Form 20-F
period 2022-12-31
Genenta Science S.p.A.
filed 2023-04-21
CIK 1838716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

For the transition period from __________ to __________

Commission file number: 001-41115

Genenta Science S.p.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Italy

(Jurisdiction of incorporation or organization)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive offices)

Via Olgettina No. 58

20132 Milan, Italy

Attn: Pierluigi Paracchi

Tel: +39-02-2643-4681

Email: pierluigi.paracchi@genenta.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (each American depositary share representing one ordinary share)	GNTA	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Ordinary shares, no par value*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing of American depositary shares on The Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The registrant had 18,216,858 ordinary shares outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” “Genenta,” “us,” “our,” “the Company,” or “our company” are to Genenta Science S.p.A., including its subsidiaries;

●	“ordinary shares” are to our ordinary shares, no par value;

●	“ADSs” or “American Depositary Shares” are to our American depositary shares, each representing one ordinary share;

●	“Nasdaq” are to the Nasdaq Capital Market;

●	“Italy” are to the Republic of Italy;

●	“$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the United States; and

●	“€,” or “EURO” are to the legal currency of the European Union.

Solely for the convenience of the reader, this Annual Report contains translations of certain EURO amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EURO to U.S. dollars are based on the noon buying rate of €1.00 per $1.0666in the City of New York for cable transfers of EUROs, as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that such EURO amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2022, 2021 and 2020 included elsewhere in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Our fiscal semi-annual year end is June 30 and our fiscal year end is December 31.

In May 2021, we converted from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”) (the “Corporate Conversion”). This change in incorporation did not affect the financial information presented in this Annual Report, except for the transformation of our quotas into ordinary shares.

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

A. Offer Statistics

Not applicable.

B. Method and Expect

Not applicable.

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

Summary of Risk Factors

Risks relating to our business include issues arising from the following matters and related adverse developments:

●	We have a limited operating history and have incurred significant losses since our inception. We have never generated revenue and will require significant additional funds, which may not be available on acceptable terms or at all. As a result, you could lose your entire investment.

●	Our lentiviral-based gene therapy product candidates are based on a novel technology that is in preliminary stages of evaluation, which makes it difficult to predict the time and cost of product candidate development or the likelihood of receiving required regulatory approvals. Our rights to the intellectual property underlying our novel technology derive solely from our license agreement with San Raffaele Hospital (“OSR”) and any failure to comply with the terms of such license agreement could have a material adverse effect on our intellectual property position and our ability to seek approval for and ultimately commercialize such product candidates.

●	Even if we do receive regulatory approvals for our product candidates, they may face commercialization issues from significantly larger oncology competitors, unfavorable pricing regulations or lack of acceptance by doctors, hospitals, patients and insurers. Our product candidates and the process for administering them may also cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.

●	We currently have very few employees and rely almost entirely on the efforts of third parties over which we have limited control and in certain cases are reliant on a sole supplier for our materials. Our contract research organizations (“CROs”) may fail to observe the standards to which our studies must be conducted, and our product candidates may not be approved as a result. Likewise, our contract manufacturing organizations (“CMOs”) may not continue producing the needed materials for preclinical and clinical testing, whether as a result of their commitments to other customers or otherwise. Any failure of these third parties to meet our expectations would have a materially adverse effect on our product development efforts.

●	Our clinical trials for Temferon must be successful if we are to seek and obtain regulatory marketing application through the submission of a new Biological License Application (“BLA”) and marketing authorization application (“MAA”) with the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), respectively. Advanced clinical trials are often not successful even if prior trials were successful, and even if we are able to conduct advanced clinical trials and those trials are successful, we may not obtain necessary regulatory approvals for Temferon or we may be unable to successfully commercialize our products even if we receive the necessary regulatory approvals.

●	Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 30.59% of our ordinary shares and will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	As a public company, we will need to comply with extensive additional U.S. and Italian governmental regulations and Nasdaq rules, which will be expensive, and require significant management attention.

●	As a company organized under the laws of Italy and whose shares are represented by ADSs, the rights of investors in the company differ in several material respects from the rights of holders of shares of common stock of a US domestic company and may not provide investors the same protections.

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

We have no products approved for commercial sale, have not generated any revenue from commercial sales of our product candidates, and have incurred losses each year since our inception. Our losses for the years ended December 31, 2022, 2021, and 2020, were approximately €8.5 million, €5.5 million, and €5.6 million, respectively. As of December 31, 2022, we had an accumulated deficit of approximately €35.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including pre- and non-clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect that it will be several years, if ever, before we have any product approved for commercial sale. We have funded our operations to date primarily through proceeds from our initial public offering of ADSs and ordinary shares in December 2021 (the “IPO”) and, prior to our IPO, the private placement of ordinary shares to our founding shareholders. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if, and as, we

●	continue the research and development of our gene therapy product candidates, including continuing and conducting preclinical studies and clinical trials of Temferon and conducting preclinical studies and clinical trials for any additional product candidates that we may pursue in the future;

●	develop and obtain regulatory approval for registration studies for our current product candidate, Temferon, and any additional product candidates that we may pursue in the future;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies, including obtaining orphan drug designation;

●	establish a sales, marketing, and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

●	industrialize our lentivirus ex-vivo gene therapy approach into a robust, scalable and, if approved, commercially viable process;

●	maintain, protect, and expand our intellectual property portfolio;

●	hire and retain qualified technical personnel, such as clinical, quality control, commercial and scientific personnel;

●	expand our infrastructure and facilities to support our operations, including adding equipment and physical infrastructure to support our research and development; and

●	incur additional legal, accounting and other expenses associated with operating as a public company.

We have not generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever, and our ability to do so depends heavily on our success in many areas, including but not limited to:

●	completing research and pre- and non-clinical development of our products candidates;

●	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies, if any;

●	establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate (in amount and quality) products and services, and at acceptable costs, to support clinical development and market demand for our product candidates, if marketing approval is received;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options.

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

As of December 31, 2022, our cash and cash equivalents were approximately €29.8 million. If we continue to use cash at our historical rates of use, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaboration, in-licensing arrangements, joint ventures, strategic alliances or partnerships. For example, we may file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement, which if declared effective by the SEC, may permit us to sell from time to time additional ordinary shares (including in the form of ADSs) or other securities in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships with third parties, we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We may not be able to successfully develop our lentivirus ex-vivo gene transfer product candidates or our technology in a manner that will yield products that are safe, effective, scalable or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:

●	regulatory requirements governing gene and cell therapy products are evolving in response to new clinical data. To date, several cell therapy products that involve the genetic modification of patient cells have been approved in the United States and/or the European Union, including two lentivirus ex-vivo gene transfer products;

●	genetically modified products could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells in the event of improper insertion of a gene sequence into a patient’s chromosome, or due to other unknown causes;

●	although our viral vectors are not able to replicate, there is a risk with the use of lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases; and

●	the FDA recommends a 15-year follow-up observation period for patients who receive treatment using gene therapies and guidance promulgated by the EMA requires a similar follow-up observation period for patients who receive cell therapeutic products, which has to be sufficient to observe the subjects for risks that may be due to the characteristics of the product, the nature and extent of the exposure, and the anticipated time of occurrence of delayed adverse reactions and could be as long as life-time, and we may need to adopt an observation period for our product candidates.

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

Our gene therapy product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

Following treatment with our gene therapy product candidates, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we study and test Temferon or other product candidates in larger, longer and more extensive clinical programs, or as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts, side effects and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by patients. Gene therapies are also subject to the potential risk that occurrence of adverse events will be delayed following administration of the gene therapy due to persistent biological activity of the genetic material or other components of the vectors used to carry the genetic material. Many times, additional safety risks, contraindications, drug interactions, adverse events and side effects are only detectable after investigational products are tested in larger scale clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Moreover, as noted above, the FDA generally requires a long-term follow-up of study subjects for potential gene therapy-related adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects. If additional clinical experience indicates that Temferon or any other product candidates or similar products developed by other companies has side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

There have been several significant adverse side effects in gene therapy treatments in the past, including reported cases of leukemia with the use of gammaretrovirus vector and patient deaths in other clinical trials. There have been recent case reports of suspected unexpected serious adverse reactions (“SUSARs”) involving an ex-vivo transduced lentivirus vector (“LVV”) gene therapy product, BlueBird Bio’s elivaldogene autotemcel (“Lenti-D”), involving two SUSARs for cases of acute myeloid leukemia (“AML”), and one case involving myelodysplastic syndrome.

In July 2021, the European Medicines Agency’s (“EMA”) safety committee (Pharmacovigilance Risk Assessment Committee - PRAC) announced that there is no evidence the LVV used in both Lenti-D and the EU-approved gene therapy Zynteglo spurred the AML cases.

BlueBird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year previously, that this SUSAR “is likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “[e]vidence currently available suggests that specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA has placed a clinical hold on BlueBird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy (“CALD”).

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

Potential risks for gene therapy products can be identified, in addition to side effects caused by the product candidate itself, as part of the entire process required for their manufacturing and administration. For Temferon manufacturing, each patient needs to be subjected to a mobilization and harvesting process for hemapoietic stem progenitor cells (“HSPCs”) collection. This procedure is associated with risks linked to the administration of mobilization agents. The conditioning regimen required for administering our product candidate and the associated procedures can also cause adverse side effects. A gene therapy patient is generally administered with cytotoxic drugs to remove stem cells from the bone marrow to create sufficient space for the modified stem cells to engraft and produce their progeny. This procedure compromises the patient’s immune system, and adverse events related to preconditioning have been observed in our ongoing clinical trial. If in the future we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, or by their administration process or related procedure, the FDA, EMA or other regulatory authorities could order us to cease further development of, or deny the approval of, Temferon or our other product candidates for any or all target indications. Even if we are able to demonstrate that adverse events are not related to our drug product, such occurrences could affect the ability to enroll patients to complete the clinical trial, or the commercial viability of any product candidates that obtain regulatory approval.

To date, Temferon has only been administered to a small number of human subjects in our ongoing Phase 1/2a study. Due to the lack of a broader experience in human subjects, there is limited information available about the relationship of adverse events to administration of Temferon. Adverse events experienced in our clinical trials and attributed to autologous stem cell transplant (“ASCT”), concomitant medications, and disease progression have included febrile neutropenia and other infectious complications, venous thromboembolism, poor performance status, liver enzyme elevation, brain abscess and hemiparesis. While most of these adverse events were managed with treatment and supportive care, two glioblastoma multiforme (“GBM”) patients died (day +60 and +122) due to complications following the conditioning regimens.

Patient deaths and severe adverse events caused by any investigational product candidates could result in the delay, suspension, clinical hold or termination of clinical trials by sponsors, ethics committees and regulatory authorities. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenue from any of these product candidates would be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Additionally, if any of our product candidates receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy (“REMS”) and other non-U.S. regulatory authorities could impose other specific obligations as a condition of approval to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Temferon or any of our other product candidates, several potentially significant negative consequences could result, including:

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

We are evaluating Temferon in a Phase 1/2a clinical trial in newly diagnosed unmethylated MGMT gene promoter glioblastoma tumor patients (the “TEM-GBM Study”). To date, the TEM-GBM Study is ongoing and not complete.

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

We need to complete our Phase 1/2a clinical trial for Temferon, as well as additional clinical trials in order to obtain regulatory approvals to market Temferon. Carrying out later-stage clinical trials is a complicated process. We are a small organization with limited experience in preparing, submitting and prosecuting regulatory filings, and we have not previously submitted a biologics license application (“BLA”) to the FDA for any product candidate.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. We cannot guarantee that any clinical studies will be conducted or completed on schedule, if at all. Clinical trials can be delayed or prevented for a number of reasons, including:

●	delays in reaching a consensus with regulatory agencies on study design;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	difficulties obtaining institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site;

●	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other countries;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	failure by CROs, other third parties or us to adhere to clinical trial protocol and record keeping requirements;

●	trial sites or patients dropping out of a study;

●	the occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites; and

●	if the FDA or the EMA or other regulatory authorities elect to enact policy changes, as a result of the ongoing COVID-19 pandemic or otherwise.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues (including those that result from the ongoing COVID-19 pandemic) or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues. This could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

In addition, if we make changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions, this will increase the costs and could delay our clinical development plan, or marketing approval for our product candidates. For example, among our preclinical candidates, we are developing a “switchable” system. This system has the potential to be a “switchable” on/off system that may limit the long-term exposure to any selected therapeutic payloads, but it requires further preclinical testing as well as additional manufacturing validation. Moreover, our platform is designed to allow us to use other therapeutic payloads, other than IFN-α. This has the potential to open a multitude of therapeutic indications but further preclinical testing as well as additional manufacturing validation are required. Any modification of our product candidates will likely require updates to our clinical trial applications and INDs with the relevant regulatory authorities, which may result in delay, suspension or termination of ongoing or future clinical trials pending our submission, and the agencies’ review, of such updates. Clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

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

In addition, we may not be able to identify, recruit and enroll a sufficient number of patients due to the existence of efficacious alternative treatments, the size of the patient population and process for identifying subjects, the design of the trial protocol, the exclusion/inclusion criteria that we are currently targeting may limit the pool of patients that may be enrolled in our ongoing or planned clinical trials, the proximity and availability of clinical trial sites for prospective subjects and the patient referral practices of physicians, and the ability to obtain and maintain subject consent, as well as the risk that enrolled subjects will drop out before completion of the trial.

In addition, the ongoing COVID-19 pandemic may directly or indirectly impact the pace of enrollment in our clinical trials or the ability of healthcare facilities and physician’ to perform clinical trial services. See “Risks Related to Our Business Operations – We face business disruption and related risks resulting from the ongoing COVID-19 pandemic, which could have a material adverse effect on our business and results of operations” for additional information.

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

To date our only ongoing recruiting clinical trial has been conducted in Europe but we are planning to globally develop Temferon, including in the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with GCPs, ethical principles such as or IRB or ethics committee approval and informed consent. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the location in which each regulatory authority is based as adequate support of a marketing application in a given jurisdiction. If the FDA does not accept the data from sites in our globally conducted clinical trials, or if international regulatory authorities do not accept the data from our U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country including the United States, is subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with CROs and physicians;

●	different standards for the conduct of clinical trials;

●	the absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

●	our inability to locate qualified local consultants, physicians and partners; and

●	the potential burden of complying with a variety of laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

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

In addition, we may seek a regenerative medicine advanced therapy (“RMAT”) designation for some of our product candidates. An RMAT is defined as a cell therapy, therapeutic tissue engineering products, human cell and tissue products, or any combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and for which preliminary clinical evidence indicates that the candidate has potential to address unmet medical needs for such disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, where the benefit of immediate availability of the medicine outweighs the risk inherent in the fact that additional data are still required or in the interests of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”) to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

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

We have received orphan drug designation for Temferon for the treatment of GBM and we may seek orphan drug designation for additional indications and for other product candidates. We may be unable to obtain orphan drug designation for our product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

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

Temferon has been granted orphan drug designation in the United States for the treatment of GBM. If we request orphan drug designation from the FDA for Temferon for additional indications, if we request the international equivalent from the applicable regulatory authorities for Temferon or if we request orphan drug designation or the international equivalent for any of our other product candidates, there can be no assurances that the FDA or international regulatory authorities will grant any of our product candidates such designation. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval.

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

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA or comparable foreign regulatory authorities, Department of Justice, Department of Health and Human Services’ (“HHS”) Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA or comparable foreign regulatory authority approval for desired uses or indications for our current product candidates and any future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for our products, including claims comparing our products to other companies’ products, and must abide by the FDA or a comparable foreign regulatory authority’s strict requirements regarding the content of promotion and advertising.

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

In the European Union, the advertising and promotion of our products are subject to European Union laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. In addition, other legislation adopted by individual European Union Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising for medicinal products are consistent with the product’s Summary of Product Characteristics (“SmPC”) as approved by the competent authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the European Union. The applicable laws at European Union level and in the individual European Union Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public, and may also impose limitations on our promotional activities with health care professionals.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices (“GMP”) requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

We currently have no sales, distribution or marketing organization. To successfully commercialize any of our current or future product candidates, if approved, we will need to develop these capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market any product candidate we may develop will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may enter into collaborations or alternative transactions and arrangements regarding any approved product candidates with other entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize our product candidates, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well-funded sales, distribution and marketing operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates, if approved. Without an internal team or the support of a third-party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

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

The commercial success of Temferon will depend upon the acceptance of each product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, the EMA or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including competitive products expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second-, or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

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

In addition, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we enter into collaborations or alternative transactions or arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues or the profitability from these revenues to us are likely to be lower than if we had sold, marketed and distributed our products ourselves. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, we may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may incur significant additional losses.

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

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, our product candidates may face competition from biosimilar products. In the United States, our product candidates are regulated by the FDA as biologic products, and we intend to seek approval for these product candidates pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

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

Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers. We have limited experience manufacturing our product candidates. We have contracted with a third party CMO for the manufacture of our viral vectors and certain of our drug products for clinical trials. We expect this CMO will be capable of providing sufficient quantities of our viral vectors and gene therapy products to meet the anticipated scales for our clinical trials, in due course, and commercial demands, if approved. However, to meet our projected needs for further commercial manufacturing and large-scale clinical trials, third parties with whom we currently work might need to increase their scale and frequency of production, and we will likely need to secure alternate suppliers or develop our own capabilities. We believe that there are alternate sources of supply that can satisfy our requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

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

Additionally, if supply from any CMO or us is delayed or interrupted, there could be a significant disruption in the clinical or commercial supply of our product candidates. We have agreements in place with our CMO pursuant to which we are collaborating on GMP manufacturing processes and analytical methods for the manufacture and release of our viral vectors and certain of our drug products. Therefore, if we are unable to enter into an agreement with our CMO to manufacture clinical or commercial material for our product programs, or if our agreement with our CMOs were terminated, we would have to find suitable alternative manufacturers. This could delay our or our collaborators’ ability to conduct clinical trials or commercialize our current and future product candidates. The regulatory authorities also may require additional clinical trials and other nonclinical and or analytical evaluations if a new manufacturer is relied upon for clinical or commercial production. Switching manufacturers may involve substantial costs, require significant comparability studies and could result in a delay in our desired clinical and commercial timelines.

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

Once collected from the patient, the cellular source material must be transported to the manufacturing facility using a shipping container that maintains the material at a required temperature and be delivered typically within three days of collection. While we intend to use reputable couriers and agents for the transport of such materials, if the shipping container is opened or damaged such that the required temperature is not maintained, the cellular source material may be adversely impacted, and it may not be feasible to manufacture a drug product for the patient. Similarly, if a shipment is delayed due to adverse weather, misrouting, other events or held up at a customs point, the cellular source material may not be delivered within a time window that will allow for its use for the successful manufacture of a drug product. Similarly, the patient’s autologous drug product must be returned to the clinical site for administration into the patient using a specialized shipping container that maintains the material at a very low temperature for a period of typically up to ten days. While we intend to use reputable couriers and agents for the transport of our drug products, if the shipping container is opened or damaged such that the very low temperature is not maintained, the drug product may be adversely impacted and it may be unsuitable for administration to the patient or harmful. Similarly, if a shipment is delayed due to adverse weather, misrouting, held up at a customs point or other events, and is not delivered to the clinical site within the time period that the very low temperature is maintained, the drug product may be unsuitable for administration to the patient or harmful.

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

As part of our growth strategy, we intend to identify, develop and market additional product candidates beyond our existing product candidate, namely Temferon. We may spend several years completing our development of any particular current or future product candidates, and failure can occur at any stage. The product candidates to which we allocate our resources may not end up being successful. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than Temferon or our other product candidates. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.

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

We currently rely on our CMO for the production of our viral vectors and certain of our drug products for our ongoing clinical trials and preclinical studies. For future clinical trials we intend to utilize materials manufactured by GMP-compliant CMOs. If our partners do not successfully carry out their contractual duties, meet expected deadlines or manufacture our viral vector and product candidates in accordance with regulatory requirements or if there are disagreements between us and our CMO, we will not be able to complete, or may be delayed in completing, the clinical trials required to support approval of our product candidates or the FDA, EMA or other regulatory agencies may refuse to accept our clinical or preclinical data. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of our product candidates and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

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

Under certain circumstances, our current CMO is entitled to terminate its engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMO for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. In addition to our current CMO, we may rely on additional third parties to manufacture ingredients of our viral vectors and/or drug product in the future and to perform quality testing, and reliance on these third parties entails risks including:

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

We do not expect to independently conduct all aspects of our lentiviral vector protocol development, research and preclinical and clinical testing. We currently rely, and plan to continue to rely, upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. Pursuant to the OSR License Agreement, we agreed to use OSR as the primary site in any preclinical study or clinical trial (including all phases thereof) relating to any licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. We rely on these parties, including OSR, for execution of our preclinical and clinical studies, but we can only control limited aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current GMP, GCP, and Good Laboratory Practices (“GLP”), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, the EMA or other comparable regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under GMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

Any collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships with biotechnology or pharmaceutical companies or other third parties for the development or commercialization of our current and potential future product candidates. We may enter into these transactions or arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective transactions or arrangements with other biotechnology or pharmaceutical companies or other third parties for each product candidate, both in the United States and internationally. We will face, to the extent that we decide to enter into these transactions or arrangements, significant competition in seeking appropriate collaborators. Moreover, collaborations or alternative transactions or arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative transactions or arrangements should we so choose to enter into such transactions or arrangements. The terms of any collaborations or other transactions or arrangements that we may establish may not be favorable to us.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, the ownership or control of intellectual property developed during the collaboration or the scope of our or our collaborators’ other rights or obligations related to development or commercialization activities. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disagreements between us and our collaborators can lead to delays in the development process or commercializing the applicable product candidate or product, may result in litigation or arbitration, which would increase our expenses and divert the attention of our management, and may result in termination or dissolution of the transaction or arrangement and, in such event, we may not continue to have rights to the product candidate or products relating to such transaction or arrangement or may need to purchase such rights at a premium. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

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

We do not currently own any patents, and we are heavily reliant upon license from OSR to certain patent rights that are important or necessary to the development of our technology and product candidates, including the patents relating to Temferon. Our license is exclusive only to specific fields of use, namely: GBM, solid liver cancer and any lympho-hematopoietic indication. Although we have exclusive option rights to license additional fields of use, or indications, upon the payment of additional fees to OSR, there is no guarantee that we will be in a position to do so within the time period specified to exercise such right. In particular, in March 2023, we entered into an amended and restated license agreement with OSR to expand the license to all solid tumor indications and (ii) carve out all lympho-hematopoietic indications and grant us an option to include lympho-hematopoietic indications. However, the amendment and restatement of the existing OSR license agreement is subject to Italy’s “Golden Power” regulations and will not be effective until the applicable Italian governmental authority consents or is deemed to have consented to the amendment and restatement. As a result, we may not be able to prevent competitors from developing and commercializing competitive products.

We do not control the prosecution, maintenance, or filing of the patents and patent applications that are licensed to us under the OSR license agreement (unless OSR chooses i) not to file and/or prosecute certain patent applications, or ii) to abandon such patent application and issued patents, in which cases we have the right to – at our expense – file, prosecute and/or maintain such patent applications), or the enforcement of these patents and patent applications against infringement by third parties. Thus, these patents and patent applications were not drafted by us or our attorneys, and we do not control or have any input into the prosecution of these patents and patent applications. We cannot be certain that drafting or prosecution of the patents and patent applications licensed to us has been conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. OSR controls the preparation, filing and prosecution of patent applications, and is responsible for maintaining the patents covering technology that we license.

Pursuant to our license, we are required to commence a Phase III Clinical Trial in the U.S. regarding Temferon for GBM prior to 72 months from first patient dosed, or by July 8, 2025. If we fail to comply with the obligations under our license agreement, including due to lack of funds, or if we use the licensed intellectual property in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreement is terminated, we may not be able to develop, manufacture, market or sell the product candidates covered by our agreement and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.

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

The effectiveness of the amendment and restatement of the OSR license agreement is subject to government consent, which may not be granted.

In March 2023, we entered into an amended and restated license agreement with OSR (i) to expand the license to all solid tumor indications and (ii) carve out all lympho-hematopoietic indications and grant us an option to include lympho-hematopoietic indications. The amendment and restatement of the existing OSR license agreement is subject to Italy’s Law Decree No. 21 of March 15, 2012 (the so-called Italian “Golden Power” regulations), as subsequently amended and supplemented, and will not be effective until the applicable Italian governmental authority consents to the amendment and restatement. This consent will be deemed given after the statutory period lapses without any response from the governmental authority. Further, the amended and restated license agreement stipulates that if such consent or deemed consent from the governmental authority is not granted within 90 days of the execution date of the agreement, the amendment and restatement will not be effective, and the original OSR license agreement will remain in place, with certain option rights extended until 30 days following such 90-day period. Under the Golden Power regulations, the Italian government has the power to veto or impose specific conditions regarding the amendment and restatement, and accordingly there can be no assurance that the consent or deemed consent will be granted and the amendment and restatement will become effective.

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

Composition of matter patent claims on the active pharmaceutical ingredient (“API”) in pharmaceutical drug products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents generally provide protection without regard to any particular method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

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

Any patents that may be issued based on patent applications that we have been granted licenses to will not ensure sufficient protection with respect to our activities for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other gene therapy products including identical or similar products;

●	if patents are not issued or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for Temferon, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

●	if patents that we have been granted licenses to are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe patents that we have been granted licenses to;

●	patents to which we have been granted licenses could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and,

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”) and foreign Intellectual Property Offices in several stages over the term of the patent. Maintenance fees are also due for pending patent applications in some countries. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

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

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, the patents and patent applications licensed to us may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that the patents involved are eligible for certain (and time-limited) patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to such patents, or may grant more limited extensions than requested. For example, depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of the U.S. patents licensed to us may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested. If we are unable to obtain patent term extension or term of any such extension is less than requested, our competitors may obtain approval of competing products following our patent expiration, and our business could be harmed. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

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

Interference or derivation proceedings brought by the USPTO or its foreign counterparts may be necessary to determine the priority of inventions with respect to our patent applications, and we may also become involved in other proceedings, such as re -examination proceedings, before the USPTO or its foreign counterparts. Due to the substantial competition in the pharmaceutical space, the number of such proceedings may increase. This could delay the prosecution of our pending patent applications or impact the validity and enforceability of any future patents that we may obtain. In addition, any such litigation, submission or proceeding may be resolved adversely to us and, even if successful, may result in substantial costs and distraction to our management.

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

We expect to rely on trademarks, including Temferon, as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. Other than Temferon, which we have registered in the EU and the U.S., we have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for any other of our product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe upon our trademarks and we may not have adequate resources to enforce our trademarks.

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

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

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

There may be claims that former employees, collaborators or other third parties have an interest in patents or other intellectual property that we have been granted licenses to as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, there may be a loss of valuable intellectual property rights to us or our licensors, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, we may receive less revenue from future products if any of our employees successfully claim compensation for their work in developing intellectual property, which in turn could impact our future profitability.

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

To date, we have not entered into non-competition agreements with our current employees in order to prevent them, after the termination of their employment, to perform competitive activity in favor of other employers. Therefore, we cannot exclude that such employers may benefit from the expertise of our current employees developed while working for us, after the termination of their employment. We sometimes enter into non-competition agreements with certain key consultants. These agreements prohibit key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our consultants work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former consultants developed while working for us. Under Italian law, a non-competition agreement could be invalidated if, for example, the geographic scope of the non-competition agreement is too broad, or, alternatively, such an agreement could be deemed by an Italian court to be an occupation ban. Such actions would make enforcing our non-competition agreements more challenging and could make it easier for our competitors to employ or benefit from the expertise of our key consultants. In addition, we cannot exclude that our current independent consultants may perform activities –during their relationship with us- which could result in competition / conflict with our activity (e.g., in case they perform their activity for the benefit of other employers or companies). Lastly, with reference to the key consultants with whom no non-competition agreement has been entered into, we cannot exclude that, after the termination of their relationship with us or during the same, other employers or companies may benefit from the expertise of such consultants developed while working for us.

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

Risks Related to Our Business Operations

As a company currently with substantial operations outside of the United States, our business is subject to global economic conditions, macro events, political, regulatory, pandemic, and other risks associated with international operations and macro-economic trends.

As a company with substantial operations in Italy, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers and clinical trial relationships are located outside the United States. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The U.S. Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect investor confidence. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic downturns, recessions, inflation, increasing interest rates, supply chain shortages, rising fuel prices, or political instability in particular non-U.S. economies and markets could negatively impact our budget projections, clinical trial cost estimates, and potential clinical timeline;

●	instability in the domestic and international banking systems where the Company has accounts;

●	differing and changing regulatory requirements for product approvals in the US and Italy;

●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

●	potentially reduced protection for intellectual property rights that could impact our ability to develop and/or license our technology;

●	difficulties in compliance with different, complex, and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations that could affect our need to hire subject matter experts or retain third-party experts;

●	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

●	foreign exchange risks and currency controls due to maintaining our cash and cash equivalents both in US dollars and Euros;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

●	differing reimbursement regimes and price controls in certain non-U.S. markets;

●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share incentive plans;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	litigation or administrative actions resulting from claims against us by current or former employees or by employees of third party contractors or consultants, individually or as part of class actions, including: (i) claims of wrongful terminations and payment of the related damages, (ii) discrimination, (iii) misclassification, (iv) claims for salary differences or for a different classification according to national collective bargaining agreement, (v) claims for the payment of social security charges or severance benefits, (vi) claims from suppliers’ employees or external consultants such as, by way of example, claims for reclassification as employees, rather than independent contractors, or, as indicated above, requests for payment of salary / social security charges, (vii) any sanctions due to the above-mentioned obligations, (viii) or other violations of labor law or other alleged conduct;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism (including the ongoing war in Ukraine), health epidemics, or natural disasters including earthquakes, typhoons, floods and fires.

We manage our business through a small number of employees, key consultants, and third-party contractors.

Our key people include our Chief Executive Officer and current Vice Chairman, Pierluigi Paracchi, who co-founded our company in 2014 along with Luigi Naldini, our Executive Scientific Board Chairman, and Bernhard Gentner, a member of our Executive Scientific Board. Our other key people include Carlo Russo, our Chief Medical Officer & Head of Development, Richard Slansky, our Chief Financial Officer, Barbara Regonini, our Finance Director and Stefania Mazzoleni, our Scientific Project Manager and Communications Officer. Our future growth and success depend on our ability to recruit, retain, manage, and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our key personnel or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with management, these agreements will likely be terminable at will with notice.

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

We rely on a single manufacturing facility, and if operations at that manufacturing facility are disrupted, we could experience delays in our clinical trials or we would need to expend additional time and capital to identify and onboard another manufacturing facility.

We face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, natural hazards or vandalism could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

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

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper conduct or activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA, EMA or of other foreign regulatory authorities, provide accurate information to the FDA, EMA and other foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. in particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “PPACA”), requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require biotechnology and pharmaceutical companies to comply with the biotechnology and pharmaceutical industries’ voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation (the “GDPR”), which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like us that conduct clinical trials in the EU; we anticipate that over time we may expand our business operations to include additional operations in the EU and with such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR and all relevant data protection rulings and further legislation.

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

We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017 (the “TCJA”) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additional legislative and regulatory changes to the PPACA, its implementing regulations and guidance and its policies, remain possible. However, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

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

Our business exposes us to an inherent risk of potential product liability or similar claims. The biotechnology and pharmaceutical industries have historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Our internal information technology systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer cyber security breaches or other unauthorized or improper access, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and impact our ability to operate our business effectively.

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

Our internal information technology systems and those of our current and any future third -party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of disruptive elements, including data breaches, cyber-attacks by malicious third parties (including the deployment of computer viruses, harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures and persons with access to systems inside our organization. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Because the techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates or terrorist organizations, we and our partners may be unable to anticipate these techniques or implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of third parties that collect, process and store personal data on our behalf.

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

The ongoing impact of the COVID-19 pandemic, including any resurgences, could disrupt and cause harm to our business, operating results, or financial condition.

The duration and extent of the impact from the COVID-19 pandemic on our business will continue to depend on future developments that cannot be accurately forecasted at this time, such as the transmission rate and geographic spread of the disease, the extent and effectiveness of current or future containment actions, the widespread use of effective vaccines, the severity of breakthrough cases and emergence of new COVID-19 variants, and the impact of these and other factors on our employees, patients, partners, contract manufacturers, suppliers and other third-party providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industry in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition, and cash flows could be adversely affected.

We face business disruption and related risks resulting from the ongoing COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

Since its initial outbreak in December 2019, the spread of COVID 19 and its variants, and the measures taken in response to the pandemic have had a global and national impact, both direct and indirect, on businesses and commerce. Despite progress in the administration of vaccines, the future impact of the pandemic on global and local economies will continue to depend on future developments such as the emergence of future variant strains of COVID-19, the availability and distribution of effective medical treatments and vaccines, vaccination rates, as well as government-imposed restrictions or mandates.

Throughout the pandemic, our operations and business have experienced periods of disruption. There can be no assurance we will be able to enact any remedial measures that will enable us to avoid part or all of any future impact from the pandemic or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, any future resurgences of the pandemic or other future new pandemics may cause delays to our preclinical studies and future clinical trials and may make it difficult for us to enroll patients to clinical trials.

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

The collection and use of personal health data in the EU is governed, as of May 2018, by the General Data Protection Regulation 2016/679 (the “GDPR”) as implemented by European Data Protection Board (the “EDPB”) guidelines and EU Member States national legislations. General EU data protection rules impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the GDPR, the EDPB guidelines and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules, including violation of articles 44 to 49 GDPR related to transfer of personal data to a recipient in a non-EU country. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process, and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, including Italy, have implemented regulations similar to GDPR. With regard to Italian legislation, the national Privacy and Data Protection Code has been amended according to GDPR provisions (Legislative Decree n. 196/2003 as amended and updated by Legislative Decree n. 101/2018) and imposes additional fines and administrative penalties in relation to the processing of health data and processing of data for scientific research purposes. Moreover, European data protection background is constantly changing under the drive of the EDPB on the correct interpretation and application of GDPR and the ruling activity of the Court of Justice of the European Union (see, for instance, the recent CJEU case C-3111/18, also known as Schremes II which invalidated the EU-US Privacy Shield Framework for transfer of data to United States).

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

Risks Related to Ownership of Our Securities

We cannot guarantee that we will be able to satisfy the continued listing standards of the Nasdaq going forward.

Our ADS are listed on the Nasdaq. However, we cannot ensure that we will be able to satisfy the continued listing standards of the Nasdaq going forward. If we cannot satisfy the continued listing standards going forward, the Nasdaq Stock Market may commence delisting procedures against us, which could result in our ADS being removed from listing on the Nasdaq. If any of our ADSs were to be delisted, the liquidity of our ADSs could be adversely affected and the market price of our ADSs could decrease. Delisting could also adversely affect the ability of a holder of our ADSs to trade or obtain quotations on our ADSs because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask price for our ADSs. Investors may also not be able to resell their ADSs at or above the price they paid for such securities or at all.

The trading price of the ADSs is likely to be highly volatile.

The trading price of the ADSs has been and is likely to continue to be highly volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs:

●	adverse results or delays in pre- and non-clinical studies or clinical trials;

●	reports of adverse events in other gene therapy products or clinical studies of such products;

●	inability to obtain additional funding;

●	inability to obtain the approvals necessary to commence clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of cancer tumors, or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology and pharmaceutical industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of biotechnology or gene therapy products;

●	the depth of the trading market in the ADSs;

●	economic downturns, recessions, inflation, increasing interest rates, supply chain shortages, rising fuel prices, or political instability in global, U.S. or particular foreign economies and markets;

●	instability in the global or U.S. banking systems or the banking systems of foreign countries;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism (including the ongoing war in Ukraine), or natural disasters;

●	the granting or exercise of employee stock options or other equity awards;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

The Bank of New York Mellon, the depositary for the ADSs (the “Depositary”), has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses and subject to the terms of the deposit agreement. You will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, in accordance with the limitations set forth in the deposit agreement the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended (the “Securities Act”), but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the Depositary may determine not to distribute such property and hold it as “deposited securities” or may distribute the net cash proceeds from the sale of the dividends. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the Depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the Depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Historically, we have had limited financial and accounting personnel, which has resulted in a limited segregation of duties to fully execute our accounting processes and address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, we identified certain material weaknesses in our internal control over financial reporting, including but not limited to our lack of adequate staff to: (i) process financial information in a timely manner; (ii) analyze and account for complex, non-routine transactions - including those subject to our critical accounting policies; and, (iii) maintain adequate segregation of duties; and, the lack of documentation related to our internal control over financial reporting including our policy over related party relationships and transactions.

We began implementing and plan to continue to implement steps to address the internal control deficiencies that contributed to the material weaknesses, including the following:

●	hiring of additional finance and accounting personnel with prior experience working for finance departments and technical accounting experience, supplemented by third-party resources;

●	documenting and formally assessing our accounting and financial reporting policies and procedures; and

●	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

Currently, we are in the process of executing the following remediation activities:

●	Hiring of three additional finance staff members to effectively improve our segregation of duties and our financial reporting process and documentation;

●	Engaging technology experts who are helping design and implement a secure, cloud-based ERP system with controlled access, approval work flow and segregation of duties; and,

●	Documenting internal controls after our go live of the ERP system to effectively test and document controls and processes.

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

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses may have been identified. If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

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

Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 31.45% of our ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding ordinary shares beneficially own approximately 31.45% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for the ADSs because investors often perceive disadvantages in owning securities in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. Also, the concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in our control, or may discourage bids for our shares at a premium over the market price of the shares. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of the ADSs could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. We have not made the formal analysis necessary to determine whether or not we are currently a PFIC or whether we have ever been a PFIC. The tests for determining PFIC status depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, it is difficult to make accurate projections of future income and assets which are relevant to this determination for the current taxable year or any future period. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund” (“QEF”) or make a “mark-to- market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service (the “IRS”) determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available. U.S. taxpayers that hold the ADSs are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs in the event that we are a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Companies” for additional information.

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

The requirements associated with being a public company require significant company resources and management attention.

As a U.S. public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we have incurred and will continue to incur legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our securities, fines, sanctions and other regulatory action and potentially civil litigation.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this election, our consolidated financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for the ADSs, and our ADS price may be more volatile and may decline.

As a foreign private issuer, we are permitted to, and we do, follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

The corporate governance rules of the Nasdaq Stock Market require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of these requirements. For more information, see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Differences between Italian Laws and Nasdaq Requirements.” As long as we rely on the foreign private issuer exemption to certain of the Nasdaq’s corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the Nasdaq Stock Market’s corporate governance standards.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

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

Because the ADSs are listed exclusively on Nasdaq and not on Italy’s stock exchange, our shareholders do not benefit from the protection afforded by certain provisions of Italian law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Italian Financials’ Consolidated Act and its implementing provisions require investors to disclose their interest in the relevant listed company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Italian takeover regime imposes a duty on any person or group of persons who acquires more than the 30% of a company’s voting rights (or the 25% if such company is not a small-medium enterprise, where there is no other shareholder holding a higher stake) to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Italian takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Italy and, because the ADSs are listed exclusively on Nasdaq, are not be applicable to us. Furthermore, since Italian law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in certain U.S. companies or in an Italian company listed in Italy.

The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Italy and our registered office and domicile is located in Milan, Italy. Moreover, a majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

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

Under Italian law, we may issue debt securities in an amount not to exceed twice the sum of our capital, our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders, unless the debt securities are listed on regulated markets or provide the holder of such securities the right to purchase or convert the same into our shares, in which case such restrictions do not apply. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve,” meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. At December 31, 2022, the sum of our capital, legal reserves and other reserves on our unaudited Italian GAAP financial statements was €41.9 million. If, in the future, we issue debt securities that are not listed on regulated markets or do not provide the holder of the securities the right to purchase or convert the same into our shares, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. In such a case, if our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored through a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to us, although there can be no assurance that we would be able to find purchasers of new shares or that any of our current shareholders would be willing to contribute additional capital.

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

In Italy, our employees are protected by various laws which afford them consultation rights with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employee terminations. In particular, among other applicable Italian laws: (i) Laws no. 604/1966, 300/1970 and 92/2012 regulate the individual dismissals; (ii) Law no. 223/1991, concerns the collective dismissal procedure; (iii) Law no. 428/1990 as amended by legislative decree no. 18/2001, provides for the information and consultation procedure in case of a transfer of the undertaking or a part thereof; (iv) Legislative decree no. 25/2007, introduces a general right to information and consultation for employees and (v) Legislative Decree no. 23/2015 regulates the consequences of individual dismissals with specific reference to the employees hired starting from March 7, 2015. In addition, due to COVID-19 pandemic, various government decrees have introduced a specific ban on dismissals for objective reasons and collective dismissal procedures. These laws and the collective bargaining agreements to which we are subject could impair our flexibility if we need to restructure our business.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the ordinary shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of ordinary shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is in the process of starting the relevant procedures to be included in such list by the end of 2020. For so long as the Company is not included in such list, investors in the ordinary shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—E. Taxation.”

It may be difficult for investors outside of Italy to enforce civil liabilities against us.

We are incorporated under the laws of Italy and our registered office and domicile is located in Milan, Italy. A majority of our directors and executive officers are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons.

Judgments of U.S. courts may not be directly enforceable outside of the United States and the enforcement of judgments of U.S. courts outside of the United States may be subject to limitations. Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the United States for liabilities under the securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Operating Segment Evolution

We were founded in 2014 by San Raffaele Hospital (“OSR”) in Milan, a globally recognized premier research hospital for ex-vivo gene therapy, with Pierluigi Paracchi (our CEO), Luigi Naldini (Chairman of our Executive Scientific Board) and Bernhard Gentner (a member of our Executive Scientific Board), to develop potential ground-breaking cell and gene cancer therapies. We leverage the vast experience in LVV technology of the San Raffaele Telethon Institute for Gene Therapy (“SR-Tiget”). SR-Tiget, a joint venture between OSR and Fondazione Telethon (“Telethon”), is a world leading cell and gene therapy research institution at the forefront of developing therapies for rare diseases. SR-Tiget has a proven track record for successful collaborative clinical research programs in ex-vivo gene therapy. Its research has resulted in a number of approved products, including Strimvelis, an ex-vivo gammaretroviral vector-based gene therapy for adenosine deaminase severe combined immunodeficiency (“ADA-SCID”), and Libmeldy, an ex-vivo gene therapy for the treatment of early-onset metachromatic leukodystrophy (“MLD”) patients, both marketed by Orchard Therapeutics. Our platform was developed in the SR-Tiget laboratories of our founders, Prof. Naldini and Dr. Gentner, and we hold exclusive rights and option rights, to certain intellectual property (“IP”) originating there.

Since closing our first round of funding in May 2015, we have recruited a leading management team, established a manufacturing process for our drug product candidate, completed preclinical activities (research and Good Laboratory Practice – “GLP” – grades), engaged with Italian, European and U.S. Key Opinion Leaders (“KOLs”) to identify our clinical lead indications, and submitted our first CTA (June 2018).

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

B. Business Overview

Overview

We are a clinical-stage biotechnology company engaged in the development of hematopoietic stem cell gene therapies for the treatment of solid tumors. We have developed a novel biologic platform that involves the ex-vivo gene transfer of a therapeutic candidate into autologous hematopoietic stem/progenitor cells (“HSPCs”) to deliver immunomodulatory molecules directly to the tumor by infiltrating monocytes/macrophages (Tie2 Expressing Monocytes – “TEMs”). Our technology is designed to turn TEMs, which normally have an affinity for and travel to tumors, into a “Trojan Horse” to counteract cancer progression and to prevent tumor relapse. Our technology is not target dependent, and therefore we believe it can be used as a treatment for a broad variety of cancers.

Our technology incorporates the use of a lentiviral vector (“LVV”) that combines a therapeutic transgene sequence, or payload, with our proprietary platform. Our proprietary platform consists of (i) the Tie-2 promoter, that drives transgene sequence transcription specifically in TEMs, and (ii) miRNA-126 target sequences to downregulate transgene expression post-transcription in those cells where the Tie-2 promoter is active and the miRNA-126 is present. We believe there are many advantages to our approach:

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

Our lead product candidate, Temferon, was developed using our platform and carries an interferon-alpha (“IFN-α”) payload. IFN-α is a well-known therapeutic that was previously administered intravenously for treatment of various cancers, but it is currently rarely used because of its systemic toxicity. The Temferon-modified TEMs express the transgene payload, IFN-α, in the tumor microenvironment resulting in the breakdown of tumor induced immune-tolerance. As a result, the immune system can recognize the tumor, respond, and inhibit tumor growth. Because Temferon is designed to deliver the IFN-α payload directly to the tumor, we believe it will demonstrate clinical activity without the side effect profile of systemic delivery of IFN-α. In preclinical mouse cancer models treated with Temferon both direct (anti-angiogenic, pro-apoptotic) and indirect (immune response) effects were observed.

We are currently developing Temferon for the treatment of glioblastoma multiforme (“GBM”) in patients who have an unmethylated MGMT gene promoter (“uMGMT-GBM”). GBM is the most common malignant primary brain tumor, accounting for more than half of all central nervous system (“CNS”) cancers. Patients suffering from GBM have limited, non-curative treatment options. Although these treatments may improve survival, the prognosis for GBM patients remains poor, with a median overall survival (“mOS”) of approximately 13 to 15 months and only 5.5% of patients estimated to be alive 5 years after diagnosis. With no curative treatments available and such poor prognosis for patients, there remains a large, unmet medical need. We chose uMGMT-GBM among our first targets for clinical development after considering the medical need, the active role that TEMs have in GBM pathology, and the high number of newly diagnosed uMGMT-GBM patients potentially interested in participating in our study. As a result, we believe uMGMT-GBM offers a good profile for our initial proof of concept trial in humans. We are currently conducting a Phase 1/2a clinical trial with Temferon in newly diagnosed uMGMT-GBM patients in Italy. We anticipate completing enrollment and patient dosing by the first quarter of 2024. We intend to use the preliminary results of our Phase 1/2a clinical trial to support a Clinical Trial Application to conduct in EU a multicenter Phase 2 trial in uMGMT-GBM, which we currently intend to conduct primarily in Italy. As of March 6, 2023, we had dosed a total of 19 patients. The preliminary results show that Temferon has been generally well tolerated, with no dose limiting toxicities identified so far.

We also intend to develop Temferon for the treatment of other solid tumor indications, and locally advanced hepatocellular carcinoma (“HCC”) and intra-hepatic cholangiocarcinoma (“ICC”) are under consideration. HCC and ICC are gastrointestinal (“GI”) cancers affecting the digestive system. HCC is a primary malignancy of the liver that occurs predominantly in patients with underlying chronic liver disease and cirrhosis. ICC is a biliary tract cancer and represents approximately 3% of all GI malignancies. The prognosis for patients with locally advanced HCC or ICC remains poor, with few therapeutic options, having limited clinical benefits. While we are considering development of Temferon for these liver indications for similar reasons as GBM (i.e. the high unmet need, TEMs’ role in HCC and ICC pathology, and the number of newly diagnosed patients potentially eligible for our study), we are also evaluating development of Temferon for other solid tumor indications.

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

Research and Development Pipeline

Our portfolio of clinical and preclinical ex-vivo autologous gene cancer therapies is based on our technology platform, which was originally developed in our founders’ laboratories at OSR. Through our collaboration with OSR, we have worldwide commercial rights to Temferon (though our current trademark rights to Temferon are limited to the US and Europe) for the treatment of GBM, HCC and ICC, as well as exclusive option rights to license all of our other programs. Specifically, pursuant to our existing license agreement with OSR, we retain exclusive option rights to license (i) any platform improvements, including our second-generation technology, which includes developments to enable the on/off regulation of the therapeutic transgene, (ii) products for additional indications that utilize our platform technology but use different transgene payloads, and (iii) combinations of our platform with therapies in the immuno-oncology (“IO”) field, such as ICI, CAR-T cell therapies and TCR therapies. Further, upon the effectiveness of the amended and restated license agreement with OSR, we expect to have an additional exclusive option right to license platform improvements, including our second-generation technology, which includes developments to enable the on/off regulation of the therapeutic transgene. See “—Intellectual Property Rights—Collaboration/Licensing” for a description of our license agreements with OSR.

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

We are currently conducting a Phase 1/2a dose-escalation study in Italy to primarily evaluate the safety and tolerability of Temferon in up to 27 uMGMT-GBM patients who have an unmethylated MGMT promoter, following radiotherapy treatment. We plan to initiate in Europe a multicenter Phase 2 trial in uMGMT-GBM, which we currently intend to conduct primarily in Italy to evaluate the safety and efficacy of Temferon by measuring progression free survival (PFS) and overall survival (OS) as endpoints. In advance of our CTA submission and not required for our European trial, we have submitted a pre-IND meeting request to the FDA and received written responses from the Agency in the third quarter of 2021 regarding the proposed Phase 2 clinical study design and drug product manufacturing strategy. The plans for the Phase 2 clinical study and drug product manufacturing strategy will be informed by the Agency comments.

Extend our product pipeline across multiple indications

We intend to expand our product pipeline by:

●	Identifying additional indications suitable for Temferon. We are in the planning stages for a second study using Temferon in a second solid tumor indication, and we are considering several patient populations with unmet medical needs including those with cancers of the liver, kidney, bone and connective tissues. The Istituto Superiore di Sanità (“ISS”), an independent committee with oversight from the Italian Ministry of Health, must issue a positive opinion regarding our CTA before AIFA will approve it and we may start patient’s recruitment. Several cancer indications which actively recruit TEMs to proliferate could be considered appropriate for Temferon therapy.

●	Using our platform with different transgene payloads. Our platform technology is designed to enable us to use different transgene payloads to potentially achieve therapeutic outcomes in selected cancer indications. We are currently conducting preclinical studies for two therapeutics using our platform with different payloads targeting solid tumors.

●	Developing a second-generation platform that enables the “on-demand” release of the transgene payload. We intend to develop a second-generation technology platform that allows the drug products to be switched on to exert the therapeutic effects and switched off if they are no longer needed, or to mitigate toxicity. This technology may enable us to expand our treatment options to broader patient populations.

●	Exploring combination therapies. We will seek to enter into collaborations with other companies to explore combination studies of our therapeutics with other cancer therapies, such as ICI, CAR-T cell therapies and TCR therapies. We believe our product, as a result of its MoA, has the potential to enhance the durability and efficacy of the existing therapies, thus abolishing the immune tolerance to the tumor.

●	Exploiting in-licensing opportunities with OSR. We intend to exploit in-licensing opportunities with OSR, a co-founding shareholder.

Develop and maintain efficient manufacturing processes to support anticipated growth

To meet our drug product supply needs for conducting larger trials after the completion of our planned Phase 2 uMGMT-GBM study in Europe, we intend to enter into a supply agreement with a US-based CMO for the manufacturing of our products. Currently, Temferon, is manufactured by the European Cell and Gene Therapy unit of AGC Biologics, a leading global contract development and manufacturing organization (“CDMO”), which is headquartered in Italy and specializes in the manufacturing of viral vectors and genetically engineered cells. Their facility is certified by AIFA. AGC Biologics facility in Milan, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another US-based CMO.

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

Our Strengths

We believe that our growing body of early clinical data evidencing the potential of our autologous ex-vivo gene therapy approach, coupled with our founders’ expertise in the development, manufacturing and commercialization of gene and cell therapies, positions us well to provide potentially transformative therapies through a single administration to patients suffering from a broad range of cancers. We believe our key strengths include:

●	Unique and valuable expertise. We are conducting our clinical trials at OSR, a leading center for ex-vivo gene therapy for inherited diseases. OSR has treated more than 121 patients worldwide (one of the highest number of patients treated with gene therapy for rare diseases in a research hospital), using an ex-vivo viral vector platform similar to the one we are developing for cancer treatment. Members of our executive leadership team have held senior positions at GSK, Merck, Annapurna-Adverum and other companies specializing in gene and cell therapies and rare diseases. We have partnered with academic institutions that are pioneers in autologous ex-vivo gene therapy and hold exclusive option rights to license additional patents and know-how to build our portfolio. Partnerships with leading academic institutions well recognized in the gene therapy field, such as SR-Tiget and OSR, are a core part of our research engine through which we are working to advance the clinical development of our product candidates and to identify new opportunities that we believe have comparably high probabilities of success in a preclinical setting. We believe our expertise, combined with our plan to leverage our relationships with leading academic institutions, will help expedite the commercialization of our lead clinical-stage product candidate and further expand our pipeline.

●	Deep pipeline with broad utility. We believe that the flexibility of our technology platform combined with our exclusive option rights to in-license additional programs, gives us the ability to grow our pipeline by targeting a broad set of cancer diseases.

●	Durable therapeutic potential. Preliminary interim clinical data collected from twelve treated uMGMT-GBM patients following a single administration of Temferon displayed modified cells at 18 months, the last measured timepoint to date.

●	Designed for tumor restricted therapeutic payload delivery and release. The design of our transgene expression cassette is intended to restrict payload expression to the tumor microenvironment. The local and tumor restricted therapeutic gene deployment approach is designed to focus the pleiotropic anti-tumor activities of the selected payload, by limiting the toxic manifestation that results from standard systemic administration of the payload.

●	Agnostic approach. Our immune-gene therapy approach is designed to be a tumor-agnostic immunotherapy that does not rely on any specific target or tumor type, and we believe it could be successfully applied to a potentially broad range of cancers and immune contexts.

●	Solid tumors targeting. Our platform has the potential to efficiently target solid tumors. Solid tumors are difficult to treat, even by the most novel and leading-edge technologies such as ICIs and CAR-T cells. Our cellular carrier, TEMs, is spontaneously and actively recruited by growing tumors and is found in several human solid tumors, irrespective of location.

●	Active and sustained tumor surveillance. Our immune-gene investigational therapy is designed to trigger the patient’s own immune response and establish an active immune surveillance. Our preclinical work, which used different cancer models (B-cell acute lymphoblastic leukemia (“B-ALL”) and GBM) as well as preliminary data collected from our uMGMT-GBM patients, suggests the occurrence of changes in the immune system.

●	Fine dose tuning. Our platform holds promise to fine tune the dose to be administered based on individual patient characteristics.

●	Preliminary data indicate that our approach is feasible and well-tolerated. Temferon has been well-tolerated in the limited number of patients treated to date. Our ex-vivo modification of the patient’s own HSPCs and cryopreservation allow us to formulate the patient’s drug product prior to administering the therapy.

●	LVV as transgene payload delivery vehicles. LVVs are particularly attractive for clinical applications due to their capacity to transfer large genes/payloads and their ability to efficiently transduce non-proliferating or slowly proliferating cells, such as hematopoietic stem and progenitor cells that allow a persistent gene expression in transduced cells. Moreover, LVVs have a potentially reduced risk of genotoxicity compared to gamma-retroviral vectors (“gRV”). A large number of patients have been treated both with other LVV gene therapy products approved for sale and with clinical-stage LVV gene therapy product candidates for rare diseases worldwide, and generally these therapies have been well tolerated. We believe that long-term extensive follow-up across multiple diseases, with vectors expressing different genes, demonstrates the potential safety of our LVV-based autologous ex-vivo gene therapy approach.

●	Applicability to a potentially large number of patients and indications. We believe our autologous ex-vivo gene therapy approach has broad therapeutic potential across a large number of malignancies. The ex-vivo transduction of HSPCs allows for the potentially long-term production of a differentiated cellular carrier loaded with the therapeutic gene and the consequent distribution of the therapeutic payload throughout multiple organs and tissues containing solid tumors.

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

IO Class	Limitations

Cell-based immunotherapies	●	Graft versus host disease (“GVHD”)
	●	Only a limited number of antigens may be targeted currently
	●	Inability to target multiple antigens at the same time
	●	Some antigens targeting may be ineffective
	●	The majority of TILs within the tumor microenvironment are exhausted so even tumor-specific T cells are hypo-responsive
	●	CAR-T cells can only recognize antigens that are naturally expressed on the cell surface, so the range of potential antigen targets is smaller than with TCRs
	●	Presence of target-negative tumor cells cause relapse in the long-term Limited penetration and distribution into solid tumor tissues

Immunomodulators	●	Loss of self-tolerance (establishment of autoimmunity associated with failure of tumor rejection)
	●	Absence of reliable biomarkers and thresholds to identify the most likely responsive population
	●	Induction of overactive immune responses as well off-target responses against healthy cells
	●	Limited penetration and distribution into solid tumor tissues

Vaccines	●	Absence of universal antigens (each individual’s tumor is unique and has its own distinguishing antigens)
	●	Presence of a compromised/weak/immunosuppressed immune system

Antibody-based targeted therapies	●	Limited penetration and distribution into solid tumor tissues (mAbs directed against tumor-specific antigens largely remain in the blood and no more than 20% of the administered dose typically interacts with the tumor)
	●	Low binding affinity between the antibody and its receptor
	●	Antibody uptake limit
	●	Competition for target binding between the therapeutic antibodies and a patient’s antibodies
	●	Speed of diffusion through tumors is mAb size dependent (large tumor masses may be more difficult to treat by mAb therapy)

Oncolytic viruses	●	Development of neutralizing antibodies by the host, which limits the viral delivery to cancer sites and the therapeutic effect
	●	Limited penetration and distribution of the virus into tumor tissues
	●	Limited viral tropism and oncolysis capacity
	●	Tricky dosing strategies
	●	Induction of overactive immune responses as well off-target responses against healthy cells
	●	Risk of infection

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

Specifically, we adapted an autologous ex-vivo gene therapy method to direct the patient’s own hematopoietic stem and progenitor cells (“HSPCs”) by loading them with an immunotherapeutic transgene sequence, or payload, that is able to counteract cancer progression and prevent tumor relapse. We believe that by delivering a targeted therapeutic specific to cancer cells, we can reach the desired on-target anti-tumor effect while reducing off-target side effects.

Our platform technology employs the following key components:

a)	use of the patient’s own autologous HSPCs;

b)	use of LVVs for ex vivo HSPCs transduction; and

c)	payload delivery within the tumor microenvironment (“TME”) using specific tumor-associated myeloid cell (Tie2-expressing monocytes – “TEMs”). This “cell-confined” transgene expression is ensured by the selected promoter (Tie-2 promoter) and the imposed post-transcriptional regulation layer represented by a miRNA target sequence (miRNA-126 target sequences).

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

Accordingly, extensive clinical ex-vivo gene therapy studies, based on LVV gene transfer, have been performed in recent years by SR-Tiget for the prevention and treatment of some severe inherited disorders, resulting in approved drugs, such as LibmeldyTM. These studies have shown that LVVs constitute a valuable and safer alternative to gamma-retroviral vectors (“gRV”), enabling a more efficient gene transfer into HSPCs and resulting in a robust and long-term transgene expression in their progeny. The studies also have demonstrated an alleviated risk of genotoxicity because of the vector design.

Differences exist between LVVs used for ex-vivo transduction that could, in theory, lead to differences in the long-term safety profile of products, particularly in terms of genotoxic potential. Use of strong promoters in conditions where a high pre-existing risk for hematologic malignancies exists, such as sickle cell disease (“SCD”), could in the long-term (i.e. 5 years or more) contribute to the development of leukemia. There have been several significant adverse side effects in gene therapy treatments involving an ex-vivo transduced lentivirus vector (“LVV”) gene therapy product, BlueBird Bio’s elivaldogene autotemcel (“Lenti-D”), involving two SUSARs for cases of acute myeloid leukemia (“AML”), and one case involving myelodysplastic syndrome.

In February 2021, BlueBird Bio temporary suspended its gene therapy clinical trials for SCD (HGB-206 and HGB-210) and the marketing of Zynteglo® due to a suspected unexpected serious adverse reaction (“SUSAR”) of acute myeloid leukemia (AML) in a SCD patient who received the product more than five years ago. In July 2021, the European Medicines Agency’s (“EMA”) safety committee (Pharmacovigilance Risk Assessment Committee – “PRAC”) announced that there is no evidence the LVV used in both Lenti-D and the EU-approved gene therapy Zynteglo spurred the AML cases.

BlueBird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year previously, that this SUSAR “is likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “[e]vidence currently available suggests that specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA has placed a clinical hold on BlueBird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy (“CALD”).

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

Our transgene payload expression cassette consists of two key components: the Tie-2 promoter (RED) and miRNA-126 target sequences (LIGHT BLUE)

(i)	Tie-2 promoter. The Tie-2 promoter enables the transformation of TEMs into a “Trojan Horse”, to deliver the therapeutic payload within the tumor microenvironment. Tumor development and progression is a multi-step process leading to cancer growth. The so called “angiogenic switch” is one of the required steps and refers to a time-restricted event during tumor progression where the balance between pro- and anti-angiogenic factors tilts towards a pro-angiogenic outcome, resulting in the transition from a “dormant” avascularized tumor to an outgrowing vascularized cancer. It is well recognized that TEMs play an active role in this regard. Indeed, TEMs are actively recruited by proliferating tumors, through signals produced by the cancer cells or stromal/endothelial components, to promote the neo-vascularization and to contribute to the establishment of an immunosuppressive tumor microenvironment that leads to the failure in tumor eradication by the immune system. Amongst chemoattractant factors of monocytes, angiopoietins (Ang) play a crucial role. These are adhesion molecules and known vascular growth factors expressed by peritumoral blood vessels. One Ang in particular, Ang-2, attracts TEMs, which binds to the Tie-2 receptor. Expression of Ang-2 is upregulated by tumor hypoxia and may function as a chemoattractant for Tie2-expressing monocytes. Moreover, TEMs’ penetration into the tumor microenvironment in response to these stimuli cause Tie-2 receptor upregulation, which enhances the delivery of the payload to the tumor. Since TEMs recruitment is a naturally occurring event in the tumor development process and is a key aspect shared by several different cancers, we believe that our platform which enables the tumor targeted delivery of therapeutics represents a unique approach that may have broad applicability.

(ii)	miRNA-126 target sequences. The miRNA-126 target sequence serves as a post-transcriptional regulation layer that allows the expression of the transgene payload only in cells where miRNA-126 is not expressed. In our case, because miRNA-126 is highly expressed in HSPCs but down-regulated in the differentiated progeny, it switches off transgene expression in the stem and progenitor cell compartment. Indeed, Tie2 is a weak promoter expressed, in the hematopoietic compartment, by Tie2-expressing monocytes and by hematopoietic stem cells (“HSC”). In HSC, it works as a membrane-bound receptor that keeps HSC cell-to-cell interaction and adhesion with the bone marrow niche and preserves the HSC quiescent/low proliferating state.

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

Our Leading Product Candidate: Temferon

Our lead product candidate, Temferon, consists of genetically modified HSPCs which use our platform to deliver interferon-alpha (“IFN-α”), within the tumor microenvironment via TEMs (HSPCs differentiated myeloid progeny). The IFN-α reduces angiogenesis, counteracts tumor cells proliferation and breaks the established immune-tolerance, enabling the immune system to recognize the tumor. IFN-α is a proven and known immunomodulatory molecule, or cytokine, that has limited clinical use due to the systemic toxicity associated with its intravenous administration. Our technology is designed to protect the HSPCs from IFN-α mediated activation that could negatively impact their repopulation capacity as reported in some studies of repeated systemic administration of high doses of IFN-α. We believe that this protection technology, whereby we restrict payload expression to TEMs, and the release of IFN-α within the TME, has the potential to provide efficacy without inducing systemic toxicity.

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

GBM is a solid tumor affecting the brain. We have chosen this indication due to the following factors:

●	High unmet medical need. The prognosis for GBM patients remains poor with few therapeutic options having limited clinical benefits.

●	Temferon’s MoA targets TEMs which have an active role in uMGMT-GBM pathology. GBMs are highly vascularized tumors that critically depend on the generation of tumor-associated blood vessels. Several studies demonstrate that infiltrating myeloid cells, including Tie2-expressing monocytes, contribute significantly to tumor angiogenesis, presumably by secreting pro-angiogenic factors and promoting malignant glioma growth by creating a local immunosuppressive microenvironment. Moreover, TEMs have been identified in the normal/tumor boundary from human biopsy samples of GBM patients who received treatment to reduce angiogenesis using the anti-VEGF treatment bevacizumab, and the Tie2 pathway has been implicated in the triggering of a bevacizumab-mediated VEGF-independent angiogenesis that explains the long-term refractoriness of GBMs to anti-VEGF treatment.

●	Immunosuppressive tumor microenvironment. GBM is characterized by an immunosuppressive microenvironment that is mediated by tumor associated myeloid cells (including TEMs) that prevent the immune system from recognizing and rejecting the tumor. Our treatment approach is designed to exploit TEMS to deliver IFN-α to the tumor so that the immune system recognizes the tumor and halts tumor cell proliferation and recurrence.

●	Availability of a “competent” immune system. Our approach relies on a patient’s immune system being capable of providing an immune response upon recognition of the tumor. Therefore, we believe newly diagnosed uMGMT-GBM patients who have relatively “competent” immune systems, not yet damaged by repeated cycles of chemotherapies, are strong candidates for our candidate.

●	Compelling preclinical data. Our preclinical studies, published in peer-reviewed papers, suggest that TEMs play an active role in uMGMT-GBM, and when used as a “Trojan Horse,” significantly shrink the tumor and to control disease progression. In more recent unpublished studies, we have also demonstrated, in a preclinical immunocompetent GBM mouse model, that treatment by Temferon resulted in a long-lasting immune response in surviving mice, even after repeated tumor challenge intended to replicate possible tumor recurrences.

●	Market Opportunity. Based on currently available treatments, the global market size for all GBM is projected to grow to over $3.4 billion by 2032. We believe a novel therapeutic which demonstrates improvement over existing therapies would greatly increase the market size.

We are discussing a new study using Temferon in a second solid tumor indication, for which we are considering patients with unmet medical needs suffering from solid tumors which recruit TEMs in order to grow.

Temferon for uMGMT-GBM

Disease Overview

GBM is the most common malignant primary brain tumor accounting for more than half of all central nervous system (“CNS”) cancers and for which there is a high unmet medical need. The incidence rate is 3.20 per 100,000 persons with over 13,000 deaths per year in the United States. This disease is lethal and left untreated, the median survival is three (3) months. The current standard of care includes using a combination of surgery, radiation therapy, and chemotherapy for treatment. Although these treatments may improve survival, the prognosis for GBM patients remains poor with a median overall survival (“mOS”) of approximately 13 to 15 months and only 5.5% of patients estimated to be alive 5 years after diagnosis. GBM may occur at any age, but 70% of cases are seen in patients between 45 and 70 years of age (median 64 years). The disease often progresses rapidly (over 2 to 3 months). Neurological signs are nonspecific as they result from intracranial hypertension and include headaches and vomiting, often associated with behavioral changes or focal neurological deficits. Variants of GBM include secondary glioblastoma (20% of total diagnosed GBM), gliosarcoma (2%) and giant cell glioblastoma (1%). We are not including these variants in our studies because they do not fully meet our selection criteria discussed above.

Current Treatment Landscape and Limitations

The current standard of care for GBM includes surgery to remove the accessible tumor followed by radiation therapy (“RTx”), chemotherapy with temozolomide (“TMZ”) and/or tumor treating fields (“TTFields”).

●	Surgery remains the mainstay of initial treatment. If the tumor is located in a resectable region of the brain, it is used to histologically confirm the diagnosis and level of tumor burden. For many patients, removal of the tumor also results in a decrease of tumor mass-associated symptoms. Although the extent of the surgical removal of the tumor is linked to longer survival, due to the invariably infiltrative nature of the disease, even the complete removal of the accessible tumor is not curative and most people with GBM later develop recurrent tumors either near the original site or at more distant locations within the brain. Additionally, as a possible consequence of surgical procedures, permanent brain damage may occur.

●	Radiation therapy improves survival and is typically started approximately 3 to 4 weeks after surgery. RTx is performed daily for approximately 6 weeks. RTx induces the formation of neo-antigens and a pro-inflammatory response that are key aspects for immune system mediated disease control. However, the efficacy of RTx is impaired by hypoxia and by the negative effects of RTx on tumor infiltrating immune cells.

●	Chemotherapy. Temozolomide, the current chemotherapeutic standard of care, is a DNA-alkylating agent that can cross the blood-brain barrier to reach therapeutic concentrations in the brain. The drug is administered every day during radiation therapy and then for six to 12 cycles after radiation as a maintenance therapy. Each cycle lasts 28 days, with TMZ given the first five days of each cycle, followed by 23 days of rest. TMZ adds a methyl group to DNA that, if unrepaired, leads to DNA strand breaks and cytotoxicity. More than one-third of glioblastomas are deficient in methylguanine methyltransferase (“MGMT”), a repair protein that removes the methyl group. This MGMT deficiency occurs through the methylation (silencing) of the MGMT gene promoter. Glioblastoma patients with a silenced MGMT gene who are treated with TMZ have a longer survival than those with an unmethylated MGMT. TMZ has several adverse side effects, including a cumulative bone marrow toxicity.

●	Tumor-Treating Fields (TTFields). The use of TTFields to extend temozolomide maintenance chemotherapy for newly diagnosed glioblastoma patients has recently been incorporated as a new standard of care. TTFields are applied via multiple electrodes that are directly fixed to the scalp. These low-intensity, alternating electrical fields interfere with cell division ultimately leading to cell cycle arrest, aneuploidy, and apoptosis. The most common TTFields-associated adverse events (AEs) are mild-to-moderate array-associated contact dermatitis.

●	Experimental Treatments. Along with the above-mentioned treatments, the addition of the antiangiogenic agent bevacizumab (BEV) to RTx and TMZ has been explored with mixed clinical results BEV was tested both a first-line treatment together with RTx and concomitant TMZ administration in newly diagnosed glioblastoma patients, as well as in combination with RTx in recurrent GBM patients. BEV was approved by the FDA as monotherapy for recurrent glioblastoma in 2009 under the name Avastin®. The EMA declined to approve BEV for recurrent glioblastoma due to the absence of a non-bevacizumab control arm, a modest overall survival increment versus historic controls, inadequate elucidation of true antitumor effect, and challenges with radiographic response assessment. More recently, an immune-checkpoint blocker nivolumab was tested in combination with TMZ and RTx in a Phase 3 trial in recurrent glioblastoma patients but showed minimal activity and no benefit in terms of mOS, resulting in failure to meet one of its primary endpoints, progression free survival (“PFS”).

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

Once within the tumor microenvironment, IFN-α is expected to act both directly by promoting cancer cell apoptosis and inhibiting vascularization and indirectly by restoring the body’s anti-tumor immune response, as follows:

●	Direct Effects. IFN-α suppresses tumor cell proliferation and promotes the apoptosis of tumor and stromal cells by induction of proapoptotic genes or repression of anti-apoptotic genes. Moreover, IFN-α inhibits angiogenesis by downregulating the expression of proangiogenic factors.

●	Indirect Effects. IFN-α stimulates early innate immune responses and the subsequent adaptive immune response via multiple pathways and mechanisms, including: maturation and cross-priming capacity of dendritic cells (“DCs”); upregulation of the expression of tumor-associated surface antigens and MHC class I molecules on tumor cells and of MHC class I and II molecules on DCs; enhanced priming and survival of T cells; enhanced humoral immunity; increased cytotoxic activity of NK cells and macrophages; control of helper T cell population balance (Th1=Th2); immunoglobulin class switching of B cells; and the regulation of CD8+ cytotoxic T-lymphocyte (“CTL”) responses.

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

Inhibition of Human Gliomas in IFN-α Gene Therapy Treated Athymic Mice (De Palma et al., 2008).

A-B) Glioma growth (mean tumor volume ± SEM, measured by MRI) in individual control and IFN-α gene therapy treated mice (Tie2-IFN) at 3 weeks post tumor injection (“PTI”). Tumor volume and progression decreased in IFN-α gene therapy treated mice. C) MRI images showing brain tumor growth at the indicated time points PTI in representative control (Ctrl) and Tie2-IFN mice. Intracranial gliomas are indicated by arrows and dashed line. The tumor did not progress in Tie2-IFN mice. D) Measurement of tumor necrotic fraction (mean necrotic fraction,   % ± SEM) by MRI in individual Ctrl and Tie2-IFN mice at 3 weeks PTI, evidencing cancer cell death. E) The Tie2-IFN tumors that grew sufficiently to be analyzed displayed decreased cell proliferation and greater apoptosis (assessed by Ki-67 and cleaved caspase-3 immunostaining, respectively a proliferation and an apoptosis marker) as compared to the control tumors. (Caspase-3 = Casp-3; green) and CD31 (marker of blood vessels; red) TO-PRO-3 (TP3; nuclear staining, blue). Arrows show Ki-67+CD31+ or caspase-3+CD31+ (ECs; dashed line indicates tumor margin).

Phase 1/2a Clinical Trial

In the second quarter of 2019, we enrolled our first patient in a single-arm, open label, dose escalation, Phase 1/2a clinical trial, in adult patients aged 18 to 70 years (the “TEM-GBM 001 study”). The trial is being conducted at two clinical centers of excellence located in Milan, Italy:

(i) Istituto Nazionale Neurologico “Carlo Besta”, an internationally recognized leading center in neuroscience, specializing in the diagnosis and treatment of neurological diseases in adults and children, and (ii) OSR, which has a recognized expertise in complex and innovative diagnostic and therapeutic approaches in onco-hematological patients and in gene therapy treatments.

The primary objective of the TEM-GBM 001 study is to evaluate the safety, tolerability, feasibility, and biological activity of Temferon in uMGMT-GBM patients with an unmethylated MGMT gene, who as a result of the gene, have a poor prognosis and are expected to not respond to TMZ treatment. These patients are identified immediately after surgery, upon confirmation of the diagnosis and MGMT methylation status. After enrollment, each patient is screened for eligibility, and if eligible subjected to the mobilization procedure to induce HSPCs to exit from the bone marrow niche and to migrate into the peripheral blood where they are collected by leukapheresis. Immediately after collection, each patient’s HSPCs are sent to our CMO to be genetically modified and become Temferon. After Temferon administration, each patient is followed for two years. The figure below depicts the different stages of TEM-GBM 001 study enrollment and treatment.

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

As per the submitted clinical protocol amendments, 3 patients in Cohorts 6 were conditioned with BCNU and thiotepa and received 2 x 106/kg supporter HSPCs and a Temferon dose of 3 x 106 cells/kg. As of March 6, 2023, one patient in cohort 7 was conditioned with Busulfan and received 3 x 106/kg supporter HSPCs and a Temferon dose of 3 x 106 cells/kg. The other two patients in cohort 7 had consented to and will receive same conditioning and dosages.

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

We designed our study anticipating that patients receiving lower doses of Temferon could progress to the point of needing a second surgery, which is often necessary in GBM patients. A second surgery provides the only source of GBM specimens post treatment to evaluate the biological activity of Temferon and to evaluate its mechanism of action in patients. We enrolled our first patient in April 2019, and as of

March 6, 2023, we had dosed 19 patients, from cohort 1 to 7. We expect to complete the enrollment and the dosing of patients to be assigned to the remaining cohorts by the first quarter of 2024.

Overview of the current status of TEM-GBM 001 clinical development program

There have been no dose limiting toxicities identified in our clinical study to date. All patients showed rapid engraftment and hematological recovery after administering the sub-myeloablative conditioning regimens (Busulfan BCNU + Thiotepa or Busulfan and Thiothepa). Evidence of presence and persistence of Temferon-derived differentiated cells is assessed by measuring the vector genomes in the DNA of peripheral blood and bone marrow cells (absolute number quantified by ddPCR). The vector copy number (“VCN”) positive cells were present within 14 days post treatment and were detectable, albeit at lower levels, in the long-term (up to 18 months, the last measured timepoint to date).

Engineered myeloid cells persist in peripheral blood for up to 18 months

We also detected very low concentrations of IFN-α in the plasma and cerebrospinal fluid, suggesting the transgene expression control mechanism may be working as intended by limiting systemic IFN-a exposure.

Serious adverse events have mainly been attributed by the Investigator to the effects of the conditioning regimen (pneumonia, pulmonary embolism, febrile neutropenia, fatigue, C.diff infection, CMV reactivation, sepsis) or disease progression (worsening left hemiparesis, seizure, brain abscess, sudden death). Three instances of elevated gamma glutamyl transferase (“GGT”) have been observed: two mild cases attributed to chemotherapy and HSPC harvesting, each of which has resolved; and one case occurring at D+78 following Temferon administration, which was classified as a suspected unexpected serious adverse reaction (“SUSAR”) possibly related to Temferon, and which has also resolved. Nine deaths have been reported to date: seven at +241, +322, +340, +402, +478, +646 and +749 days after Temferon administration due to disease progression, and two deaths at +60 and +122 days which the Investigator considered not related to Temferon but possibly related to complications following the chronic steroid treatment and the conditioning regimens prior to Temferon administration.

The last evaluable disease status as assessed by immunotherapy response assessment for neuro-oncology (“iRANO”) criteria as of November 15th, 2021, the last evaluable time point for all 15 treated patients (prior to death, where applicable), was as follows: six patients had shown stable disease (“SD”), two patients had demonstrated partial response, seven patients had shown progressive disease (“PD”). For reference, The iRANO guidelines specifically address interpretation of initial progressive imaging findings in the context of neuro-oncology patients with a goal of decreasing the likelihood of premature discontinuation of potentially beneficial therapies while ensuring maximum patient safety. iRANO empirically stipulates a three -month window for confirmation of progression on follow-up imaging, and further advises that progressive imaging changes beyond six months after immunotherapy initiation are more likely true tumor progression.

So far, eight out of the nine patients from the first three cohorts and one patient in cohort 4 progressed. The PD occurred after a median of + 123 days (range 83–239 days) following administration of Temferon. Two patients of cohort 3 progressed before Temferon administration (11 and 12 days before Temferon administration). Preliminary analyses performed on the tumor specimens belonging to patients with PD who underwent a second surgery (four patients) confirmed the presence of TEMs within the tumor, as assessed by flow cytometry, and an increased expression of IFN-responsive gene signatures compared to diagnosis, as assessed by quantitative polymerase chain reaction (“PCR”) tests. We believe that these findings suggest intra-tumor IFN-α release.

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

TEM-GBM Clinical Development Plan

We plan to use the results of our TEM-GBM Phase 1/2a study (NCT03866109) to support a Clinical Trial Application to be conducted in Europe, a multicenter Phase 2 study in uMGMT-GBM, which we currently intend to conduct primarily in Italy. In advance of our CTA submission and not required for our European trial, we have submitted a pre-IND meeting request to the FDA and received written responses from the Agency in the third quarter of 2021 regarding the proposed Phase 2 clinical study design and drug product manufacturing strategy. The plans for the Phase 2 clinical study and drug product manufacturing strategy will be informed by the Agency comments. We intend to submit the CTA for a Temferon Phase 2 study for uMGMT-GBM patients by the first quarter of 2024. The Phase 2 study will evaluate the safety, tolerability, biological reprogramming of the tumor microenvironment in Temferon treated patients compared to the current standard of care, with primary endpoints, of PFS and mOS. We are also working with our current CMO and potentially other CMOs based in the U.S. to manufacture and to supply Temferon in the U.S. for our larger trials to be conducted after the completion of our Phase 2 study.

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

Second Solid Tumor Indication

We are also evaluating liver cancers as a potential second solid tumor to be investigated. HCC and ICC are gastrointestinal cancers affecting the digestive system. We chose to pursue these indications for similar reasons as the uMGMT-GBM indication, namely:

●	High unmet medical need and market opportunity. The prognosis for patients with locally advanced HCC and ICC remains poor with few therapeutic options having limited clinical benefits.

●	TEMs have an active role in HCC and ICC pathology.

○	Several third-party studies have shown that tumor infiltration by tumor associated myeloid cells, including TEMs, is a negative prognostic factor in HCC and ICC.

○	In HCC, TEMs are the most abundant proportion of tumor associated myeloid cells.

○	Hepatitis B (“HBV”) infections and hepatitis C (“HCV”) infections, both of which predispose individuals to the development of chronic liver disease and the subsequent liver cancers, upregulate Ang-2 expression, further contributing to tumor angiogenesis and TEMs migration.

○	In HCC, Ang-2 mRNA expression is significantly increased when compared to adjacent liver tissue and angiopoietins and tumor infiltrating TEMs appear to be associated with metastasis and recurrent disease.

All the above evidence highlights the role of TEMs in fostering liver cancer growth, by promoting angiogenesis.

●	Pro-inflammatory and immunosuppressive tumor microenvironment. Both locally advanced HCC and ICC are characterized by a pro-inflammatory and immunosuppressive tumor microenvironment with TEMs playing a key role.

●	IFN-α and liver tumors. Chronic inflammation resulting from HBV and HCV infection are key contributors for the development of HCC or ICC. Before the introduction of antiviral agents in 2011, parenterally administered interferons, including IFN-α, were utilized as the standard of care in order to achieve viral clearance and/or suppression. The use of IFN-based regimens for HCV and HBV infections has been associated with a reduction in HCC risk. Evidence suggests that use of IFN-α as an adjuvant therapy in HCC patients after curative therapy may reduce the recurrence rates for up to 5 years, particularly in patients with concurrent HCV infection.

●	Available preclinical data. We have preclinical data, published in peer reviewed papers suggesting that TEMs used as a “Trojan Horse” for cancer that has metastasized to the liver were able to induce a statistically significant tumor shrinkage and control disease progression.

●	Market Opportunity. Based on currently available treatments, the HCC and ICC combined global market value is projected to grow to over $2.6 billion by 2026. We believe a novel therapeutic which demonstrates improvement over existing therapies would greatly grow the market size.

Disease Overview

Liver and intrahepatic bile duct cancers are upper gastrointestinal (“GI”) cancers that affect the digestive system. They are the fifth most common cause of cancer deaths in men in the U.S., and the seventh most common cause of death in women. The American Cancer Society (“ACS”) estimates that 42,230 new cases of liver cancer (including intrahepatic bile duct cancers) will be diagnosed in 2021. Of these cases, approximately three-quarters were HCC, while less than one-quarter were bile duct cancers (both intrahepatic and extrahepatic). We are developing Temferon to treat the two tumor types listed below.

●	Hepatocellular carcinoma HCC is a primary malignancy of the liver that occurs predominantly in patients with underlying chronic liver disease and cirrhosis. The incidence of HCC has been rising worldwide over the last 20 years, with about eight new cases per 100,000 adults per year. The highest incidence of HCC occurs in Asia and Africa, where the endemically high prevalence of HBV and HCV strongly predisposes individuals to the development of chronic liver disease and the subsequent development of HCC. Patients with HCC have, when treated with the current standard of care, an expected median OS of only 11 months with approximately 10-40% of patients surviving 3 years. Up to 25% of HCC patients have no history of cirrhosis and do not present any risk factors for chronic liver disease, such as HBV and HCV.

●	Cholangiocarcinoma is a biliary tract cancer and represents approximately 3% of all GI malignancies. Of this 3%, ICC accounts for 5% to 10% of those cases. The incidence is 2.1 per 100,000 person years. Despite surgery, the prognosis remains poor with disease recurrence and progression occurring in approximately two-thirds of patients and a 5-year survival rate of only 30%.

HCC Current Treatment Landscape and Limitations

In general, HCC patients are asymptomatic in the early stages of the disease, and as a result, the diagnosis is usually obtained in later stages of the disease when there are no curative therapies available. The implementation of surveillance, and the improvements in imaging techniques, have enabled the diagnosis at earlier stages of HCC. In terms of first line treatment approaches, patients with very early HCC are optimal candidates for surgical resection and liver transplantation but when these options are not suitable due to tumor localization or the absence of a matched liver donor, local ablation through percutaneous ethanol injection or radiofrequency are the available alternative treatments. For late-stage HCC, the transcatheter arterial chemoembolization (“TACE”) is the standard of care.

●	Surgical Resection is the recommended first line therapy for patients with a single HCC nodule, achieving the highest effectiveness in terms of disease control and overall survival. However, despite the accurate selection of patients with early tumors and the complete tumor removal, HCC patients are at high risk of tumor recurrence.

●	Percutaneous ethanol injection PEI is an effective technique used for early-stage HCC with a low complication rate that induces the complete necrosis of small HCC lesions. However, PEI has limitations including the need for multiple treatment sessions (4-6) and a prolonged treatment time. Although generally well tolerated, PEI can result in death and rare instances of tumor seeding. PEI-treated lesions have a high rate of local recurrence (33% - 43%).

●	Radiofrequency ablation RFA has advantages compared to PEI including ease of performance, effectiveness similar to that of surgical resection, high safety, and low invasiveness. RFA is the first-choice post-surgery procedure for patients with early-stage HCC. However, despite the advantages of RFA, complete tumor ablation remains difficult to achieve in some specific liver sites. Many patients treated with RFA develop atrial fibrillation on long-term follow-up.

●	Transarterial chemoembolization TACE is the current standard of care for patients with intermediate/late-stage HCC and who have relatively preserved liver function. TACE combines the “tumor embolization”, meaning the treatment blocks the vascular supply to a tumor accompanied by a local administration of chemotherapy. This permits high concentration of drugs in the tumor area, while simultaneously reducing systemic exposure. However, the technique is not standardized and there is no universal consensus as to TACE application in the clinical setting thereby limiting reliable comparison of results.

●	Sorafenib has been the first line chemotherapy standard of care for patients with advanced unresectable HCC since 2007 and has also been found to be useful in association with TACE as an effective chemotherapeutic agent to prolong survival in inoperable HCCs. However, Sorafenib is associated with adverse events (“AEs”) such as hand-foot skin reaction, rash, upper and lower gastrointestinal distress (i.e. diarrhea), fatigue, and hypertension. Furthermore, a proportion of treated patients show no response to the drug.

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

Clinical Development of Temferon in HCC and ICC

Preclinical Data

As described in the study published by Giovanni Sitia’s research group at OSR in collaboration with Luigi Naldini, our IFN-α gene delivery platform was tested in a mouse model of liver metastases from colorectal cancer (“CRC”) resulting in a substantially delayed or complete prevention of tumor growth with prolonged long-term survival. Our approach was also effective on pre-established liver metastases that more closely mimics tumor treatment in human.

In vivo data on Tie2-IFN gene therapy platform in a mouse model of colorectal cancer (“CRC”) liver metastasis (Catarinella et. al; 2016)

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

Second Solid Tumor Study Design

We are conducting an assessment of the most appropriate second solid tumor indication for Temferon. Patients suffering from the tumors under consideration do not have efficacious treatment available to them and could be eligible for Temferon treatment. We expect the study design will be appropriate for a Phase 1/2 trial in the selected tumor indication.

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

Overview of Temferon manufacturing Process

We have entered into agreements with AGC Biologics to manufacture our LVV and certain drug products for our ongoing clinical programs in Italy. AGC Biologics is a leading global contract development and manufacturing organization (“CDMO”), providing world-class development and manufacture of mammalian and microbial-based therapeutic proteins of plasmid DNA (“pDNA”) and, with the acquisition of Molecular Medicine S.p.A. (“MolMed”), of viral vectors and genetically engineered cells. MolMed S.p.A. is recognized as the leading cell and gene therapy CDMO focused on research, development, production and clinical validation of cell and gene therapies for the treatment of cancer and rare diseases. Indeed, Strimvelis, the first ever market approved ex-vivo gene therapy for children, was developed and is still currently manufactured by AGC Biologics (formerly MolMed). Accordingly, Orchard Therapeutics (NasdaqGS: ORTX) in July 2020 renewed their collaboration agreement with AGC which will continue to support activities related to the development and manufacturing of vectors and drug products for several of Orchard’s investigational ex-vivo hematopoietic stem cell (HSC) gene therapies in the upcoming years, including the recent EU market authorized gene therapy drug Libmeldy.

AGC Biologics Headquarters and Capabilities

Our agreements with AGC (including MolMed) establish agreed-upon timelines for purchase order submissions and manufacturing date changes/cancellation. The agreements also set milestones both during the clinical phase and any future commercial phase of our product candidates and for technology transfer if required, as well as customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach or upon the other party’s insolvency. AGC Biologics facility in Milan, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another US-based CMO.

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

Expedited Programs in the United States and Other Jurisdictions

In the United States, the FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. A product may be granted fast track designation if it is intended for the treatment of a serious or life-threatening condition and demonstrates the potential to address unmet medical needs for such condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. With fast-track designation, the sponsor may be eligible for more frequent opportunities to obtain the FDA’s feedback. Another benefit of fast-track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. Even if a product candidate receives fast track designation, the designation can be rescinded and provides no assurance that a product will be reviewed or approved more expeditiously than would otherwise have been the case, or that the product will be approved at all.

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

Under the centralized procedure in the EEA, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding “clock stops,” when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days.

Accelerated evaluation might be granted by CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, which should be justified and assessed on a case-by-case basis. In this circumstance, EMA ensures that the opinion of CHMP is given within 150 days (excluding clock stops).

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, also called “compassionate use,” is the use of investigational new drug products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The FDA regulations allow access to investigational drugs under an IND by the sponsor or the treating physician for treatment purposes on a case -by-case basis for individual patients, intermediate-size patient populations, and larger populations for use of the drug under a treatment protocol or Treatment IND Application.

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

Manufacturers must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems with a product or failure to comply with applicable regulatory requirements after approval may result in serious and extensive restrictions on a product or the manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include suspension of product manufacturing until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. Other potential consequences include interruption of production, issuance of warning letters or other enforcement letters, refusal to approve pending BLAs or supplements to approved BLAs, product seizure or detention, product recalls, fines, and injunctions or imposition of civil and/or criminal penalties.

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

Health Care Laws and Regulations

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, directly or indirectly, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

●	the FCPA which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

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

The presidential administration has also taken executive actions to undermine or delay implementation of the PPACA. In January 2017, the President signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the PPACA exchanges. At the same time, the presidential administration announced that it will discontinue the payment of cost-sharing reduction (“CSR”) payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. In addition, the Centers for Medicare & Medicaid Services has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces.

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

All documents pertaining to each specific step of the procedure, in the right sequence, must be loaded on the online database of Aifa (“Osservatorio sulle Sperimentazioni Cliniche”, or “OsSC”); the OsSC system provides certain controls to make sure that e.g. no IEC opinion can be loaded before the pertinent AIFA approval, or that the opinions of the participating sites cannot be loaded before the PU is loaded. It may occur however that, due to calendar mismatches in the calendars of IEC meeting (usually held on a monthly basis), an approval may precede by a few days a “prior” one (typically, the PU or the AIFA approval): in such cases the IEC approval is issued under reservation (“con riserva”) and can be loaded in advance accordingly, under the assumption that the documents subjected to evaluation - protocol (updated) version, ICF and the rest – coincide exactly.

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

Now that the United Kingdom (which comprises Great Britain and Northern Ireland) has left the E.U., Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“ MHRA”), the United Kingdom medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

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

Advertising, Promotion and Compliance

In the E.U., the advertising and promotion of our products will also be subject to E.U. laws and E.U. Member States’ national laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. The SmPC forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off -label promotion and is prohibited in the E.U. The applicable laws at the E.U. level and in the individual E.U. Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the E.U. could be penalized by administrative measures, fines and imprisonment. As the United Kingdom medicinal products legislation is still largely based on EU legislation, the promotion of prescription-only medicines to the public and promotion of medicinal products not in compliance with the SmPC are both also prohibited under United Kingdom law.

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

Pediatric Studies and Exclusivity

Prior to obtaining a marketing authorization in the EEA, applicants must demonstrate compliance with all measures included in an EMA-approved PIP covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, commonly referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA (“PDCO”) may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect an adult population. Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA must determine that a company actually complied with the agreed studies and measures listed in each relevant PIP, unless the EMA has granted: (i) a product-specific waiver, (ii) a class waiver or (iii) a deferral for one or more of the measures included in the PIP. If an applicant obtains a marketing authorization in all EEA Member States, or a marketing authorization granted in the centralized procedure by the European Commission, and the study results of the pediatric clinical trials conducted in accordance with the PIP are included in the drug product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the EEA is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

●	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

●	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“EU cGMP”). These requirements include compliance with EU cGMP standards when manufacturing medicinal products and APIs, including the manufacture of API outside of the EU with the intention to import the API into the EU.

●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and E. Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

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

General Data Protection Regulation

The collection, use, disclosure, transfer or other processing of personal data of individuals in the EU, including personal health data, is governed by the GDPR, which became effective on May 25, 2018. After effectiveness of GDPR, the European data protection law background has been constantly implemented through the activity of the European Data Protection Board (EDPB) concerning the correct interpretation and application of GDPR, as well as through the ruling of the Court of Justice of the European Union (CJEU). The GDPR and EU Member States national data protection legislation, including Italy, are wide-ranging in scope and impose numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing notice to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States and now – after Brexit – the United Kingdom, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to € 20 million or 4% of annual global revenues, whichever is greater. Concerning the transfer of (pseudonymized) personal data to the United States, the recent CJEU case C-3111/18, also known as Schremes II, invalidated the European Commission’s adequacy decision for the EU-U.S. Privacy Shield Framework, on which the majority of U.S. companies relied to conduct trans-Atlantic trade in compliance with EU data protection rules. The decision reinforced the importance of data protection to global commerce and imposed EU companies trading with US companies or organizations to rely the transfer of personal data on other legal basis or appropriate safeguards provided for in the GDPR, such as Standard Contractual Clauses (SCC), Binding Corporate Rules (BCR) or derogations for specific situations. In June 2021, the EU Commission adopted decisions on the United Kingdom’s adequacy under the EU’s GDPR and Law Enforcement Directive (LED). In both cases, the European Commission found the United Kingdom to be adequate. This means that most data can continue to flow from the EU and the EEA without the need for additional safeguards.

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

Focus / Family	U.S.	E.U.	Expiration
Gene Vector comprising mi-RNA	USP 10,000,757*	EP 2002003 B1	5/26/2026*
(composition and method of treatment claims)	USP 9,556,438
PCT/IB2006/002266 (WO 2007/000668).	USSN 16/004,394
(pending)

Gene Vector comprising mi-RNA	USP 10,287,579	EP 2424571 B1	4/30/2030
(composition and method of treatment claims)	USP 9,951,328	EP 20167404.1
PCT/IB2010/001166 (WO / 2010/125471)	USSN 16/384,571	(pending)
(pending)

Monocyte Cell (Tie-2) activation process (composition	USP 7,833,789	-	10/5/2027
claims)
USP 7,833,789

Methods for Genetic Modification of Stem Cells	USP 10,617,721*	EP 3060670 B1	10/24/2034*
(method of treatment claims)	USSN 16/827,708	EP 19185334
PCT/IB2014/065594 (WO 2015/059674)	(pending)	(pending)

Vector Production	USP 10,912,824	EP 3169788	7/13/2035
(composition and method of treatment claims)	17/143,953	(pending)
PCT/IB2015/055286 (WO 2016/009326)	(pending)

Type 1 Interferon Gene Therapy	USSN 16/604,484	EP 18724470.2	4/20/2038**
(method of treatment claims)	(pending)	(pending)
PCT/EP2018/060238 (WO 2018/193119)

* Later expiration for certain U.S. patents pursuant to patent term adjustment (35 U.S.C. §154(b)).

** Application pending, anticipated expiration based on 20-year patent term.

Our technology incorporates the use of a lentiviral vector (“LVV”) that combines a therapeutic transgene sequence, or payload, with our proprietary platform. Our proprietary platform consists of (i) the Tie-2 promoter, that drives transgene sequence transcription specifically in TEMs, and (ii) miRNA-126 target sequences to downregulate transgene expression post-transcription in those cells where the Tie-2 promoter is active and the miRNA-126 is present. Intellectual property protection for our proprietary platform includes an exclusive license to all issued patents and pending applications (if any) in the PCT/IB2006/002266 (WO 2007/000668) and PCT/IB2010/001166 (WO / 2010/125471) families, as well as trade secrets. As discussed below, we have the option to license exclusively USP 7,833,789 and issued patents and pending applications (in the PCT/IB2014/065594 and PCT/IB2015/055286 patent families we have not yet exercised the option rights), and improvements, for other indications (fields of use) and other product candidates.

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

Collaboration / Licensing

Existing License Agreement with Ospedale San Raffaele

Effective December 15, 2014, we entered into a license agreement with OSR (the “OSR License Agreement”) pursuant to which OSR granted us an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR) worldwide license, subject to certain retained rights, to certain patents, patent applications and existing know-how for (1) the use in the field(s) of IFN gene therapy by lentiviral based-HSPC gene transfer with respect to (a) any Lympho-Hematopoietic Indication and/or (b) any Solid Cancer Indication that we exercise a future option (discussed below); and (2) certain products developed during the license term for use in the aforementioned field(s) consisting of any lentivirals vector regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-Hematopoietic Indications mean any indication related to lympho-hematopoietic malignancies and Solid Cancer Indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), wherein each affected human organ being considered as a specific Solid Cancer Indication.

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

As stated, we had an exclusive option to (i) certain additional patents and patent applications, and OSR improvements at no additional cost, which could be useful for the development and/or commercialization of licensed products in the field of use; and (ii) any Solid Cancer Indication to be included as part of the field of use, on an indication-by-indication basis, subject to the payment of specified option fees and milestone payments. Prior to the expiration of these options, we entered into an amended and restated license agreement with OSR to (i) expand the license to all solid tumor indications and (ii) carve out all lympho-hematopoietic indications and grant us an option to include lympho-hematopoietic indications, which amendment and restatement is subject to governmental consent as described below.

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

In March 2017, the OSR License Agreement was amended to provide us with additional exclusive option to expand the license to include the use of lentiviral based-HSPC gene therapy platform to use tumor necrosis factor (TNF) as an alternative payload (rather than IFN) and for the use of that product alone or in combination with other products and committed to spend €500,000 on such product should the option be exercised. We had until March 23, 2023, to exercise this option, upon the payment of specified option fees, as further amended by the third amendment to the OSR License Agreement described below and the letter agreements described below.

In February 2019, we entered into a second amendment to the OSR License Agreement, whereby we exercised an option with respect to GBM as the first solid cancer indication. We agreed to pay OSR a GBM option fee of €1.0 million upon the dosing of the tenth patient in a specified clinical trial of GBM. We also agreed to extend the period to exercise the option rights set forth by the license agreement until September 30, 2021. This date was extended to March 23, 2023, pursuant to the fourth amendment to the OSR License Agreement described below and the letter agreements described below.

In December 2020, we entered into a third amendment to the OSR License Agreement, whereby the GBM option fee included in the second amendment was reduced to €500,000 pursuant to an agreement to enter into a sponsored research agreement (SRA) within forty-five (45) days (and later amended to seventy (70) days) from the effective date of the third amendment (discussed below) in relation to research programs aimed at further studies regarding Temferon, with all intellectual property generated by such SRA being owned by OSR/Telethon subject to the grant by OSR to us of exclusive option rights with respect to such intellectual property. With the third amendment we also exercised an option with respect to a second solid cancer indication, namely solid liver cancer (LC). We agreed to pay OSR an LC option fee of €500,000 upon the earlier of (i) June 30, 2021 and (ii) the enrollment of the first patient within the Phase I clinical study for an LC licensed product. Under the terms of the third amendment, if we are unable to obtain regulatory approval to initiate human clinical trial with respect to solid liver cancer within nine (9) months from the third amendment effective date, we have the right, at no additional cost, to convert the option exercise for the second solid liver cancer indication to an alternative indication. In addition, pursuant to the third amendment, the option period for us to exercise an option with respect to any other solid cancer indication is extended until the second anniversary of the third amendment effective date, or December 23, 2022. The aggregate amount paid to date under the OSR License Agreement is €0.75 million. In addition, €0.5 million is currently due under the OSR License Agreement. Future potential payments that are not yet considered probable under this agreement include €53 million relating to GBM, €47.5 million relating to LC and €0.3 million relating to the license fee option for the third indication, if exercised. In addition, the OSR agreement was amended to extend the exclusive option as to Alternative Payload/Competing Product to March 23, 2022, as noted above.

In February 2021, we entered into a Sponsored Research Agreement (the “SRA”) with OSR to conduct certain research projects related to Temferon. Unless terminated earlier or extended by mutual agreement, the SRA ends upon the earlier of (a) the date of completion of all activities relating to the sponsored research and (b) December 31, 2022. The total consideration to be paid by the Company under the SRA will be €1.0 million with payments scheduled quarterly over 2021 and 2022. The aggregate amount paid in 2021 under the SRA was €0.5 million.

In September 2021, the OSR License Agreement was amended to extend the exclusive option. Specifically, if Genenta was not able to obtain approval of the Regulatory Authorities to initiate a human clinical trial in any country with respect to solid liver cancer on or before September 30, 2022, then Genenta had the right, at no additional cost, to convert the option exercise for the second Solid Cancer Indication to an indication other than solid liver cancer. The amendment provided for option exercise until September 30, 2022. This option was further extended pursuant to the letter agreements described below.

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

In April 2022, we entered Amendment #01 to the Agreement for Clinical Trials called: “Phase I/IIa clinical trial to assess the safety and efficacy of increasing doses of autologous CD34+ hematopoietic stem cells genetically modified with a lentiviral vector encoding for the human interferon-alpha2 gene in patients with Glioblastoma Multiforme with unmethylated MGMT gene promoter” (“Clinical Trial”) relating to protocol number TEMGBM_001; EudraCT 2018-001404-11. The Amendment #01 aimed to allocate to the TEM-GBM study the fee for the personnel shares not accrued and originally allocated to the TEM-MM study for a total amount of €197,500.

In September 2022, we entered a letter agreement to establish that each of the Alternative Indication Notice Period (as defined in Section 2 of Amendment No.4 to the Agreement, dated September 28, 2021) and the Competing Product Option Period (as defined in Section 5 of Amendment No.3 to the Agreement, dated December 23, 2020) was extended to December 23, 2022.

In December 2022, we entered a further letter agreement to establish that each of the Alternative Indication Notice Period (as defined in Section 2 of Amendment No.4 to the Agreement, dated September 28, 2021) and the Competing Product Option Period (as defined in Section 5 of Amendment No.3 to the Agreement, dated December 23, 2020) was extended to March 23, 2023.

As noted above, prior to the expiration of these options, we entered into an amended and restated license agreement with OSR described below.

Amended and Restated License Agreement with Ospedale San Raffaele

In March 2023, we entered into an amended and restated license agreement with OSR to: (i) expand the license to all solid tumor indications and (ii) carve out all lympho-hematopoietic indications and grant us an option to include lympho-hematopoietic indications. The amendment and restatement of the existing OSR License Agreement is subject to Italy’s Law Decree No. 21 of March 15, 2012 (the so-called Italian “Golden Power” regulations), as subsequently amended and supplemented, and will not be effective until the applicable Italian governmental authority consents to the amendment and restatement. This consent will be deemed given after the statutory period lapses without any response from the governmental authority. Further, the amended and restated license agreement stipulates that if such consent or deemed consent from the governmental authority is not granted within 90 days of the execution date of the agreement, the amendment and restatement will not be effective, and the original OSR License Agreement will remain in place.

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

To date, Genenta has not engaged in any such discussions with Theravectys nor has Genenta received any further claim or request from Theravectys in relation to the above.

C. Organizational Structure

Genenta Science S.p.A. owns 100% of Genenta Science, Inc.

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

A. Operating Results

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

Since our inception in 2014, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs and planning for eventual commercialization. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sales of equity securities, which through December 31, 2022, aggregated gross cash proceeds of approximately €67 million.

We do not have any products approved for sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates and programs. Our net losses for the years ended December 31, 2022, 2021 and 2020 were approximately €8.5, €5.5 million and €5.6 million, respectively. At December 31, 2022, we had an accumulated deficit of approximately €35.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including preclinical and clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses for at least the next several years as we advance our product candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Furthermore, we expect to continue incurring additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses.

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

As of December 31, 2022, we had cash and cash equivalents of approximately €29.8 million. We believe that our existing cash and cash equivalents as of December 31, 2022, will enable us to fund our operating expenses and capital expenditure requirements for substantially more than the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.” To finance our continuing operations, we will need to raise additional capital, which cannot be assured.

COVID-19 Update

As of the date of this filing, the global healthcare community continues to respond to the ongoing COVID-19 pandemic. In February 2020, the COVID-19 pandemic commenced in Italy. Regulatory guidance was issued in March and updated in April 2020 relating to the management of clinical trials during the pandemic. As the global healthcare community continues to respond to the COVID-19 pandemic, many hospitals, including our clinical sites, temporarily paused elective medical procedures, including dosing of new patients in clinical trials of our investigational gene therapies. While dosing of new patients and data collection from enrolled patients has resumed at clinical sites, the extent to which clinical activities continue to be delayed or interrupted will depend on future developments that are highly uncertain. To date, we have not experienced significant interruptions related to COVID-19. In the future, we may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates. We continue to closely monitor this rapidly evolving situation and the potential impact on us.

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

Research and Development Expenses

We expense research and development costs as incurred. These expenses consist of costs incurred in connection with the development of our product candidates, including:

●	license fees and milestone payments incurred in connection with our license agreements;

●	expenses incurred under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

●	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and, in due course, clinical trial materials and commercial materials, including manufacturing validation batches;

●	employee-related expenses, including salaries, social security charges, related benefits, severance indemnity in case of termination of employees’ relationships, travel and share-based compensation expense for employees engaged in research and development functions and consulting fees;

●	costs related to compliance with regulatory requirements; and

●	facilities costs, depreciation and other expenses, which include rent and utilities.

Our research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs, and central laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our research and development expenses by program also include fees incurred under license agreements, as well as option agreements with respect to licensing rights. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We primarily use internal resources to oversee research and discovery activities as well as for managing our preclinical development, process development, manufacturing, and clinical development activities. These employees work across programs, and therefore, we do not track their costs by program. We elected to present the research and development expenditure net of research and development tax credit on the statements of operations and comprehensive loss. However, not all of our research and development expenses are allocated by program:

	Year Ended December 31,
	2022	2021	2020
	(in Euros)
Direct research and development expenses by program:
TEM-GBM	€984,458	€879,005	€3,353,369
TEM-MM	1,331	5,800	190,764
Option fee – second indication [1]	—	—	500,000

Unallocated costs:
Personnel (including share-based compensation)	992,281	499,849	472,100
Consultants and other third party	544,634	772,815	70,034
Materials & supplies	2,790,982	1,231,019	62,600
Travel & entertainment	—	596	34,466
Other	25,276	1,593	5,128
Total research and development expenses	€5,338,962	€3,390,677	€4,688,461

1Although the second solid cancer indication is currently liver cancer, the Company has the right to change the indication.

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

Other Income (Expense)

Other income (expense) consists primarily of interest income/(expense), foreign exchange income/(loss). For the year ended December 31, 2022 we accrued also a tax benefit approved by the Italian Tax Agency for €180,000 related to the allowance for corporate equity (“ACE”) and financial fees reimbursement for €28,465. For the year ended December 31, 2021, we accrued an award for €150,000 given to the Company by international institutions for the successful results achieved in clinical trials.

Income taxes

We are subject to taxation in Italy and the United States. Taxes are recorded on an accrual basis. These taxes therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. Due to the tax loss position reported, no income taxes were due for the years ended December 31, 2022 and 2021.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view regarding to future realization of deferred tax assets. We believe that it is more likely than not that the benefit for deferred tax assets will not be realized. In recognition of this uncertainty, a full valuation allowance was applied to the deferred tax assets. Future realization depends on our future earnings, if any, the timing and amount of which are uncertain as of December 31, 2022. In the future, should management conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance would be reduced to the extent of such expected realization and the amount would be recognized as a deferred income tax benefit in our statements of operations.

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

For the years ended December 31, 2022, 2021 and 2020, we received research and development tax benefits of approximately €890,000, €829,000, and €662,000, respectively.

Results of Operations

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

The following table summarizes our results of operations for the years ended December 31, 2022, and 2021:

	Year Ended December 31,
	2022	2021
	(in Euros)
Operating expenses
Research and development	€5,338,962	€3,390,677
General and administrative	5,705,030	2,296,596
Total operating expenses	11,043,992	5,687,273

Loss from operations	(11,043,992)	(5,687,273)

Other income (expense)
Awards and subsidies	-	150,000
Other income	242,554	19,657
Financial income (loss)	36,985	(11,716)
Net exchange rate gain	2,286,690	-
Total other income (expense), net	2,566,229	157,941

Loss before income taxes	(8,477,763)	(5,529,332)
Income tax benefit (expense)	-	-
Net loss	(8,477,763)	(5,529,332)

Net loss and comprehensive loss	€(8,477,763)	€(5,529,332)

Net loss per share - basic and diluted	€(0.47)	€(0.37)
Weighted average number of shares outstanding - basic and diluted	18,216,858	15,083,825

We have presented basic and diluted loss per share at December 31, 2022, which consists of our historical loss divided by the basic and diluted weighted average number of ordinary shares outstanding at December 31, 2022. There was no dilutive impact due to our net loss position.

Research and Development Expenses

Research and development expenses were approximately €5.3 million for the year ended December 31, 2022, as compared to approximately €3.4 million for the year ended December 31, 2021. The increase of approximately €1.9 million was primarily due to the increase in research and development compensation and an increase in manufacturing activity.

During the year ended December 31, 2022, we utilized approximately €0.6 million of research and development tax credit to offset certain social contributions and taxes payable, while we utilized approximately €0.5 million for such purpose during 2021. The benefit recorded for the years ended December 31, 2022 and 2021 to offset research and development expenses was approximately €0.7 million and €1.2 million, respectively. We reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months. The decrease in the benefit recorded for the year ended December 31, 2022, compared to the year ended December 31, 2021, is due to the increase in the utilization rate of the research and development credit, since the effects of the optimization of the organizational structure will have more impact over the next several years. We consider this estimate reasonable and prudent based on the actual research and development tax credit utilization rate.

General and Administrative Expenses

General and administrative expenses were approximately €5.7 million for the year ended December 31, 2022, as compared to approximately €2.3 million for the year ended December 31, 2021. The general and administrative expense increase was essentially due to the increase in general and administrative board and management compensation, including but not limited to share-based compensation, to the increase in the directors and officers (“D&O”) liability insurance policy premium payments, and to the increase in legal advisors and auditor fees.

The other administrative expense increase was due mainly to corporate website maintenance and other investor and corporate communication costs related to business development activities that has required additional efforts since the Company’s listing on Nasdaq.

Other income (expense)

Other income was approximately €243,000 for the year ended December 31, 2022, as compared to approximately €19,600 for the year ended December 31, 2021. The increase primarily relates to a tax benefit received to help the Company’s economic growth “ACE” (i.e., allowance for corporate equity) and a reimbursement for bank fees and commissions. Our net financial income was approximately €37,000 for the year ended December 31, 2022, compared to a net financial loss of approximately €11,700 for the year ended December 31, 2021. The change from net financial loss to net financial income mainly related to financial interest income on time deposits in US Dollars.

Net exchange rate gain

The net exchange gain was approximately €2.3 million for the year ended December 31, 2022 and was related mainly to approximately €1.6 million net exchange rate gain realized on the conversion to Euro of $12.0 million of IPO proceeds collected in December 2021, to approximately €0.4 million net exchange rate gain realized on USD trade payables, to approximately €0.4 million exchange loss unrealized on USD time deposits, and to approximately €0.7 million unrealized exchange gain on USD bank deposits. In the year ended December 31, 2021, the net exchange loss was €6,707, which was considered immaterial. The amount was low compared to 2022, mainly due to maintaining our cash and cash equivalents in Euros in 2021 with minimal activity in our US subsidiary.

Net Loss

As a result of the foregoing, our net loss was approximately €8.5 million for the year ended December 31, 2022, as compared to approximately €5.5 million for the year ended December 31, 2021.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

The following table summarizes our results of operations for the years ended December 31, 2021, and 2020:

	Year Ended December 31,
	2021	2020
	(in Euros)
Operating expenses
Research and development	€3,390,677	€4,688,461
General and administrative	2,296,596	901,765
Total operating expenses	5,687,273	5,590,226

Loss from operations	(5,687,273)	(5,590,226)

Other income (expense)
Awards and subsidies	150,000	-
Other income	19,657	5,966
Finance expense	(11,716)	(7,754)
Total other income (expense), net	157,941	(1,788)

Loss before income taxes	(5,529,332)	(5,592,014)
Income tax benefit (expense)	-	-
Net loss	(5,529,332)	(5,592,014)

Net loss and comprehensive loss	€(5,529,332)	€(5,592,014)

Pro forma information:
Pro forma net loss	€(5,529,332)	€(5,592,014)
Pro forma net loss per share - basic and diluted	€(0.37)	-
Weighted average pro forma number of shares outstanding - basic and diluted	15,083,825	-

We have presented pro forma basic and diluted loss per share at December 31, 2021, which consists of our historical loss divided by the pro forma basic and diluted weighted average number of ordinary shares outstanding at December 31, 2021. We did not present basic and diluted loss per share for the years ended December 31, 2020 since we were an S.r.l. at the time and maintained classes of quota (similar to membership interests in a limited liability company in the United States) rather than shares, which it now has post-conversion to an S.p.A., (similar to a C-corporation in the United States), which occurred on June 18, 2021. The quotas represented percentage ownership in us and not actual shares. We did not believe that representing loss per quota was meaningful. (See our disclosures in Note 2 - Summary of significant accounting policies - Net loss per share - to our consolidated financial statements for additional information regarding the method used to calculate the pro forma basic and diluted loss per ordinary share and Note 12 – Quotaholders’ and shareholders’ equity – for the pro forma weighted average number of ordinary shares used in the computation of the per share amounts).

Research and Development Expenses

Research and development expenses were approximately €3.4 million for the year ended December 31, 2021, as compared to approximately €4.7 million for the year ended December 31, 2020. The decrease of approximately €1.3 million was primarily due to the compensation effect of the research and development tax benefit calculation as described in Note 2 to the consolidated financial statements.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to significant fluctuations due to changes in foreign currency exchange rates. Our liquid assets and our expenses are denominated in EUR and USD. During the year ended December 31, 2022, changes occurred in the USD/EUR exchange rate that significantly decreased our operating expenses. As we continue to grow our business, our results of operations and cash flows might be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

B. Liquidity and Capital Resources

Overview

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sales of quotas, in prior years as an S.r.l., and through our initial public offering (“IPO”) of our shares as an S.p.A. We received gross cash proceeds of approximately €33.6 million from sales of quotas (pre-IPO) and approximately €32.7 million of gross proceeds from the IPO in December 2021. As of December 31, 2022, the Company had approximately €29.8 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

(in Euros)	For the Year Ended December 31,
	2022	2021	2020
	(in Euros)
Net cash used in operating activities	€(7,418,236)	€(6,958,174)	€(6,044,581)
Net cash used in investing activities	(27,070)	(9,009)	(20,871)
Net cash provided by financing activities	-	28,742,102	1,389,316
Net (decrease) increase in cash and cash equivalents	€(7,445,306)	€21,774,919	€(4,676,136)
Cash and cash equivalents at beginning of year	37,240,162	15,465,243	20,141,379
Cash and cash equivalents at end of year	€29,794,856	€37,240,162	€15,465,243

Operating Activities

During the year ended December 31, 2022, operating activities used approximately €7.4 million of cash and cash equivalents, resulting from our net loss of approximately €8.5 million, partially offset by non-cash charges of approximately €0.8 million and the cash generated by our operating assets and liabilities of approximately €0.2 million.

The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment.

The net changes in our operating assets and liabilities were primarily due to an increase in account payable and accrued expenses as well as an increase in other current liabilities. The increase in account payable is mainly due to bills from certain suppliers, advisors and legal consultants received in December 2022 becoming due and paid in January 2023, as well as an increase in account payables to OSR, a related party. The increase in accrued expenses was mainly due to an increase in related parties accrued expenses for invoices to be received from OSR and for senior management bonuses accrued at year end.

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

Investing Activities

During the year ended December 31, 2022, investing activities used €27,070 of our cash and cash equivalents to both improve our cyber security and support the implementation of our new ERP system.

During the year ended December 31, 2021, investing activities used €9,009 of our cash and cash equivalents to invest in our fixed assets, such as, laptops, smartphones and other information technology equipment.

During the year ended December 31, 2020, investing activities use €20,871 of our cash and cash equivalents to purchase computers, electronic office equipment and furniture.

Financing Activities

During the year ended December 31, 2022, there was no cash provided by financing activities.

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

Current Outlook

To date, we have not generated revenue and do not expect to generate revenues from the sale of any product candidate in the near future.

As of December 31, 2022, our cash and cash equivalents were approximately €29.8 million. Our primary cash obligations relate to payments to OSR pursuant to the license agreement and other providers of clinical trial related services and manufacturing activities.

Based on our existing cash, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements through 2024. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

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

C. Research and Development

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age as of April 19, 2023, and position of the individuals who serve as our directors and executive officers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position	Year elected or appointed
Mark Alan Sirgo, Ph.D.	69	Chairman of the Board of Directors(1)(2)	2022
Pierluigi Paracchi	49	Chief Executive Officer, Vice Chairman of the Board of Directors and General Manager	2014
Richard B. Slansky	66	Chief Financial Officer	2021
Carlo Russo, M.D.	70	Chief Medical Officer, Head of Development	2021
Roger Abravanel	76	Director(1)(2)	2017
Guido Guidi	70	Director(1)(2)	2017
Anthony Marucci	61	Director(1)	2021
Barbara Regonini	50	Finance Director	2021
Stefania Mazzoleni, Ph.D.	41	Scientific Project Manager and Communications Officer	2016

(1)	Independent Director (as defined under Nasdaq Stock Market rules)

(2)	Member of the Compensation, Nomination and Governance Committee

The directors above were elected at the Company’s general shareholders’ meeting held on May 20, 2021, for a three-year term. The board of directors (the “Board”) consists of 7 (seven) members.

In May 2022, our former Chairman Dr. Stephen Squinto stepped down from his role to pursue a new business role and the Board nominated Dr. Mark A. Sirgo to succeed him as the Company’s new Chairman of the Board. Although Dr. Sirgo began serving on May 1, 2022, the Company obtained ratification by its shareholders in its annual general meeting held in June 2022. Dr. Sirgo replaced Dr. Squinto as Chair of the Board and a member of our Compensation, Nomination and Governance Committee.

In July 2022, Dr. Bellomo and Dr. Guidotti resigned as Directors. The Board is evaluating profiles of candidates with adequate skills and experience, in order to proceed with their replacement. If an adequate replacement is not found, the Board may request the number of board positions be reduced from seven (7) to five (5) at its next annual Shareholders’ Meeting.

The directors’ terms will expire with the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2023, or earlier upon resignation.

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

Barbara Regonini, Finance Director

Barbara Regonini is an experienced financial executive with skills in strategic finance, restructuring and reorganization processes, internal controls and corporate governance systems implementation. Prior to joining Genenta, she was Head of Finance at OAM – Financial Supervisory Authority. She previously held CFO roles and was part of the Supervisory Body of a public company in the renewable energy field. Former senior manager at PriceWaterhouseCoopers, she has a significant finance background in the industrial and service field. She has a Master’s degree at the University of Nicosia in Science of Digital Currency, a degree as Strategic CFO at Harvard Business School, a Master’s degree in Business and Administration at the University of Parma and she is a Chartered Public Accountant and Auditor.

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

Board of Directors

Mark A. Sirgo, Pharm.D., Chairman of the Board

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

Strategic Advisors

Advisors to the Company include:

●	Gaurav Shah, M.D.: Co-founder, Chief Executive Officer and Corporate Board Member of Rocket Pharma (NASDAQ: RCKT). Prior to this role, Dr. Shah was a Global Program Head in the Cell & Gene Therapies Unit at Novartis, where he had strategic oversight of 12 functions and helped spearhead pivotal trials with CART-19 for patients with leukemia and lymphoma.

●	Brad Loncar: Founder and Chief Executive Officer at Loncar Investments. Mr. Loncar is a biotech investor, index provider, and creator of two Nasdaq-listed exchange traded funds.

Family Relationships

There are no family relationships among our executive officers and directors.

Arrangements Concerning Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any of our directors or members of senior management were selected as such.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Italian law. As a matter of Italian law, the compensation of directors is established at the time of their appointment or by the shareholders’ meeting. The compensation of the managing directors shall be established by the board of directors, with the opinion of the board of statutory auditors. Our bylaws provides that the shareholders’ meeting may determine a total amount for the compensation of the directors, including managing directors.

All amounts reported in the table below reflect the cost to the Company, in thousands of Euros, for the year ended December 31, 2022.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation
All directors and senior management as a group, consisting of 11 persons including current and former directors	€1,107,965	€-	€-

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

Statutory Auditors

During 2022, the Company’s statutory auditors received approximately €44,000 in compensation in the aggregate for their services to the Company.

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

Name	Age	Position	Year elected or re- appointed
Carlo-Alberto Nicchio	47	Chairman of the Board of Statutory Auditors	2021
Cesare Lazzaroni	71	Statutory auditor	2021
Jacopo Doveri	49	Statutory auditor	2021
Lorenzo Gianluigi Grossi	56	Alternate auditor	2021
Alessandro Arpiani	38	Alternate auditor	2021

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

Additional Board Committees

Although Italian law does not require that we adopt a Compensation, Nomination and Governance Committee, in connection with our Corporate Conversion from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”), we established a Compensation, Nomination and Governance Committee according to Nasdaq Listing Rule 5615(a)(3). The members of our compensation, nomination and governance committee include Mark Sirgo, Roger Abravanel and Guido Guidi. On May 1, 2022, Dr. Sirgo replaced Dr. Squinto on our Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee will assist our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers.

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

In accordance with Italian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Composition of the board of directors. Italian law does not require that the majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

●	Quorum. In accordance with Italian law quorum requirements generally applicable to general meetings of shareholders are set forth in the Italian Civil Code therefore our bylaws may not provide a specific regulation of them. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

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

●	Proxy Solicitations. Under Italian law shareholders may appoint attorneys-in-fact by delivering in writing appropriate power of attorney to represent them in an ordinary or extraordinary shareholders’ meeting of the Company. Our directors, auditors and employees may not be proxies. Italian law does not have a specific regulatory regime for the solicitation of proxies in private companies; thus, our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Italian law, we have opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock, assets or convertible notes, certain private placements and/or public offering. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●	Audit Committee. US companies listed on Nasdaq are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the Nasdaq. In particular, all members of this committee must be independent, and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for handling “whistle blower” complaints regarding accounting, internal accounting controls, or auditing matters; (iii) engaging independent counsel and other advisers, as it determines necessary to carry out its duties and (iv) determine appropriate funding for payments to the external auditor, advisors employed by the audit committee and other necessary administrative expenses of the audit committee. A company must also have an internal audit function, which may be outsourced, except to the independent auditor. We follow the “traditional” model of corporate governance for Italian companies and accordingly have established a board of statutory auditors established in accordance with Italian law which performs substantially the same functions and is accordingly exempt from the audit committee requirements established by Rule 10A-3 and Nasdaq rules. The Company’s reliance on such exemption is based on the circumstance that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):

(i)	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;

(ii)	the board of statutory auditors is required under Italian law to be separate from the Company’s board of directors;

(iii)	the board of statutory auditors is not elected by management of the Company and no executive officer of the Company is a member of the board of statutory auditors;

(iv)	Italian law provides for standards for the independence of the board of statutory auditors from the Company and its management;

(v)	the board of statutory auditors, in accordance with applicable Italian law and the Company’s governing documents, is responsible, to the extent permitted by Italian law, for the appointment, retention and oversight of the work (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of its board of statutory auditors to act independently and to satisfy the other requirements of Rule 10A-3.

●	Compensation Committee. Italian law does not require the appointment of a compensation committee composed of independent directors as required by the Nasdaq Listing Rules. As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the European Union and under our bylaws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, while the Company’s shareholders, according to Italian law and our bylaws, may determine a total amount for the compensation of the directors, including managing directors. Compensation of the Company’s executive officers is determined by board of directors or by the CEO, if duly empowered. Nevertheless, although not required under Italian law, the Company has established a Compensation, Nomination and Governance Committee.

●	Code of Conduct. Pursuant to Italian law, we have adopted an “Organization and Operational Model” as required by Italian Legislative Decree of June 8, 2001, No. 231 (relating to administrative responsibility) that consists of: (i) a Code of Ethics; (ii) operating procedures and reporting systems applicable to all of our directors, officers and employees, which may not comply with the requirements for a code of conduct meeting the criteria under Nasdaq Listing Rule 5610.

D. Employees

As of April 19, 2023, we had nine full-time employees, six located in Milan, Italy and three located in the United States. We also rely on consultants and a large number of collaborators at SR-TIGET and OSR. Our full-time employees and consultants are engaged in clinical, research and development, product development, quality assurance, finance, accounting and administrative activities. We consider our relationship with our employees to be good.

E. Share Ownership

See “Item 7.A. – Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 19, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Percentage of shares beneficially owned is based on 18,216,858 ordinary shares and ADSs outstanding on April 19, 2023 plus the number of shares beneficially owned within 60-days of April 19, 2023.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Our major shareholders do not have different voting rights than other holders of our ordinary shares. The information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise noted below, each beneficial owner’s address is: c/o Genenta Science S.p.A., Via Olgettina no. 58, 20132 Milan, Italy.

	No. of Shares	Percentage
	Beneficially Owned	Owned(1)
Directors and executive officers
Mark Sirgo	34,822	*	%
Pierluigi Paracchi	2,290,107	12.48%
Roger Abravanel	79,165	*	%
Guido Guidi	64,539	*	%
Anthony Marucci	21,233	*	%
Richard B. Slansky	71,940	*	%
Carlo Russo	598,417	3.26%
Stefania Mazzoleni	41,620	*	%
Barbara Regonini	11,299	*	%
Luigi Naldini	1,386,145	7.55%
Bernhard Gentner	692,871	3.78%
All directors and executive officers as a group (11 persons)	5,292,159	28.83%
5% Shareholders
OSR - San Raffaele Hospital	1,896,730	10.33%

* Less than 1%.

(1)	The percentages shown are based on 18,353,477 (18,216,858 ordinary shares issued and outstanding as of April 19, 2023 plus 136,619 ordinary shares beneficially owned within 60 days of April 19, 2023).

Significant Changes in Percentage Ownership

The significant changes in the percentage ownership held by our major shareholders since January 1, 2020 are as a result of dilution from our IPO in December 2021 in which we issued and sold 2,400,000 ordinary shares represented by the same number of ADSs, and sold 720,114 ordinary shares reserved for subscription by our existing shareholders.

Shareholders in the United States

To our knowledge, as of April 19, 2023, on the same basis of calculation as above, 42% of our total issued and outstanding ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 7,643,283 ordinary shares represented by 7,643,283 ADSs. The actual number of holders is likely greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

Agreements with OSR

We have a longstanding relationship with OSR. On June 4, 2015, we entered into a service agreement with OSR to provide certain services (accounting/bookkeeping and rent of spaces, the latter with an addendum effective from January 1, 2016) free of charge. Beginning in January 2020, we engaged a third-party provider to perform these services. We determined that the value of these services provided in 2019 and in prior years were not material to our financial statements. Beginning January 1, 2020, we entered into a six-year lease agreement for the use of office space in the OSR building. We paid OSR annual rent of approximately €14,000 in 2022 with a security deposit of €3,350.

We entered into a license agreement with OSR effective December 15, 2014, pursuant to which OSR granted us an exclusive, royalty-bearing, non-transferable, worldwide license, subject to certain retained rights, to certain patents, patent applications and existing know-how in exchange for certain ongoing payment obligations, and have entered into various amendments to the license agreement. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights-Collaboration / Licensing.” In February 2021, we entered into a Sponsored Research Agreement (“SRA”) with OSR to conduct certain research projects related to Temferon. The total consideration paid by the Company under the SRA were €1.0 million with payments scheduled quarterly during 2021 and 2022.

Employment, Consulting and Services Agreements

Prior to our IPO, Dr. Russo was party to a Service Agreement dated July 2017 through an affiliated company, XDG BioMed LLC, which, as amended, provides for fixed annual fees of €300,000 gross and a discretionary annual variable gross remuneration up to a minimum amount of €50,000, tax included. We also entered into consulting agreements in October 2015 and April 2016 with Prof. Naldini and Dr. Gentner, which, as amended, provided for gross annual fees of €50,000 and €30,000, respectively. These agreements renew automatically each year and they both were amended in July 2022 provided for gross annual fees €100,000 and €45,000, respectively.

We entered into a directorship agreement with Mr. Paracchi in December 2019, which provides for a gross annual salary of €250,000 and a discretionary €50,000 gross performance bonus payment to be approved by the Board of Directors. Such agreement was terminated by the parties for mutual consent upon signature of the below employment agreement.

Post-IPO Employment Agreements

We have entered into new employment agreements with each of Mr. Paracchi, Dr. Russo and Mr. Slansky effective upon the consummation of our IPO or, in the case of Mr. Slansky, November 1, 2021. The forms of such employment agreements have been filed as exhibits to this report. Pursuant to such employment agreements, Mr. Paracchi and Dr. Russo are entitled to gross annual base salaries of €420,000 and $500,000 respectively. Mr. Slansky was entitled to a gross annual base salary of $300,000 and, starting from January 1st, 2023, he is entitled to gross annual base salary of $375,000. All these employment agreements are subject to annual review by and at the sole discretion of the Compensation, Nomination and Governance Committee of our board of directors. Mr. Paracchi is also eligible to receive an annual cash bonus of up to 20% of base salary (and starting from January 1st, 2023, he is entitled to receive an annual cash bonus of up to 40% of base salary), and Dr. Russo and Mr. Slansky are eligible to receive an annual cash bonus of up to 30% of base salary, provided that such individual achieves performance targets determined by the Compensation, Nomination and Governance Committee of the board of directors.

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

Consultancy Agreements

Dr. Sirgo and Mr. Marucci have entered into consultancy agreements in connection with their appointment to the board of directors to support the development and growth of the Company. The agreements provide for gross compensations of $18,750 (Dr. Sirgo) and $11,875 (Mr. Marucci) per quarter (pro-rated for partial quarters). The consultant will be fully and solely responsible for the payment of all tax and/or social security charges and will not be entitled to expenses reimbursement. These agreements have a term of three years, but are subject to termination at the option of either party by written notice given at least 15 days prior to each anniversary of the date of effectiveness of the agreement).

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

Audited Financial Statements

Our consolidated financial statements for the 2022, 2021 and 2020 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the consolidated financial statements.

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

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on The Nasdaq Capital Market in the form of ADSs under the symbol “GNTA”. Neither the Company’s ordinary shares nor its ADSs are listed on a securities exchange outside the United States. Bank of New York Mellon is the Company’s depositary for purposes of issuing ADSs. Trading in the ADSs on The Nasdaq Capital Market commenced on December 15, 2021.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D. Exchange Controls

Under Italian law, there are no exchange control restrictions on investments in, or payments on, the Genenta ordinary shares. There are no special restrictions in the Genenta Articles of Association or Italian law that limit the right of shareholders who are not citizens or residents of Italy to hold or vote the Genenta ordinary shares.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to invest in or dispose of the ADSs. This summary generally considers only U.S. Holders that will own the ADSs as capital assets and who will not hold the ADSs as part of a permanent establishment in Italy. This summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Italy Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in the ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences to the partners of such partnership will depend on the activities of the partnership and the status of the partners.

Each investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the U.S. dollar amount of any distribution paid on ordinary shares (including the amount of any Italy tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Any dividends we pay with respect to the ADSs or ordinary shares are expected to constitute foreign source income for foreign tax credit purposes.

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

Subject to certain limitations, Italian withholding tax, if any, paid in connection with any distribution with respect to ADSs may be claimed as a credit against a U.S. Holder’s U.S. federal income tax liability if the U.S. Holder elects not to take a deduction for any non-U.S. income taxes for that taxable year; otherwise, such Italian withholding tax may be taken as a deduction. If a U.S. Holder is eligible for benefits under the Treaty or is otherwise entitled to a refund for the taxes withheld, the U.S. Holder will not be entitled to a foreign tax credit or deduction for the amount of any Italian taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which the U.S. Holder can obtain a refund from the Italian taxing authorities. As the relevant rules are very complex, U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit or deductions for non-U.S. taxes in their particular circumstances.

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

We have not made the formal analysis necessary to determine whether or not we are currently a PFIC or whether we have ever been a PFIC. The tests for determining PFIC status depend, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, it is difficult to make accurate projections of future income and assets which are relevant to this determination for the current taxable year or any future period. Moreover, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and may depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC during the holding period of a U.S. holder, the U.S. holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year. Specifically, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. However, we provide no assurance as to whether we will calculate our “ordinary earnings” or “net capital gain” under U.S. tax principles or supply U.S. holders with the required “PFIC Annual Information Statement.” If we do not provide this information for any reason, it generally will not be possible for a U.S. Holder to make a QEF election if we are, or if we become, a PFIC.

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

U.S. federal income tax law requires certain U.S. investors to disclose information relating to investments in securities of a non-U.S. issuer. Failure to comply with applicable disclosure requirements could result in the imposition of substantial penalties. U.S. holders should consult their own tax advisors regarding any disclosure obligations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at our office at Via Olgettina No. 58, 20132 Milan, Italy.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. The Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not required.

J. Annual Report to Security Holders

Not applicable.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Any cash distribution to ADS holders Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders Depositary services
$.05 (or less) per ADS per calendar year Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars As necessary
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the fiscal year ended December 31, 2022, we were entitled to receive approximately $30,000 reimbursement from the depositary for our expenses incurred in connection with establishment and maintenance of the ADS program. This amount has been fully paid to us as of the date of this Annual Report. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

On December 17, 2021, we completed an offering of an aggregate of 3,120,114 ordinary shares and ADSs at a public offering price of US$11.50 per security. The shares began trading on the Nasdaq Capital Market on December 15, 2021. On December 23, 2021, the underwriters in the offering exercised their over-allotment option in part for an additional 96,744 ADSs at the offering price, resulting in an aggregate of 3,216,858 ordinary shares (including ordinary shares in the form of American Depositary Shares) issued in the offering. We received net proceeds from our IPO of approximately US$33 million, after deducting underwriting discounts and related offering expenses. The principal purposes of our IPO were to create a public market for our ADSs for the benefit of all shareholders, retain talented employees by providing them equity incentives, fund proposed capital expenditures and raise capital for development of our product candidates and general corporate purposes. As of the date of this report, we have allocated a portion of the net proceeds of the offering for investment purposes and the remaining proceeds for clinical development of our lead product Temferon™.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022 due to the existence of material weaknesses in internal control over financial reporting described below in “Management’s Annual Report on Internal Control over Financial Reporting,” which management intends to remediate.

Notwithstanding the material weaknesses, management concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with US GAAP. Management’s assessment is based upon a number of factors, including, but not limited to:

● The successful implementation of certain remediation actions, documentation and process controls with regard to previous control environment deficiencies; and

● The additional oversight and review by management and the board of statutory auditors.

Management is developing a more detailed action plan that includes hiring additional staff, and documenting adequate internal control processes, as expressed below. Actions began in 2021, continued in 2022 and will continue in 2023 and beyond.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process designed under the supervision of the chief executive officer and chief financial officer to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 and concluded our internal control over financial reporting was not effective as described in more detail below. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities. Personnel with high professional skills were hired following the Company’s IPO and this allowed, in the financial year ended December 31, 2022, to enhance controls over the financial reporting process; thereby, significantly reducing the risk of material misstatements in financial reporting.

Material Weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis.

Based on its assessment, management has determined that the Company’s internal control over financial reporting was ineffective as of December 31, 2022, due to the existence of the material weaknesses described herein. Historically, the Company had a lean structure and limited financial and accounting personnel, which had resulted in a limited segregation of duties to fully execute the Company’s accounting processes and address the Company’s internal control over financial reporting. In connection with the Company’s audits of its consolidated financial statements as of and for the years ended December 31, 2022 and 2021, management has identified certain material weaknesses in internal control over financial reporting, including but not limited to our lack of adequate staff to:

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

Remediation

The Company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization. To that end, our management, with the oversight from our board of statutory auditors, is evaluating and will be executing a remediation plan, in order to fully remediate the underlying causes of the material weakness. The Company has taken or plans to take the following steps to address the internal control deficiencies that contributed to the material weaknesses, including, but not limited to, the following:

● hiring of additional finance and accounting personnel with high professional skills, prior experience working for finance departments, and technical accounting experience, supplemented by third-party resources, maintain the overall control over the relevant operating activities, having in place incremental and compensating controls;

● improved the documentation and formally assessed our accounting and financial reporting policies and procedures; and,

● increased the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

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

During the year ended December 31, 2022, the Company successfully completed the following remedial actions intended to address some of the underlying causes that gave rise to the Company’s material weaknesses:

●	Adopting governance processes for its board committees, particularly the board of statutory auditors, which acts as the Company’s audit committee of the board of directors;

●	Designing, documenting, and implementing additional internal controls in terms of the Company’s procure-to-pay process;

●	Adopting additional review controls over material agreements and contracts, specifically (but not exclusively) related to cut-off periods;

●	Hiring of three additional finance staff members (an accounting manager in the US, a senior accountant in Italy and an accounting specialist in Italy) to effectively improve our segregation of duties and our financial reporting and documentation; and,

●	Engaging technology experts who have helped design and implement a secure, cloud-based ERP system with controlled access, approval workflow and segregation of duties.

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

Changes in Internal Controls over Financial Reporting

Except as described above under “—Management’s Annual Report on Internal Control over Financial Reporting—Remediation,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2022 and 2021 by Mayer, Hoffman McCann P.C. (“MHM”), the Company’s former principal accounting firm; and, by Dannible & McKee, LLP (“Dannible & McKee”), the Company’s principal accounting firm.

Accountant Fees and Services (in Euros)	2022	2021
Audit Fees*	€264,620	€384,265
	€264,620	€384,265

* For the fiscal year ended December 31, 2022, Dannible & McKee, LLP (“Dannible & McKee”), the Company’s principal accounting firm billed €6,563, which is included in the Audit Fees for 2022.

Audit Fees

The audit fees for the years ended December 31, 2022 and 2021 respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Substantially all MHM’s personnel, who work under the control of MHM shareholders, are employees of wholly owned subsidiaries of CBIZ, Inc., which provides personnel and various services to MHM in an alternative practice structure.

On December 15, 2022, the Company reported the dismissal of MHM as the Company’s principal accounting firm, effective December 12, 2022, and the appointment of Dannible & McKee, LLP (“Dannible & McKee”) as the Company’s principal accounting firm, effective December 12, 2022 and for the fiscal year ended December 31, 2022. See “Item 16F. Change in Registrant’s Certifying Accountant.”

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 15, 2022, the Company dismissed MHM as the Company’s principal accounting firm, effective December 12, 2022, and appointed Dannible & McKee as the Company’s principal accounting firm, effective December 12, 2022 and for the fiscal year ending December 31, 2022. The audit report of MHM on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The dismissal of MHM and the appointment of Dannible & McKee as the Company’s principal accounting firm have been considered and approved by the Company’s board of statutory auditors. During the fiscal years ended December 31, 2021 and 2020 and through the subsequent interim period preceding the date of MHM’s dismissal, there were no disagreements, as described in Item 16F(a)(iv) on Form 20-F, with MHM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MHM’s satisfaction, would have caused MHM to make reference to the subject matter of the disagreement in connection with its audit report. No “reportable events,” as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, occurred within the fiscal years ended December 31, 2021 and 2020 and subsequently up to the date of MHM’s dismissal.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of Dannible & McKee, neither the Company nor anyone on its behalf has consulted with Dannible & McKee on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (b) any matter that was the subject of a disagreement, as described in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company has provided a copy of this disclosure to MHM and requested that MHM provide the Company with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from MHM addressed to the SEC, dated December 15, 2022, was furnished as Exhibit 16.1 to the Report on Form 6-K filed with the SEC on December 15, 2022, and is incorporated by reference in this Annual Report.

ITEM 16G. CORPORATE GOVERNANCE.

See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Differences between Italian Laws and Nasdaq Requirements.”

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

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.4**	Description of Securities
3.1*	Deed of Incorporation of Genenta Science S.p.A.
3.2	Amended and Restated Bylaws of Genenta Science S.p.A.
4.1*	Deposit Agreement dated December 17, 2021 between the Company and The Bank of New York Mellon, as depositary.
4.2*	Form of American Depositary Receipt (included in exhibit 4.1)
4.3**	Underwriter Warrants dated December 17, 2021
8.1	List of subsidiaries of the registrant
10.1*†	License Agreement between Ospedale San Raffaele S.r.l. (OSR). and Genenta Science S.p.A. dated December 15, 2014 (OSR License Agreement)
10.2*†	First Amendment to the OSR License Agreement dated March 16, 2017
10.3*†	Second Amendment to the OSR License Agreement dated February 1, 2019
10.4*†	Third Amendment to the OSR License Agreement dated December 23, 2020
10.5*†	Fourth Amendment to the OSR License Agreement dated September 28, 2021
10.6*†	Sponsored Research Agreement with OSR dated February 12, 2021
10.7*	Know-How License Agreement with Fondazione Telethon dated February 2, 2016
10.8*†	Master Service Agreement dated March 6, 2019, between Molecular Medicine S.p.A. and Genenta Science S.p.A.
10.9*	2021-2025 Genenta Science Employee Share Option Plan with Chairman Sub-Plan
10.10*	Employment Agreement of Pierluigi Paracchi
10.11*	Employment Agreement of Carlo Russo
10.12*	Employment Agreement of Richard B. Slansky
10.13**	Fifth Amendment to the OSR License Agreement dated January 22, 2022
10.14***	Letter Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. dated September 29, 2022
10.15#	Letter Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. dated December 22, 2022
10.16##†	Development and Manufacturing Services Agreement dated January 20, 2023 between AGC Biologics S.p.A. and Genenta Science S.p.A.
10.17†	Amended and Restated License Agreement between Genenta Science, S.p.A. and Ospedale San Raffaele dated March 23, 2023
11.1**	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1****	Change in Registrant’s Certifying Accountant

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-260923).

* * Incorporated by reference to the annual report on Form 20-F of the Registrant filed on May 2, 2022.

*** Incorporated by reference to the Form 6-K of the Registrant filed on October 3, 2022.

**** Incorporated by reference to the Form 6-K of the Registrant filed on December 15, 2022.

# Incorporated by reference to the Form 6-K of the Registrant filed on December 22, 2022.

## Incorporated by reference to the Form 6-K of the Registrant filed on February 1, 2023.

† Portions of this exhibit (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi	By:	/s/ Richard B. Slansky
Name:	Pierluigi Paracchi	Name:	Richard B. Slansky
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	April 21, 2023	Date:	April 21, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genenta Science S.p.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Genenta Science S.p.A. (“the Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive loss, changes in quotaholders’ and shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Dannible & McKee, LLP

Syracuse, New York

April 21, 2023

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genenta Science S.p.A.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Genenta Science S.p.A. (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, quotaholders’ and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We served as the Company’s auditor from 2020 to 2022.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

April 29, 2022

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2022	2021	2020
	(in Euros)
Operating expenses
Research and development	€5,338,962	€3,390,677	€4,688,461
General and administrative	5,705,030	2,296,596	901,765
Total operating expenses	11,043,992	5,687,273	5,590,226

Loss from operations	(11,043,992)	(5,687,273)	(5,590,226)

Other income (expense)
Other income	242,554	19,657	5,966
Finance income (expense)	36,985	(11,716)	(7,754)
Net exchange rate gain	2,286,690	-	-
Awards and Subsidies	-	150,000	-
Total other income (expense), net	2,566,229	157,941	(1,788)

Loss before income taxes	(8,477,763)	(5,529,332)	(5,592,014)
Income taxes benefit (expenses)	-	-	-
Net loss	€(8,477,763)	€(5,529,332)	€(5,592,014)

Net loss and comprehensive loss	(8,477,763)	(5,529,332)	(5,592,014)

Loss per share information:
Net loss	€(8,477,763)	€(5,529,332)	€(5,592,014)

Net loss per share - basic and diluted	€(0.47)	€(0.37)	€-
Weighted average number of shares outstanding - basic and diluted	18,216,858	15,083,825	-

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Balance Sheets

	At December 31,
	2022	2021
	(in Euros)
Assets
Current assets
Cash and cash equivalents	€29,794,856	€37,240,162
Prepaid expenses and other current assets	1,926,512	1,519,023
Total current assets	31,721,368	38,759,185

Non-current assets

Fixed assets, net	111,639	€23,090
Other non-current assets	1,601,503	1,241,215
Other non-current assets - related party	3,350	3,350
Total non-current assets	1,716,492	1,267,655
Total assets	€33,437,860	€40,026,840

Liabilities and quotaholders’ and shareholders’ equity
Current liabilities
Accounts payable	€1,042,054	€164,819
Accounts payable - related party	151,988	25,047
Accrued expenses	202,389	712,313
Accrued expenses - related party	489,207	132,141
Other current liabilities	297,875	100,719
Total current liabilities	2,183,513	1,135,039

Non-current liabilities
Other non current liabilities	27,218	-
Retirement benefit obligation	88,963	30,618
Total long-term liabilities	116,181	30,618

Commitments and contingencies

Shareholders’ equity
Ordinary shares, no par value, 59,700,000 shares authorized and 18,216,858 shares issued and outstanding	66,603,725	65,880,990
Accumulated deficit	(35,465,559)	(27,019,807)
Total quotaholders’ and shareholders’ equity	31,138,166	38,861,183
Total liabilities and quotaholders’ and shareholders’ equity	€33,437,860	€40,026,840

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statement of Changes in Quotaholders’ and

Shareholders’ Equity

	Corporate	Additional paid-in	Ordinary	Ordinary shares,	Accumulated
	capital	capital	shares	no par	deficit	Total
Balance at January 1, 2020	€36,049	€34,713,225	-	€-	€(15,898,461)	€18,850,813
Capital increase, net of issuance costs	1,007	1,431,309	-	-	-	1,432,316
Share-based compensation	-	460,194	-	-	-	460,194
Net loss	-	-	-	-	(5,592,014)	(5,592,014)
Balance at December 31, 2020	€37,056	€36,604,728	-	€-	€(21,490,475)	€15,151,309
Capital increase from exercise of options on Quota B	715	-	-	-	-	715
Share -based compensation	-	497,104	-	-	-	497,104
Quota B repurchased	(172)	-	-	-	-	(172)
Corporate capital adjustment from Srl to SpA	(37,599)	-	11,279,700	37,599	-	-
Capital increase related to SpA	-	(12,401)	3,720,300	12,401	-	-
Conversion adjustment from Srl to SpA	-	(37,089,431)	-	37,089,431	-	-
Capital increase from IPO, net of issuance costs	-	-	3,216,858	28,741,559	-	28,741,559
Net loss	-	-	-	-	(5,529,332)	(5,529,332)
Balance at December 31, 2021	€-	€-	18,216,858	€65,880,990	€(27,019,807)	€38,861,183
Share-based compensation	-	-	-	722,735	-	722,735
Cumulative translation adjustment	-	-	-	-	32,011	32,011
Net loss	-	-	-	-	(8,477,763)	(8,477,763)
Balance at December 31, 2022	€-	€-	18,216,858	€66,603,725	€(35,465,559)	€31,138,166

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statements of Cash Flows

	At December 31,
	2022	2021	2020
	(in Euros)
Cash flows from operating activities
Net loss	€(8,477,763)	€(5,529,332)	€(5,592,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative Translation Adjustment	32,011	-	-
Depreciation expense	6,140	4,889	1,900
Retirement benefit obligation	58,344	13,231	6,056
Share-based compensation	722,735	497,104	460,194
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(407,489)	(450,090)	(454,082)
Other non-current assets	(427,906)	(295,597)	(200,287)
Accounts payable	877,235	(380,169)	265,289
Accounts payable - related party	126,941	15,020	(282,714)
Accrued expenses	(509,924)	346,344	38,263
Accrued expenses - related party	357,066	(1,227,050)	(292,429)
Other current liabilities	197,156	47,476	5,243
Other non-current liabilities	27,218	-	-
Net cash used in operating activities	(7,418,236)	(6,958,174)	(6,044,581)
Cash flows from investing activities
Purchases of fixed assets	(27,070)	(9,009)	(20,871)
Net cash used in investing activities	(27,070)	(9,009)	(20,871)
Cash flows from financing activities
Net proceeds from IPO	-	28,741,559	-
Proceeds from the exercise of stock options	-	543	-
Proceeds from capital increase	-	-	1,500,436
Issuance costs	-	-	(68,120)
Prepaid offering costs	-	-	(43,000)
Net cash provided by financing activities	-	28,742,102	1,389,316
Net increase (decrease) in cash and cash equivalents	(7,445,306)	21,774,919	(4,676,136)
Cash and cash equivalents at beginning of period	37,240,162	15,465,243	20,141,379
Cash and cash equivalents at end of period	€29,794,856	€37,240,162	€15,465,243
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Non-cash financing activities: accrued IPO offering costs	€-	€170,825	€-
Non-cash financing activities: deferred offering costs accrued at year end	€-	€-	€113,733

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly Genenta Science S.r.l.)

Notes to the Consolidated Financial Statements

1. Nature of business and history

Genenta Science S.p.A. (the “Company” or “Genenta” – formerly Genenta Science S.r.l. “società a responsabilità limitata,” similar to a Limited Liability Company in the United States) converted to an Italian corporation (“società per azioni”, or “S.p.A.”) in June 2021, which is similar to a C corporation in the United States. The Company was founded in Milan, Italy by San Raffaele Hospital (“OSR”), Pierluigi Paracchi, Luigi Naldini and Bernhard Gentner, and was incorporated in July 2014. On May 20, 2021, the quotaholders (owners of the Company) resolved that the Company convert from an S.r.l. to an S.p.A. and determined that the outstanding quota be converted to 15 million common shares at no par value. (See Note 10. Quotaholder’s and shareholder’s equity.) New Bylaws were adopted and a new Board of Directors and Board of Statutory Advisors were appointed. The registered office remained located in Milan, Italy. The Company’s reporting currency is Euros (“EUR”). In May 2021, the Company formed a wholly owned, Delaware incorporated subsidiary, Genenta Science, Inc., intended for future operations in the United States (“US Subsidiary”). The US Subsidiary operates in US Dollars (“USD”).

On December 17, 2021, the Company completed an initial public offering (“IPO”) of its shares. The shares began trading on the Nasdaq Stock Capital Market on December 15, 2021. Through the IPO, 3,120,114 new ordinary shares with no par value were issued. 720,114 ordinary shares were subscribed by the Company’s existing shareholders through a Reserved Offering, while 2,400,000 American Depository Shares (“ADS”) were directly placed on the market. Subsequently, on December 27, 2021, the Company’s underwriter exercised a portion of its “green shoe” allotment for an additional 96,744 ADS. The total number of shares outstanding resulting at December 31, 2021 was 18,216,858. Through the IPO, approximately €29 million was raised net of listing costs (approximately €3.9 million).

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

Liquidity and risks

The Company has incurred losses since its inception, including a net loss of €8.5 million, €5.5 million and €5.6 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively. In addition, as of December 31, 2022, the Company had an accumulated deficit of €35.5 million. The Company has primarily funded these losses through the proceeds from sales of convertible debt and equity quotas, prior to the Company’s conversion into an S.p.A. and its IPO. Although the Company has incurred recurring losses and expects to continue to incur losses for the foreseeable future, the Company expects that its existing cash and cash equivalents on hand as of December 31, 2022 of €29.8 million will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months from the filing date of these consolidated financial statements. However, the future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

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

Quantitative and qualitative disclosure about market risk

The Company is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s current investment policy is conservative due to the need to support operations. To increase financial resources profitability, the Company invests available USD cash in short-term time deposits. Starting from beginning 2023, the Company invested available Euro cash in Italian bunds maturity 12 months. Cash investments are held by reputable banks that have a credit rating of at least A-. A minority of the Company’s cash and cash equivalents is held in deposits that bear a small amount of interest. Given the current rates of interest the Company receives, the Company will be adversely affected if such rates are reduced. The Company’s market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign currency exchange risk

The Company’s results of operations and cash flow may be subject to fluctuations due to changes in foreign currency exchange rates. At December 31, 2022 approximately half of the Company’s liquid assets and expenses are denominated in EUR and approximately half are denominated in USD. Changes in the USD/EUR exchange rate could increase/decrease our operating expenses, especially as more costs are incurred in the United States or, as USD are exchanged for EUR to cover European operating costs. As the Company continues to grow its business, the Company’s results of operations and cash flows might be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact the Company’s results of operations.

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

	At December 31,
	2022	2021
	(in Euros)
Cash in bank	€29,790,838	€37,236,089
Cash in hand & prepaid cards	4,018	4,073
Total	€29,794,856	€37,240,162

Net loss and comprehensive loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. ASC 220 Comprehensive Income requires that an entity records all components of comprehensive (loss) income, net of their related tax effects, in its financial statements in the period in which they are recognized. For the years ended December 31, 2022, 2021 and 2020, the comprehensive loss was equal to net loss.

Net loss per share

Net loss per share (“EPS”) is computed in accordance with US GAAP. Basic EPS is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive. Historical EPS or QPS (quota per share) has not been included in prior year financial statements because the Company determined it is not a meaningful or material disclosure due to the Company’s capital structure at the time. Net loss per share has not been presented at December 31, 2020, since the Company was an S.r.l. at the time, and maintained classes of quota (similar to membership interests in a limited liability company in the United States) rather than shares, which it now has post-conversion to an S.p.A., (similar to a C-corporation in the United States). The quotas represented percentage ownership in the Company and not actual shares. The Company did not believe that representing net loss per quota was a meaningful measurement.

The EPS calculation was applied, after the increase in capital to €50,000 required to be an S.p.A. by Italian law. The Company’s shareholders authorized 59.7 million ordinary common shares. The Company has 18,216,858 common shares issued and outstanding at December 31, 2022 with 2.7 million common shares reserved for the Company’s Equity Incentive Plan 2021–2025. At December 31, 2022 the Company has 237,129 outstanding options and 23,502 common share equivalents, in the form of underwriters’ common share warrants. Diluted EPS was not relevant at December 31, 2022 as the effect of stock option and underwriters’ warrants.

Diluted EPS was not relevant at December 31, 2022 and 2021, as the effect of common share equivalents, in the form of 237,129 stock options and of 23,502 underwriters’ common share warrants, would have been anti-dilutive. (See Note 12. Quotaholders’ and shareholders’ equity and Note 13. Share-based compensation.)

Foreign currency translation

The reporting and functional currency of the Company is Euros. All amounts are presented in Euros unless otherwise stated. All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest Euro unless otherwise stated. Foreign currency transactions, if any, are translated into Euros using the exchange rates prevailing at the date(s) of the transaction(s) or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations. For financial reporting purposes, the assets and liabilities of the US Subsidiary are translated into EUR using exchange rates in effect at the balance sheet date. The net loss of the US Subsidiary is translated into EUR using average exchange rates in effect during the reporting period. The resulting currency translation impact is recorded in Shareholders’ equity as a cumulative translation adjustment. For 2022, the currency translation impact was approximately €59,000. During the period ended December 31, 2022 foreign exchange gains and losses were significant due to the fluctuation of the USD/EUR exchange rate.

The net exchange gain was approximately €2.3 million for the year ended December 31, 2022 and was related mainly to: i) approximately €1.6 million in net exchange rate gains realized on the conversion of $12.0 million of IPO proceeds obtained in December 2021 to Euros; ii) approximately €0.4 million in net exchange rate gain realized on US$ trade payables; iii) approximately €0.3 million in exchange loss unrealized on US$ time deposits; and, iv) approximately €0.7 million in unrealized exchange gain on US$ bank deposits.

During the period ended December 31, 2021, foreign exchange gains and losses were a loss of €6,707, net, which was considered immaterial. The amount was low compared to 2022, mainly due to maintaining our cash and cash equivalents in Euros in 2021 with minimal activity in our US subsidiary.

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

The carrying values of the Company’s research and development tax credits, VAT credits, accounts payable, accrued expenses and other current liabilities were evaluated and determined to approximate their fair values due to the short-term nature of these assets and liabilities.

	December 31, 2022
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€29,794,856	€29,794,856	€-	€-
Total financial assets	€29,794,856	€29,794,856	€-	€-

	December 31, 2021
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€37,240,162	€37,240,162	€-	€-
Total financial assets	€37,240,162	€37,240,162	€-	€-

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

Tax credit on investments in research and development

In line with the legislation in force at December 31, 2022, companies in Italy that invest in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit which can be used in order to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions and payroll withholding taxes. For eligible R&D activities, the tax credit was equal to 20% in FY 2022 and FY 2021 of the eligible costs incurred, with a maximum annual amount of €4.0 million in FY 2022 and FY 2021.

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

In May 2021, the Company’s quotaholders adopted the Company’s “Equity Incentive Plan 2021–2025” (“the Plan”); however, through December 31, 2021, no options or awards were granted and there were no outstanding options or awards. (See Note 13. Share-based compensation.)

In April 2022, the Company’s Board of Directors, as administrator of the Plan, awarded nonqualified stock options (“NSOs”) on 147,783 shares to its (former) Chairman according to the terms of a Sub-Plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan. (See Note 13. Share-based compensation.)

On July 21, 2022, the Company’s Board of Directors, as administrator of the Plan, awarded nonqualified stock options (“NSOs”) on 392,740 shares to certain of the Company’s directors and employees. (See Note 13. Share-based compensation.)

Currently, the Company has authorized options on 1,821,685 ordinary shares (i.e., 10% of the number of shares outstanding, which are currently 18,216,858 ordinary shares outstanding); however, at the quotaholders’ meeting held on May 20, 2021, the quotaholders approved an increase to the Plan of up to a maximum of options on 2,700,000 ordinary shares. Therefore, as the Company raises additional capital, the Board of Directors has authority to issue options on upto 2,700,000 ordinary shares, as the number of issued and outstanding ordinary shares increases, i.e., the Company does not have to obtain further authorization from shareholders to increase the number of ordinary shares available for equity grants until the outstanding ordinary shares exceed 27,000,000. The number of options granted at December 31, 2022 were 540,523 and the number of options available for grant were 1,281,162.

The Company measures its stock option awards granted to employees, officers, directors, and consultants in accordance with FASB ASC 718 Compensation – Stock Compensation under the Plan based on their fair value utilizing the Black-Scholes option pricing model and recognizes compensation expense for those awards over the requisite service period, which is normally the vesting period of the respective award. The fair value of the stock options is determined on the grant date and is affected by our stock price and other assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, risk free interest rates, expected dividends, and the expected option exercise term. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in its Consolidated Statement of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company chose The Black-Scholes-Merton model because it is considered easier to apply and also it is a defined equation and incorporates only one set of inputs. As a result, it is the model most commonly in use.

Representative warrants

The Company agreed to issue warrants to the underwriters of the IPO (“Warrants”) to purchase 23,502 ADSs. The Warrants are exercisable at a per share exercise price of $14.375 per ADS. The Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one-half-year period commencing June 13, 2022.

The Warrants will provide for adjustment in the number and price of the Warrants and the ADSs underlying such Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by the Company. The Warrants were evaluated under applicable guidance and accordingly classified as equity in the consolidated financial statements.

Non-current assets right of use (ROU)

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases which resulted in the creation of Topic 842 (“ASC 842” or the “Standard”) which superseded the existing Leases guidance (“ASC 840”). Among the changes in the accounting standard is, most notably, that under ASC 842 most leases will be recognized on the balance sheet of the lessee.

Public companies were required to adopt ASC 842 for reporting periods beginning after December 15, 2018; however, as an emerging growth company (“EGC”), Genenta was not required to comply with new or revised accounting standards as of the effective dates for public business entities (“PBEs”) and was able to elect to take advantage of the extended transition provisions by using non-PBE (or private-company) adoption dates. Since Genenta is an EGC rather than a PBE, it falls under the “all other entities” category in the guidance, which states that ASC 842 is effective for all other entities for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. That being the case, the Company adopted the ASC 842 to account for the automobile lease agreement entered into in February 2022.

As state by ASC 842-10-25-2, a lessee shall classify a lease as a finance lease when the lease meets any of the provided criteria at lease commencement.

The Company concludes that the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) exceeds substantially all of the fair value of the underlying asset. As consequence, the lease is identified as a finance lease.

At the commencement date, the Company measured the lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The net present value of the right-of-use asset at the commencement date included the following:

a.	the amount of the initial measurement of the lease liability while there were:
b.	no lease payments made to the lessor at or before the commencement date, and no lease incentives received;
c.	no significant initial direct costs incurred by the lessee.
d.	non lease components were accounted for separately from the lease.

After the commencement date for a finance lease, the Company measures both of the following:

a.	the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The interest on the lease liability are determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in paragraphs 842-10-35-1 through 35-5;

b.	the right-of-use asset at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements in paragraphs 842-10-35-1 through 35-5. At December 31, 2022 there were no reassessment requirements.

After the commencement date, the Company recognizes in the consolidated statements of operations and comprehensive loss:

a. the amortization of the right-of-use asset and interest on the lease liability

b. any impairment of the right-of-use asset determined in accordance with paragraph 842-20-35-9 if applicable.

Fixed Assets

Property and equipment are stated at cost, including any accessory and direct costs that are necessary to make the assets fit for use, and adjusted by the corresponding accumulated depreciation. The depreciation rates recorded in the consolidated financial statements have been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, on the basis of their estimated useful economic lives. The Company believes the above criteria to be represented by the following estimated useful lives:

●	Equipment & furniture: 15 years;

●	Electronic office equipment: 10 years;

●	Software and related implementation costs: 3 years; and,

●	Leasehold improvements: based on the shorter of the life of the leasehold improvement or the remaining term of the lease.

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

Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, “Property, Plant and Equipment,” the Company performs an impairment test whenever events or circumstances indicate that the carrying value of long- lived assets with finite lives may be impaired. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted pre-tax cash flows expected to result from the use of such assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write-down the asset to its fair value based on the present value of estimated cash flows. To date, no impairments have been identified for the periods ended December 31, 2022, and 2021.

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

For the year ended December 31, 2022, the Company did not incur offering costs.

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

3. Research and development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share- based compensation and benefits, facilities costs, third-party license fees, and external costs of outside vendors and consultants engaged to conduct clinical development activities and clinical trials, (e.g., contract research organizations, or CROs), as well as costs to develop a manufacturing processes, perform analytical testing and manufacture clinical trial materials, (e.g., contract manufacturing organizations, or CMOs). Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. In addition, funding from research grants, if any, is recognized as an offset to research and development expense based on costs incurred on the research program.

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

5. Income taxes

The Company is subject to taxation in Italy, and with the addition of the Company’s wholly owned subsidiary in the United States, the Company is subject to taxation in the United States. Taxation in Italy includes the standard corporate income tax (“IRES”) and a regional business tax (“IRAP”). Taxation in the United States includes federal corporate income tax (“IRS”), as well as state and local taxes. Taxes are recorded on an accrual basis. They therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. In the future, the Company may be taxed in various other countries where it may have permanent establishments, as applicable. For the period ending December 31, 2022, due to the tax loss position reported, no income taxes were due in Italy, while in the United States, the subsidiary had a taxable profit and income taxes due and settled by the utilization of net operating losses carried forward from the period ended December 31, 2021. In addition the subsidiary in the United States had an immaterial amount of other state taxes.

For the period ending December 31, 2021, no income taxes were due in Italy or in the United States.

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

The Company recognizes tax liabilities from an uncertain tax position if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. For the Italian Company the prior five years of tax returns (2018-2022) are potentially subject to audit, for the Subsidiary in the United States the open years for tax examination are 2021 and 2022.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. A reconciliation of the Company’s effective tax rate is summarized as follows:

	At December 31,
	2022	2021	2020
	(in Euros)
Income taxes at Italy statutory rate	€(2,034,663)	€(1,296,797)	€(1,342,083)
Permanent differences	(160,133)	(1,189,844)	3,750
Other	715	(29,928)	-
Federal Income tax for Genenta Science, Inc.	(31,993)	(26,462)	-
Change in valuation allowance	2,226,074	2,543,031	1,338,333
Total provision expense for income taxes	€-	€-	€-

Significant components of the Company’s net deferred tax assets are summarized as follows:

	At December 31,
	2022	2021	2020
	(in Euros)
Deferred tax assets
Net operating loss carryforwards	€9,197,563	€7,125,174	€4,692,845
Other	52,996	6,000	-
Allowance for corporate equity	422,011	315,322	210,620
Total deferred tax assets	9,672,570	7,446,496	4,903,464
Valuation allowance	€(9,672,570)	(7,446,496)	(4,903,464)
Net deferred tax assets	€-	€-	€-

Tax loss carryforwards expire as follows:

	At December 31,
	2022	2021	2020
	(in Euros)
No expiration date	€5,487,085	€5,487,085	€5,487,085
No expiration date - DL 98/2011	33,054,966	24,241,891	14,066,434
Total	€38,542,051	€29,728,976	€19,553,519

At December 31, 2022, 2021 and 2020, the Company believes there are no significant differences with regards to its deferred tax assets and its relevant components, compared to the computations of the preceding periods.

In 2011, the Italian tax authorities issued a set of rules that modified the previous treatment of tax loss carryforwards. According to the DL 98/2011, at the end of 2011, all existing tax loss carryforwards will never expire but they can off-set only 80% of the taxable income of the year. The rules do not affect the tax loss carryforward that refer to the start-up period, defined as the first three years of operations starting from the inception of the Company. The impact of the updated calculation of tax losses carryforward at December 31, 2022 and 2021 is deemed not significant with respect of the preceding periods.

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

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2022	2021
	(in Euros)
Value Added Tax (VAT)	€912,423	€820,780
Research and development tax credit	650,000	600,000
Advances to suppliers	41,149	58,009
Other current assets	219,400	21,987
Other prepaids	103,540	18,247
Total	€1,926,512	€1,519,023

Value Added Tax (VAT) receivables are linked to purchases. Italian VAT (Imposta sul Valore Aggiunto) applies to the supply of goods and services carried out in Italy by entrepreneurs, professionals, or artists and on imports carried out by anyone. Intra-Community acquisitions are also subject to VAT under certain situations. The Italian standard VAT rate for 2022 and 2021 was 22%. Reduced rates are provided for specifically listed supplies of goods and services. It is carried forward indefinitely and does not expire. The Company reclassified to other non-current assets a portion of the receivable which is expected to be realized beyond 12 months.

Tax credits on research and development represent a special tax relief offered to Italian companies operating in the research and development sector and can be used to offset most taxes payable. The Company has a total research and development tax credit available to be used of approximately €4.4 million at December 31, 2022, and approximately €4.1 million at December 31, 2021, which can be carried forward indefinitely and does not expire. However, given the start-up status of the Company, and the fact that it will not be profitable in the foreseeable future (which limits the utilization of the credit), the Company recognized a receivable balance that represents the Company’s best estimate of the amount of tax credit that can be used in offsetting taxes payable for 2023 and 2024.

During the 12 months period ended December 31, 2022, the Company utilized approximately €600,000 to offset certain social contributions and taxes payable, while during the financial year 2021, the Company utilized approximately €540,000. The benefit recorded for the 12 months ended December 31, 2022 and 2021, to offset research and development expenses was approximately €698,000 and €1,177,000, respectively. The Company reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months (see Note 8).

The amount of €41,149 mainly relates to advance payment to suppliers for legal services of approximately €8,000 and other advance payments for R&D operating services of approximately €32,000.

Other current assets mainly relate to the allowance for corporate equity (“ACE”) of approximately €180,000 and the quota of accruing financial interest income on time deposit of approximately €38,000.

Other prepaids mainly include expenses for various services, already financially incurred but attributable to the following year.

7. Intangible assets

For the period ended December 31, 2022, intangible assets were €87,000 and consist of software implementation costs related to the new enterprise resource planning system (“ERP”). There were no disposals, nor impairments during the period. Depreciation will be accounted for starting from the financial year 2023 after the go-live of the ERP platform. No intangible assets purchases occurred during the 12 months ended December 31, 2021.

8. Non-current assets right of use (ROU)

In February 2022, the Company entered into a four-year (i.e., 48 month) lease of an automobile, with an ending date of January 2026. The “base” annual lease payment is €13,967.40 payable monthly in the amount of €1,163.95. The lease payment will remain fixed for the four (4) years. The automobile lease was identified and accounted for as a finance type lease.

For the initial measurement, the calculation of the net present value of the right of use asset and liability was made by using the discounted rate of 6.25% and was determined to be approximately €49,320.

Lessee initial direct costs were deemed not material. Other non-lease component costs for lease insurances were accounted for separately from the lease.

At December 31, 2022, the net present value of the right of use asset and liability amounted to approximately €39,079. The liability was determined to be €11,861 as a current liability and €27,218 as a long-term liability.

9. Fixed assets, net

Fixed assets consist of the following:

	At December 31,
	2022	2021
	(in Euros)
Software (ERP Implementation)	€87,800	€-
Computer	31,307	24,869
Furniture and fixtures	4,676	5,010
Total fixed assets	123,783	29,879
Less: accumulated depreciation	(12,144)	(6,789)
Fixed assets, net	€111,639	€23,090

Fixed assets consist of software, computers and furniture and fixtures of our office space in Milan, Italy. There were no significant disposals, nor significant impairments during the periods. Depreciation has been calculated by taking into consideration the use, purpose and financial-technical duration of the assets, based on their estimated economic lives. No significant purchases occurred during the 12 months ended December 31, 2022.

Depreciation expense for the years ended December 31, 2022, and 2021 were €6,140 and €4,889, respectively.

10. Other non-current assets

Other non-current assets consist of the long-term portion of the VAT receivable and R&D tax credit, as follows:

	At	At
	December 31,	December 31,
	2022	2021
	(in Euros)
Value Added Tax (VAT)	€912,424	€641,215
Research and development tax credit	650,000	600,000
Other non-current assets	39,079	-
Total other non-current assets	€1,601,503	€1,241,215

Research and development tax credit increased due to the increase in the utilization rate as explained above (See Note 6. Prepaid expenses and other current assets).

In addition, other non-current assets - related party includes a security deposit of €3,350 paid to OSR - San Raffaele Hospital as security guarantee for the office lease contract. (See Note 13. Commitments and contingencies).

11. Retirement benefit obligation

Employees in Italy are entitled to Trattamento di Fine Rapporto (“TFR”), commonly referred to as an employee leaving indemnity, which represents deferred compensation for employees in the private sector. Under Italian law, an entity is obligated to accrue for TFR on an individual employee basis payable to each individual upon termination of employment (including both voluntary and involuntary dismissal). The annual accrual is approximately 7% of total pay, with no ceiling, and is revalued each year by applying a pre-established rate of return of 1.50%, plus 75% of the Consumer Price Index, and is recorded by a book reserve. TFR is an unfunded plan. The costs of the retirement benefit obligation are accounted for under the provisions of ASC 715, Compensation – Retirement Benefits. The amount of the obligation at December 31, 2022 and 2021 was €88,962 and €30,618, respectively

.

The increase was mainly due to the increase in the Company’s organizational structure and the increase in employee compensation.

12. Quotaholders’ and shareholders’ equity

The Company was an S.r.l., which is an Italian limited liability company similar to a limited liability company in the United States, prior to May 2021. The Articles of Incorporation, Shareholders’ Agreement and the By-laws of the Company provided for different quotas, which represented the Company’s corporate capital, rather than shares of stock as ownership.

Corporate capital

As an S.r.l., the Company’s ownership was called “corporate capital” and “quotas” rather than shares, stock or units.

The Company’s capital was divided between five categories of quotas as summarized below at December 31, 2020:

	At
	December 31,	Ownership
Quota	2020	%
A	€10,458	28%
B	6,886	19%
C	8,645	23%
D	4,034	11%
E	7,033	19%
Total	€37,056	100%

The Company had five (5) categories of quotas:

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

On May 20, 2021, at a Quotaholders’ meeting, the Quotaholders resolved to convert the Company from an S.r.l. to an S.p.A., which conversion became effective on June 18, 2021. As consequence of the conversion, the Corporate Capital was converted to ordinary shares with no par value, and it was increased to €50,000 to satisfy the minimum capital requirement to qualify as an S.p.A. in Italy. This increase was an adjustment from additional paid-in capital to ordinary shares, no par value.

As a result of the Company conversion, the corporate capital was reclassified as ordinary shares, no par value, combining the minimum capital amount of €50,000 with the additional paid-in capital for a total of €37,139,431. The outstanding quota of €50,000 before the conversion were all converted into 15 million shares of ordinary shares, no par value, after the conversion at the same conversion rate of approximately 300 quota per share of ownership. All preferences related to the quota classes were terminated and all shareholders held ordinary shares, no par value. All of shares outstanding after the conversion are held in ledger form. The Company adopted new Articles of Association and Bylaws, appointed a new Board of Directors and Board of Statutory Auditors.

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

13. Share-based compensation

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

At December 31, 2019, there were no options available for grant, as all remaining authorized options were granted in 2019; therefore, no options were granted in 2020. However, in April 2021, €172 of quota B shares were repurchased, cancelled, and allocated to the option plan as available for grant. The Board approved new option grants on €169 of quota B and accelerated the vesting of options on €546 quota B and all options were exercised. The total of €715 quota B were issued and exercised in April 2021 with no options remaining outstanding at that time.

In May 2021, in context of our Corporate Conversion from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”), the shareholders approved a capital increase to allow for issuance of up to 2.7 million ordinary shares, or 10% of the total outstanding common shares of the Company after the IPO, in the service of a four-year employees’ share option plan, “Equity Incentive Plan 2021–2025,” (the “Plan”) to be adopted by the board of directors. The Plan is administered by the Board of Directors in consultation with the Compensation, Nomination and Governance Committee. No options have been granted under the Plan during 2021.

In April 2022, the Company’s Board of Directors, as administrator of the Plan, awarded a nonqualified stock option (“NSO”) on 147,783 shares to its (former) Chairman according to the terms of a Sub-Plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan. The NSO was fully vested upon grant and carried a two- year exercise term. The exercise price of the NSO is €6.38 per share, as pre-determined in the Sub-Plan.

In July 2022, the Company’s Board of Directors, as administrator of the Plan, awarded nonqualified stock options (“NSOs”) on 392,740 shares to certain of the Company’s directors, officers and employees. The director NSOs vested monthly over a one-year period with a 10-year term. The officer and employee NSOs vested monthly over a four-year period with a 10-year term; however, the vesting of the officer NSOs were adjusted based on hire date per their employment contracts. All NSOs were priced based on a 30-day volume weighted average formula, adjusted by Black-Scholes, which was determined to be $4.76 per share.

At December 31, 2022, there were 540,523 granted stock options and 1,281,162 stock options remaining available for grant.

The Company calculates the fair value of stock options awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the company determinates that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to share-based compensation expense to non-employees determined at the date of grant. Share-based compensation expense to non-employees affects the Company’s selling, general and administrative expenses and research and development expenses.

The Company calculated the share compensation expense for the options granted by utilizing the Black Scholes method with the following inputs for each of the stock grants in both July and April of 2022:

●	The option’s exercise price.
●	The option’s expected term.
●	The underlying share’s current price.
●	The underlying share’s expected price volatility during the option’s expected (or in certain cases, contractual) term, or in cases where calculated value is used, the historical volatility of an appropriate industry sector index.
●	The underlying share’s expected dividends during the option’s expected (or in certain cases, contractual) term except cases, such as when dividend protection is provided; and
●	The risk-free interest rate during the option’s expected (or in certain cases, contractual) term.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value
Outstanding, vested and expected to vest as of December 31, 2020	546	€1.00	1.00	€584,132
Granted	169	1.00	-	183,831
Vested and exercised	715	1.00	-	777,920
Cancelled or forfeited	-	-	-	-
Outstanding, vested and expected to vest as of
December 31, 2021	-	-	-	-
Exercisable as of December 31, 2021	-	-	-	-
Granted	540,523	4.99	7.30	272,480
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding, vested and expected to vest as of
December 31, 2022	237,129	5.66	4.42	61,988
Exercisable as of December 31, 2022	237,129	€5.66	4.42	€61,988

On July 21, 2022, the Company granted non-qualified stock options to certain directors and employees that were partially vested and priced based on the “2021-2025 -Plan.” Total recognized expense was approximately €482,692.

On April 21, 2022, the Company granted non-qualified stock options to Dr. Squinto, Chairman of the Company at that time, that were fully vested and priced based on a Sub-Plan called “2021-2025 Chairman Sub-Plan” attached to the Plan. Total recognized expense was €240,043.

At December 31, 2021, there were no outstanding stock options.

The Company’s share-based compensation expense for the years ended December 31, 2022 and 2021 is represented by the following table:

	Year Ended December,
	2022	2021	2020
	(in Euros)
Research & development expense	€35,164	€82,669	€-
Research & development expense - related party	-	179,480	326,400
General & administrative expense	486,962	234,955	133,794
General & administrative expense- related party	200,609	-	-
Total	€722,735	€497,104	€460,194
Unrecognized expense	€1,639,082	€-	€313,273

The weighted average fair value of the options granted during 2021 was €1,088 per quota B. There were no options granted in 2020.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded €722,735, €497,104 and €460,194, respectively, as the fair value of the stock options granted. The amount of unrecognized expense at December 31, 2022 was €1,639,082. There was no amount of unrecognized expense at December 31, 2021. The amount of unrecognized expense at December 31, 2020 was €313,273.

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

Weighted average shares

As a result of the Company’s conversion to an S.P.A. in June 2021, the Company converted all of its ownership to common shares. From that point forward, the Company was able to calculate both a weighted average and pro forma weighted average number of shares outstanding. The calculation was performed by taking the number of shares outstanding during a given period and weighting them for the number of days that number of shares were outstanding. Prior to June 2021, the Company was unable to convert quota to shares, in part due to the fact that quota carried different rights and privileges, so the Company was not sure how all quota would be treated in the conversion; however, shareholders agreed at the conversion in June 2021 that all classes of quota would be treated equally and all quota were exchanged for shares on a 1:1 basis and all the preferences were removed. Therefore, the Company was able to calculate a weighted average for the Company’s December 31, 2021 consolidated financial statement presentation. For the years ended December 31, 2022 and 2021, there was a weighted average of 18,216,858 shares and 15,083,825 shares, respectively, of the Company’s ordinary shares, no par value. No corresponding calculation was available at December 31, 2020.

14. Related parties

The Company’s research and development expenses are a combination of third-party expenses, and related party expenses, as detailed below:

	For the Year Ended December 31, 2022
	Third Parties	Related Parties	Total
	(in Euros)
Consultants & other third parties	€804,341	€726,082	€1,530,423
Materials & supplies	2,790,982	-	2,790,982
Compensation (including share-based)	412,085	580,196	992,281
Other	25,276	-	25,276
Total	€4,032,684	€1,306,278	€5,338,962

	For the Year Ended December 31, 2021
	Third Parties	Related Parties	Total
	(in Euros)
Consultants & other third parties	€946,156	€711,464	€1,657,620
Materials & supplies	1,231,019	-	1,231,019
Compensation (including share-based)	284,957	214,892	499,849
Travel & entertainment	-	596	596
Other	1,593	-	1,593
Total	€2,463,725	€926,952	€3,390,677

	For the Year Ended December 31, 2020
	Third Parties	Related Parties	Total
	(in Euros)
Consultants & other third parties	€1,454,576	€2,009,884	€3,464,460
Materials & supplies	709,183	3,124	712,307
Compensation (including share-based)	145,700	326,400	472,100
Travel & entertainment	16,742	17,724	34,466
Other	5,128	-	5,128
Total	€2,331,329	€2,357,132	€4,688,461

Research and development (related party) expenses during the years ended December 31, 2022, 2021, and 2020, mainly relate to the clinical trial activity done as per the agreement with the OSR - San Raffaele Hospital. The Company recorded research and development expenses of approximately €5.3 million in 2022 (€6.0 million less €0.7 million from the compensation effect of the tax credit benefit), and €3.4 million in 2021 (€4.6 million less €1.2 million from the compensation effect of the tax credit benefit).

The Company’s general and administrative expenses are also a combination of third-party and related party expenses, as detailed below:

	For the Year Ended December, 2022
	Third Parties	Related Parties	Total
	(in Euros)
Compensation (including share-based)	€1,293,880	€1,268,974	€2,562,854
Accounting, legal & other professional	781,817	-	781,817
Communication & IT related	171,380	-	171,380
Facility & insurance related	1,241,692	14,815	1,256,507
Consultants & other third parties	593,788	-	593,788
Other	331,824	6,860	338,684
Total	€4,414,381	€1,290,649	€5,705,030

	For the Year Ended December, 2021
	Third Parties	Related Parties	Total
	(in Euros)
Compensation (including share-based)	€353,177	€567,624	€920,801
Accounting, legal & other professional	390,134	-	390,134
Communication & IT related	52,230	-	52,230
Facility & insurance related	71,181	14,399	85,580
Consultants & other third parties third	675,688	-	675,688
Other	164,468	7,695	172,163
Total	€1,706,878	€589,718	€2,296,596

	For the Year Ended December 31, 2020
	Third Parties	Related Parties	Total
	(in Euros)
Compensation (including share-based)	€191,998	€298,628	€490,626
Accounting, legal & other professional	239,861	-	239,861
Communication & IT related	64,430	-	64,430
Facility & insurance related	24,685	14,402	39,087
Consultants & other third parties	59,648	1,495	61,143
Other	6,618	-	6,618
Total	€587,240	€314,525	€901,765

The increase in general and administrative expenses, related parties during the year ended December 31, 2022 was mainly due to the increase in management compensation. General and administrative expenses, other than related party, increased due to the increase in director and officer insurance and to the increase in legal and audit fees as result of the post IPO administrative and compliance activities.

The Company’s accounts payable to related parties are comprised as follows:

	At December 31,
	2022	2021
	(in Euros)
OSR - San Raffaele Hospital	€150,206	€25,047
Richard Slansky	1,584	-
Carlo Russo (former XDG Biomed)	198	-
Total	€151,988	€25,047

The Company’s accrued expenses to related parties are comprised as follows:

	At December 31,
	2022	2021
	(in Euros)
OSR - San Raffaele Hospital	€176,559	€19,201
Pierluigi Paracchi	112,501	25,000
Richard Slansky	81,369	53,502
Carlo Russo (former XDG Biomed)	118,778	34,438
Total	€489,207	€132,141

The Company has identified the following related parties:

●	Pierluigi Paracchi (director and co-founder of the Company);
●	Luigi Naldini (co-founder of the Company and chair of the scientific advisory board);
●	Bernhard Rudolph Gentner (co- founders of the Company and member of the scientific advisory board);
●	Carlo Russo (former XDG Biomed - chief medical officer); and,
●	Richard Slansky (chief financial officer; prior to his employment on November 1, 2021, Mr. Slansky was under a consulting agreement);
●	Spafid S.pA. (shareholder with ownership > 5% until June 30, 2022, now < 1% to date);
●	OSR - San Raffaele Hospital (co-founder of the Company, shareholder, main service provider for clinical activity and licensor of brands of any product that can be obtained through research).

The following is a description of the nature of the transactions between the Company and these related parties:

Pierluigi Paracchi

Pierluigi Paracchi, President and Chairman of the Company prior to the conversion, is the Chief Executive Officer as well as co-founder. His annual compensation, until December 16, 2021, amounted to €250,000 per year plus an annual performance bonus of €50,000, maturing in the period July-June of each year payable after Board of Directors approval. On December 17, 2021, he was employed by the Company as chief executive officer (aka general manager in Italy), with an annual gross salary of €420,000 plus a 20% of annual bonus subject to Board of Directors approval. He is provided with a Company car. The lease contract is charged to the Company in the amount of approximately €21,000 per year (including related insurance policies). Additionally, he has a medical insurance for €1,429 per year. The Company car leasing agreement is €76,500 (48 monthly lease payments), which started in February 2022 and accounted for under ASC 842 - Leases.

In April 2022, Mr. Paracchi received a bonus of €50,000 (gross amount), of which €23,000 related to the activity performed in the second half of 2021 and €37,000 for the activity performed following the IPO in the first few months of 2022. In July 2022, the Board approved an increase in Mr. Paracchi’s bonus from 20% to 40% to begin effective January 1, 2023.

For the year ended December 31, 2022, and 2021, the Company expensed approximately €624,000 and €307,000, respectively, related to compensation for Mr. Paracchi. At December 31, 2022 the Company accrued €112,501 for Mr. Paracchi’s bonus to reward the activity performed in 2022, while at December 31, 2021, the Company accrued €25,000 for Mr. Paracchi’s bonus from July to December.

Luigi Naldini/Bernhard Rudolph Gentner

Drs. Naldini and Gentner are co-founders of Genenta and part of the SAB – Scientific Advisory Board, with Dr. Naldini as Chairman, and Dr. Gentner as a member. Dr. Naldini has an advisory agreement approved by the Board of Directors and performs the pre-clinical studies for the Company. In particular, the pre- clinical experiments are in solid tumor indications. The consulting agreement with Dr. Naldini was signed on December 12, 2019, for an annual fee of €50,000. On June 20, 2022, a new agreement with Dr. Naldini was signed, which included an annual fee of €100,000 starting July 1, 2022. At December 31, 2022, Dr. Naldini billed €75,000 and all the issued invoices were paid before December 31, 2022.

Dr. Gentner, like Dr. Naldini, oversees pre-clinical research related to the platform technology. In addition, he analyzes clinical biological data. The last agreement with Dr. Gentner, was signed on October 26, 2017, which included an annual fee of €30,000, and is still in force. An amendment of the same started on July 1, 2022 and provided new fees in the amount of €45,000 per year. At December 31, 2022, Dr. Gentner billed €37,500. All the issued invoiced were paid before December 31, 2022.

Carlo Russo – former XDG Biomed LLC

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

For the year ended December 31, 2022, the Company expensed approximately €580,000 related to compensation for Mr. Russo. At December 31, 2022 the Company accrued approximately €112,000 for Mr. Russo’s bonus to reward the activity performed in 2022.

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

Richard Slansky

Mr. Slansky is the Chief Financial Officer of the Company. He was engaged in late 2020 by the Company to assist with financial, accounting and audit support under an advisory agreement until the end of October 2021. On November 1, 2021, he joined the Company full time and has been employed as Chief Financial Officer. Under the new employment agreement Mr. Slansky is entitled to receive a gross annual compensation of $300,000 per year + 30% annual bonus subject to Board of Director approval. Starting from January 1st 2023, the new gross annual compensation for Mr. Slansky was increased to $375,000 + 30% annual bonus subject to Board of Director approval.

For the year ended December 31, 2022, the Company expensed approximately €445,000 related to compensation for Mr. Slansky. At December 31, 2022 the Company accrued approximately €77,000 for Mr. Slansky’s bonus to reward the activity performed in 2022.

In July 2022, Mr. Slansky was awarded a stock option grant and part of it was immediately vested, with value accrued into the Company’s consolidated statements of operations and comprehensive loss of approximately €201,000.

In 2021, by the advisory agreement, Mr. Slansky invoiced Genenta for €72,248. The personnel cost of Mr. Slansky from November 1 to December 31, 2021, amounts to €66,812 (social contribution excluded). This amount includes a bonus of $50,000 accrued at year end and paid in 2022, related to 2021 performance. For the year ended December 31, 2021, the Company recorded a total cost for Mr. Slansky amounting to €139,060 (excluding social contribution). In April 2021, Mr. Slansky was awarded a stock option grant and it was immediately vested, with value accrued into the Company’s consolidated statements of operations and comprehensive loss of €54,388.

Spafid S.p.A.

Spafid S.p.A. (“Spafid”) is a shareholder in the Company with an ownership of more than 5% before June 30, 2022. Currently, Spafid holds less than 1% of the Company’s outstanding shares. Spafid is also a service provider for the Company. The engagement started on May 20, 2021, and relates to several services concerning corporate governance activities, such as shareholders book and shareholders meeting management, shares dematerialization and centralization, etc.

For the year ended December 31, 2022, Spafid invoiced the Company €6,860 for services provided, which were paid at year end. For the year ended December 31, 2021, Spafid invoiced the Company €7,695 for services provided, which were paid at year end.

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

At December 31, 2022, no milestones were achieved related to any indication, as provided by License Agreement and subsequent amendments, therefore, no such payments were due to OSR. The Company has paid €1.25 million to OSR, since inception under the license agreement. No events have occurred or have been achieved (and none are considered probable) to trigger any contingent payments under the license agreement at December 31, 2021. For information relating to the contingency payments or future milestones for these indications, please refer to Note 14 - Commitments and Contingencies.

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

License Agreement #Amendment 5

On January 22, 2022, the fifth amendment to the License Agreement was signed with the aim to clarify certain terms. It has been stated that solely with respect to GBM, “IND” means an investigational new drug application (including any amendment or supplement thereto) submitted to the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations. IND shall include any comparable filing(s) outside the United States of America for the investigation of any product in any other country or group of countries (such as a Clinical Trial Application, or CTA, in the European Union).

In addition, with respect to Licensed Products for GBM, the Company has committed to carry out a Phase III Clinical Trial also in the US.

With respect to GBM, the Company shall pay to OSR an additional Milestone Payment equal to €350,000 upon the first patient being dosed in a Phase III Clinical Trial in the US with respect to a Licensed Product for GBM.

More over with regards to termination rights, if the Company has not filed an IND with respect to such Solid Cancer Indication within three (3) years from the date of the exercise of the option (or, in relation to GBM, has not dosed the first patient with a Licensed Product for GBM in a Phase III Clinical Trial started in the US within 72 months from the first patient being dosed in the first in human clinical trial of such applicable Licensed Product for GBM), the termination rights shall be limited to such Licensed Product in the Terminated Solid Cancer Indication. Any further activity on such Licensed Product in the Terminated Solid Cancer Indication shall be immediately discontinued by the Company.

As of December 31, 2022, no milestones were achieved related to any indication, as provided by the License Agreement; therefore, no payments were due to OSR, nor other contingencies exist.

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

For the year ended December 31, 2022 and 2021 respectively, the Company paid and expensed €500,000 related to the SRA.

Amendment #01 to the Agreement of March 2, 2019

On April 27, 2022, OSR and the Company signed Amendment #01 as an amendment to the Agreement for Clinical Trials called: “Phase I/IIa clinical trial to assess the safety and efficacy of increasing doses of autologous CD34+ hematopoietic stem cells genetically modified with a lentiviral vector encoding for the human interferon-alpha2 gene in patients with Glioblastoma Multiforme with unmethylated MGMT gene promoter” (“Clinical Trial”) relating to protocol number TEMGBM_001; EudraCT 2018-001404-11. The Amendment #01 aimed to allocate to the TEM-GBM study the fee for the personnel shares not accrued and originally allocated to the TEM-MM study for:

Investigator €105,000

Data Manager €92,500

Total €197,500

At December 31, 2022, the Company recorded trial expenses for €158,000 in the consolidated statement of operations and comprehensive loss.

“Letter Agreement” dated September 29, 2022

On September 29, 2022, OSR and the Company signed a new letter regarding the License Agreement entered into on December 15, 2014 to agree that each of the Alternative Indication Notice Period (as defined in Section 2 of Amendment No.4 to the Agreement, dated September 28, 2021) and the Competing Product Option Period (as defined in Section 5 of Amendment No.3 to the Agreement, dated December 23, 2020) are extended to December 23, 2022.

“Letter Agreement” dated December 22, 2022

On December 22, 2022, OSR and the Company signed a new letter regarding the License Agreement entered into on December 15, 2014 to agree that each of the Alternative Indication Notice Period (as defined in Section 2 of Amendment No.4 to the Agreement, dated September 28, 2021) and the Competing Product Option Period (as defined in Section 5 of Amendment No.3 to the Agreement, dated December 23, 2020) are extended to March 23, 2023.

Operating leases

The Company entered into a non-cancelable lease agreement for office space in January 2020 (see Note 14).

15. Commitments and contingencies

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

The following table summarizes the Company obligations by contractual maturity at December 31, 2022:

		Less than a	1 to 3	4 to 5	More than
	Total	year	years	years	5 years
	(in Euros)
OSR operating leases and office rent	€29,600	€14,800	€14,800	€-	€-
AGC manufacturing	552,700	477,550	58,150	17,000
Insurance policies	21,589	6,996	14,593	-	-
Total	€603,889	€499,346	€87,543	€17,000	€-

The commitments with OSR relate to the office rent agreement, the commitments with AGC Biologic relate to product manufacturing and stability studies on plasmid batch and the commitments for insurance policies relate to the non-lease component of the car lease agreement with BMW Italia S.p.A.

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

Multiple myeloma (MM)

As discussed in Note 13, the Company’s MM program was discontinued in early 2021 due to the relatively small number of eligible patients, and the highly competitive MM landscape. No milestones were achieved with respect to the MM program, and as such no contingent payments were due under the agreement.

Glioblastoma multiforme (GBM)

As discussed in Note 13, in December 2020, the Company had one indication ongoing, GBM. The Company’s contingent liability for this first solid cancer indication potentially payable to OSR was €53 million, as explained above.

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

The agreements also include a €7.8 million commitment related to the development and manufacturing of licensed products, of which the Company had incurred €1.3 million, €1.2 million and €1.5 million of expense during the years ended December 31, 2022, 2021 and 2020. The cumulative expense to date is approximately €6.7 million.

AGC Biologics (formerly MolMed)

The AGC Biologics agreement is non-cancelable, except in the case of breach of contract, and includes a potential milestone of €0.3 million if a phase 3 study is approved by the relevant authority, as well as potential royalty fees between 0.5% and 1.0% depending on the volume of annual net sales of the first commercial and named patient sale of the product. In the AGC Agreement, the Company entrusts AGC with certain development activities that will allow the Company to carry out activities related to its clinical research and manufacturing. The AGC agreement also includes a technology transfer fee of €0.5 million related to the transfer of the manufacturing know-how and €1.0 million related to the marketability approval by regulatory authorities. The agreement is a “pay-as -you-go” type arrangement with all services expensed in the period the services were performed. In February 2020, the Company entered into Amendment 4 to the Framework Service Agreement with AGC Biologics related to production and testing of the Company’s GBM trials, for a total amount of €360,000. In March 2020, the Company entered into Amendment 5 to the Framework Service Agreement with AGC Biologics related to production and testing of the Company’s GBM trials, for a total amount of €259,000. In March 2020, the Company entered into Amendment 6 to the Framework Service Agreement with ACG Biologics related to production and testing of the Company’s GBM trials, for a total amount of €41,000. In August 2020, the Company entered into Amendment 7 to the Framework Service Agreement with ACG Biologics related to production and testing of the Company’s GBM trials for a total amount of €259,000, which provides the Company with an option to accelerate GBM production as stated in Amendment 5 at a 20% cost increase. In October 2020, the Company entered into Amendment 8 to the Framework Service Agreement with ACG Biologics related to production and testing of the Company’s GBM trials, for a total amount of €17,000. In October 2021 the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV) in 2021 (the “LVV Batch”) in connection with the Study TEM-GBM001, Genenta is in the process of completing, for a total amount of €311,280. In December 2021 the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV) in 2022 (the “LVV Batch”) in connection with the Study TEM-GBM001, Genenta is in the process of completing, for a total amount of €311,280. In March 2022, the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV) in 2022 for use in connection with the Study for €272,800. In October 2022, the Company entered into Side Letter to the Master Service Agreement dated March 6, 2019 to negotiate a technology transfer agreement regarding the transfer and implementation of the manufacturing process in the AGC facility located in Bresso, including timeline, budget and the technology transfer protocol (the “Tech Transfer”) and AGC agreed with the Company to procure raw materials to be use under the Tech Transfer. On December 2022, the Company signed respectively the Amendment#1 to the Master Service Agreement dated March 6, 2019 mainly to update the definition of raw materials and the Process Transfer Agreement to agree on producing the raw materials necessary for the performance of the service under the letter dated October 2022 for a total commitment of €405,000 for raw materials and €24,000 for the stability timepoints.

In the early 2020, the Company and AGC amended the Master Service Agreement for the fourth time to regulate some new production activities for which the total estimated budget amounts to €0.3 million. At December 31, 2022, the Company is committed to pay a total of €32,200 relating to various stability timepoints, which will be realized and come due at different times through 2025.

In September 2021, the Company extended the stability studies on the plasmid batch pIFNa 16024 (p906) up to nine (9) years and for the year ended December 31, 2021, the Company is committed to pay a total of €51,000 relating to various stability timepoints which will be realized in the future.

At December 31, 2022, the total commitment of the Company for stability endpoints to be realized in the future, amounts to approximately €83,000.

On December 2022, the Company signed respectively the Amendment#1 to the Master Service Agreement dated March 6, 2019 mainly to update the definition of raw materials and the Process Transfer Agreement to agree on producing the raw materials necessary for the performance of the service under the letter dated October 2022 for a total commitment of €405,000 for raw materials and €24,000 for the stability timepoints. At December 31, 2022, the total commitment of the Company for the Process Transfer Agreement is €469,500.

Operating leases

On January 1, 2020, the Company began a six-year non-cancelable lease agreement for office space with OSR. Withdrawal is allowed from the fourth year with a notice of 12 months. Since the annual rent amounts to approximately €14,800, at December 31, 2022, outstanding minimum payments amount to €26,800 until January 1, 2023.

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

16. Subsequent events.

In January 2023, the Company entered into a development and manufacturing service agreement (“MSA”) with AGC Biologics S.p.A. to manufacture cell therapy lentivirus based product to scaling up the ongoing clinical programs based on results from Phase 1 of the ongoing Phase ½ clinical trial.

On March 23, 2023, the Company entered into an agreement with Ospedale San Raffaele S.r.l. (“OSR”) called The Amendment and Restated License Agreement (“ARLA”). The ARLA amends and restates the license agreement with OSR that the Company entered into on December 15, 2014 (and modifies and replaces all subsequent Amendments No. 1-5 and Letter Agreements). The ARLA is the Company’s new comprehensive agreement with OSR and allows for, among other things, the Company’s right to extend to all solid cancer indications to the field of use of the license. The ARLA also provides the Company an expansion of the licensed product definition, an increase in the breadth of the Company’s intellectual property rights, and two combination candidate products for further development at an additional fee. The ARLA is an amendment and restatement of the existing OSR license agreement with the Company and is subject to customary clearance of the Golden Power Regulation by the Italian government and is not yet effective. The ARLA will go into effect following the consent from the applicable governmental authority, or after the statutory period lapses without any response, in which case the default is the consent.

