Form 20-F
period 2023-12-31
Genenta Science S.p.A.
filed 2024-03-29
CIK 1838716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The registrant had 18,216,958 ordinary shares outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” “Genenta,” “us,” “our,” “the Company,” or “our company” are to Genenta Science S.p.A., including its subsidiaries;

●	“ordinary shares” are to our ordinary shares, no par value;

●	“ADSs” or “American Depositary Shares” are to our American depositary shares, each representing one ordinary share;

●	“Nasdaq” are to the Nasdaq Capital Market;

●	“Italy” are to the Republic of Italy, “E.U.” are to the European Union, and “U.S.” are to the United States of America;

●	“$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the U.S.; and

●	“€,” or “EURO” are to the legal currency of the E.U..

Solely for the convenience of the reader, this Annual Report contains translations of certain EURO amounts into U.S. dollars at specified rates. Except as otherwise stated in this Annual Report, all translations from EURO to U.S. dollars are based on the noon buying rate of €1.00 per $1.10392 in the City of New York for cable transfers of EUROs, as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that such EURO amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2023, 2022 and 2021 included elsewhere in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Our fiscal semi-annual year end is June 30 and our fiscal year end is December 31.

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

These risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the U.S., the E.U. and Italy, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

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

Summary of Risk Factors

Risks relating to our business include issues arising from the following matters and related adverse developments:

●	We have a limited operating history and have incurred significant losses since our inception. We have never generated revenue and will require significant additional funds, which may not be available on acceptable terms or at all. As a result, you could lose your entire investment.

●	Our lentiviral-based gene therapy product candidates are based on a novel technology that is in preliminary stages of evaluation, which makes it difficult to predict the time and cost of product candidate development or the likelihood of receiving required regulatory approvals. Our rights to the intellectual property underlying our novel technology derive solely from our license agreement with San Raffaele Hospital (“OSR”) and any failure to comply with the terms of such license agreement could have a material adverse effect on our intellectual property position and our ability to seek approval for and ultimately commercialize such product candidates.

●	Even if we do receive regulatory approvals for our product candidates, they may face commercialization issues from significantly larger oncology competitors, unfavorable pricing regulations or lack of acceptance by doctors, hospitals, patients and insurers. Our product candidates and the process for administering them may also cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.

●	We currently have very few employees and rely almost entirely on the efforts of third parties over which we have limited control and in certain cases are reliant on a sole supplier for our materials. Our contract research organizations (“CROs”) may fail to observe the standards to which our studies must be conducted, and our product candidates may not be approved as a result. Likewise, our contract manufacturing organizations (“CMOs”) may not continue producing the needed materials for preclinical and clinical testing, whether as a result of their commitments to other customers or otherwise. Any failure of these third parties to meet our expectations would have a materially adverse effect on our product development efforts.

●	Our clinical trials for Temferon must be successful if we are to seek and obtain regulatory marketing application through the submission of a new Biological License Application (“BLA”) and marketing authorization application (“MAA”) with the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), respectively. Advanced clinical trials are often not successful even if prior trials were successful, and even if we are able to conduct advanced clinical trials and those trials are successful, we may not obtain necessary regulatory approvals for Temferon or we may be unable to successfully commercialize our products even if we receive the necessary regulatory approvals.

●	Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 40% of our ordinary shares and will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	As a public company, we will need to comply with extensive additional U.S. and Italian governmental regulations and Nasdaq rules, which will be expensive, and require significant management attention.

●	As a company organized under the laws of Italy and whose shares are represented by ADSs, the rights of investors in the Company differ in several material respects from the rights of holders of shares of common stock of a U.S. domestic company and may not provide investors the same protections.

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

As of December 31, 2023, our cash and cash equivalents and marketable securities were approximately €18.8 million. If we continue to use cash at our historical rates of use, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaboration, in-licensing arrangements, joint ventures, strategic alliances or partnerships. For example, on May 12, 2023, we filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement, which was declared effective by the SEC on May 24, 2023 and permits us to sell from time to time additional ordinary shares, ordinary shares represented by ADSs or rights exercisable for ordinary shares or ADSs in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sales proceeds of up to $100.0 million. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties, we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier trials may not be predictive of future trial results. If clinical studies of our product candidates are prolonged or delayed, we may be unable to obtain the required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

We have a limited history of conducting large-scale or pivotal clinical studies, and no history commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability. Our operations to date have been limited to financing and staffing our company, developing our technology, and developing Temferon for glioblastoma multiforme. We have not yet demonstrated an ability to successfully complete a large-scale or pivotal clinical study, obtain marketing approval, manufacture a commercial scale product, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical studies for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay or restrict our receipt of any product revenue. There have been significant developments in the highly dynamic field of immuno-oncology such as the earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates, which may lead us to adapt or alter our clinical programs. At this stage, we cannot assure you of the safety or tolerability of Temferon as a monotherapy, or of its ability to demonstrate efficacy in humans. The commencement of planned clinical studies could be substantially delayed or prevented by several factors, including:

●	discussions with the Italian Medicines Agency (Agenzia italiana del farmaco, or “AIFA”), FDA, EMA, or other regulatory agencies regarding the scope or design of our clinical studies;
●	the limited number of, and competition for, suitable sites to conduct our clinical studies, many of which may already be engaged in other clinical study programs, including some that may be for the same indication as our product candidates;
●	approval of drugs for the same indications as our product candidates;
●	any delay or failure to obtain regulatory approval or agreement to commence a clinical study in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required for a clinical study;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical study;
●	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical studies;
●	delays related to any lingering impact from the COVID-19 pandemic;
●	delay or failure to reach agreement on acceptable clinical study agreement terms with prospective sites or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and
●	delay or failure to obtain institutional review board (“IRB”) or ethics committee approval to conduct a clinical study at a prospective site.

The completion of our clinical studies could in the future be substantially delayed or prevented by several factors, including:

●	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical study sites;
●	delays relating to adding new clinical study sites;
●	failure of patients to complete the clinical study or return for post-treatment follow-up;
●	failure of our collaborators to provide us with products necessary for us to conduct our combination studies;
●	safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;
●	the AIFA, FDA, EMA, or other regulatory authorities requiring us to suspend or terminate a clinical study, or requiring us to submit additional data or imposing other requirements before permitting us to continue a clinical study;
●	lack of efficacy during clinical studies;
●	errors in trial design or conduct;
●	termination of our clinical studies by one or more clinical study sites;
●	inability or unwillingness of patients or clinical investigators to follow our clinical study protocols, including clinical investigators’ failure to comply with our clinical study protocols without our notice;
●	inability to monitor patients adequately during or after treatment by us and/or our CROs; and
●	the need to repeat or terminate clinical studies as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements and guidance may also occur and we may need to significantly amend clinical study protocols or submit new clinical study protocols to reflect these changes with the appropriate regulatory authorities. In addition, changes in the competitive environment have occurred and may continue to occur. Amendments may require us to renegotiate terms with CROs or resubmit clinical study protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical study.

Our clinical studies may be suspended or terminated at any time by the AIFA, FDA, EMA, other regulatory authorities, the IRBs or ethics committees overseeing the clinical study at issue, any of our clinical study sites, or us, due to a number of factors, including:

●	failure to conduct the clinical study in accordance with regulatory requirements or our clinical protocols;
●	safety issues or any determination that a clinical study presents unacceptable health risks;
●	lack of adequate funding to continue the clinical study due to unforeseen costs or other business decisions;
●	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates; and
●	availability of a new effective treatment for the respective disease or condition that would be considered to be standard of care by regulatory bodies.

Our research, development and clinical costs will increase if we experience delays in clinical studies or marketing approvals or if we are required to conduct additional clinical studies or other testing of our product candidates. We may be required to obtain additional funding to conduct and complete such clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which may harm our business and results of operations. Any failure or significant delay in completing clinical studies for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished.

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

We have no products approved for commercial sale, have not generated any revenue from commercial sales of our product candidates, and have incurred losses each year since our inception. Our losses for the years ended December 31, 2023, 2022, and 2021, were approximately €11.6 million, €8.5 million, and €5.5 million, respectively. As of December 31, 2023, we had an accumulated deficit of approximately €47.1 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including pre- and non-clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect that it will be several years, if ever, before we have any product approved for commercial sale. We have funded our operations to date primarily through proceeds from our initial public offering of ADSs and ordinary shares in December 2021 (the “IPO”) and, prior to our IPO, the private placement of ordinary shares to our founding shareholders. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if, and as, we:

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

We have concentrated our research and development efforts on our lentivirus ex-vivo gene transfer strategy approach, and our future success is highly dependent upon our successful development of commercially viable gene therapy product candidates. There can be no assurance that we will not experience problems or delays in developing new product candidates and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved. Because lentivirus ex-vivo gene transfer cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:

●	obtaining regulatory approval for our product candidates, as the AIFA, FDA, EMA, and other regulatory authorities have limited experience with lentivirus ex-vivo gene transfer therapies for cancer;

●	developing and deploying consistent and reliable processes for engineering a patient’s hemapoietic stem progenitor cells (“HSPCs”) ex vivo and infusing the engineered HSPCs back into the patient;

●	sourcing clinical and, if approved, commercial supplies of the materials used to manufacture our product candidates;

●	developing programming modules with the desired properties, while avoiding adverse reactions;

●	creating viral vectors capable of delivering multiple programming modules;

●	developing a reliable and consistent ex vivo gene modification and manufacturing process;

●	securing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;

●	minimizing and avoiding infection and contamination during production of product candidates;

●	developing protocols for the safe administration of our product candidates;

●	educating medical personnel regarding our lentivirus ex-vivo gene transfer technologies and the potential side effect profile of each of our product candidates, such as potential adverse effects related to pyrexia and infections;

●	establishing integrated solutions in collaboration with specialty treatment centers in order to reduce the burdens and complex logistics commonly associated with the administration of lentivirus ex-vivo gene transfer cell therapies;

●	if and when we obtain any required regulatory approvals, establishing sales and marketing capabilities or partnerships to successfully launch and commercialize our product candidates and gaining market acceptance of a novel therapy; and

●	the availability of coverage and adequate reimbursement from third-party payors.

We may not be able to successfully develop our lentivirus ex-vivo gene transfer product candidates or our technology in a manner that will yield products that are safe, effective, scalable, or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:

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

Our gene therapy product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.

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

In July 2021, the EMA safety committee (Pharmacovigilance Risk Assessment Committee – PRAC) announced that there is no evidence the LVV used in both Lenti-D and the E.U.-approved gene therapy Zynteglo spurred the AML cases.

BlueBird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year previously, that this SUSAR “is likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “[e]vidence currently available suggests that specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA has placed a clinical hold on BlueBird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy.

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

Potential risks for gene therapy products can be identified, in addition to side effects caused by the product candidate itself, as part of the entire process required for their manufacturing and administration. For Temferon manufacturing, each patient needs to be subjected to a mobilization and harvesting process for HSPC collection. This procedure is associated with risks linked to the administration of mobilization agents. The conditioning regimen required for administering our product candidate and the associated procedures can also cause adverse side effects. A gene therapy patient is generally administered with cytotoxic drugs to remove stem cells from the bone marrow to create sufficient space for the modified stem cells to engraft and produce their progeny. This procedure compromises the patient’s immune system, and adverse events related to preconditioning have been observed in our ongoing clinical trial. If in the future we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, or by their administration process or related procedure, the FDA, EMA or other regulatory authorities could order us to cease further development of, or deny the approval of, Temferon or our other product candidates for any or all target indications. Even if we are able to demonstrate that adverse events are not related to our drug product, such occurrences could affect the ability to enroll patients to complete the clinical trial, or the commercial viability of any product candidates that obtain regulatory approval.

To date, Temferon has only been administered to a small number of human subjects in our ongoing Phase 1/2a study. Due to the lack of a broader experience in human subjects, there is limited information available about the relationship of adverse events to administration of Temferon. Adverse events experienced in our clinical trials and attributed to autologous stem cell transplant, concomitant medications, and disease progression have included febrile neutropenia and other infectious complications, venous thromboembolism, poor performance status, liver enzyme elevation, brain abscess and hemiparesis. While most of these adverse events were managed with treatment and supportive care, three glioblastoma multiforme (“GBM”) patients died within 122 days due to complications following the conditioning regimens and steroid use.

Patient deaths and severe adverse events caused by any investigational product candidates could result in the delay, suspension, clinical hold, or termination of clinical trials by sponsors, ethics committees and regulatory authorities. If we elect or are required to delay, suspend, or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenue from any of these product candidates would be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition, and results of operations significantly.

Additionally, if any of our product candidates receives marketing approval, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy (“REMS”) and EMA or other non-U.S. regulatory authorities could impose other specific obligations as a condition of approval to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Temferon or any of our other product candidates, several potentially significant negative consequences could result, including:

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

We are at a very early stage of development for all our gene therapy product candidates. At this stage, only our lead product candidate Temferon has been authorized by AIFA to be evaluated in a Phase 1/2a clinical trial in Italy. A study testing Temferon in multiple myeloma study was also approved by AIFA, but we closed the study due to lack of enrollment feasibility, rather than clinical events, as no multiple myeloma patients have been treated with Temferon.

In order to commence a clinical trial in the U.S., we will be required to seek FDA acceptance of an investigational new drug application (“IND”) for each of our product candidates, including Temferon. We cannot be sure any IND we submit to the FDA, or any similar clinical trial application we submit in other countries, will be accepted. If we will be required by regulatory authorities to conduct additional preclinical testing prior to filing an IND or similar application to clinically evaluate any of our product candidates, including Temferon, this may result in delay in our product candidate development. The results of any such preclinical testing may not be positive and may not support an application to study Temferon or any of our other product candidates in additional clinical trials. Currently, we do not have plans to conduct a clinical trial outside of Italy.

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

Additionally, the FDA or EMA may disagree with the sufficiency of our proposed reliance upon the preclinical, manufacturing, or clinical data generated by third-party academic-sponsored trials, or our interpretation of preclinical, manufacturing, or clinical data from our ongoing trials with AIFA. If so, the FDA or EMA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

We need to complete our Phase 1/2a clinical trial for Temferon, as well as additional clinical trials to obtain regulatory approvals to market Temferon. Carrying out later-stage clinical trials is a complicated process. We are a small organization with limited experience in preparing, submitting, and prosecuting regulatory filings, and we have not previously submitted a BLA to the FDA or the equivalent application to EMA for any product candidate.

In addition, we have not yet conducted clinical trials of any our product candidates in the U.S. or Europe (outside of Italy), and we cannot be certain how many clinical trials of Temferon or any of our other product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission (or its equivalent for EMA) and approval of Temferon or any of our other product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing Temferon.

We may encounter substantial delays in commencement and completion of clinical trials.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical development is a long, expensive, and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. We cannot guarantee that any clinical studies will be conducted or completed on schedule, if at all. Clinical trials can be delayed or prevented for several reasons, including:

●	delays in reaching a consensus with regulatory agencies on study design;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	difficulties obtaining IRB approval to conduct a clinical trial at a prospective site in the U.S.;

●	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other countries;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	failure by CROs, other third parties or us to adhere to clinical trial protocol and record keeping requirements;

●	trial sites or patients dropping out of a study;

●	the occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites; and

●	if the FDA or EMA or other regulatory authorities elect to enact policy changes.

Clinical trials may also be delayed or terminated because of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, AIFA, the FDA, EMA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by AIFA, the FDA, EMA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues. This could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

In addition, if we make changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions, this will increase the costs and could delay our clinical development plan, or marketing approval for our product candidates. For example, among our preclinical candidates, we are developing a “switchable” system. This system has the potential to be a “switchable” on/off system that may limit the long-term exposure to any selected therapeutic payloads, but it requires further preclinical testing as well as additional manufacturing validation. Moreover, our platform is designed to allow us to use other therapeutic payloads, other than IFN-α. This has the potential to open a multitude of therapeutic indications but further preclinical testing as well as additional manufacturing validation are required. Any modification of our product candidates will likely require updates to our clinical trial applications and INDs with the relevant regulatory authorities, which may result in delay, suspension, or termination of ongoing or future clinical trials pending our submission, and the agencies’ review, of such updates. Clinical study delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

The results of preclinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any clinical trials will lead to results sufficient for the necessary regulatory approvals.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any completed clinical trials, including studies derived from real-world use and studies in published literature, or clinical trials we commence may not be predictive of the results of later-stage clinical trials. Additionally, interim results and analyses from our ongoing clinical trials do not necessarily predict final results. Moreover, preliminary data and analyses from our ongoing clinical trials may change as more patient data becomes available. In general, we conduct interim analyses at pre-specified times, which do not include data after the cut-off date and will not be available until the next planned interim analysis. From time to time, preliminary data and analyses might be presented, typically by academic investigators at scientific conferences or in scientific publications. Interim data and analyses are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and/or more patient data becomes available to us. Interim and preliminary data/analyses also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data available to us or that we previously published. As a result, preliminary and interim data/analyses should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary or interim data/analyses could significantly harm our business prospects.

Indeed, our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials. Later clinical trial results may not replicate earlier clinical trials for a variety of reasons, including differences in trial design, different trial endpoints (or lack of trial endpoints in exploratory studies), subject population, number of subjects, subject selection criteria, trial duration, drug dosage and formulation and lack of statistical power in the earlier studies. Our company has limited experience in designing and conducting clinical trials and we may be unable to design and execute a clinical trial to support regulatory approval. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. Several companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a negative impact on our business. Any of our product candidates, including Temferon, may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies. Any such failure would cause us to abandon the product candidate.

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

If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies, and obtaining regulatory approval of potential product candidates will be delayed.

If we experience delays in the commencement or completion or termination of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product candidate revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product candidate sales and generate revenue. Any of these occurrences may harm our business, financial condition, and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The results of clinical trials conducted at clinical sites outside the U.S. may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the U.S. may not be accepted by international regulatory authorities.

To date our only ongoing recruiting clinical trial has been conducted in Italy but we are eventually planning to globally develop Temferon, including in the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with GCPs, ethical principles such as or IRB or ethics committee approval and informed consent. Generally, the subject population for any clinical trials conducted outside of the U.S. must be representative of the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted in Italy or outside of the location in which each regulatory authority is based as adequate support of a marketing application in each jurisdiction. If the FDA does not accept the data from sites in our Italian conducted clinical trials, or if international regulatory authorities do not accept the data from our future U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country including the U.S., is subject to numerous risks unique to conducting business in foreign countries, including:

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

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. We may also experience delays in developing a sustainable, reproducible, and scalable manufacturing process or delays in transferring that process to commercial partners, which may prevent us from initiating, completing, or expanding our clinical trials or commercializing our products, if any, on a timely or profitable basis, if at all. For example, the anticipated transition of our cell processing to a different commercial partner in the U.S., or to a commercial partner(s) relying on automated closed system, if available, using all disposable supplies would require regulatory approvals, may not be successful or may experience unforeseen delays, which may cause shortages or delays in the supply of our products available for clinical trials and future commercial sales, if any. In addition, there is no assurance that products manufactured using a different commercial partner or an automated closed system, if and when available, will achieve the same results observed to date in Temferon clinical and preclinical and non-clinical studies. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing such as comparability studies, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

Even if we complete the necessary preclinical and clinical studies, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than we seek.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in preclinical and clinical studies, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Additional delays may result if an FDA Advisory Committee or other regulatory authority does not recommend approval or recommends restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies, and the review process. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. If we are unable to obtain necessary regulatory approvals, our business, prospects, financial condition, and results of operations may suffer.

We may seek designations for our product candidates with the FDA, EMA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, EMA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical and biotechnology products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such a designation for Temferon. In addition, while such designations could expedite the development or approval process, they do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

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

We may also seek Fast Track Designation from the FDA for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and receiving a Fast Track Designation does not provide assurance of FDA ultimate approval. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

In addition, we may seek a regenerative medicine advanced therapy (“RMAT”) designation for some of our product candidates. An RMAT is defined as a cell therapy, therapeutic tissue engineering products, human cell and tissue products, or any combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and for which preliminary clinical evidence indicates that the candidate has potential to address unmet medical needs for such disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such a designation.

As part of its marketing authorization process, EMA may grant marketing authorizations for certain categories of medicinal products based on less complete data than is normally required, where the benefit of immediate availability of the medicine outweighs the risk inherent in the fact that additional data are still required or in the interests of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”) to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

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

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed, and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates.

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

Regulatory authorities in some jurisdictions, including the U.S. and E.U., may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the U.S. or a patient population of 200,000 or more individuals in the U.S., but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the E.U., the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the E.U. community. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the E.U. would be sufficient to justify the necessary investment in developing the drug or biologic product. In either case, the applicant for orphan designation must also demonstrate that no satisfactory method of diagnosis, prevention, or treatment for the condition has been authorized (or, if a method exists, the new product would be a significant benefit to those affected compared to the product available).

Temferon has been granted orphan drug designation in the U.S. and E.U. for the treatment of GBM. If we request orphan drug designation from the FDA for Temferon for additional indications, if we request the international equivalent from the applicable regulatory authorities for Temferon or if we request orphan drug designation or the international equivalent for any of our other product candidates, there can be no assurances that the FDA or international regulatory authorities will grant any of our product candidates such designation. This designation of a product candidate as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or EMA from approving another marketing application for the same drug for the same indication for that time period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the U.S. and ten years in the E.U. The exclusivity period in the E.U. can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same indication. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the E.U., marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

●	the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

●	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

●	the holder of the marketing authorization for the original orphan medicinal product cannot supply enough orphan medicinal product.

Even if we obtain and maintain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety, and efficacy of the product. For example, as noted above in the U.S., the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved marketing application also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, EMA, or comparable foreign regulatory authorities, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress, and the public. When the FDA, EMA, or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA, EMA, or comparable foreign regulatory authority approval for desired uses or indications for our current product candidates and any future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for our products, including claims comparing our products to other companies’ products, and must abide by the FDA, EMA, or a comparable foreign regulatory authority’s strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we and any third parties engaged on our behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA, EMA, or comparable foreign regulatory authorities. Regulatory authorities in the U.S. generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of our current product candidates and any future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the E.U., the advertising and promotion of our products are subject to E.U. laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. In addition, other legislation adopted by individual E.U. Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising for medicinal products are consistent with the product’s Summary of Product Characteristics (“SmPC”) as approved by the competent authorities. The SmPC is a document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the E.U. The applicable laws at the E.U. level and in the individual E.U. Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the E.U. could be penalized by administrative measures, fines, and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA, EMA, and other regulatory authorities for compliance with current good manufacturing practices (“GMP”) requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements, a regulatory authority may:

●	issue an untitled letter or warning letter that we are in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the products or require the withdrawal of the product from the market;

●	refuse to permit the import or export of the products; or

●	refuse to allow us to enter supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the EMA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual E.U. Member States both before and after grant of the manufacturing and marketing authorizations. This includes control of compliance with GMP rules, which govern quality control of the manufacturing process and require documentation policies and procedures. We and our third-party manufacturers would be required to ensure that all our processes, quality systems, methods, and equipment are compliant with GMP. Failure by us or by any of our third-party partners, including suppliers, manufacturers, and distributors to comply with E.U. laws and the related national laws of individual E.U. Member States governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products, both before and after grant of marketing authorization, and marketing of such products following grant of authorization may result in administrative, civil, or criminal penalties. These penalties could include delays in or refusal to authorize the conduct of clinical trials or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing, or clinical trials, operating restrictions, injunctions, suspension of licenses, fines, and criminal penalties. operating restrictions, injunctions, suspension of licenses, fines, and criminal penalties.

In addition, E.U. legislation related to pharmacovigilance, or the assessment and monitoring of the safety of medicinal products, provides that EMA and the competent authorities of the E.U. Member States have the authority to require companies to conduct additional post-approval clinical efficacy and safety studies. The legislation also governs the obligations of marketing authorization holders with respect to additional monitoring, adverse event management and reporting. Under the pharmacovigilance legislation and its related regulations and guidelines, we may be required to conduct a burdensome collection of data regarding the risks and benefits of marketed products and may be required to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical trials, which may be time-consuming and expensive and could impact our profitability. Non-compliance with such obligations can lead to the variation, suspension or withdrawal of marketing authorization or imposition of financial penalties or other enforcement measures.

We do not have sales, distribution, and marketing capabilities. If we are unable to develop these capabilities or enter into agreements with third parties to market and sell Temferon and our other product candidates, we will be unable to generate any product revenue.

We currently have no sales, distribution, or marketing organization. To successfully commercialize any of our current or future product candidates, if approved, we will need to develop these capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market any product candidate we may develop will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may enter collaborations or alternative transactions and arrangements regarding any approved product candidates with other entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize our product candidates, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many companies that currently have extensive, experienced, and well-funded sales, distribution, and marketing operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates, if approved. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success.

The commercial success of Temferon will depend upon the acceptance of each product by the medical community, including physicians, patients, and third party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, the EMA or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including competitive products expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second-, or third line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third party coverage; and

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

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

In addition, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we enter collaborations or alternative transactions or arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues, or the profitability from these revenues to us are likely to be lower than if we had sold, marketed, and distributed our products ourselves. If we are unable to enter such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third party relationship, we may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may incur significant additional losses.

Even if we can commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm our business.

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

Obtaining and maintaining adequate reimbursement for our products may be difficult. We cannot be certain if we will obtain an adequate level of reimbursement for our products by third party payors. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan, and other factors. A primary trend in the U.S. healthcare industry, and elsewhere around the world, is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA, EMA, or other regulatory authorities outside the U.S. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be reimbursed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription drug pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. There can be no assurance that our product candidates, if they are approved for sale in the U.S. or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Our failure to obtain regulatory approval in international jurisdictions would prevent our product candidates from being marketed around the world, and any approval we are granted for our product candidates in Italy would not assure approval of product candidates in other jurisdictions, including the U.S.

To market any products outside of Italy, we must establish and comply with numerous and varying regulatory requirements of other countries, including but not limited to the U.S., regarding clinical trial design, safety, and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing, and distribution of drugs are subject to extensive regulation by regulatory authorities. These regulations differ from country to country. Even if we obtain and maintain regulatory approval of our product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if AIFA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions, including the FDA, must also approve the manufacturing, marketing, and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in Italy, including additional non-clinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

Approval of a product candidate in Italy by AIFA does not ensure approval of such product candidate by the FDA, EMA, or other regulatory authorities in other countries or jurisdictions, and approval by EMA or another regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our product candidates outside of the U.S. will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidates in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the U.S., including additional preclinical studies or clinical trials. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. We intend to submit an MAA to EMA for approval of our product candidates in the E.U. but obtaining such approval from the European Commission following the opinion of EMA is a lengthy and expensive process. Even if a product candidate is approved, the FDA or the European Commission may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the U.S. and E.U. also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval. If we, or any third parties with whom we work, fail to comply with regulatory requirements in the U.S. or international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market may be reduced and our ability to realize the full market potential of our products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market our current product candidates, which could significantly harm our business, results of operations and prospects.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the E.U., commonly referred to as “Brexit.” On March 29, 2017, the country formally notified the E.U. of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty and the withdrawal of the United Kingdom from the E.U. took effect on January 31, 2020. There was a transition period, during which E.U. pharmaceutical law remained applicable in the United Kingdom, however this ended on December 31, 2020. Since a significant proportion of the regulatory framework governing the development and commercialization of medicinal products in the United Kingdom is derived from E.U. Directives and Regulations, Brexit, now that the transition period is over, could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the E.U., as United Kingdom legislation now has the potential to diverge from E.U. legislation. Any delay in obtaining, or an inability to obtain, any regulatory approvals, because of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the E.U. and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or E.U. for our product candidates, which could significantly and materially harm our business.

We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

The development and commercialization of new biopharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies with respect to our current and future product candidates that we may develop and commercialize in the future. There are several large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Our competitors may succeed in developing, acquiring, or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates noncompetitive and obsolete.

Many of our competitors, either alone or with their strategic collaborators, have substantially greater financial, technical, and human resources than we do. Accordingly, our competitors may be more successful than we are in obtaining approval for treatments and achieving widespread market acceptance, which may render our treatments obsolete or noncompetitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive or better reimbursed than any products that we may commercialize. Our competitors also may obtain EMA, FDA, or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market.

Our product candidates may face competition sooner than anticipated from biosimilar products.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, our product candidates may face competition from biosimilar products. In the U.S., our product candidates are regulated by the FDA as biologic products, and we intend to seek approval for these product candidates pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

There is a risk that any exclusivity we may be afforded if any of our product candidates are approved as a biologic product under a BLA could be shortened due to congressional action, the results of recent litigation, or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic or biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is like traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In addition, critics of the 12-year exclusivity period in the biosimilar pathway law will likely continue to seek to shorten the data exclusivity period and/or to encourage the FDA to interpret narrowly the law’s provisions regarding which new products receive data exclusivity. In December 2019, the U.S. agreed to remove from the United States-Mexico-Canada Agreement a requirement for at least 10 years of data exclusivity for biologic products. Also, the FDA is considering whether subsequent changes to a licensed biologic would be protected by the remainder of the reference product’s original 12-year exclusivity period (a concept known in the generic drug context as “umbrella exclusivity”). If the FDA were to decide that umbrella exclusivity does not apply to biological reference products or were to make other changes to the exclusivity period, this could expose us to biosimilar competition at an earlier time. There also have been, and may continue to be, legislative and regulatory efforts to promote competition through policies enabling easier generic and biosimilar approval and commercialization, including efforts to lower standards for demonstrating biosimilarity or interchangeability, limit patents that may be litigated and/or patent settlements and implement preferential reimbursement policies for biosimilars.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In the European Economic Area (“EEA”), innovative medicinal products generally receive eight years of data exclusivity and an additional two years of marketing exclusivity. Data exclusivity prevents biosimilar applicants from referencing the innovator’s preclinical and clinical trial data when applying for a biosimilar marketing authorization, during a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no biosimilar product can be marketed until the expiration of the market exclusivity period. This 10-year marketing exclusivity period may be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. However, even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an application with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.

If competitors can obtain marketing approval for biosimilars referencing our product candidates, if approved, such products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

If product liability lawsuits are brought against us, we may incur substantial liabilities, even if we have appropriate insurance policies, and we may be required to limit commercialization of our product candidates.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of biopharmaceutical and biotechnology products. Currently, we have no products that have been approved for marketing or commercialization; however, the use of our product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, biotechnology and pharmaceutical companies, our collaborators or others using, administering, or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, even if we have product liability or other applicable insurance policies in effect. We may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition. As a result of such lawsuits and their potential results, we may be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

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

Our product candidate, Temferon, is being studied for GBM patients with unmethylated methylguanine methyltransferase (“MGMT”) status, as determined by a laboratory test. If approved for use only in uMGMT-GBM patients, use of such a laboratory test would be required for each patient before treatment with Temferon. There are several currently marketed, CE-marked tests for uMGMT status in the E.U., one or more of which may be used in our clinical trials and which we would expect to be used in clinical practice upon approval of Temferon. If a regulatory authority were, however, to deem that no currently-available tests are appropriate for use with Temferon, or if appropriate tests were to become commercially unavailable, we might be required to develop and obtain regulatory approval for our own version of such a companion diagnostic test, or work with another entity to develop such a test, in which case we could experience significant delays in obtaining regulatory approval or interruptions in our ability to market Temferon.

Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, or disruptions in the operations of our suppliers. We have limited experience manufacturing our product candidates. We have contracted with a third party CMO for the manufacture of our viral vectors and certain of our drug products for clinical trials. We expect this CMO will be capable of providing enough of our viral vectors and gene therapy products to meet the anticipated scales for our clinical trials, in due course, and commercial demands, if approved. However, to meet our projected needs for further commercial manufacturing and large-scale clinical trials, third parties with whom we currently work might need to increase their scale and frequency of production, and we will likely need to secure alternate suppliers or develop our own capabilities. We believe that there are alternate sources of supply that can satisfy our requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

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

Before we can begin to commercially manufacture our viral vector or product candidates in our own facility, or the facility of a CMO, we must obtain regulatory approval from AIFA and eventually the FDA, EMA, or other regulatory authorities for our manufacturing processes and for the facility in which manufacturing is performed. A manufacturing authorization must also be obtained from the appropriate regulatory authorities. In addition, we must pass a pre-approval inspection of our or our CMOs manufacturing facility by AIFA, the FDA, EMA, or other relevant regulatory authorities before any of our gene therapy product candidates can obtain marketing approval. To obtain approval, we will need to ensure that all of our processes, quality systems, methods, equipment policies and procedures are compliant with GMP, and perform extensive audits of vendors, contract laboratories, CMOs and suppliers. If any of our vendors, contract laboratories, CMOs or suppliers is found to be out of compliance with GMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The GMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with GMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we will be subject to possible regulatory action and may not be permitted to sell any products that we may develop.

Failure to comply with ongoing regulatory requirements could cause us to suspend production or put in place costly or time-consuming remedial measures.

The regulatory authorities may, at any time following approval of a product for sale, audit the manufacturing facilities for such a product. If any such inspection or audit identifies a failure to comply with applicable regulations, or if a violation of product specifications or applicable regulations occurs independent of such an inspection or audit, the relevant regulatory authority may require remedial measures that may be costly or time-consuming to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a manufacturing facility. Any such remedial measures imposed upon our CMO or us could harm our business, financial condition, results of operations and prospects.

If our CMOs or we fail to comply with applicable GMP regulations, AIFA, the FDA, EMA or other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if supply from any CMO or us is delayed or interrupted, there could be a significant disruption in the clinical or commercial supply of our product candidates. We have agreements in place with our CMO pursuant to which we are collaborating on GMP manufacturing processes and analytical methods for the manufacture and release of our viral vectors and certain drug products. Therefore, if we are unable to enter into an agreement with our CMO to manufacture clinical or commercial material for our product programs, or if our agreement with our CMOs were terminated, we would have to find suitable alternative manufacturers. This could delay our or our collaborators’ ability to conduct clinical trials or commercialize our current and future product candidates. The regulatory authorities also may require additional clinical trials and other nonclinical and or analytical evaluations if a new manufacturer is relied upon for clinical or commercial production. Switching manufacturers may involve substantial costs, require significant comparability studies, and could result in a delay in our desired clinical and commercial timelines.

Any contamination in our manufacturing process, shortages of materials or failure of any of our key suppliers to deliver necessary components could result in interruption in the supply of our product candidates and delays in our clinical development or commercialization schedules.

Given the nature of biological manufacturing, there is a risk of contamination in our manufacturing processes. Any contamination could materially adversely affect our ability to produce product candidates on schedule and could, therefore, harm the results of operations and cause reputational damage.

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

Once collected from the patient, the cellular source material must be transported to the manufacturing facility using a shipping container that maintains the material at a required temperature and be delivered typically within three days of collection. While we intend to use reputable couriers and agents for the transport of such materials, if the shipping container is opened or damaged such that the required temperature is not maintained, the cellular source material may be adversely impacted, and it may not be feasible to manufacture a drug product for the patient. Similarly, if a shipment is delayed due to adverse weather, misrouting, other events or held up at a customs point, the cellular source material may not be delivered within a time window that will allow for its use for the successful manufacture of a drug product. Similarly, the patient’s autologous drug product must be returned to the clinical site for administration into the patient using a specialized shipping container that maintains the material at a very low temperature for a period of typically up to ten days. While we intend to use reputable couriers and agents for the transport of our drug products, if the shipping container is opened or damaged such that the very low temperature is not maintained, the drug product may be adversely impacted, and it may be unsuitable for administration to the patient or harmful. Similarly, if a shipment is delayed due to adverse weather, misrouting, held up at customs or other events, and is not delivered to the clinical site within the time period that the very low temperature is maintained, the drug product may be unsuitable for administration to the patient or harmful.

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

As part of our growth strategy, we intend to identify, develop, and market additional product candidates beyond our existing product candidate, namely Temferon. We may spend several years completing our development of any current or future product candidates, and failure can occur at any stage. The product candidates to which we allocate our resources may not end up being successful. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than Temferon or our other product candidates. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licensing arrangements, joint ventures, strategic alliances, partnerships, or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.

In addition, certain of our current or future product candidates may not demonstrate in patients any or all the pharmacological benefits we believe they may possess or compare favorably to existing, approved therapies. We have not yet succeeded and may never succeed in demonstrating efficacy and safety of our product candidates or any future product candidates in preclinical studies, clinical trials or in obtaining marketing approval thereafter and, therefore, may not result in the discovery and development of commercially viable products.

If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business, or continue our operations.

Risks Related to Our Reliance on Third Parties

We utilize, and expect to continue to utilize, third parties to conduct some or all aspects of our vector production and product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on our CMO to produce our viral vectors and certain of our drug products for our ongoing clinical trials and preclinical studies. For future clinical trials, we intend to utilize materials manufactured by GMP-compliant CMOs. If our partners do not successfully carry out their contractual duties, meet expected deadlines or manufacture our viral vector and product candidates in accordance with regulatory requirements or if there are disagreements between us and our CMO, we will not be able to complete, or may be delayed in completing, the clinical trials required to support approval of our product candidates or AIFA, the FDA, EMA, or other regulatory agencies may refuse to accept our clinical or preclinical data. In such instances, we may need to enter an appropriate replacement third party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of our product candidates and would thereby have a negative impact on our business, financial condition, results of operations and prospects.

We have partnered with a commercial GMP-compliant CMO and intend to utilize viral vectors and gene therapy products manufactured by such CMO for our future clinical trials and products for which we obtain marketing approval. There is no assurance that our CMO, or any other future third party manufacturer that we engage, will be successful in producing any or all of our viral vector or product candidates, that any such product will, if required, pass the required comparability testing, or that any materials produced by any other third-party manufacturer that we engage will have the same effect in patients that we have observed to date. We believe that our manufacturing network will have sufficient capacity to meet demand for our clinical and existing and expected initial commercial needs, but there is a risk that if supplies are interrupted or result in poor yield or quality, it would materially harm our business. Additionally, if the gene therapy industry were to grow, we may encounter increasing competition for the raw materials and consumables necessary to produce our product candidates. Furthermore, demand for CMO GMP manufacturing capabilities may grow at a faster rate than existing manufacturing capacity, which could disrupt our ability to find and retain third party manufacturers capable of producing sufficient quantities of our viral vectors or product candidates for future clinical trials or to meet expected initial commercial demand.

Under certain circumstances, our current CMO is entitled to terminate its engagements with us. If we need to enter alternative arrangements, it could delay our development activities. Our reliance on our CMO for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. In addition to our current CMO, we may rely on additional third parties to manufacture ingredients of our viral vectors and/or drug product in the future and to perform quality testing, and reliance on these third parties entails risks including:

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

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for AIFA, the FDA, EMA, or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We do not expect to independently conduct all aspects of our lentiviral vector protocol development, research, and preclinical and clinical testing. We currently rely, and plan to continue to rely, upon third party CROs to monitor and manage data for our ongoing preclinical and clinical programs. Pursuant to the amended and restated license agreement with OSR, we agreed to use OSR as the primary site in any preclinical study or clinical trial (including all phases thereof) relating to any licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. We rely on these parties, including OSR, for execution of our preclinical and clinical studies, but we can only control limited aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current GMP, GCP, and Good Laboratory Practices (“GLP”), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and AIFA, the FDA, EMA, or other comparable regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under GMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not meet regulatory requirements and have limited capacity.

Contract manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to GMPs. These GMP regulations cover all aspects of manufacturing relating to our product candidates and components used in clinical studies. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaborators, or our contract manufacturers must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to GLP and GMP regulations enforced by AIFA, the FDA, EMA, and other regulatory authorities through their facilities inspection program. The facilities and quality systems of some or all our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if our contract manufacturers fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary to produce our viral vectors and drug product. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries, and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are required to switch to a replacement supplier, the manufacture and delivery of our viral vectors and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we can find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, AIFA, the FDA, EMA, or other regulatory authorities could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if we rely upon a new supplier. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the regulatory process for approval of our product candidates, the regulatory authorities must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes, and facilities of our suppliers. Some of our current suppliers have not undergone this process nor have they had any components included in any product approved by regulatory authorities.

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

Any collaborations, licensing arrangements, joint ventures, strategic alliances, or partnerships that we may enter in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaborations, licensing arrangements, joint ventures, strategic alliances or partnerships with biotechnology or pharmaceutical companies or other third parties for the development or commercialization of our current and potential future product candidates. We may enter these transactions or arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering selective transactions or arrangements with other biotechnology or pharmaceutical companies or other third parties for each product candidate, both in the U.S. and internationally. To the extent that we decide to enter these transactions or arrangements, we will face significant competition in seeking appropriate collaborators. Moreover, collaborations or alternative transactions or arrangements are complex, and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative transactions or arrangements should we choose to enter into such transactions or arrangements. The terms of any collaborations or other transactions or arrangements that we may establish may not be favorable to us.

Additionally, we may not be able to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, the ownership or control of intellectual property developed during the collaboration or the scope of our or our collaborators’ other rights or obligations related to development or commercialization activities. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be averse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disagreements between us and our collaborators can lead to delays in the development process or commercializing the applicable product candidate or product, may result in litigation or arbitration, which would increase our expenses and divert the attention of our management, and may result in termination or dissolution of the transaction or arrangement and, in such event, we may not continue to have rights to the product candidate or products relating to such transaction or arrangement or may need to purchase such rights at a premium. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

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

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees, and consultants to publish data potentially relating to our trade secrets. Our principal investigators, physicians and academic collaborators typically have rights to publish data, if we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Intellectual Property

We depend on a license agreement with OSR to permit us to use patents and patent applications, as well as to exploit specific OSR know-how. Termination of these rights or the failure to comply with obligations under this agreement could materially harm our business and prevent us from developing or commercializing our product candidates (Temferon in particular).

We are party to an amended and restated license agreement (the “ARLA”) with OSR under which we were granted rights to patents and patent applications, as well as proprietary technologies, that are important and necessary to our business, including our Temferon based product candidates. Our rights to use these patents and patent applications and employ the inventions claimed in these licensed patents, as well as the exploitation of OSR proprietary technology, are subject to the continuation of, and our compliance with, the terms of the ARLA.

The ARLA imposes upon us various diligence, payment and other obligations, including the following:

●	our obligation to pay OSR various milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, MAA approval by a major market country, MAA approval in the U.S., the first commercial sale of a licensed product in the U.S. and certain E.U. countries, and achievement of certain net sales levels;
●	our obligation to pay OSR royalties based on net sales of each licensed product;
●	our obligation to pay OSR a royalty of our net sublicensing income for each licensed product; and
●	our obligation to pay costs associated with the preparation, prosecution and maintenance of the licensed patent rights.

We do not currently own any patents, and we are heavily reliant upon the ARLA to licensed patents that are important or necessary to the development of our technology and product candidates, including the patents relating to Temferon. Our license is exclusive only to specific fields of use, namely: the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-HSPC gene transfer with respect to (a) any Solid Cancer Indication (as defined in the ARLA) (including GBM and solid liver cancer) and/or (b) any Lympho-Hematopoietic Indication (as defined in the ARLA) for which we exercise an option to be included as part of the field of use, as provided in the ARLA; and (2) certain specified gene therapy products developed during the license term for use in the aforementioned field(s). Although we have exclusive option rights to license additional fields of use, or indications, upon the payment of additional fees to OSR, there is no guarantee that we will be in a position to do so within the time period specified to exercise such right.

We do not control the preparation, prosecution and maintenance of the licensed patent rights under the ARLA, or the enforcement of the licensed patent rights and know-how rights against infringement by third parties. Thus, the licensed patent rights were not drafted by us or our attorneys, and we do not control or have any input into the prosecution of these patent rights. We cannot be certain that drafting or prosecution of the licensed patent rights has been conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. OSR maintains control of the preparation, prosecution and maintenance of the licensed patent rights, and controls enforcement of the licensed patent rights and know-how rights.

Pursuant to the ARLA, OSR may terminate the agreement in the event we breach certain of our obligations or fail to make certain payments and upon our liquidation. In addition, OSR may terminate our rights as to certain fields of use for our failure to achieve certain development milestones for specified licensed products within certain time periods. In addition, OSR may terminate the agreement in the event that commercialization of a licensed product is not started within 24 months from the grant of both (i) the MAA approval and (ii) the pricing approval of such licensed product, provided that such termination will relate solely to such licensed product and to such country or region to which both such MAA approval and pricing approval were granted. If the ARLA is terminated, we may not be able to develop, manufacture, market or sell the product candidates covered by the agreement and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under the ARLA.

Disputes may arise regarding intellectual property subject to, and any of our rights and obligations under, the ARLA or any other license or other strategic agreement, including:

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

Our business also would suffer if any current or future licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us, and as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s rights.

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

We have been granted licenses in certain fields of use to patent applications. There can be no assurance that any of the patent applications for which we have licenses will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have been granted licenses in certain fields of use to patent applications in many countries worldwide. These applications cover a range of areas including applications relating, in general terms, to the use of gene vectors comprising a miRNA target sequence, and the use of gene vectors comprising an interferon-alpha transgene operably linked to a miRNA-130a or miRNA-126 target sequence. Unless and until the pending patent applications are issued, their protective scope is impossible to determine. It is also impossible to predict whether or how many of the patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what is currently sought.

Our proprietary position for our product candidates currently depends in part upon licenses to patents protecting methods of use, which may not prevent a competitor or other third party from using the same product candidate for another use.

Composition of matter patent claims on the active pharmaceutical ingredient (“API”) in pharmaceutical drug products are generally considered to be the favored form of intellectual property protection for pharmaceutical products, as such patents generally provide protection without regard to any method of use, manufacture or formulation of the API used. Method of use patent claims protect the use of a product for the specified method and dosing. These types of patent claims do not prevent a competitor or other third party from making and marketing an identical API for an indication that is outside the scope of the method claims or from developing a different dosing regimen. Moreover, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

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

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office (“USPTO”) and foreign Intellectual Property Offices in several stages over the term of the patent. Maintenance fees are also due for pending patent applications in some countries. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The life of patent protection is limited, and third parties could develop and commercialize products and technologies similar or identical to ours and compete directly with us after the patent licensed to us expires, which could materially and adversely affect our ability to commercialize our products and technologies.

The life of a patent and the protection it affords is limited. For example, in the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. In Europe, the expiration of an invention patent is 20 years from its filing date. Even if we successfully obtain patent protection for an approved drug candidate, it may face competition from generic or biosimilar medications. Manufacturers of generic or biosimilar drugs may challenge the scope, validity or enforceability of the patents underlying our technology in court or before a patent office, and the patent holder may not be successful in enforcing or defending those intellectual property rights and, as a result, we may not be able to develop or market the relevant product candidate exclusively, which would materially adversely affect any potential sales of that product.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, the patents and patent applications licensed to us may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that the U.S. patents involved are eligible for certain (and time-limited) patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to such patents, or may grant more limited extensions than requested. For example, depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of the U.S. patents licensed to us may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five (5) years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or the scope of patent protection afforded could be less than requested. If we are unable to obtain patent term extension or term of any such extension is less than requested, our competitors may obtain approval of competing products following our patent expiration, and our business could be harmed. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The patents and pending patent applications licensed to us for our product candidates are expected to expire on various dates as described in “Business— Intellectual Property.” Upon the expiration, we will not be able to assert such licensed patent rights against potential competitors, which would materially adversely affect our business, financial condition, results of operations and prospects.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms or at all.

There may be intellectual property rights existing now, or in the future, relevant to Temferon, or any other product candidates that we seek to commercialize or develop, if any, that may affect our ability to commercialize such product candidates. Although the Company is not aware of any such intellectual property rights, a third party may hold intellectual property rights, including patent rights, that are important or necessary to the development or manufacture of our product candidates. Even if all our main product candidates are covered by patents, it may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms, or at all, and we could be forced to accept unfavorable contractual terms. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, our business could be harmed.

The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign, or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

In addition to the possibility of litigation relating to infringement claims asserted against it, we may become a party to other patent litigation and other proceedings, including inter partes review proceedings, post-grant review proceedings, derivation proceedings declared by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future technologies or product candidates or products. Pursuant to the ARLA, OSR has the right to enforce the patents at its own expense. However, if OSR fails to do so, we have the right to enforce the licensed patents in the field of use, at our expense. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace.

Competitors may infringe or otherwise violate our intellectual property. As a result, we may be required to file claims to stop third-party infringement or unauthorized use. Any such claims could provoke these parties to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights, and/or that any of our intellectual property (“IP”), including licensed IP, is invalid and/or unenforceable. This can be prohibitively expensive, particularly for a company of our size, and time-consuming, and even if we are successful, any award of monetary damages or other remedy we may receive may not be commercially valuable. In addition, in an infringement proceeding, a court may decide that our asserted intellectual property is not valid, or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our intellectual property does not cover its technology. An adverse determination in any litigation or defense proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

If the breadth or strength of our patent or other intellectual property rights is compromised or threatened, it could allow third parties to exploit and commercialize our technology or products or result in our inability to exploit and/or commercialize our technology and products without infringing third-party intellectual property rights. Further, third parties may be dissuaded from collaborating with us.

Interference or derivation proceedings brought by the USPTO, or its foreign counterparts may be necessary to determine the priority of inventions with respect to our patent applications, and we may also become involved in other proceedings, such as re -examination proceedings, before the USPTO or its foreign counterparts. Due to the substantial competition in the pharmaceutical space, the number of such proceedings may increase. This could delay the prosecution of our pending patent applications or impact the validity and enforceability of any future patents that we may obtain. In addition, any such litigation, submission or proceeding may be resolved adversely to us and, even if successful, may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation, even if some jurisdictions have specific rules to maintain confidentiality during the proceedings. Moreover, intellectual property law relating to the fields in which we operate is still evolving and, consequently, patent, and other intellectual property rights in our industry, are subject to change and are often uncertain. We may not prevail in any of these suits or other efforts to protect our technology, and the damages or other remedies awarded, if any, may not be commercially valuable. During this type of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock and negatively impact our ability to raise additional funds. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities.

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

We expect to rely on trademarks, including Temferon, as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. Other than Temferon, which we have registered in the E.U. and the U.S., we have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for any other of our product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. If our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe upon our trademarks and we may not have adequate resources to enforce our trademarks.

In addition, any proprietary name we propose to use with our clinical-stage product candidates or any other product candidate in the U.S. must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. The EMA may also object to our proposed proprietary product name that infringes the existing rights of third parties.

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

Filing, prosecuting, and defending patent applications and issued patents on product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights that we have been granted licenses to in some countries outside the U.S. and Italy can be less extensive than those in the U.S. and Italy. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the U.S. and Italy. Consequently, we may not be able to seek to prevent third parties from practicing inventions that are the subject of patents that we have been granted licenses to in all countries outside the U.S. and Italy, or from selling or importing products made using inventions that are the subject of patents that we have been granted licenses to in and into the U.S. or other jurisdictions. Competitors, for example, may use technologies that are the subject of patents that we have been granted licenses to in jurisdictions where we have not licensed patents to develop their own products and further, may export otherwise infringing products to territories where we have been granted licenses to patents, but enforcement is not as strong as that in the U.S. and Italy.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. While no such judicial litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology or use of our technology does not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000, and certain applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date in cases where priority is claimed. Therefore, patent applications covering our technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

In March 2013, the U.S. transitioned to a ‘first to file’ system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art prior to the issuance of a patent by the USPTO and may become involved in post-grant review or derivation proceedings for applications filed on or after March 16, 2013, interference proceedings for applications filed before March 16, 2013, ex parte reexamination, or inter partes review challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, which could adversely affect our competitive position with respect to third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our technology, including inter partes review, interference, or derivation proceedings before the USPTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

We are aware of issued patents in the U.S. that cover the lentiviral vectors used in the manufacture of our product candidates.

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

We may be subject to claims asserting that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets, inventions, or intellectual property rights of their current or former employers or claims asserting ownership of what we regard as intellectual property that we have been granted licenses to.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Our licensors may face similar risks, which could have an adverse impact on intellectual property that is licensed to us.

In this respect, our key people Mr. Luigi Naldini and Mr. Bernhard Gentner are also employees of OSR –- San Raffaele Hospital, and have been appointed, according to a consultancy agreement, as directors of our scientific committee for the purpose of designing and developing the preclinic research and clinic experimentation program around cancers (Prof. Naldini) and mieloma (Dr. Gentner) gene therapy. The relevant consultancy agreements do not set forth any specific representation and warranty in our favor that their activities do not infringe any third party’s intellectual property rights (in particular, of OSR). In this respect, Dr. Naldini and Dr. Gentner have executed a statement whereby they have declared that their consultancy activities in our favor have been carried out by the same without infringing upon the intellectual property rights of OSR. OSR is not part of this statement and, therefore, OSR could in any case address claims against us with respect to an infringement of its intellectual property right by Dr. Naldini and Dr. Gentner in relation to their activity in our favor.

There may be claims challenging the inventorship of patents and other intellectual property that we have been granted licenses to.

There may be claims that former employees, collaborators, or other third parties have an interest in patents or other intellectual property that we have been granted licenses to as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, there may be a loss of valuable intellectual property rights to us or our licensors, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, we may receive less revenue from future products if any of our employees successfully claim compensation for their work in developing intellectual property, which in turn could have an impact on our future profitability.

Under applicable employment laws, we may not be able to prevent our employees or key consultants, after the termination of their relationship with us or –- with reference to key consultants –- during the same, to perform competitive activity in favor of other companies nor to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of such employees or consultants. In addition, employees and consultants may be entitled to seek compensation for their inventions irrespective of their agreements with us.

To date, we have not entered into non-competition agreements with our current employees to prevent them, after the termination of their employment, to perform competitive activity in favor of other employers. Therefore, we cannot exclude the fact that such employers may benefit from the expertise of our current employees developed while working for us, after the termination of their employment. We sometimes enter into non-competition agreements with certain key consultants. These agreements prohibit key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our consultants work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former consultants developed while working for us. Under Italian law, a non-competition agreement could be invalidated if, for example, the geographic scope of the non-competition agreement is too broad, or, alternatively, such an agreement could be deemed by an Italian court to be an occupation ban. Such actions would make enforcing our non-competition agreements more challenging and could make it easier for our competitors to employ or benefit from the expertise of our key consultants. In addition, we cannot exclude that our current independent consultants may perform activities –during their relationship with us- which could result in competition / conflict with our activity (e.g., in case they perform their activity for the benefit of other employers or companies). Lastly, with reference to the key consultants with whom no non-competition agreement has been entered into, we cannot exclude that, after the termination of their relationship with us or during the same, other employers or companies may benefit from the expertise of such consultants developed while working for us.

In addition, under Italian law, in case of inventions developed by our employees, which were developed while performing their employment activities, but outside the performance of their contractual duties, the rights to the inventions belong to us but we are required to compensate the employees for the rights to their respective inventions. Regarding independent consultants, Italian law provides that, save for the case in which the inventive activity of the same has been set forth as the subject of the consulting agreement and compensated for this purpose, the rights to economically exploit the original contributions and inventions realized in the execution of the consulting agreement will belong to consultant.

To date, neither the employment agreements nor the consultancy agreements provide any specific compensation related to the inventive activity. Therefore, employees and independent consultants may ask for a fair compensation due to such inventions and, regarding independent consultants, the failure to pay a fair compensation could prevent us from obtaining rights on their inventions, and this could have a material adverse effect on our operations and ability to effectively compete.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	any product candidates we may develop will eventually become commercially available in generic or biosimilar product forms;

●	others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we may own or license now or in the future;

●	we, or any future license partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or license now or in the future;

●	we, or any future license partners or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that pending patent applications currently licensed or those to which we may enter into a license regarding in the future will not lead to issued patents;

●	it is possible that there are prior public disclosures that could invalidate the issued patents that have been licensed to us, or parts of such issued patents;

●	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;

●	issued patents to which we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

●	the claims of patent applications, if and when issued, may not cover our product candidates;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	the laws of foreign countries may not protect our proprietary rights or the proprietary rights of license partners or current or future collaborators to the same extent as the laws of the U.S.;

●	the inventors of our patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

●	we engage in scientific collaborations and will continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

●	any product candidates we develop may be covered by third parties’ patents or other exclusive rights;

●	the patents of others may harm our business;

●	we may not develop additional proprietary technologies that are patentable; and

●	we may choose not to file a patent to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal, technical, and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain.

Risks Related to Our Business Operations

As a company currently with substantial operations outside of the U.S., our business is subject to global economic conditions, macro events, political, regulatory, pandemic, and other risks associated with international operations and macro-economic trends.

As a company with substantial operations in Italy, our business is subject to risks associated with conducting business outside the U.S. Many of our suppliers and clinical trial relationships are located outside the U.S. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity, and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, during 2022 and 2023, the U.S. Federal Reserve raised interest rates multiple times in response to concerns about inflation. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect investor confidence. Similarly, the ongoing wars between Russia and Ukraine and Israel and Hamas has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets.

Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate because of the political unrest or war, it may make any debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic downturns, recessions, inflation, increasing interest rates, supply chain shortages, rising fuel prices, or political instability in particular non-U.S. economies and markets could negatively impact our budget projections, clinical trial cost estimates, and potential clinical timeline;

●	instability in the domestic and international banking systems where the Company has accounts;

●	differing and changing regulatory requirements for product approvals in the U.S. and Italy;

●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

●	potentially reduced protection for intellectual property rights that could impact our ability to develop and/or license our technology;

●	difficulties in compliance with different, complex, and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations that could affect our need to hire subject matter experts or retain third-party experts;

●	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

●	foreign exchange risks and currency controls due to maintaining our cash and cash equivalents both in U.S. dollars and Euros;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

●	differing reimbursement regimes and price controls in certain non-U.S. markets;

●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share incentive plans;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

●	litigation or administrative actions resulting from claims against us by current or former employees or by employees of third party contractors or consultants, individually or as part of class actions, including: (i) claims of wrongful terminations and payment of the related damages, (ii) discrimination, (iii) misclassification, (iv) claims for salary differences or for a different classification according to national collective bargaining agreement, (v) claims for the payment of social security charges or severance benefits, (vi) claims from suppliers’ employees or external consultants such as, by way of example, claims for reclassification as employees, rather than independent contractors, or, as indicated above, requests for payment of salary / social security charges, (vii) any sanctions due to the above-mentioned obligations, (viii) or other violations of labor law or other alleged conduct;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism (including the ongoing war in Ukraine), health epidemics, or natural disasters including earthquakes, typhoons, floods, and fires.

We manage our business through a small number of employees, key consultants, and third party contractors.

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

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific and technical consultants. In particular, the loss of one or more of our key personnel could be detrimental to us if we cannot recruit suitable replacements in a timely manner. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in preclinical or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or the loss of the services of any executive, key employee, consultant, or advisor may impede the progress of our research, development, and commercialization objectives. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the biotechnology and pharmaceutical fields is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

We rely on a single manufacturing facility, and if operations at that manufacturing facility are disrupted, we could experience delays in our clinical trials or we would need to expend additional time and capital to identify and onboard another manufacturing facility.

We face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, natural hazards or vandalism could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event at the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We currently have a very limited number of employees. If we are successful in executing our business strategy and to commercialize our products, if approved, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

●	manage our clinical trials and the regulatory process effectively;

●	develop our administrative, accounting and management information systems and internal controls;

●	hire and train additional qualified personnel; and

●	integrate current and additional management, administrative, financial and sales and marketing personnel.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper conduct or activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of AIFA, the FDA, EMA, or of other foreign regulatory authorities, provide accurate information to AIFA, the FDA, EMA, and other foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the U.S. and other countries, report financial information or data accurately or disclose unauthorized activities to us. Sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained during clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may be subject, directly, or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain AIFA, FDA, EMA or other regulatory authority approval for any of our product candidates and begin commercializing those products , our operations may be directly or indirectly through our customers, subject to various federal, state and/or international fraud and abuse laws, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal False Claims Act and U.S. physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the U.S. federal government and the states and countries in which we conduct our business. The laws that may affect our ability to operate include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a U.S. federal healthcare program, such as the Medicare and Medicaid programs;

●	U.S. federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the U.S. federal physician sunshine requirements under the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “PPACA”), requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	U.S. state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require biotechnology and pharmaceutical companies to comply with the biotechnology and pharmaceutical industries’ voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation (the “GDPR”), which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-E.U. companies under the regulation, including companies like us that conduct clinical trials in the E.U.; we anticipate that over time we may expand our business operations to include additional operations in the E.U. and with such expansion, we would be subject to increased governmental regulation in the E.U. countries in which we might operate, including the GDPR and all relevant data protection rulings and further legislation.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially considering the lack of applicable precedent and regulations. U.S. federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to several investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that U.S. and other governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties, and sanctions. Efforts to ensure that our business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from the business.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations, or financial results. The PPACA is a sweeping measure intended to, among other things, expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the U.S. Medicaid program. Several provisions of the law may affect us and increase certain of our costs.

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in U.S. Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, following passage of the U.S. Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional U.S. Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the PPACA, as well as other U.S. healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017 (the “TCJA”) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additional legislative and regulatory changes to the PPACA, its implementing regulations and guidance and its policies, remain possible. However, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, the delivery of healthcare in the E.U., including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than E.U., law, and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most E.U. member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing E.U. and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

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

Our business exposes us to an inherent risk of potential product liability or similar claims. Mainly in the U.S., the biotechnology and pharmaceutical industries have historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us more than, or outside of, our insurance coverage, could have a material adverse effect on our business, financial condition, and results of operations.

Our internal information technology systems, or those of our third party vendors, collaborators, or other contractors or consultants, may fail or suffer cyber security breaches or other unauthorized or improper access, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm, and impact our ability to operate our business effectively.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We also have outsourced elements of our operations to third parties, and as a result we manage a few third party vendors and other contractors and consultants who have access to our confidential information.

Our internal information technology systems and those of our current and any future third party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of disruptive elements, including data breaches, cyber-attacks by malicious third parties (including the deployment of computer viruses, harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures and persons with access to systems inside our organization. In particular, the risk of a security breach or disruption, through cyber-attacks or cyber intrusion, including by computer hackers and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Because the techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates or terrorist organizations, we and our partners may be unable to anticipate these techniques or implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of third parties that collect, process and store personal data on our behalf.

While we have not experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations or a loss of, or damage to, our data or applications, or those of our third party vendors and other collaborators, contractors and consultants, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other confidential, personal or proprietary information, significant delays or setbacks in our research, or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential, personal, or proprietary information, we could incur significant liability, our competitive position could be harmed, our reputation could be damaged, and the further development and commercialization of our product candidates could be delayed.

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

Any lingering impact from the COVID-19 pandemic could disrupt and cause harm to our business, operating results, or financial condition.

The duration and extent of any lingering impact from the COVID-19 pandemic on our business will continue to depend on future developments that cannot be accurately forecasted at this time, such as the emergence of new COVID-19 variants, the transmission rate and geographic spread of the disease, the extent and effectiveness of any applicable containment actions, the widespread use of effective vaccines and the severity of breakthrough cases, and the impact of these and other factors on our employees, patients, partners, contract manufacturers, suppliers and other third-party providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industry in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition, and cash flows could be adversely affected.

We or the third parties upon whom we depend, may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition, and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period. The disaster recovery and business continuity plans that we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses because of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on our business and reputation.

The collection and use of personal health data in the E.U. is governed, as of May 2018, by the General Data Protection Regulation 2016/679 (the “GDPR”) as implemented by European Data Protection Board (the “EDPB”) guidelines and E.U. Member States national legislations. General E.U. data protection rules impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of E.U. data protection law to non-E.U. entities under certain conditions, tightens existing E.U. data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the GDPR, the EDPB guidelines and the related national data protection laws of the E.U. Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the E.U. and substantial fines for breaches of the data protection rules, including violation of articles 44 to 49 GDPR related to transfer of personal data to a recipient in a non-E.U. country. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process, and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, including Italy, have implemented regulations like GDPR. Regarding Italian legislation, the national Privacy and Data Protection Code has been amended according to GDPR provisions (Legislative Decree n. 196/2003 as amended and updated by Legislative Decree n. 101/2018) and imposes additional fines and administrative penalties in relation to the processing of health data and processing of data for scientific research purposes. Moreover, European data protection background is constantly changing under the drive of the EDPB on the correct interpretation and application of GDPR and the ruling activity of the Court of Justice of the E.U. (see, for instance, the recent CJEU case C-3111/18, also known as Schremes II which invalidated the E.U.-U.S. Privacy Shield Framework for transfer of data to U.S.).

The Company is compliant with most recent legislative changes in European data protection rules, adopting Data Processing Agreements containing Standard Contractual Clauses with all partners based in the U.S. and (for the transition period until June 2021) in the United Kingdom. However, changes to these European privacy regulations (and similar regulations in other jurisdictions) and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

Risks Related to Ownership of Our Securities

We cannot guarantee that we will be able to satisfy the continued listing standards of the Nasdaq going forward.

Our American Depository Shares (“ADS”) are listed on the Nasdaq. However, we cannot ensure that we will be able to satisfy the continued listing standards of the Nasdaq going forward. If we cannot satisfy the continued listing standards going forward, the Nasdaq Stock Market may commence delisting procedures against us, which could result in our ADS being removed from listing on the Nasdaq. If any of our ADSs were to be delisted, the liquidity of our ADSs could be adversely affected and the market price of our ADSs could decrease. Delisting could also adversely affect the ability of the holder of our ADSs to trade or obtain quotations on our ADSs because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask price for our ADSs. Investors may also not be able to resell their ADSs at or above the price they paid for such securities or at all.

The trading price of the ADSs is likely to be highly volatile.

The trading price of the ADSs has been and is likely to continue to be highly volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs:

●	adverse results or delays in pre- and non-clinical studies or clinical trials;

●	reports of adverse events in other gene therapy products or clinical studies of such products;

●	inability to obtain additional funding;

●	inability to obtain the approvals necessary to commence clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of cancer tumors, or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology and pharmaceutical industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the U.S. relating to the sale or pricing of biotechnology or gene therapy products;

●	the depth of the trading market in the ADSs;

●	economic downturns, recessions, inflation, increasing interest rates, supply chain shortages, rising fuel prices, or political instability in global, U.S. or particular foreign economies and markets;

●	instability in the global or U.S. banking systems or the banking systems of foreign countries;

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism (including the ongoing war in Ukraine and the Israeli-Hamas war), or natural disasters;

●	the granting or exercise of employee stock options or other equity awards;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

Holders of the ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholder meeting to permit them to cancel their ADSs and withdraw ordinary shares to allow them to directly cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote the ordinary shares underlying their ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholder meeting.

Further, as described in more detail below, if the proposed loyalty shareholder program is approved by our shareholders, the loyalty share program would be available only to holders who own their ordinary shares in registered form, and would not be available to ADS holders. See “—Risks Related to Italian Law and Our Operations in Italy—The proposed loyalty share program could have a negative effect on the liquidity of our ADSs and may make it more difficult for investors to acquire a controlling interest, change the management or the strategy of our company or exercise influence over us, which may adversely affect the market price of the ADSs. Further, the proposed loyalty share program would be available only to holders who own their ordinary shares in registered form, and the ability of ADS holders to influence corporate decisions may therefore be limited”.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that owners and holders of ADSs, including those who purchase the ADSs in a secondary transaction, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, including claims under U.S. federal securities laws, against us or the Depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the U.S. federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a U.S. federal court in New York, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and U.S. federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement, our ordinary shares and the ADSs and the transactions contemplated thereby. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby. No condition, stipulation, or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the Depositary of compliance with any provision of the U.S. federal securities laws. If you or any other owner or holder of ADSs brings a claim against us or the Depositary in connection with matters arising under the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, you or such other owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the Depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such owner or holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us and/or the Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

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

Our Chief Executive Officer, directors, and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 40% of our ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding ordinary shares beneficially own approximately 40% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for the ADSs because investors often perceive disadvantages in owning securities in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence, or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. Also, the concentration of our beneficial ownership may have the effect of delaying, deterring, or preventing a change in our control, or may discourage bids for our shares at a premium over the market price of the shares. The significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

There is a substantial risk that we are or will become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences as a result.

In general, we will be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either:

(1) at least 75% of our gross income is “passive income;” or, (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes interest income earned by reason of the temporary investment of funds, including those raised in a public offering, and the excess of certain foreign currency gains over certain foregoing currency losses.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Our status may also depend, in part, on how quickly we utilize cash proceeds received from previous offerings of our ADSs or ordinary shares in our business. Based on preliminary analysis, we believe that we were likely classified as a PFIC in 2023, and we may be classified as a PFIC for 2024 and future years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC in any taxable year due to the gross income from investment of cash reserves and other passive sources that we derive.

If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund” (“QEF”) or make a “mark-to- market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, U.S. taxpayers that have held the ADSs during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. Currently, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available. U.S. taxpayers that hold the ADSs are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs in the event that we are a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Companies” for additional information.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our securities, our ADS price and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, and/or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our securities, or provide more favorable relative recommendations about our competitors, our ADS price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ADS price or trading volume to decline.

We have not paid, and do not intend to pay, dividends on our ordinary shares and, therefore, unless our traded securities appreciate, our investors may not benefit from holding our securities.

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

As a U.S. public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we have incurred and will continue to incur legal, accounting, and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our securities, fines, sanctions, and other regulatory action and potentially civil litigation.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay the adoption of new or revised accounting standards. As a result of this election, our consolidated financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

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

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may become taxable in a jurisdiction other than Italy, and this may increase the aggregate tax burden on us.

Since incorporation, we have, on a continuous basis, had our place of effective management in Italy. We are therefore a tax resident of Italy under Italian tax law. However, we may become subject to limited income tax liability in other countries with respect to our operations in other countries, for example, the U.S., due to the existence of a permanent establishment or a permanent representative. The applicable tax laws or interpretations thereof may change. We have our place of effective management in Italy and, as such, we believe we are tax residents in Italy, although that determination is largely a matter of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Italy. Consequently, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects. However, if there is a double tax treaty between Italy and the respective other country, double taxation of income may be avoided, and the detrimental tax effects mitigated by the application of the treaty.

Risks Related to Italian Law and Our Operations in Italy

We are an Italian corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are an Italian corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Italy. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. While performing its duties, our board of directors is required by Italian law to act with the diligence required by the nature of their assignment and by their specific expertise. Italian corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse or void a decision or an action taken by our board of directors, except for those decisions that are detrimental to their rights. If a board resolution has not been taken in accordance with the Italian law or the Company’s articles of association, only the board of statutory auditors and the absent or dissenting members of the board of directors may challenge it within 90 days of such resolution. However, the shareholders may, where they represent the thresholds provided for by Italian law, bring corporate liability action against our directors where they have acted in violation of their duties of conduct. Individual shareholders may also take action for compensation for the damage directly caused to them by the director’s conduct. Under Italian law, shareholders’ claims against a member of our board of directors for breach of their duties of conduct must be filed in Milan, Italy, as the place where the Company was incorporated.

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

Because the ADSs are listed exclusively on Nasdaq and not on Italy’s stock exchange, our shareholders do not benefit from the protection afforded by certain provisions of Italian law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Italian Financials’ Consolidated Act and its implementing provisions require investors to disclose their interest in the relevant listed company if they reach, exceed, or fall below certain ownership thresholds. Similarly, the Italian takeover regime imposes a duty on any person or group of persons who acquires more than the 30% of a company’s voting rights (or the 25% if such company is not a small-medium enterprise, where there is no other shareholder holding a higher stake) to make a mandatory offer for all the Company’s outstanding listed equity securities. In addition, the Italian takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Italy and, because the ADSs are listed exclusively on Nasdaq, are not applicable to us. Furthermore, since Italian law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in certain U.S. companies or in an Italian company listed in Italy.

The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Italy and our registered office and domicile is in Milan, Italy. Moreover, a majority of our directors and executive officers are not residents of the U.S., and all or a substantial portion of our assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the U.S.

The process of seeking to raise additional funds is cumbersome, subject to the verification of an Italian notary public in compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary shareholder meeting.

We are incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the E.U., are different from those of the U.S. With some exceptions, to issue new equity or debt securities convertible into equity, we must increase our authorized capital. To do so, our board of directors must meet and resolve to recommend that our shareholders approve an amendment to our bylaws increasing our capital. The holders of the majority of our outstanding shares must then approve that amendment at an extraordinary shareholder meeting duly called. These meetings take time to call, and it might be very difficult to get a majority of the holders of all outstanding shares to vote in favor of the proposed resolution. In addition, an Italian notary public must verify that the capital increase follows our bylaws and with applicable Italian law. Further, under Italian law, our existing shareholders and any holders of convertible securities have preemptive rights (except in specific cases) to acquire any such shares pro-rated on their percentage interest in our company, and on the same terms as approved for such capital increase. Alternatively, our shareholders can delegate the power to increase our capital to the board of directors, but the board’s right to exercise such power, if delegated, will expire after five years. If the board does not approve a capital increase by the end of those five years, our board, and shareholders will need to meet again to re-delegate this authority.

With respect to shareholder resolutions approving a capital increase, Italian law provides that in the absence of meeting minutes, or in the event of the impossibility or illegality of the resolution, any interested person may, for a period of 180 days following the filing of the shareholder resolution with the competent Register of Companies, challenge such resolution. If a shareholder meeting was not called to approve the capital increase, the relevant resolution should be considered invalid and, any interested person may challenge the capital increase for a period of 90 days following the approval of the financial statements referring to the year during which the shareholder resolution has been, also partially, executed. In addition, once our shareholders authorize a capital increase, all those authorized shares that have been subscribed, need to be entirely paid-up before the shareholders may perform/execute a new capital increase. These restrictions could limit our ability to issue new equity or convertible debt securities on a timely basis.

Italian law places restrictions on the amount of debt securities that we may issue relative to our equity to the extent that such debt securities are not listed on regulated markets or do not otherwise provide the holder of such securities the right to purchase or convert the same into our shares.

Under Italian law, we may issue debt securities in an amount not to exceed twice the sum of our capital, our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders, unless the debt securities are listed on regulated markets or provide the holder of such securities the right to purchase or convert the same into our shares, in which case such restrictions do not apply. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve,” meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. At December 31, 2023, the sum of our capital, legal reserves and other reserves on our unaudited Italian GAAP financial statements was €34.2 million. If, in the future, we issue debt securities that are not listed on regulated markets or do not provide the holder of the securities the right to purchase or convert the same into our shares, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. In such a case, if our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored through a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to us, although there can be no assurance that we would be able to find purchasers of new shares or that any of our current shareholders would be willing to contribute additional capital.

If we suffer losses that reduce our capital to less than €50,000, we will need to recapitalize, change our form of entity, or be liquidated.

Italian law requires us to reduce our shareholders’ equity and, our capital, to reflect on-going losses, in certain cases of losses exceeding 1/3 of the capital of the Company. Also, as an S.p.A., we are also required to maintain a minimum capital of €50,000. If we suffer losses from operations that reduce our capital to less than €50,000, then we must either increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company) to at least €50,000 (or convert the form of our company into an S.r.l. but such conversion would not be applicable, since the S.r.l. form is not consistent with being listed pursuant to Italian law). If we do not take these steps, our company could be liquidated.

We apply our operational losses against our legal reserves and capital. If our capital is reduced by more than one-third as a result of losses, our board of directors must call a shareholder meeting as soon as possible. The shareholders should take appropriate measures, which may include, inter alia, reducing the legal reserves and capital by the amount of the remaining losses, or carrying the losses forward for up to one year. If the shareholders vote to carry the losses forward up to one year, and the losses are still more than one-third of the amount of the capital at the end of the year, then we must reduce our capital by the amount of the losses.

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

Purchasers of our ordinary shares and ADSs may be exposed to increased transaction costs because of the Italian financial transaction tax or the proposed European financial transaction tax.

On February 14, 2013, the European Commission adopted a proposal for a directive on the financial transaction tax (“E.U. FTT”) to be implemented under the enhanced cooperation procedure by eleven Member States initially (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia, and Spain). Following Estonia’s formal withdrawal on March 16, 2016, ten Member States are currently participating in the negotiations on the proposed directive. Member States may join or leave the group of participating Member States at later stages and, subject to an agreement being reached by the participating Member States, a final directive will be enacted. The participating Member States will then implement the directive in local legislation. If the proposed directive is adopted and implemented in local legislation, investors in ordinary shares and ADSs may be exposed to increased transaction costs.

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the ordinary shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of ordinary shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is in the process of starting the relevant procedures to be included in such list. For so long as the Company is not included in such list, investors in the ordinary shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—E. Taxation.”

It may be difficult for investors outside of Italy to enforce civil liabilities against us.

We are incorporated under the laws of Italy and our registered office and domicile is in Milan, Italy. A majority of our directors and executive officers are not residents of the U.S., and all or a substantial portion of our assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or upon such persons.

Judgments of U.S. courts may not be directly enforceable outside of the U.S. and the enforcement of judgments of U.S. courts outside of the U.S. may be subject to limitations. Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the U.S. for liabilities under the securities laws of the U.S.

The proposed loyalty share program could have a negative effect on the liquidity of our ADSs and may make it more difficult for investors to acquire a controlling interest, change the management or the strategy of our company or exercise influence over us, which may adversely affect the market price of the ADSs. Further, the proposed loyalty share program would be available only to holders who own their ordinary shares in registered form, and the ability of ADS holders to influence corporate decisions may therefore be limited.

At our shareholders’ meeting to be held in 2024, our Chief Executive Officer in his capacity as a shareholder will propose that our shareholders approve a loyalty share program through a proposed amendment to our bylaws. If approved by our shareholders, the loyalty share program would give shareholders the opportunity to request to be included on a special list maintained by us and thereby receive increased votes for each ordinary share held in registered form after certain continuous periods of ownership of such ordinary shares. For more information regarding the proposed loyalty share program, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

If the loyalty share program is approved by our shareholders, shareholders who hold a significant quantity of ordinary shares in registered form for the continuous periods prescribed in our bylaws and who request and are included on the special list could be in a position to exercise a significant percentage of votes at meetings of shareholders and to have substantial influence over our company. If approved, a qualifying shareholder would be entitled to a double vote (i.e., two votes for each ordinary share) for each ordinary share in registered form held by the same shareholder for a continuous period of not less than 24 months. An additional vote would also be granted for each additional continuous 12-month period the same shareholder holds such ordinary share, for up to a total of ten votes per ordinary share. Continuous ownership prior to the registration date in the special list would also be taken into account. Furthermore, only shareholders who own their shares in registered form would be entitled to take advantage of the loyalty share program and ADS holders would not be entitled to additional voting rights. As a result, a relatively large proportion of our voting power could be concentrated in a relatively small number of registered shareholders who would have significant influence over us, and the ability of ADS holders to influence corporate decisions may therefore be limited. As a result, the loyalty share program may discourage change of control transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs or otherwise adversely impact the liquidity and market price of the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Operating Segment Evolution

We were founded in 2014 by San Raffaele Hospital (Ospedale San Raffaele or “OSR”) in Milan, a globally recognized premier research hospital for ex-vivo gene therapy, with Pierluigi Paracchi (our CEO), Prof. Luigi Naldini (Chairman of our Executive Scientific Board) and Dr. Bernhard Gentner (a member of our Executive Scientific Board), to develop potential ground-breaking cell and gene cancer therapies. We leverage the vast experience in lentiviral vector (“LVV”) technology of the San Raffaele Telethon Institute for Gene Therapy (“SR-Tiget”). SR-Tiget, a joint venture between OSR and Fondazione Telethon (“Telethon”), is a world leading cell and gene therapy research institution at the forefront of developing therapies for rare diseases. SR-Tiget has a proven track record for successful collaborative clinical research programs in ex-vivo gene therapy. Its research has resulted in a number of approved products, including Strimvelis, an ex-vivo gammaretroviral vector-based gene therapy for adenosine deaminase severe combined immunodeficiency, and Libmeldy, an ex-vivo gene therapy for the treatment of early-onset metachromatic leukodystrophy patients, both marketed by Orchard Therapeutics. Our platform was developed in the SR-Tiget laboratories of our founders, Prof. Naldini and Dr. Gentner, and we hold exclusive rights and option rights, to certain intellectual property (“IP”) originating there.

Since closing our first round of funding in May 2015, we have recruited a leading management team, established a manufacturing process for our drug product candidate, completed preclinical activities (research and Good Laboratory Practice – “GLP” – grades), engaged with Italian, European and U.S. Key Opinion Leaders to identify our clinical lead indications, and submitted our first CTA.

Our leadership team has a proven track record as biotech executives. Their expertise spans from finance and venture capital to medical affairs, from scientific research to clinical drug product development and clinical trial management. For example, members of our management team have been involved in the successful development of Ethical Oncology Science, which was acquired in 2013 for over $400 million, and Strimvelis the first ever ex-vivo approved gene therapy product that was developed under the guidance of Dr. Carlo Russo, our Chief Medical Officer and Head of Development (formerly Head of Development of R&D Biopharm and Rare Disease Units at GSK). Our management team members have played important roles in both large pharma companies such as Merck and GSK, and biotech startups, such as Adverum, Annapurna, VaxInnate Corporation, OncoSec Medical, Biological Dynamics and GenMark Diagnostics. We believe this multi-disciplinary competence, provides a unique blend for the development of innovative gene and cell therapy products, and constitutes a fertile ground for alliances with industrial partners that could help us bring new therapies to patients.

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

Our technology incorporates the use of an LVV that combines a therapeutic transgene sequence, or payload, with our proprietary platform. Our proprietary platform consists of (i) the Tie-2 promoter, that drives transgene sequence transcription specifically in TEMs, and (ii) miRNA-126 target sequences to downregulate transgene expression post-transcription in those cells where the Tie-2 promoter is active and the miRNA-126 is present. We believe there are many advantages to our approach:

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

We are currently developing Temferon for the treatment of glioblastoma multiforme (“GBM”) in patients who have an unmethylated MGMT gene promoter (“uMGMT-GBM”). GBM is the most common malignant primary brain tumor, accounting for more than half of all central nervous system cancers. Patients suffering from GBM have limited, non-curative treatment options. Although these treatments may improve survival, the prognosis for GBM patients remains poor, with a median overall survival (“mOS”) of approximately 13 to 15 months and only 5.5% of patients estimated to be alive 5 years after diagnosis. With no curative treatments available and such poor prognosis for patients, there remains a large, unmet medical need. We chose uMGMT-GBM among our first targets for clinical development after considering the medical need, the active role that TEMs have in GBM pathology, and the high number of newly diagnosed uMGMT-GBM patients potentially interested in participating in our study. As a result, we believe uMGMT-GBM offers a good profile for our initial proof of concept trial in humans. We are currently conducting a Phase 1/2a clinical trial with Temferon in newly diagnosed uMGMT-GBM patients in Italy. We anticipate completing enrollment and patient dosing by the first quarter of 2024. We intend to use the preliminary results of our Phase 1/2a clinical trial to support a Clinical Trial Application to conduct in E.U. a multicenter Phase 2 trial in uMGMT-GBM, which we currently intend to conduct primarily in Italy. As of March 6, 2023, we had dosed a total of 19 patients. The preliminary results show that Temferon has been generally well tolerated, with no dose limiting toxicities identified so far.

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

AGC Biologics facility in Milan, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another U.S.-based CMO.

Research and Development Pipeline

Our portfolio of clinical and preclinical ex-vivo autologous gene cancer therapies is based on our technology platform, which was originally developed in our founders’ laboratories at OSR. Through our collaboration with OSR, we have worldwide commercial rights to Temferon (though our current trademark rights to Temferon are limited to the U.S. and Europe) for the treatment of GBM, HCC and ICC, as well as exclusive option rights to license all of our other programs. Specifically, pursuant to our amended and restated license agreement with OSR, we retain exclusive option rights to license (i) any platform improvements, including our second-generation technology, which includes developments to enable the on/off regulation of the therapeutic transgene, (ii) products for additional indications that utilize our platform technology but use different transgene payloads, and (iii) combinations of our platform with therapies in the immuno-oncology (“IO”) field, such as ICI, CAR-T cell therapies and TCR therapies. See “—Intellectual Property Rights— Collaboration/Licensing” for a description of our license agreements with OSR.

Our current pipeline, with clinical and preclinical stage programs, is summarized below:

*Genenta has options/rights on IP derived from preclinical data generated at SR-Tiget laboratories.

Strategy

We are developing novel cancer therapeutics using our autologous ex-vivo gene therapy platform, to initially address the unmet medical needs of uMGMT-GBM patients and patients suffering from other solid cancer indications such as advanced genitourinary malignancies like renal cell carcinoma and bladder cancer. Ultimately, we hope to broaden our platform to treat a wide variety of cancers by pursuing the following strategies:

Advance development of our leading clinical-stage product candidate, Temferon in the U.S.

We are currently conducting a Phase 1/2a dose-escalation study in Italy to primarily evaluate the safety and tolerability of Temferon in up to 27 uMGMT-GBM patients who have an unmethylated MGMT promoter, following radiotherapy treatment. We plan to initiate in Europe a multicenter Phase 2 trial in uMGMT-GBM, which we currently intend to conduct primarily in Italy to evaluate the safety and efficacy of Temferon by measuring progression free survival (“PFS”) and overall survival as endpoints. In advance of our CTA submission and not required for our European trial, we have submitted a pre-IND meeting request to the FDA and received written responses from the Agency in the third quarter of 2021 regarding the proposed Phase 2 clinical study design and drug product manufacturing strategy, which is still in preparation. The plans for the Phase 2 clinical study and drug product manufacturing strategy will be informed by the Agency comments.

Extend our product pipeline across multiple indications

We intend to expand our product pipeline by:

●	Identifying additional indications suitable for Temferon. We have selected Refractory Advanced Genitourinary Malignancies, including Renal Cell Cancer (“RCC”), as the second solid tumor indication for Temferon.

●	Using our platform with different transgene payloads. Our platform technology is designed to enable us to use different transgene payloads to potentially achieve therapeutic outcomes in selected cancer indications. We are currently conducting preclinical studies for two therapeutics using our platform with different payloads targeting solid tumors.

●	Developing a second-generation platform that enables the “on-demand” release of the transgene payload. We intend to develop a second-generation technology platform that allows the drug products to be switched on to exert the therapeutic effects and switched off if they are no longer needed, or to mitigate toxicity. This technology may enable us to expand our treatment options to broader patient populations.

●	Exploring combination therapies. We will seek to enter into collaborations with other companies to explore combination studies of our therapeutics with other cancer therapies, such as ICI, CAR-T cell therapies and TCR therapies. We believe our product, as a result of its MoA, has the potential to enhance the durability and efficacy of the existing therapies, thus abolishing the immune tolerance to the tumor.

●	Exploiting in-licensing opportunities with OSR. We intend to exploit in-licensing opportunities with OSR, a co-founding shareholder.

Develop and maintain efficient manufacturing processes to support anticipated growth

To meet our drug product supply needs for conducting larger trials after the completion of our planned Phase 2 uMGMT-GBM study in Europe, we intend to enter into a supply agreement with a U.S.-based CMO for the manufacturing of our products. Currently, Temferon, is manufactured by the European Cell and Gene Therapy unit of AGC Biologics, a leading global contract development and manufacturing organization (“CDMO”), which is headquartered in Italy and specializes in the manufacturing of viral vectors and genetically engineered cells. AGC Biologics’ facilities are certified by AIFA. AGC Biologics’ facilities in Milan and Bresso, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. We expect AGC Biologics will close the Bresso facility in the near future as they expand and modify their facility. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another U.S.-based CMO.

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

Our Strengths

We believe that our growing body of early clinical data evidencing the potential of our autologous ex-vivo gene therapy approach, coupled with our founders’ expertise in the development, manufacturing and commercialization of gene and cell therapies, positions us well to provide potentially transformative therapies through a single administration to patients suffering from a broad range of cancers. We believe our key strengths include:

●	Unique and valuable expertise. We are conducting our clinical trials at OSR, a leading center for ex-vivo gene therapy for inherited diseases. OSR has treated more than 121 patients worldwide (one of the highest number of patients treated with gene therapy for rare diseases in a research hospital), using an ex-vivo viral vector platform similar to the one we are developing for cancer treatment. Members of our executive leadership team have held senior positions at GSK, Merck, Annapurna-Adverum and other companies specializing in gene and cell therapies and rare diseases. We have partnered with academic institutions that are pioneers in autologous ex-vivo gene therapy and hold exclusive option rights to license additional patents and know-how to build our portfolio. Partnerships with leading academic institutions well recognized in the gene therapy field, such as SR-Tiget and OSR, are a core part of our research engine through which we are working to advance the clinical development of our product candidates and to identify new opportunities that we believe have comparably high probabilities of success in a preclinical setting. We believe our expertise, combined with our plan to leverage our relationships with leading academic institutions, will help expedite the commercialization of our lead clinical-stage product candidate and further expand our pipeline.

●	Deep pipeline with broad utility. We believe that the flexibility of our technology platform combined with our exclusive option rights to in-license additional programs, gives us the ability to grow our pipeline by targeting a broad set of cancer diseases.

●	Durable therapeutic potential. Preliminary interim clinical data collected from twelve treated uMGMT-GBM patients following a single administration of Temferon displayed modified cells at 18 months, the last measured timepoint to date.

●	Designed for tumor restricted therapeutic payload delivery and release. The design of our transgene expression cassette is intended to restrict payload expression to the tumor microenvironment. The local and tumor restricted therapeutic gene deployment approach is designed to focus the pleiotropic anti-tumor activities of the selected payload, by limiting the toxic manifestation that results from standard systemic administration of the payload.

●	Agnostic approach. Our immune-gene therapy approach is designed to be a tumor-agnostic immunotherapy that does not rely on any specific target or tumor type, and we believe it could be successfully applied to a potentially broad range of cancers and immune contexts.

●	Solid tumors targeting. Our platform has the potential to efficiently target solid tumors. Solid tumors are difficult to treat, even by the most novel and leading-edge technologies such as ICIs and CAR-T cells. Our cellular carrier, TEMs, is spontaneously and actively recruited by growing tumors and is found in several human solid tumors, irrespective of location.

●	Active and sustained tumor surveillance. Our immune-gene investigational therapy is designed to trigger the patient’s own immune response and establish an active immune surveillance. Our preclinical work, which used different cancer models (B-cell acute lymphoblastic leukemia and GBM) as well as preliminary data collected from our uMGMT-GBM patients, suggests the occurrence of changes in the immune system.

●	Fine dose tuning. Our platform holds promise to fine tune the dose to be administered based on individual patient characteristics.

●	Preliminary data indicate that our approach is feasible and well-tolerated. Temferon has been well-tolerated in the limited number of patients treated to date. Our ex-vivo modification of the patient’s own HSPCs and cryopreservation allow us to formulate the patient’s drug product prior to administering the therapy.

●	LVV as transgene payload delivery vehicles. LVVs are particularly attractive for clinical applications due to their capacity to transfer large genes/payloads and their ability to efficiently transduce non-proliferating or slowly proliferating cells, such as hematopoietic stem and progenitor cells that allow a persistent gene expression in transduced cells. Moreover, LVVs have a potentially reduced risk of genotoxicity compared to gamma-retroviral vectors. A large number of patients have been treated both with other LVV gene therapy products approved for sale and with clinical-stage LVV gene therapy product candidates for rare diseases worldwide, and generally these therapies have been well tolerated. We believe that long-term extensive follow-up across multiple diseases, with vectors expressing different genes, demonstrates the potential safety of our LVV-based autologous ex-vivo gene therapy approach.

●	Applicability to a potentially large number of patients and indications. We believe our autologous ex-vivo gene therapy approach has broad therapeutic potential across a large number of malignancies. The ex-vivo transduction of HSPCs allows for the potentially long-term production of a differentiated cellular carrier loaded with the therapeutic gene and the consequent distribution of the therapeutic payload throughout multiple organs and tissues containing solid tumors.

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

Specifically, we adapted an autologous ex-vivo gene therapy method to direct the patient’s own HSPCs by loading them with an immunotherapeutic transgene sequence, or payload, that is able to counteract cancer progression and prevent tumor relapse. We believe that by delivering a targeted therapeutic specific to cancer cells, we can reach the desired on-target anti-tumor effect while reducing off-target side effects.

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

Accordingly, extensive clinical ex-vivo gene therapy studies, based on LVV gene transfer, have been performed in recent years by SR-Tiget for the prevention and treatment of some severe inherited disorders, resulting in approved drugs, such as LibmeldyTM. These studies have shown that LVVs constitute a valuable and safer alternative to gamma-retroviral vectors, enabling a more efficient gene transfer into HSPCs and resulting in a robust and long-term transgene expression in their progeny. The studies also have demonstrated an alleviated risk of genotoxicity because of the vector design.

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

In February 2021, BlueBird Bio temporary suspended its gene therapy clinical trials for SCD (HGB-206 and HGB-210) and the marketing of Zynteglo® due to a suspected unexpected serious adverse reaction (“SUSAR”) of acute myeloid leukemia (AML) in a SCD patient who received the product more than five years ago. In July 2021, the European Medicines Agency’s (“EMA”) safety committee (Pharmacovigilance Risk Assessment Committee – “PRAC”) announced that there is no evidence the LVV used in both Lenti-D and the E.U.-approved gene therapy Zynteglo spurred the AML cases.

BlueBird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year previously, that this SUSAR “is likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “[e]vidence currently available suggests that specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA has placed a clinical hold on BlueBird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy.

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

We are discussing other studies using Temferon in solid tumor indications, for which we are considering patients with unmet medical needs suffering from solid tumors which recruit TEMs in order to grow.

Temferon for uMGMT-GBM

Disease Overview

GBM is the most common malignant primary brain tumor accounting for more than half of all central nervous system cancers and for which there is a high unmet medical need. The incidence rate is 3.20 per 100,000 persons with over 13,000 deaths per year in the U.S. This disease is lethal and left untreated, the median survival is three (3) months. The current standard of care includes using a combination of surgery, radiation therapy, and chemotherapy for treatment. Although these treatments may improve survival, the prognosis for GBM patients remains poor with a median overall survival (“mOS”) of approximately 13 to 15 months and only 5.5% of patients estimated to be alive 5 years after diagnosis. GBM may occur at any age, but 70% of cases are seen in patients between 45 and 70 years of age (median 64 years). The disease often progresses rapidly (over 2 to 3 months). Neurological signs are nonspecific as they result from intracranial hypertension and include headaches and vomiting, often associated with behavioral changes or focal neurological deficits. Variants of GBM include secondary glioblastoma (20% of total diagnosed GBM), gliosarcoma (2%) and giant cell glioblastoma (1%). We are not including these variants in our studies because they do not fully meet our selection criteria discussed above.

Current Treatment Landscape and Limitations

The current standard of care for GBM includes surgery to remove the accessible tumor followed by radiation therapy (“RTx”), chemotherapy with temozolomide (“TMZ”) and/or tumor treating fields (“TTFields”).

●	Surgery remains the mainstay of initial treatment. If the tumor is located in a resectable region of the brain, it is used to histologically confirm the diagnosis and level of tumor burden. For many patients, removal of the tumor also results in a decrease of tumor mass-associated symptoms. Although the extent of the surgical removal of the tumor is linked to longer survival, due to the invariably infiltrative nature of the disease, even the complete removal of the accessible tumor is not curative and most people with GBM later develop recurrent tumors either near the original site or at more distant locations within the brain. Additionally, as a possible consequence of surgical procedures, permanent brain damage may occur.

●	Radiation therapy improves survival and is typically started approximately 3 to 4 weeks after surgery. RTx is performed daily for approximately 6 weeks. RTx induces the formation of neo-antigens and a pro-inflammatory response that are key aspects for immune system mediated disease control. However, the efficacy of RTx is impaired by hypoxia and by the negative effects of RTx on tumor infiltrating immune cells.

●	Chemotherapy. Temozolomide, the current chemotherapeutic standard of care, is a DNA-alkylating agent that can cross the blood-brain barrier to reach therapeutic concentrations in the brain. The drug is administered every day during radiation therapy and then for six to 12 cycles after radiation as a maintenance therapy. Each cycle lasts 28 days, with TMZ given the first five days of each cycle, followed by 23 days of rest. TMZ adds a methyl group to DNA that, if unrepaired, leads to DNA strand breaks and cytotoxicity. More than one-third of glioblastomas are deficient in methylguanine methyltransferase (“MGMT”), a repair protein that removes the methyl group. This MGMT deficiency occurs through the methylation (silencing) of the MGMT gene promoter. Glioblastoma patients with a silenced MGMT gene who are treated with TMZ have a longer survival than those with an unmethylated MGMT. TMZ has several adverse side effects, including a cumulative bone marrow toxicity.

●	Tumor-Treating Fields (TTFields). The use of TTFields to extend temozolomide maintenance chemotherapy for newly diagnosed glioblastoma patients has recently been incorporated as a new standard of care. TTFields are applied via multiple electrodes that are directly fixed to the scalp. These low-intensity, alternating electrical fields interfere with cell division ultimately leading to cell cycle arrest, aneuploidy, and apoptosis. The most common TTFields-associated adverse events (AEs) are mild-to-moderate array-associated contact dermatitis.

●	Experimental Treatments. Along with the above-mentioned treatments, the addition of the antiangiogenic agent bevacizumab (BEV) to RTx and TMZ has been explored with mixed clinical results BEV was tested both a first-line treatment together with RTx and concomitant TMZ administration in newly diagnosed glioblastoma patients, as well as in combination with RTx in recurrent GBM patients. BEV was approved by the FDA as monotherapy for recurrent glioblastoma in 2009 under the name Avastin®. The EMA declined to approve BEV for recurrent glioblastoma due to the absence of a non-bevacizumab control arm, a modest overall survival increment versus historic controls, inadequate elucidation of true antitumor effect, and challenges with radiographic response assessment. More recently, an immune-checkpoint blocker nivolumab was tested in combination with TMZ and RTx in a Phase 3 trial in recurrent glioblastoma patients but showed minimal activity and no benefit in terms of mOS, resulting in failure to meet one of its primary endpoints, PFS.

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

Once within the tumor microenvironment, IFN-α is expected to act both directly by promoting cancer cell apoptosis and inhibiting vascularization and indirectly by restoring the body’s anti-tumor immune response, as follows:

●	Direct Effects. IFN-α suppresses tumor cell proliferation and promotes the apoptosis of tumor and stromal cells by induction of proapoptotic genes or repression of anti-apoptotic genes. Moreover, IFN-α inhibits angiogenesis by downregulating the expression of proangiogenic factors.

●	Indirect Effects. IFN-α stimulates early innate immune responses and the subsequent adaptive immune response via multiple pathways and mechanisms, including: maturation and cross-priming capacity of dendritic cells (“DCs”); upregulation of the expression of tumor-associated surface antigens and MHC class I molecules on tumor cells and of MHC class I and II molecules on DCs; enhanced priming and survival of T cells; enhanced humoral immunity; increased cytotoxic activity of NK cells and macrophages; control of helper T cell population balance (Th1=Th2); immunoglobulin class switching of B cells; and the regulation of CD8+ cytotoxic T-lymphocyte responses.

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

TEM-GBM 001 Study Design.

Our study aims to evaluate the short-term (up to 90 days) and long-term (up to two years) tolerability and safety of five escalating doses of Temferon in up to 24 patients with uMGMT-GBM and an unmethylated MGMT promoter, following first line radiotherapy.

Initially the study was designed with a dose escalation phase in 15 patients assigned to five cohorts (Part A) to test three different escalating Temferon doses and two different conditioning regimens, with the aim of determining the best Temferon engraftment associated with fewer side effects to be then applied to an expansion phase (Part B) in six additional patients.

Patients in Cohorts one (1), two (2) and three (3) received Temferon dose escalation up to 2 x 106 CD34+ cells/kg (Dose Level 3) and 3 x 106 CD34+ cells/kg as unmanipulated supporter HSPCs. Patients in Cohorts four (4) and five (5) were infused with Temferon Dose Level 3 but received 2 x 106 CD34+ cells/kg and were conditioned with two different conditioning regimens (BCNU & thiotepa for Cohort 4, also utilized in Cohort 1-3 and Busulfan & Thiothepa for Cohort 5).

Based on the results collected in Part A of the study, we have amended the dose ranging part of the study to add three additional dose escalation Cohorts (numbers six (6), seven (7) and eight (8)). The Clinical Protocol amendment was submitted on July 20th, 2021, to the Italian Competent Authorities, and approved by AIFA in September 2021.

As per the submitted clinical protocol amendments, three (3) patients in Cohort 6 were conditioned with BCNU and Thiotepa and received 2 x 106/kg supporter HSPCs and a Temferon dose of 3 x 106 cells/kg. Three patients in Cohort 7 were conditioned with Busulfan alone and received 3 x 106/kg supporter HSPCs and a Temferon dose of 3 x 106 cells/kg. As of March 22, 2024, three patients were enrolled in Cohort 8 with two of the patients infused with 3 x 106/kg supporter HSPCs and a Temferon dose of 4 x 106 cells/kg. The third patient of Cohort 8 will be infused when the patient completes six weeks of radiotherapy. The review of the safety, tolerability and biological data from the 24 patients of Part A of the study will determine if three additional patients will be tested as part of the transition to the Phase 2 part of the study.

The figure below represents the TEM-GBM 001 study design with the key inclusion criteria. The study EudraCT Number is 2018-001404-11 and can be found at clinicaltrialsregister.eu/ctr-search/trial/2018-001404-11/IT.

Preliminary Interim Results.

We designed the TEM-GBM 001 study to: (i) obtain rapid accrual of patients (ii) assess the safety profile of Temferon, (iii) identify the optimal dose, and (iv) measure the biological activity of Temferon on those patients who progress to the point of requiring a second surgery.

We designed our study anticipating that patients receiving lower doses of Temferon could progress to the point of needing a second surgery, which is often necessary in GBM patients. A second surgery provides the only source of GBM specimens post treatment to evaluate the biological activity of Temferon and to evaluate its mechanism of action in patients. We enrolled our first patient in April 2019, and as of March 22, 2024, we had dosed 23 patients, from Cohort 1 to 8. We expect to complete the dosing of the last patient in Cohort 8 by the end of the second quarter of 2024.

Overview

There have been no dose limiting toxicities identified in our clinical study to date. All patients showed rapid engraftment and hematological recovery after administering the sub-myeloablative conditioning regimens (Busulfan BCNU + Thiotepa, Busulfan and Thiothepa or Busulfan alone). Evidence of presence and persistence of Temferon-derived differentiated cells is assessed by measuring the vector genomes in the DNA of peripheral blood and bone marrow cells (absolute number quantified by ddPCR). The vector copy number (“VCN”) positive cells were present within 14 days post treatment and were detectable, albeit at lower levels, in the long-term (up to 23 months, the last measured timepoint to date).

We also detected very low concentrations of IFN-α in the plasma and cerebrospinal fluid, suggesting the transgene expression control mechanism may be working as intended by limiting systemic IFN-a exposure.

Serious adverse events have mainly been attributed by the Investigator to the effects of the conditioning regimen (pneumonia, pulmonary embolism, febrile neutropenia, fatigue, C.diff infection, CMV reactivation, sepsis) or disease progression (worsening left hemiparesis, seizure, brain abscess, sudden death). Three instances of elevated gamma glutamyl transferase (“GGT”) have been observed: two mild cases attributed to chemotherapy and HSPC harvesting, each of which has resolved; and one case occurring at D+78 following Temferon administration, which was classified as a suspected unexpected serious adverse reaction (“SUSAR”) possibly related to Temferon, and which has also resolved. Seventeen deaths have been reported as of September 12th 2023, with six patients out of the 23 treated remaining alive. The median overall survival is 17 months following initial surgery.

Serious adverse events that have occurred in this study have largely been related to the conditioning chemotherapy used (for example infections, neutropenia, deterioration in physical condition, and thromboembolism), or due to disease progression (for example seizures and neurological complications).

One serious and unexpected adverse event, attributed to Temferon, occurred at Day +79 post Temferon administration and was reported as persistently elevated gamma glutamyltransferase.

The patient subsequently recovered from this event and is one of the long term survivors in the study.

The evaluable disease status as assessed by immunotherapy response assessment for neuro-oncology (“iRANO”) criteria], the last evaluable time point for the first 15 treated patients (prior to death, where applicable), was as follows: six patients had shown stable disease (“SD”), two patients had demonstrated partial response, seven patients had shown progressive disease (“PD”). For reference, The iRANO guidelines specifically address interpretation of initial progressive imaging findings in the context of neuro-oncology patients with a goal of decreasing the likelihood of premature discontinuation of potentially beneficial therapies while ensuring maximum patient safety. iRANO empirically stipulates a three -month window for confirmation of progression on follow-up imaging, and further advises that progressive imaging changes beyond six months after immunotherapy initiation are more likely true tumor progression.

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

Two patients in Cohort 6 died; one 424 days from 1st surgery, and the other 162 days from 1st surgery. The 3rd patient is alive and stable. The three patients of Cohort 7 are alive, the first had evidence of disease progression immediately after receiving Temferon and subsequently underwent a second surgery. The other two patients in Cohort 7 have no evidence of disease progression.

We believe these results align with our preclinical data and suggest the immune activation effects of Temferon. Specifically, the preliminary interim results, including the tumor analysis conducted after second surgery described above, provide biological evidence to support the hypothesis that cellular and molecular changes were triggered by Temferon in uMGMT-GBM patients despite the low dose administered. We have yet to reach the maximum tolerated dose of Temferon and as outlined in our study protocol, we will be increasing the dose in Cohorts 6, 7 and 8.

TEM-GBM Clinical Development Plan

We plan to use the results of our TEM-GBM Phase 1/2a study (NCT03866109) to support a Clinical Trial Application to be conducted in Europe, a multicenter Phase 2 study in uMGMT-GBM, which we currently intend to conduct primarily in Italy. In advance of our CTA submission and not required for our European trial, we have submitted a pre-IND meeting request to the FDA and received written responses from the Agency in the third quarter of 2021 regarding the proposed Phase 2 clinical study design and drug product manufacturing strategy. The plans for the Phase 2 clinical study and drug product manufacturing strategy will be informed by the Agency comments. We intend to submit the CTA for a Temferon Phase 2 study for uMGMT-GBM patients by the fourth quarter of 2024. The Phase 2 study will evaluate the safety, tolerability, biological reprogramming of the tumor microenvironment in Temferon treated patients compared to the current standard of care, with primary endpoints, of PFS and mOS. We are also working with our current CMO and potentially other CMOs based in the U.S. to manufacture and to supply Temferon in the U.S. for our larger trials to be conducted after the completion of our Phase 2 study.

Key components of the anticipated clinical trial are as follows:

●	Multicenter study evaluating Temferon for safety, tolerability and efficacy compared to the current standard of care;

●	Enrollment and treatment of up to 27 patients with newly diagnosed and recurrent uMGMT-GBM;

●	PFS and mOS as co-primary study endpoints

The study design as discussed with FDA at the Pre-IND meeting may be subject to modifications. In 2023 the U.S. Food and Drug Administration (FDA) and the European Commission have each granted Orphan Drug Designation (“ODD”) to Temferon for the treatment of glioblastoma multiforme.

Second Solid Tumor Indication

We are also evaluating advanced genitourinary malignancies like metastatic renal cell carcinoma (“mRCC”) and bladder cancers as a potential second solid tumor to be investigated. Renal cell carcinoma (“RCC”) and bladder cancer are cancers affecting the genito-urinary system. We are choosing to pursue both of these indications for similar reasons as the uMGMT-GBM indication, namely:

●	High unmet medical need and market opportunity. The prognosis for patients with advanced genitourinary malignancies remains poor.

●	Suitable tumor microenvironment. Both mRCC and bladder cancer are characterized by an immunotherapy-responsive tumor microenvironment. Moreover, in renal cell carcinoma TEMs play a key role.

●	IFN-α and advanced genitourinary malignancies. Both mRCC and bladder cancer have been demonstrated to be exquisitely sensitive to IFN-α treatment. Almost 15 years ago, immunotherapy with IFN-α or interleukin-2 pioneered the systemic treatment of RCC. UC IFN-α as an intravesical therapy has been evaluated over many decades with variable results which we believe were largely due to the short drug exposure time rather than inherent lack of the cytokine anti-tumor activity. Very recently, the targeted delivery of IFN-α by an in vivo gene therapy approach in BCG-unresponsive non-muscle invasive bladder cancer resulted in relevant clinical benefit and led to the FDA market approval of Adstiladrin®.

●	Market Opportunity. Based on currently available treatments, the 2023 RCC market for therapeutics is approximately USD$8.1 billion and is projected to grow 5.1% annually, reaching $12.7 billion in 2032, while the market value for treatments for bladder cancer are expected to hit USD$7.52 billion by 2029. We believe a novel therapeutic which demonstrates improvement over existing therapies would have the potential to meaningfully grow the market size.

Disease Overview

Renal Cell Carcinoma (RCC):

Renal cell carcinoma accounts for over 80% of primary renal malignancies, with clear cell RCC being the most common (75% of all parenchymal renal malignancies).

Combination therapy (dual IO or an IO plus VEGF-TKI) is now recommended as first-line therapy. The treatment choice in the second and subsequent lines depends on the regimens received in prior lines, usually avoiding rechallenging a patient with the same agents. The second-line setting is dominated by the use of single-agent TKIs, (cabozantinib or pazopanib) and lenvatinib combined with the everolimus (mTOR inhibitor). Other treatments include the TKIs sunitinib and sorafenib, and the mTOR inhibitor temsirolimus. Single-agent nivolumab is approved for second-line treatment, but is used mainly for patients who did not receive an ICI in the first line. A hypoxia-inducible factor 2α (HIF2α) inhibitor, belzutifan, is approved for treating patients with RCC with VHL disease (3–6% of RCCs) who do not require immediate surgery. Multiple phase III trials are ongoing to expand its label in RCC, including in late-line advanced or metastatic settings and in combination with other approved targeted therapies in the adjuvant and first-line settings.

Urothelial Carcinoma (UC):

UC is the ninth most common malignancy globally and more than 90% of cases arise from the bladder with the remainder located in the ureters, renal pelvis, and very rarely, the urethra.

Platinum-based (cisplatin or carboplatin) combination chemotherapy remains the standard first-line treatment for advanced/metastatic UC. Recent approvals of anti-programmed cell death protein 1 (PD-1)/programmed death-ligand 1 (PD-L1) IO have improved the medicines, equipment and techniques available to medical practicioners to treat advanced UC. The antibody-drug conjugate (ADC) enfortumab vedotin, comprised of a microtubule-disrupting agent, monomethyl auristatin E (MMAE), coupled by a fully human immunoglobulin G, monoclonal antibody (mAb) targeting Nectin-4, recently received approval in the U.S. and E.U. for the treatment of patients with locally advanced or metastatic UC who have previously received an anti-PD-1 or PD-L1 IO and a platinum-containing chemotherapy in the neo-adjuvant/adjuvant, locally advanced, or metastatic setting.

Our Solution

Similar to the results we have observed to date for Temferon for the treatment of GBM, we believe that Temferon may have the ability overcome certain of the limitations of the current standard of care for the treatment of RCC and UC that are not curative/resolutive by stopping/delaying disease progression.

Clinical Development of Temferon in advanced genitourinary malignancies

Second Solid Tumor Study Design

We have engaged RCC and bladder cancer key opinion leaders to help define an appropriate Phase 1/2 study design for Temferon in these indications.

Subject to the final trial design, we expect that patients in a Phase 1/2 study will be administered Temferon following a substantially similar process as our TEM-GBM trial, namely: (i) HSPCs harvesting, (ii) bridging therapy concomitant to Temferon manufacturing, (iii) administration of the conditioning regimen followed by Temferon infusion, and (iv) 2-years of follow-up.

Additional Pipeline Pre-Clinical Programs

Our platform technology was designed to be flexible so that it can be adapted to potentially treat a variety of cancers. We believe that Temferon, in combination with a variety of current existing therapeutics, has the potential to enhance overall efficacy because its mechanism of action is intended to abrogate tumor induced tolerance. Additionally, we are developing a second-generation platform which is designed to release our therapeutic payload “on demand”. Finally, our proprietary platform is designed to control the expression of a potentially wide variety of therapeutic payloads we may choose for different targets.

Combination Treatment

While therapies to treat several types of cancers, such as ICI, CAR-T and TCR, are rapidly transforming the practice of medical oncology, clinical data point to the risk of late relapses after treatment with these therapeutics. Thus, the data suggest that the durability of the response to these therapies remains a significant challenge. We believe that the potentially agnostic nature of Temferon, its activity observed in our clinical trials to date, which includes the abrogation of tumor induced tolerance, and its potentially synergistic mechanism of action, makes it a suitable candidate to be considered for combination treatments. Specifically, Temferon may be a good candidate to be used in combination with other immune-oncology drugs, such as CAR-T and ICI, to extend the durability of the response in very aggressive tumors. We believe that this additional Temferon application is supported by the promising results coming from the combination studies performed using Temferon with CAR-T, TCR and ICI in our pre-clinical programs as discussed below.

In preclinical studies conducted in the laboratories of our founders, Professor Luigi Naldini and Dr. Bernhard Gentner, Temferon was evaluated in combination with CAR T, TCR-edited T cells directed against tumor-associated antigens and immune checkpoint blockers. The results showed promising additive-to-synergistic anti-tumor activity in leukemia experimental models (Escobar et al., Nature Communication 2018), glioblastoma models, and multiple myeloma mouse models. Specifically, a CD19 CAR-T approach in a leukemia mouse model had a detectable, but not significant, effect on the tumor burden. However, when used in combination with Temferon, the combination treatment resulted in a significant inhibition of the hematological malignancy, with a significant fraction of CAR-T/Temferon treated mice surviving to the latest timepoint of analysis. Similarly, the combination of IFN gene therapy to α-CTLA4, an immune check point blocker, or adoptive T cell therapy, significantly improved the survival of the mice (Escobar et al., Nature Communication 2018). Further, in a multiple myeloma mouse model, Temferon was administered in combination with human TCR-edited T cells directed against NY-ESO1 and anti-myeloma drugs. The combination approach showed promising additive-to-synergistic effects without exacerbating hematologic or systemic toxicities. These results lead us to believe that IFN gene therapy might also boost the efficacy of other immunotherapies.

Switchable Platform

Our founders are developing a second-generation platform designed to release the therapeutic payload “on demand” to potentially allow in vivo control of its efficacy. Potential advantages of this application include (i) broadening the clinical application to patient populations with more favorable pre-treatment prognoses; (ii) control of long-term side effects that may arise from the chronic exposure to immunostimulatory molecules and (iii) the ability to activate the immune system on demand to recognize tumors based on clinical need.

An inducible version of the IFN-α payload has been generated by fusing the protein with a destabilizing domain (DD), which targets the protein to proteasomal degradation, unless a small molecule ligand binding to the DD and stabilizing it, is administered. The optimized fusion construct is delivered by the TEM platform and the exogenous administration of the ligand switches on its secretion within the tumor. The results from experiments performed in the laboratory of Professor Naldini with a glioblastoma mouse model showed similar anti-tumor activity of the inducible and wild-type IFN payload. Moreover, the inducible construct allows switching of IFN release upon tumor clearance (manuscript to be submitted for publication). We plan to use our second generation platform carrying an IFN-α payload in combination with CAR T cells to target glioblastoma-associated antigens or immune checkpoint blockers in an experimental tumor model in mice.

Other Payloads

Our platform is designed to allow the control of the expression of any payload we use. Similar to IFN-α, there are several alternative payloads with immunotherapeutic properties that were previously systemically delivered to patients but were discontinued due to significant toxicity that prevented the drug from reaching therapeutic dosages (e.g. TNF-Alpha). Because we believe that our first- and second-generation platforms may have the ability to overcome certain limitations associated with systemic administration, we are testing them with additional payloads such as IFN-Gamma, IL-12 and TNF-Alpha. Because each payload triggers a unique biological response, we believe our platform may enable a personalized treatment approach.

Additional immune activating cytokines have been tested for TEM-mediated gene-based delivery to tumor models in mice. Current pre-clinical results suggest the feasibility and specificity of tumor-targeted delivery of IFN-Gamma and TNF-Alpha and further support our hypothesis that the specific transcriptional and microRNA regulated expression of the payload prevents toxicity. Data generated in the laboratory of our founders in a leukemia model showed that IFN-Gamma but not TNF-Alpha mediates anti-tumor activity when delivered ex vivo. Further ex vivo studies showed enhanced anti-tumor activity upon combined delivery of two cytokines by the TEM-based platform.

Moreover, experiments conducted with our second-generation inducible platform expressing IL-12 support the hypothesis that our proprietary transcriptional and microRNA regulated expression of the payload may prevent or limit toxicity. Indeed, IL-12 is a potent cytokine that must be kept within a therapeutic dose range to prevent toxicity. Targeted delivery and anti-tumor activity of the new inducible payload are being investigated (abstracts presented at EACR in June 2021; at ASGCT 2021 in May 2021; and manuscript submitted). The laboratory of Professor Naldini plans to test the combination of TEM-mediated gene-based delivery of inducible Il-12 or additional inducible payloads with CAR-T, TCR and ICI in experimental murine tumor models.

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

Overview of Temferon manufacturing Process

We have entered into agreements with AGC Biologics to manufacture our LVV and certain drug products for our ongoing clinical programs in Italy. AGC Biologics is a leading global contract development and manufacturing organization (“CDMO”), providing world-class development and manufacture of mammalian and microbial-based therapeutic proteins of plasmid DNA and, with the acquisition of Molecular Medicine S.p.A. (“MolMed”), of viral vectors and genetically engineered cells. MolMed S.p.A. is recognized as the leading cell and gene therapy CDMO focused on research, development, production and clinical validation of cell and gene therapies for the treatment of cancer and rare diseases. Indeed, Strimvelis, the first ever market approved ex-vivo gene therapy for children, was developed and is still currently manufactured by AGC Biologics (formerly MolMed). Accordingly, Orchard Therapeutics (NasdaqGS: ORTX) in July 2020 renewed their collaboration agreement with AGC which will continue to support activities related to the development and manufacturing of vectors and drug products for several of Orchard’s investigational ex-vivo hematopoietic stem cell (HSC) gene therapies in the upcoming years, including the recent E.U. market authorized gene therapy drug Libmeldy.

AGC Biologics Headquarters and Capabilities

Our agreements with AGC (including MolMed) establish agreed-upon timelines for purchase order submissions and manufacturing date changes/cancellation. The agreements also set milestones both during the clinical phase and any future commercial phase of our product candidates and for technology transfer if required, as well as customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach or upon the other party’s insolvency. AGC Biologics facility in Milan, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another U.S.-based CMO.

Government Regulation

Government authorities in the U.S., at the federal, state and local levels, and in other countries and jurisdictions, including the E.U., extensively regulate, among other things, the research, development, testing, manufacture, sales, pricing, reimbursement, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Approval and Regulation of Drugs in the United States

In the U.S., drug products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act (“PHSA”). Drug products are also subject to other federal, state and local statutes and regulations. A failure to comply with any applicable requirements during the product development, approval, or post-approval periods may lead to administrative or judicial sanctions, including, among other things, the imposition by the FDA or an institutional review board (“IRB”) of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal oDRf approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, or administrative, civil and/or criminal investigation, penalties or prosecution.

In the U.S., all of our product candidates are regulated by the FDA as biologics. Biologics require the submission of a BLA and approval by the FDA prior to being marketed in the U.S. Manufacturers of biologics may also be subject to state and local regulation.

The steps required before a biologic may be marketed in the U.S. generally include:

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

Clinical Trials

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators. Clinical trials are subject to extensive regulation and must be conducted in compliance with (i) federal regulations, (ii) GCP standards, which set safeguards to protect the rights and health of patients and establish standards for conducting, recording data from, and reporting results of clinical trials, and (iii) protocols detailing, among other things, the objectives of the trial, subject selection and exclusion criteria, the parameters and criteria to be used in monitoring safety, and the effectiveness criteria to be evaluated, if any. Foreign studies conducted under an IND generally must meet the same requirements that apply to studies being conducted in the U.S. The informed written consent of each study patient must be obtained before the patient may begin participation in the clinical trial. The study protocol, study plan, and informed consent forms for each clinical trial must be reviewed and approved by an IRB for each clinical site, and the study must be conducted under the auspices of an IRB for each trial site. Investigators and IRBs must also comply with FDA regulations and guidelines, including those regarding oversight of study patient informed consent, complying with the study protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting of adverse events. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

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

The decision to suspend or terminate development of a product candidate may be made by either a health authority body, such as the FDA, by an IRB, or by a company for various reasons and during any phase of clinical trials. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. In some cases, clinical trials are overseen by a data safety monitoring board, which is an independent group of qualified experts organized by the trial sponsor to evaluate at designated points in time whether or not a trial may move forward and/or should be modified. These decisions are based on unblinded access to data from the ongoing trial and generally involve determinations regarding the benefit-risk ratio for study patients and the scientific integrity and validity of the clinical trial.

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

Biologics License Applications

In order to obtain approval to market a biologic in the U.S., a BLA must be submitted to the FDA that provides data establishing the safety and effectiveness of the product candidate for the proposed indication. The BLA includes all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a product candidate, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the product candidate to the satisfaction of the FDA.

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

Orphan Drug Designation

The FDA may grant orphan drug designation to biologics intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the U.S. or a disease or condition that affects 200,000 or more individuals in the U.S. but there is no reasonable expectation that the cost of developing and making the biologic would be recovered from sales in the U.S. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the U.S., orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax credits for certain research and user fee waivers under certain circumstances. In addition, if a company receives the first FDA approval of a drug or biologic for the indication for which it has orphan drug designation, the product is entitled to seven years of orphan exclusivity, which means the FDA may not approve any other application for the “same” drug or biologic for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. The FDA can revoke a product’s orphan drug exclusivity under certain circumstances, including when the product sponsor is unable to assure the availability of sufficient quantities of the product to meet patient needs. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition.

In the EEA, the criteria for designating an “orphan medicinal product” are similar in principle to those in the U.S. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it meets the following criteria: (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating conditions; (b) either such condition that affects no more than five in 10,000 people in the E.U.; or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the E.U. to justify the investment needed for its development; and, (c) there exists no satisfactory method of diagnosis, prevention or treatment of the condition concerned, or, if such a method exists, the medicinal product would be of significant benefit to those affected by the condition. The application for orphan designation must be submitted to the EMA and approved by the European Commission before an application is made for marketing authorization for the product. Once designated, orphan medicinal product designation also entitles a party to financial incentives such as reduction of fees or fee waivers. Moreover, ten years of market exclusivity is granted, if the product continues to be designated as an orphan medicinal product upon grant of the marketing authorization. During this ten-year period, with a limited number of exceptions, neither the competent authorities of the E.U. Member States, the EMA, or the European Commission are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same therapeutic indication. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this latter product is demonstrated to be safer, more effective or otherwise clinically superior to the original orphan medicinal product. This period of market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it can be demonstrated on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Expedited Programs in the United States and Other Jurisdictions

In the U.S., the FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. A product may be granted fast track designation if it is intended for the treatment of a serious or life-threatening condition and demonstrates the potential to address unmet medical needs for such condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. With fast-track designation, the sponsor may be eligible for more frequent opportunities to obtain the FDA’s feedback. Another benefit of fast-track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. Even if a product candidate receives fast track designation, the designation can be rescinded and provides no assurance that a product will be reviewed or approved more expeditiously than would otherwise have been the case, or that the product will be approved at all.

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

Under the 21st Century Cures Act, a drug is eligible for regenerative medicine advanced therapy (“RMAT”) designation if (i) the drug is a regenerative medicine therapy, which is defined by FDA to include cell therapy, therapeutic tissue engineering product, human cell and tissue product, any combination product using such therapies or products, and certain human gene therapies and xenogeneic cell products, except for human cells, tissues, and cellular and tissue-based products that are regulated solely under Section 361 of the Public Health Service Act and part 1271 of Title 21, Code of Federal Regulations; (ii) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. An RMAT designation include all the benefits of the fast track and breakthrough therapy designation programs, including early interactions with FDA, and the potential to support accelerated approval and address post-approval requirements. An RMAT designation request should be submitted with the IND or after and, ideally, no later than the end-of-phase 2 meeting. Even if a product candidate receives RMAT designation, the designation can be rescinded and provides no assurance that a product will be reviewed or approved more expeditiously than would otherwise have been the case, or that the product will be approved at all.

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

Patent Term Restoration and Extension

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension. The provisions of the Drug Price Competition and Patent Term Restoration Act, informally known as the Hatch-Waxman Act, permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

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

Health Care Laws and Regulations

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, directly or indirectly, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

●	the FCPA which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

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

Pharmaceutical Insurance Coverage and Health Care Reform

In the U.S. and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of drug products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of such product will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

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

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the U.S.

In March 2010, the U.S. Congress enacted the PPACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs. The PPACA effected the following changes of importance to our potential product candidates:

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

Other legislative changes have been proposed and adopted in the U.S. since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Review and Approval of Medicinal Products in Europe

In order to market any medicinal product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of medicinal products. Whether or not it obtains FDA approval for a product candidate, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Some countries outside of the U.S. have a similar process that requires the submission of a CTA much like the IND prior to the commencement of human clinical trials. In the E.U., for example, a CTA must be submitted to the national competent authorities of the E.U. Member States where the clinical trial is conducted and to an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

In April 2014, the E.U. adopted a new Clinical Trials Regulation (E.U.) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the E.U. Specifically, the new regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each E.U.. Member State is required), aims at simplifying and streamlining the approval of clinical trials in the E.U.. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized E.U. portal and database for clinical trials foreseen by the new Clinical Trials regulation, through an independent audit. In January 2022, the Clinical Trials Regulation entered into application harmonizing the submission, assessment and supervision processes for clinical trials in the E.U.

Clinical Trial Regulations in Italy

Under the E.U. and E.U.-member country legislation, any application for marketing authorization must be accompanied by the results of clinical trials conducted in accordance with applicable regulations. A unified regulation on clinical trial procedures has been approved (E.U. Reg. 536/2014), but is not yet effective. The currently applicable rule is E.U. Directive 2001/20, as implemented in the various E.U. member countries from time to time through national laws and regulations.

We are currently conducting or planning Phase 1/2a clinical trials on Temferon in Italy, in accordance with the specific regulations applicable to such early-phase trials. As discussed elsewhere in this report, we are currently conducting our TEM-GBM 001 study on UMGMT-GBM patients and plan to start new ones on hepatic tumor (HCC and IHC) in the near future by means of appropriate application to the Italian Regulatory Authority (“AIFA”).

The applicable Italian regulation is the Decree of April 27, 2015 of the Ministry of Health, providing a precise sequence of approvals for the start of Phase I studies and subsequent amendments to the related protocols. According to such Decree, an initial request must be submitted to AIFA seeking a technical-scientific opinion of Istituto Superiore di Sanità (ISS), acting on behalf of AIFA, on the admissibility of the request. Upon the favorable opinion of ISS, AIFA issues an authorization to proceed with the planned study, and the rules generally governing the conduct of clinical trials (Legislative Decree 211 of June 24, 2003, implementing in Italy E.U. Directive 2001/20, Decree of December 17, 2004 of the Ministry of Health for non-profit studies, plus procedural rules such as the Decree of December 21, 2007, so called “CTA decree”, for the prescribed formats), are of application.

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

Now that the United Kingdom (which comprises Great Britain and Northern Ireland) has left the E.U., Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January 1, 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the United Kingdom medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

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

Advertising, Promotion and Compliance

In the E.U., the advertising and promotion of our products will also be subject to E.U. laws and E.U. Member States’ national laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. The SmPC forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off -label promotion and is prohibited in the E.U. The applicable laws at the E.U. level and in the individual E.U. Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the E.U. could be penalized by administrative measures, fines and imprisonment. As the United Kingdom medicinal products legislation is still largely based on E.U. legislation, the promotion of prescription-only medicines to the public and promotion of medicinal products not in compliance with the SmPC are both also prohibited under United Kingdom law.

During all phases of development (pre- and post-marketing), failure to comply with applicable regulatory requirements may result in administrative or judicial sanctions. These penalties could include the imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, product detention or refusal to permit the import or export of products, injunctions, fines, civil penalties, or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

Regulatory Data Protection in the EEA

In the EEA, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s data when applying for a generic or biosimilar marketing authorization for a period of eight years from the date on which the innovator’s product was first authorized in the EEA. During an additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted and authorized, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the E.U. market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on a marketing authorization application with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EEA Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EEA market (in case of centralized procedure) or on the market of the authorizing EEA Member State within three years after authorization ceases to be valid (the so-called sunset clause).

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

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the EEA is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

●	Compliance with the E.U.’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

●	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable E.U. laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“E.U. cGMP”). These requirements include compliance with E.U. cGMP standards when manufacturing medicinal products and APIs, including the manufacture of API outside of the E.U. with the intention to import the API into the E.U..

●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the E.U. notably under Directive 2001/83EC, as amended, and E. Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the E.U..

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit. Thereafter, on March 29, 2017, the country formally notified the E.U. of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the E.U. took effect on January 31, 2020, however, there was a transition period until December 31, 2020 during which E.U. laws, including in respect of medicinal products, continued to be applicable in the United Kingdom. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from E.U. Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to drug products and the approval of product candidates in the United Kingdom, now that the United Kingdom legislation has the potential to diverge from E.U. legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and approved drug products in the United Kingdom in the long term. The MHRA, the United Kingdom’s medicines and medical devices regulator, has recently published detailed guidance for industry and organizations to follow from January 1, 2021, now the transition period is over, which will be updated as the United Kingdom’s regulatory position on medicinal products evolves over time.

General Data Protection Regulation

The collection, use, disclosure, transfer or other processing of personal data of individuals in the E.U., including personal health data, is governed by the GDPR, which became effective on May 25, 2018. After effectiveness of GDPR, the European data protection law background has been constantly implemented through the activity of the European Data Protection Board (EDPB) concerning the correct interpretation and application of GDPR, as well as through the ruling of the Court of Justice of the E.U. (CJEU). The GDPR and E.U. Member States national data protection legislation, including Italy, are wide-ranging in scope and impose numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing notice to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the E.U., including the U.S. and now – after Brexit – the United Kingdom, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to € 20 million or 4% of annual global revenues, whichever is greater. Concerning the transfer of (pseudonymized) personal data to the U.S., the recent CJEU case C-3111/18, also known as Schremes II, invalidated the European Commission’s adequacy decision for the E.U.-U.S. Privacy Shield Framework, on which the majority of U.S. companies relied to conduct trans-Atlantic trade in compliance with E.U. data protection rules. The decision reinforced the importance of data protection to global commerce and imposed E.U. companies trading with U.S. companies or organizations to rely the transfer of personal data on other legal basis or appropriate safeguards provided for in the GDPR, such as Standard Contractual Clauses (SCC), Binding Corporate Rules (BCR) or derogations for specific situations. In June 2021, the E.U. Commission adopted decisions on the United Kingdom’s adequacy under the E.U.’s GDPR and Law Enforcement Directive (LED). In both cases, the European Commission found the United Kingdom to be adequate. This means that most data can continue to flow from the E.U. and the EEA without the need for additional safeguards.

The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages.

Compliance with the GDPR and all relevant E.U. data protection rules will be a rigorous and time-intensive process that may increase our cost of doing business.

Pricing Decisions for Approved Drug Products

In the E.U., pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the E.U. provides options for the E.U. Member States to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other E.U. Member States allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the E.U. have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the E.U. The downward pressure on health care costs in general, particularly with respect to prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new drug products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced E.U. Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any drug products, if approved in those countries.

Intellectual Property Rights

Our goal is to obtain, maintain and enforce patent protection for our product candidates, formulations, processes, methods and any other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad. However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents.

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

Focus / Family	U.S.	E.U.	Expiration
Gene Vector comprising mi-RNA	USP 10,000,757*	EP 2002003 B1	5/26/2026*
(composition and method of treatment claims)	USP 9,556,438
PCT/IB2006/002266 (WO 2007/000668).	USSN 16/004,394
(pending)

Gene Vector comprising mi-RNA	USP 10,287,579	EP 2424571 B1	4/30/2030
(composition and method of treatment claims)	USP 9,951,328	EP 20167404.1
PCT/IB2010/001166 (WO / 2010/125471)	USSN 16/384,571	(pending)
(pending)

Monocyte Cell (Tie-2) activation process
(composition claims)	USP 7,833,789	-	10/5/2027
USP 7,833,789

Methods for Genetic Modification of Stem Cells	USP 10,617,721*	EP 3060670 B1	10/24/2034*
(method of treatment claims)	USSN 16/827,708	EP 19185334
PCT/IB2014/065594 (WO 2015/059674)	(pending)	(pending)

Vector Production	USP 10,912,824	EP 3169788	7/13/2035
(composition and method of treatment claims)	17/143,953	(pending)
PCT/IB2015/055286 (WO 2016/009326)	(pending)

Type 1 Interferon Gene Therapy	USSN 16/604,484	EP 18724470.2	4/20/2038**
(method of treatment claims)	(pending)	(pending)
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

Collaboration / Licensing

Amended and Restated License Agreement with Ospedale San Raffaele

We entered into an amended and restated license agreement (the “ARLA”) with OSR in March 2023. The ARLA replaced the Company’s original license agreement originally entered into with OSR on December 15, 2014, as subsequently amended on March 16, 2017, February 1, 2019, December 23, 2020, September 28, 2021, January 22, 2022, September 29, 2022 and December 22, 2022 (the “Original OSR License Agreement”).

The effectiveness of the ARLA was subject to Italy’s Law Decree No. 21 of March 15, 2012 (i.e., the Italian Golden Power regulations), as subsequently amended and supplemented, and would not become effective until the applicable Italian governmental authority consented to the ARLA. On April 20, 2023, such consent was received and the ARLA became effective.

Pursuant to the terms of the ARLA, OSR has granted us an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR), sublicensable, worldwide license, subject to certain retained rights, to: (1) certain patents, patent applications and existing know-how for the use in the field(s) of Interferon (“IFN”) gene therapy by lentiviral based- HSPC gene transfer with respect to (a) any solid cancer indication (including glioblastoma and solid liver cancer) and/or (b) any lympho-hematopoietic indication for which we exercise an option (described below); and (2) certain gene therapy products (subject to certain specified exceptions related to replication competent viruses) developed during the license term for use in the aforementioned field(s) consisting of any lentivirals or other viral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-hematopoietic indication means any indication related to lympho-hematopoietic malignancies and solid cancer indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), with each affected human organ counting as a specific solid cancer indication.

The rights retained by OSR, and extending to its affiliates, include the right to use the licensed technology for internal research within the field(s) of use, the right to use the licensed technology within the field(s) of use other than in relation to the licensed products, and the right to use the licensed technology for any use outside the field(s) of use, but subject to the options described below. In addition, we granted OSR a perpetual, worldwide, royalty-free, non-exclusive license to any improvement generated by us with respect to the licensed technology, to conduct internal research within the field(s) of use directly, or in or with the collaboration third parties; and, for any use outside the field(s) of use, in which case the license is sublicensable by OSR. Finally, the world-wide rights for the field(s) of use granted to us regarding the Lentigen know-how are non-exclusive and cannot be sublicensed due to a pre-existing nonexclusive sublicense to these rights between OSR and GlaxoSmithKline Intellectual Property Development Limited.

Pursuant to the ARLA, we have an exclusive option exercisable until April 20, 2026 to any OSR product improvements at no additional cost, which could be useful for the development and/or commercialization of licensed products in the field of use. We also have an exclusive option exercisable until April 20, 2026 (the “LHI Option Period”) to any lympho-hematopoietic indication(s) to be included as part of the field of use, on an indication-by-indication basis, subject to the payment of specified option fees and milestone payments:

●	€1.0 million for the first lympho-hematopoietic indication;

●	€0.5 million for the second lympho-hematopoietic indication; and

●	€0.3 million for the third lympho-hematopoietic indication.

No option fee is due for the fourth lympho-hematopoietic indication and any subsequent lympho-hematopoietic indications.

We have the right to extend the LHI Option Period twice for additional 12-month periods, subject to the payment of specified extension fees.

Prior to the effective date of the ARLA, we paid OSR an upfront fee in amount equal to €250,000 pursuant to the Original OSR License Agreement.

Pursuant to the ARLA, as consideration, we agreed to pay OSR additional license fees equal to up to €875,000 in total, which are payable on April 20, 2023, December 31, 2023, and upon our entering into a sublicense agreement with a third party sublicensee (pursuant to which we are entitled to receive an upfront payment in an amount exceeding a specified threshold from such sublicensee) during the period between September 30, 2022 and April 20, 2028 (with most of these additional license fees being triggered upon our entering into such a sublicense agreement). In addition, we have agreed to pay OSR royalties on a single digit percentage of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. We also agreed to pay OSR a royalty of our net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, MAA approval by a major market country, MAA approval in the U.S., the first commercial sale of a licensed product in the U.S. and certain E.U. countries, and achievement of certain net sales levels.

As part of the ARLA, we have agreed to use reasonable efforts to involve OSR in Phase I clinical trials for licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. We are also obligated to carry out our development activities using qualified and experienced professionals and sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require us to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments).

OSR maintains control of the preparation, prosecution and maintenance of the patents licensed. We are obligated to pay those costs unless additional licensees benefit from these rights, in which case the cost will be shared pro rata. OSR controls enforcement of the patents and know-how rights, at its own expense. In the event that OSR fails to file suit to enforce such rights after notice from us, we have the right to enforce the licensed technology within the field of use. Both we and OSR must consent to settlement of any such litigation, and all monies recovered will be shared, after reimbursement for costs, in relation to the damages suffered by each party, or failing a bona fide agreement between us and OSR, on a 50% - 50% basis.

The ARLA expires upon the expiry of the “Royalty Term” for all licensed products and all countries, unless terminated earlier. The Royalty Term begins on the first commercial sale of a licensed product in each country, on a country by country basis, and ends upon the later of the (a) expiration of the commercial exclusivity for such product in that country (wherein the commercial exclusivity refers to any remaining valid licensed patent claims covering such licensed product, any remaining regulatory exclusivity to market and sell such licensed product or any remaining regulatory data exclusivity for such licensed product), and (b) 10 years from the first commercial sale of such licensed product in such country.

The parties may terminate the agreement in the event the other party breaches its obligations therein, which termination shall become effective 60 business days following written notice thereof to the breaching party. The breaching party shall have the right to cure such breach or default during such 60 business days. OSR may terminate the agreement for failure to pay in the event that we fail to pay any of the upfront payment, additional license fees, sublicensing income or milestone payments within 30 days of due dates for each. In addition, OSR may terminate (with a 60-business-day prior written notice) our rights as to certain fields of use for our failure to achieve certain development milestones for specified licensed products within certain time periods, which may be subject to extension. In addition, OSR may terminate the agreement in the event that commercialization of a licensed product is not started within 24 months from the grant of both (i) the MAA approval and (ii) the pricing approval of such licensed product, provided that such termination will relate solely to such licensed product and to such country or region to which both such MAA approval and pricing approval were granted.

On September 28, 2023, we entered into an amendment to the ARLA, whereby we and OSR agreed that we had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA (as defined below). Furthermore, the amendment provides that we and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsor research agreement with regards to Candidate Products 2, OSR granted us an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and our fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by us.

Sponsored Research Agreement

On August 1, 2023, we entered into a Sponsored Research Agreement (“CP1 SRA”), which was contemplated under the ARLA, pursuant to which we will fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research projects, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform us and provide an estimate for completing the research. As of December 31, 2023, we have recorded and paid €250,000 for the CP1 SRA studies to date.

During the period from the date of execution from the CP1 SRA until six months from the last report delivered to us under the CP1 SRA (the “CP1 Option Period”), we have the exclusive option to include certain intellectual property related to Candidate Products 1 and Candidate Products 1 as part of the licensed patents and licensed products under the ARLA. To exercise this option, we must pay an option exercise fee. We also have the right to extend the CP1 Option Period twice for additional 24-month periods. The extension requires payment of an extension fee for each 24-month extension.

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

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business and have not been notified of any claims in respect thereof.

C. Organizational Structure

Genenta Science S.p.A. owns 100% of Genenta Science, Inc.

D. Plants, Property and Equipment

Our corporate headquarters is located in Milan, Via Olgettina 58 within OSR - San Raffaele Hospital, Italy, where we lease approximately 51 square meters of office space (three (3) offices). The lease commenced in January 2020 and has a six (6) year initial term. It will expire on December 1st, 2025, and may be renewed for an additional six (6) years. We also have an office in a co-working space located in Alexandria Center - LaunchLabs, 430 East 29th Street, New York, NY. We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative office will be available as required in the future on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

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

Since our inception in 2014, we have devoted substantially all our resources to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs and planning for eventual commercialization. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sales of equity securities, which through December 31, 2023, aggregated gross cash proceeds of approximately €67 million.

We do not have any products approved for sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates and programs. Our net losses for the years ended December 31, 2023, 2022 and 2021 were approximately €11.6, €8.5, and €5.5 million, respectively. At December 31, 2023, we had an accumulated deficit of approximately €46.9 million. Substantially all our operating losses resulted from costs incurred in connection with our research and development activities, including preclinical and clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses for at least the next several years as we advance our product candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Furthermore, we expect to continue incurring additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance, and other expenses.

As a result, for our long-term strategy, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations with proceeds from outside sources, with most of such proceeds to be derived from sales of equity securities, including the net proceeds from our IPO and follow-on offerings. We also plan to pursue additional funding from outside sources, including but not limited to our entry into or expansion of new borrowing arrangements; research and development incentive payments, government grants, pharmaceutical companies, and other corporate sources; and our entry into potential future collaboration agreements with pharmaceutical companies or other third parties for one or more of our programs. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and eventual commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

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

As of December 31, 2023, we had cash and cash equivalents and marketable securities of approximately €18.8 million. We believe that our existing cash and cash equivalents as of December 31, 2023, will enable us to fund our operating expenses and capital expenditure requirements for more than the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.” To finance our continuing operations, we will need to raise additional capital, which cannot be assured.

COVID-19 Update

The global healthcare community continues to monitor and respond to the coronavirus (COVID-19) outbreak, including its ongoing variants. In February 2020, the COVID-19 pandemic commenced in Italy. Regulatory guidance was issued in March 2020 and updated in April 2020 relating to the management of clinical trials during the pandemic. In May 2023, the World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency and the pandemic was officially over; however, as the global healthcare community continues to respond to COVID-19 and its variants, COVID-19 remains a public health priority We have not experienced significant interruptions related to COVID-19. In the future, we may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with the clinical trials of our product candidates. We continue to monitor this evolving situation and the potential impact on us.

Components of Operating Results

Revenue

We have not generated any revenue since inception and do not expect to generate any revenue from the sale of products in the near term until we obtain regulatory approval of, and commercialize, our product candidates.

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

We expense research and development costs as incurred. These expenses consist of costs incurred in connection with the development of our product candidates, including:

●	license fees and milestone payments incurred in connection with our license agreements;

●	expenses incurred under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), as well as investigative sites and consultants that conduct or support our clinical trials, preclinical studies and other scientific development services;

●	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials and (in due course) commercial materials, including manufacturing validation batches;

●	employee-related expenses, including salaries, social security charges, related benefits, severance indemnity in case of termination of employees’ relationships, travel and share-based compensation expense for employees engaged in research and development functions and consulting fees;

●	costs related to compliance with regulatory requirements; and

●	facilities costs, depreciation, and other expenses, which include rent and utilities.

Our research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs, and central laboratories in connection with our preclinical development, process development, manufacturing, and clinical development activities. Our research and development expenses by program also include fees incurred under license agreements, as well as option agreements with respect to licensing rights. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We primarily use internal resources to oversee research and discovery activities as well as for managing our preclinical development, process development, manufacturing, and clinical development activities. These employees work across programs, and therefore, we do not track their costs by program. We elected to present the research and development expenditure net of research and development tax credit on the statements of operations and comprehensive loss. However, not all our research and development expenses are allocated by program:

	Year Ended December 31,
	2023	2022	2021
	(in Euros)
Direct research and development expenses by program:
TEM-GBM	€1,331,166	€984,458	€879,005
TEM-MM	—	1,331	5,800
Unallocated costs:
Personnel (including share-based compensation)	1,113,489	992,281	499,849
Consultants and other third party	305,289	544,634	772,815
Materials & supplies	3,639,920	2,790,982	1,231,019
Travel & entertainment	44,242	—	596
Other	40,335	25,276	1,593

Total research and development expenses	€6,474,441	€5,338,962	€3,390,677

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials; however, manufacturing costs in earlier-stage clinical trials tend to be higher due to the high cost associated with scaling up the manufacturing process and the smaller number of patients over which to spread those costs. We expect that our research and development expenses, which includes our clinical costs, will increase substantially over the next several years, particularly as we increase the number of patients treated in our clinical trials, as well as due to increases in personnel costs, including share-based compensation, contractor costs and facilities costs, as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements to acquire the rights to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the scope, progress, outcome, and costs of our preclinical development activities, clinical trials and other research and development activities;

●	any lingering impact from the COVID-19 pandemic on our preclinical development activities, clinical trials and other research and development activities;

●	establishing an appropriate safety profile with IND-enabling studies;

●	successful patient enrollment in, and the design, initiation and completion of, clinical trials;

●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	establishing and maintaining clinical and commercial manufacturing capabilities or making arrangements with third party manufacturers;

●	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	significant and changing government regulations;

●	qualifying for, and maintaining, adequate coverage and reimbursement by the government and other payors for any product candidate for which we obtain marketing approval;

●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

●	addressing any competing technological and market developments; and

●	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect, or be forced by regulatory authorities, to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if AIFA, EMA, FDA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in or treatment as part of any of our ongoing and planned clinical trials for any reason, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and consulting fees, related benefits, travel, and share-based compensation expense for personnel in executive, finance, and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting, and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will continue to incur additional accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as legal, investor and public relations expenses associated with being a public company. Additionally, if we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and other expense in order to perpare for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other Income (Expense)

Other income (expense) consists primarily of interest income/(expense), foreign exchange income/(loss). For the year ended December 31, 2023, the net balance of other income/(expense) amounted to approximately €87,000 and mainly related to net financial interest income of approximately € 309,000, net unrealized foreign exchange losses of approximately € (257,000), and net realized foreign exchange gain of approximately €40,000.

For the year ended December 31, 2022, other income (expense) consisted primarily of a tax benefit approved by the Italian Tax Agency of €180,000 related to the allowance for corporate equity (“ACE”), and financial fees reimbursement of approximately €28,000.

For the year ended December 31, 2021, we accrued an award of €150,000 given to the Company by international institutions for the successful results achieved in clinical trials.

Income taxes

We are subject to taxation in Italy and the U.S. Taxes are recorded on an accrual basis. These taxes therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. Due to the tax loss position reported, no income taxes were due for the years ended December 31, 2023, 2022 and 2021.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view regarding to future realization of deferred tax assets. We believe that it is more likely than not that the benefit for deferred tax assets will not be realized. In recognition of this uncertainty, a full valuation allowance was applied to the deferred tax assets. Future realization depends on our future earnings, if any, the timing, and amount of which are uncertain as of December 31, 2023. In the future, should management conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance would be reduced to the extent of such expected realization and the amount would be recognized as a deferred income tax benefit in our Consolidated Statements of Operations and Comprehensive Loss .

There are open statutes of limitations for Italian tax authorities to audit our tax returns. There have been no material income tax-related interests or penalties assessed or recorded.

There is no liability related to uncertain tax positions reported in our consolidated financial statements.

In line with the legislation in force, as updated by the Italian Budget Law 2022, companies in Italy that invested in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit up to 10% of the increase of annual research and development expenses incurred, up to a maximum of €5.0 million, which can be used as compensation in order to reduce most taxes payable, including income tax or regional tax on productive activities, as well as of social security contributions.

The Italian Budget Law also established that the actual support of eligible expenses and its correspondence with the accounting documents must result from a specific certification issued by the person responsible for the legal audit and, in addition to the audit report, a technical report is also required. In addition, the tax credit due can only be used as compensation in three equal annual instalments. The measure is provided up to the tax period ending December 31, 2031; however, starting with the fiscal year 2023, and in respect subsequent fiscal periods, the tax credit rate was decreased from 20% to 10% of the eligible expenses, and the annual ceiling of the credit was increased from €4.0 million to €5.0 million.

For the years ended December 31, 2023, 2022 and 2021, we recorded research and development tax benefits of approximately €428,000, €890,000, and €829,000, respectively.

Results of Operations

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

The following table summarizes our results of operations for the years ended December 31, 2023, and 2022:

	Year Ended December 31,
	2023	2022
	(in Euros)
Operating expenses
Research and development	€6,474,441	€5,338,962
General and administrative	5,258,501	5,705,030
Total operating expenses	11,732,942	11,043,992

Loss from operations	(11,732,942)	(11,043,992)

Other income (expense)
Others income (expense)	(4,875)	242,554
Finance income (expense)	309,253	36,985
Net exchange rate gain (loss)	(216,891)	2,286,690
Awards and subsidies	-	-
Total other income (expense), net	87,487	2,566,229

Loss before income taxes	(11,645,455)	(8,477,763)
Income tax benefit (expense)	-	-
Net loss	€(11,645,455)	€(8,477,763)

Net loss per share - basic and diluted	€(0.64)	€(0.47)
Weighted average number of shares outstanding - basic and diluted	18,216,907	18,216,858

Other comprehensive income/(loss)
Change in fair value of marketable debt securities fair value measurement	214,984	-
Change in foreign currency translation	(15,853)	-
Total other comprehensive income	199,131
Comprehensive loss	€(11,446,324)	€(8,477,763)

We have presented basic and diluted loss per share at December 31, 2023, which consists of our historical loss divided by the basic and diluted weighted average number of ordinary shares outstanding at December 31, 2023. There was no dilutive impact due to our net loss position.

Research and Development Expenses

Research and development expenses were approximately €6.5 million for the year ended December 31, 2023, as compared to approximately €5.3 million for the year ended December 31, 2022. The increase of approximately €1.2 million was mainly due to LVV (lentiviral vector for gene therapy) production activities. The increase in production activities related to the increase in the number of patients enrolled, the preparation of Phase II involving plasmid, cell banks production, and the cost of the manufacturing site transfer to a new location in Italy.

During the year ended December 31, 2023, we utilized approximately €0.7 million of research and development tax credit to offset certain social contributions and taxes payable, while we utilized approximately €0.6 million for such purpose during 2022. The benefit recorded for the years ended December 31, 2023 and 2022 to offset research and development expenses was approximately €0.4 million and €0.7 million, respectively. The decrease in the benefit recorded for the year ended December 31, 2023, compared to the year ended December 31, 2022, was primarily due to the R&D tax rate reduction from 20% to 10% of the eligible expenses, starting from January 2023, as provided by the 2022 Italian Budget Law.

We reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months.

General and Administrative Expenses

General and administrative expenses were approximately €5.3 million for the year ended December 31, 2023, as compared to approximately €5.7 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in our insurance cost, as we were able to significantly reduce the cost of our directors and officers insurance without reducing coverage.

Other income (expense)

Other income (expense) was not material for the year ended December 31, 2023, as compared to approximately €243,000 for the year ended December 31, 2022, which was mainly due to a tax benefit to help the Company’s economic growth “ACE” (i.e., allowance for corporate equity) and a reimbursement for bank fees and commissions both accrued in 2022.

Our net financial income was approximately €309,000 for the year ended December 31, 2023, compared to a net financial loss of approximately €37,000 for the year ended December 31, 2022. The change was mainly related to financial interest income on financial investments made in 2023 in U.S. Treasury bills and Italian government bonds.

Net exchange rate gain (loss)

The net exchange loss was approximately €(217,000) for the year ended December 31, 2023 compared to approximately €2.3 million for the year ended December 31, 2022. The change in respect of the preceding year was due to the fluctuation of the USD versus Euro exchange rate.

For the year ended December 31, 2023, the net exchange loss was due to a net unrealized foreign exchange loss of approximately € (257,000), and a net realized foreign exchange gain of approximately €40,000.

For the year ended December 31, 2022, the net exchange rate gain was mainly due to an approximately €1.6 million of net exchange rate gain realized on the conversion of $12.0 million of IPO proceeds collected in December 2021 to Euros, an approximately €0.4 million net exchange rate gain realized on USD trade payables and an approximately €0.3 million net exchange rate gain unrealized on USD bank deposits.

Net Loss

As a result of the foregoing, our net loss was approximately €11.6 million for the year ended December 31, 2023, as compared to approximately €8.5 million for the year ended December 31, 2022. The increase in our loss of approximately €3.2 million was primarily due to the net exchange rate loss compared to the net exchange rate gain in the prior year, the increase in our overall research and development spending, and the decrease in tax benefits recorded.

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

The following table summarizes our results of operations for the years ended December 31, 2022, and 2021:

	Year Ended December 31,
	2022	2021
	(in Euros)
Operating expenses
Research and development	€5,338,962	€3,390,677
General and administrative	5,705,030	2,296,596
Total operating expenses	11,043,992	5,687,273

Loss from operations	(11,043,992)	(5,687,273)

Other income (expense)
Awards and subsidies	-	150,000
Other income	242,554	19,657
Financial (income) expense	36,985	(11,716)
Net exchange rate gain (loss)	2,286,690	-
Total other income (expense), net	2,566,229	157,941

Loss before income taxes	(8,477,763)	(5,529,332)
Income tax benefit (expense)	-	-
Net loss	(8,477,763)	(5,529,332)

Net loss and comprehensive loss	€(8,477,763)	€(5,529,332)

Pro forma information:
Pro forma net loss	€(8,477,763)	€(5,529,332)
Pro forma net loss per share - basic and diluted	€(0.47)	€(0.37)
Weighted average pro forma number of shares outstanding - basic and diluted	18,216,858	15,083,825

We have presented basic and diluted loss per share at December 31, 2022, which consists of our historical loss divided by the basic and diluted weighted average number of ordinary shares outstanding at December 31, 2022. There was no dilutive impact due to our net loss position.

We have presented pro forma basic and diluted loss per share at December 31, 2021, which consists of our historical loss divided by the pro forma basic and diluted weighted average number of ordinary shares outstanding at December 31, 2021 since we were an S.r.l. with classes of quota (similar to membership interests in a limited liability company in the U.S.) rather than shares, until June 18, 2021, the date of our conversion to an S.p.A. (similar to a C-corporation in the U.S.). (See our disclosures in Note 2 - Summary of significant accounting policies - Net loss per share - to our consolidated financial statements for additional information regarding the method used to calculate the pro forma basic and diluted loss per ordinary share and Note 11 – Quotaholders’ and shareholders’ equity – for the pro forma weighted average number of ordinary shares used in the computation of the per share amounts).

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

Other administrative expenses also increased due mainly to corporate website maintenance and other investor and corporate communication costs related to business development activities that has required additional efforts since our listing on Nasdaq.

Other Income (Expense)

Other income was approximately €243,000 for the year ended December 31, 2022, as compared to approximately €19,600 for the year ended December 31, 2021. The increase primarily due to a tax benefit received to help the Company’s economic growth “ACE” (i.e., allowance for corporate equity) of approximately €180.000 and to a reimbursement for bank fees and commissions of approximately €28,000.

Our net financial income was approximately €37,000 for the year ended December 31, 2022, compared to a net financial loss of approximately €(11,700) for the year ended December 31, 2021. The change from net financial loss to net financial income was mainly due to financial interest income on time deposits in U.S. Dollars.

Net Exchange Rate Gain

The net exchange rate gain was approximately €2.3 million for the year ended December 31, 2022 and was mainly due to: (i) an approximately €1.6 million net exchange rate gain realized on the conversion to Euro of $12.0 million of IPO proceeds collected in December 2021; (ii) an approximately €0.4 million net exchange rate gain realized on USD$ trade payables; and (iii) an approximately €0.3 million net exchange gain unrealized on USD$ time deposits. In the year ended December 31, 2021, the net exchange loss was approximately €(7,000), which was considered immaterial. The amount was low compared to 2022, mainly due to maintaining our cash and cash equivalents in Euros in 2021 with minimal activity in our U.S. subsidiary.

Net Loss

Our net loss was approximately €8.5 million for the year ended December 31, 2022, as compared to approximately €5.5 million for the year ended December 31, 2021. The increase in our net loss was primarily due to the increase in our operating expenses of approximately €5.4 million, offset by approximately €2.4 million of other income, primarily from the net exchange rate gain in 2022, as described above.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs, and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends, and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies described below are critical to understand the judgements and estimates used in the consolidated financial statements and to fully understand and evaluate our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Many of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We attempt to obtain estimates directly from vendors on work performed, if possible. If we are unable to obtain estimates from vendors, we estimate our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

●	vendors, including central laboratories, in connection with preclinical development activities, especially, OSR, a co-founding stockholder, significant related party vendor and a leading center for ex-vivo gene therapy for inherited diseases;

●	CROs and investigative sites in connection with preclinical and clinical studies; and,

●	CMOs in connection with drug substance and drug product formulation of preclinical and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-based compensation

Our board of directors has implemented a new stock option plan (the “2021–2025 Equity Incentive Plan”) based on a maximum of 2.7 million of new ordinary shares (i.e., common stock) or 10% of the number of shares outstanding after the IPO (approximately 1.8 million). The 2021–2025 Equity Incentive Plan is administered by our board of directors, in consultation with the Compensation, Nomination and Governance Committee.

On May 20, 2021, our board of directors approved the general terms (e.g., regulation) of our 2021 – 2025 Equity Incentive Plan. Under Italian law, we do not need to obtain the approval of the specific terms of our equity incentive plans from our shareholders.

In April 2022, our board of directors, as administrator of the 2021–2025 Equity Incentive Plan, awarded nonqualified stock options (“NSOs”) on 147,783 shares to its (former) chairman according to the terms of a sub-plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the 2021–2025 Equity Incentive Plan.

In July 2022, our board of directors, as administrator of the 2021–2025 Equity Incentive Plan, awarded NSOs on 392,740 shares to certain of our directors and employees.

In March 2023, our board of directors, as administrator of the 2021–2025 Equity Incentive Plan, awarded NSOs on 46,400 shares to certain of our directors.

In June 2023, our shareholders modified the 2021–2025 Equity Incentive Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant.

At December 31, 2023, there were 586,923 options granted and 1,234,772 options available for grant.

We measure share-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. We classify share-based compensation expense in our statements of operations and comprehensive loss in the same way the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

With the adoption of Accounting Standards Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, the measurement date for non-employee awards is the date of the grant. The compensation expense for non-employees is recognized, without changes in the fair value of the award, over the requisite service period, which is the vesting period of the respective award.

Research and Development Tax Credit Receivable

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

Emerging Growth Company Status

We are an “emerging growth company.” Under the Jumpstart Our Business Startups Act (“JOBS Act”), an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities, or variable interest entities.

We do not believe that any future off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents, or marketable securities, is held in deposits that bear interest. Given the current rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to significant fluctuations due to changes in foreign currency exchange rates. Our liquid assets and our expenses are denominated in EUR and USD.

As we continue to grow our business, our results of operations, and our cash flows might be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations.

A hypothetical movement of 10% in USD to the EUR exchange rate would have had an impact of approximately €0.3 million on our net result for the year ended December 31, 2023.

Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

B. Liquidity and Capital Resources

Overview

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sales of quotas, in prior years as an S.r.l., and through our IPO of our shares as an S.p.A. We received gross cash proceeds of approximately €33.6 million from sales of quotas (pre-IPO) and approximately €32.7 million of gross proceeds from the IPO in December 2021. As of December 31, 2023, the Company had approximately €18.8 million in cash and cash equivalents and marketable securities.

The table below presents our cash flows for the periods indicated:

(in Euros)	For the Year Ended December 31,
	2023	2022	2021
		(in Euros)
Net cash used in operating activities	€(11,205,023)	€(7,418,236)	€(6,958,174)
Net cash used in investing activities	(14,892,666)	(27,070)	(9,009)
Net cash provided by financing activities	531	-	28,742,102
Effect of exchange rate changes	(6,278)	-	-
Net (decrease) increase in cash and cash equivalents	€(26,103,436)	€(7,445,306)	€21,774,919
Cash and cash equivalents at beginning of year	29,794,856	37,240,162	15,465,243
Cash and cash equivalents at end of year	€3,691,420	€29,794,856	€37,240,162

Operating Activities

During the year ended December 31, 2023, operating activities used approximately €11.0 million of cash and cash equivalents, resulting from our net loss of approximately €11.6 million, partially offset by non-cash charges of approximately €1.1 million and the cash generated by our operating assets and liabilities of approximately €0.4 million. The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, approximately €0.2 million of unrealized gain on purchase of marketable securities, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment. The net changes in our operating assets and liabilities were primarily due to a decrease in accounts payable. The decrease in accounts payable compared to the prior period, was mainly due to bills from certain suppliers, advisors, and legal consultants received in December 2022 but that became due and were paid in 2023.

During the year ended December 31, 2022, operating activities used approximately €7.4 million of cash and cash equivalents, resulting from our net loss of approximately €8.5 million, partially offset by non-cash charges of approximately €0.8 million and the cash generated by our operating assets and liabilities of approximately €0.2 million. The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment. The net changes in our operating assets and liabilities were primarily due to an increase in account payable and accrued expenses, as well as an increase in other current liabilities. The increase in account payable was mainly due to bills from certain suppliers, advisors and legal consultants received in December 2022 becoming due and were paid in January 2023, as well as an increase in account payables to OSR, a related party. The increase in accrued expenses was mainly due to an increase in related parties accrued expenses for invoices to be received from OSR and for senior management bonuses accrued at year end.

During the year ended December 31, 2021, operating activities used approximately €7.0 million of cash and cash equivalents, resulting from our net loss of approximately €5.5 million and by cash used for changes in our operating assets and liabilities of approximately €1.9 million and partially offset non-cash charges of approximately €0.5 million. The net changes in our operating assets and liabilities were primarily due to an increase in payment of related party research and clinical accrued expenses, as well as an increase of prepaid and other current assets mainly related to a VAT (value added tax) receivable. The non-cash charges primarily included approximately €0.5 million of share-based compensation expense and a de minimis amount of depreciation and retirement benefit obligation expense.

Investing Activities

During the year ended December 31, 2023, investing activities used approximately €5.9 million to purchase marketable securities (U.S. treasury bills and Italian government bonds), in order to deploy the liquidity available and not used in current operations more profitably, while respecting the principle of selecting low-risk profile assets. In addition, approximately €13,000 of our cash and cash equivalents were used to primarily purchase laptops and other work tools for new employees hired during the fiscal year ending on December 31, 2023.

During the year ended December 31, 2022, investing activities used €27,070 of our cash and cash equivalents to both improve our cyber security and support the implementation of our new ERP system.

During the year ended December 31, 2021, investing activities used €9,009 of our cash and cash equivalents to invest in our fixed assets, such as, laptops, smartphones, and other information technology equipment.

Financing Activities

During the year ended December 31, 2023, there was no cash provided by financing activities.

During the year ended December 31, 2022, there was no cash provided by financing activities.

During the year ended December 31, 2021, net cash provided by financing activities was approximately €28.7 million, primarily consisting of net cash proceeds from our IPO.

Current Outlook

To date, we have not generated revenue and do not expect to generate revenues from the sale of any product candidate in the near term.

As of December 31, 2023, our cash and cash equivalents, and marketable securities, were approximately €18.8 million. Our primary cash obligations relate to payments to OSR pursuant to the ARLA and other providers of clinical trial related services and manufacturing activities.

Based on our existing cash, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements into the second quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

In addition, our operating plans may change because of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the remnants of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing, and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, amending current manufacturing agreements for production of sufficient clinical and (eventually) commercial quantities of our product candidates, or entering into new agreement with existing or new CMOs;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits as well as through additional financings, which we may seek through a combination of private and public equity offerings, debt financings and collaboration, in-licensing arrangements, joint ventures, strategic alliances or partnerships. For example, on May 12, 2023, we filed with the SEC a shelf registration statement, which was declared effective by the SEC on May 24, 2023 and permits us to sell from time to time additional ordinary shares, ordinary shares represented by ADSs or rights exercisable for ordinary shares or ADSs in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sales proceeds of up to $100.0 million.

We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

This expected use of cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the available cash and cash equivalents, and marketable securities, to in-license, acquire, or invest in additional businesses, technologies, products, or assets.

Termination of ATM Offering Sales Agreement

On March 28, 2024, we mutually agreed with Cantor Fitzgerald & Co. (“Cantor”) to terminate the Controlled Equity Offering Sales Agreement (the “Sales Agreement”), dated May 12, 2023, pursuant to which we could offer and sell up to $30.0 million ordinary shares represented by ADSs from time to time through Cantor, as agent, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (the “ATM Offering”). Prior to termination, we issued and sold 100 ADSs through the ATM Offering for gross proceeds of approximately $639.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which was filed as Exhibit 1.2 to our Registration Statement of Form F-3 (File No. 333-271901) filed with the SEC on May 12, 2023 and incorporated here by reference.

C. Research and Development

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age as of March 26, 2024, and position of the individuals who serve as our directors and executive officers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

			Year elected
Name	Age	Position	or appointed
Mark Alan Sirgo, Ph.D.	70	Chairman of the Board of Directors (1)(2)	2022
Pierluigi Paracchi	50	Chief Executive Officer, Vice Chairman of the Board of Directors and	2014
		General Manager
Richard B. Slansky	66	Chief Financial Officer	2021
Carlo Russo, M.D.	71	Chief Medical Officer, Head of Development	2021
Roger Abravanel	77	Director(1)(2)	2017
Guido Guidi	71	Director(1)(2)	2017
Anthony Marucci	61	Director(1)	2021
Barbara Regonini	51	Finance Director	2021
Stefania Mazzoleni, Ph.D.	41	Scientific Project Manager and Communications Officer	2016

(1)	Independent Director (as defined under Nasdaq Stock Market rules)

(2)	Member of the Compensation, Nomination and Governance Committee

The directors above were elected at the Company’s general shareholders’ meeting held on May 20, 2021, for a three-year term. The board of directors (the “Board”) consists of five (5) members.

The directors’ terms will expire with the Company’s general shareholders’ meeting called to approve the financial statements for the year ending December 31, 2023 to be held in 2024, or earlier upon resignation.

Pierluigi Paracchi, Chief Executive Officer, Vice Chairman of the Board of Directors, and General Manager

Mr. Paracchi has over 15 years of combined experience as an investor and director of life science companies, including as Founder and CEO of Quantica SGR and in senior roles at Axòn Capital, Sofinnova Partners, and AurorA Science. He was also a board member and investor in Ethical Oncology Science, which was acquired in 2013 for a total deal of $470 million. Mr. Paracchi is a member of the Assobiotec Steering Committee, the Italian Association for the development of biotechnology. He also serves on the board of directors of the autoimmune disease and cancer company Altheia Science, as non-executive Chairman, at a medical device company, Lipogems International, and is a venture partner with AurorA Science, an independent biotech investment vehicle.

Richard B. Slansky, Chief Financial Officer

Mr. Slansky is a senior financial executive with more than 30 years of experience as Chief Financial Officer in various biopharmaceutical, diagnostic and life science companies, including Biological Dynamics, OncoSec Medical, GenMark Diagnostics and C-N Biosciences, now a part of Millipore Sigma, a division of Merck KGaA. His experience spans across public and private healthcare and technology companies at various stages of growth, pre-revenue to commercial. He has been responsible for strategic vision and oversight of financial and operational teams, organizational leadership, creating maximum stakeholder value, financial and governmental compliance, among other activities. He also serves on the board of directors of several private companies in the life science, aerospace and real estate market segments.

Carlo Russo, M.D., Chief Medical Officer & Head of Development

Dr. Russo has extensive experience as a biotech executive focused on medical affairs, research and development, and clinical studies. He has served as Head of Development of GSK’s R&D Biopharm and Rare Disease Units and the Cardiovascular Metabolic Center. Previously, Dr. Russo served as an Executive VP and CMO of Adverum, CMO & Head of Research & Development of Annapurna, and President and CEO of VaxInnate Corporation, among other senior roles. Dr. Russo holds several senior positions at research institutions, including Cornell University Medical College, Columbia University, and Scripps Research Institute. He holds his MD and Board Certification in Hematology from the University of Genoa Medical School, and is the author of more than 70 scientific publications.

Barbara Regonini, Finance Director

Ms. Regonini is an experienced financial executive with skills in strategic finance, restructuring and reorganization processes, internal controls, and corporate governance systems implementation. Prior to joining Genenta, she was Head of Finance at OAM – Financial Supervisory Authority. She previously held CFO roles and was part of the Supervisory Body of a public company in the renewable energy field. Former senior manager at PriceWaterhouseCoopers, she has a significant finance background in the industrial and service field. She has a Master’s degree at the University of Nicosia in Science of Digital Currency, a degree as Strategic CFO at Harvard Business School, a Master’s degree in Business and Administration at the University of Parma, and she is a Chartered Public Accountant and Auditor.

Stefania Mazzoleni, Ph.D., Scientific Project Manager and Communications Officer

Dr. Mazzoleni manages and oversees the scientific development of parallel immuno-gene therapy studies in oncology indications and provides scientific support for investor interactions. Dr. Mazzoleni has more than 15 years’ experience in life science research and development, oncology and project management, including over four years of drug development and cell and gene therapy experience acquired while working at various academic institutions (OSR - San Raffaele Hospital, National Institute of Molecular Genetics) and pharmaceutics (Nerviano Medical Sciences). Dr. Mazzoleni received a MSc in Medical Biotechnology in 2005, holds a PhD in Molecular and Cellular Biology from San Raffaele Vita-Salute University, has a second level vocational Master’s degree in Pharmacy and Pharmaceutical Oncology and is a member of the European Academy of Tumor Immunology.

Board of Directors

Mark A. Sirgo, Pharm.D., Chairman of the Board

Dr. Sirgo is currently the CEO of Corium Innovations, a contract development and manufacturing company specializing in prescription and over the counter transdermal product delivery. He spent the previous three years as CEO of Aruna Bio, a company specializing in the utilization of neuro exosomes to treat neurodegenerative diseases. Prior to Aruna Bio he founded and spent 13 years as CEO of the specialty pharmaceutical company BioDelivery Sciences, Inc. (NASDAQ: BDSI), overseeing the development, approval and commercialization of three products for pain and addiction disorder, raising over $600 million in capital through equity and debt financings and growth in market capitalization from $10 million to nearly $1 billion during that period. Dr. Sirgo remained on the Board until the successful sale of the company in 2022. Dr. Sirgo began his career at GSK where he spent 17 years in roles of increasing responsibility including Vice President of Clinical Development and Vice President of New Product Marketing. He currently serves on the boards of several public and private companies. Dr. Sirgo holds a Doctorate in Pharmacy from Philadelphia College of Pharmacy and Sciences and a Bachelor’s in Pharmacy from The Ohio State University.

Roger Abravanel, Director

Mr. Abravanel worked at McKinsey & Company for 34 years as a consultant for Italian and multinational corporations in Europe, the U.S., and the Far East, and is now an emeritus director. He is a former board member of Luxottica, COFIDE, Teva and Admiral, is currently Chairman of the INSEAD’s advisory group in Italy and is the author of several best-selling business books.

Guido Guidi, MD, Director

Dr. Guidi has 35 years of experience in top global roles in large pharmaceuticals companies, managing up to 7,000 employees and a turnover of more than €7 billion. He was previously Head of Pharma E.U. at Novartis, Head of Oncology at Novartis EU, overseeing major products including Cosentyx, Entresto, Lucentis, Gilenya, Xolair, Ultibro, Seebri, Galvus and Exforge. Dr. Guidi is Vice Chairman of Recordati and Chairman of Cellestia. He also is a member of several pharma boards.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Italian law. As a matter of Italian law, the compensation of directors is established at the time of their appointment or by the shareholders’ meeting. The compensation of the managing directors shall be established by the board of directors, with the opinion of the board of statutory auditors. Our bylaws provides that the shareholders’ meeting may determine a total amount for the compensation of the directors, including managing directors.

The total amount paid to all directors and senior managers as a group was approximately €1.3 million for the year ended December 31, 2023.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation

All directors and senior management as a group, consisting of 8 persons including current and former directors	€1,287,772	€-	€-

The total cost to the Company for the year ended December 31, 2023 related to all directors and senior managers as a group was approximately €2.2 million.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation

All directors and senior management as a group, consisting of 8 persons including current and former directors	€2,001,025	€39,687	€160,664

The difference between the total amount paid by the Company and the total cost to the Company, stems from the fact that the Company’s cost for each employee is higher than what is actually paid out during each fiscal year due to tax and contribution charges affecting labor costs. Additionally, according to the regulations applicable to Italian employees, severance pay is set aside annually and thus constitutes a cost for the Company, whereas it is disbursed and paid out only in the event of the employee’s resignation or dismissal. Furthermore, provisions for unexercised stock options during the fiscal year are also included in the Company’s cost.

C. Board Practices

Committees of the Board of Directors

We currently follow the historical Italian corporate governance system, with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale) with supervisory functions. The two boards are separate, and no individual may be a member of both corporate bodies. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to the Company. The board of statutory auditors acts as the Board’s audit committee for purposes of SEC and Nasdaq compliance (see Differences between Italian Laws and Nasdaq Requirements below).

Board of Statutory Auditors

During 2023, the Company’s board of statutory auditors received approximately €44,000 in compensation in the aggregate for their services to the Company.

At the Company’s annual general shareholders’ meeting held on May 20, 2021, the following individuals were elected or re-appointed to the Company’s board of statutory auditors for a three-year term. The board consists of three members, one of which is the chairman, and two alternates. The board of statutory auditors’ term will therefore expire with the Company’s general shareholders’ meeting called to approve the financial statements for the year ending December 31, 2023 to be held in 2024. The following table sets forth the name, age as of March 26, 2024, and position of the individuals who serve as our board of statutory auditors, and their alternates.

			Year elected
Name	Age	Position	or re-appointed
Carlo-Alberto Nicchio	49	Chairman of the Board of Statutory Auditors	2021
Cesare Lazzaroni	72	Statutory auditor	2021
Jacopo Doveri	51	Statutory auditor	2021
Lorenzo Gianluigi Grossi	57	Alternate auditor	2021
Alessandro Arpiani	39	Alternate auditor	2021

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

Additional Board Committees

Although Italian law does not require that we adopt a Compensation, Nomination and Governance Committee, in connection with our Corporate Conversion from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”), we established a Compensation, Nomination and Governance Committee according to Nasdaq Listing Rule 5615(a)(3). The members of our Compensation, Nomination and Governance Committee include Mark Sirgo, Roger Abravanel, and Guido Guidi. On May 1, 2022, Dr. Sirgo replaced Dr. Squinto on our Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee will assist our Board of Directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers.

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

In accordance with Italian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Composition of the board of directors. Italian law does not require that the majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b) (1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

●	Quorum. In accordance with Italian law quorum requirements generally applicable to general meetings of shareholders are set forth in the Italian Civil Code therefore our bylaws may not provide a specific regulation of them. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

According to Italian law, the management report and the annual financial statements shall be communicated to Company’s auditor and to the board of statutory auditors at least 30 days prior to the general meeting of shareholders convened for its approval. The board of statutory auditors must report to the shareholders’ meeting on the results of the financial year and on the activities carried out in the performance of its duties and make observations and proposals regarding the financial statements and their approval. The financial statements, together with the reports of the directors, statutory auditors, and Company’s auditors, must remain deposited at the Company’s registered office for the 15 days preceding the shareholders’ meeting called to approve them.

●	Proxy Solicitations. Under Italian law shareholders may appoint attorneys-in-fact by delivering in writing appropriate power of attorney to represent them in an ordinary or extraordinary shareholders’ meeting of the Company. Our directors, auditors, and employees may not be proxies. Italian law does not have a specific regulatory regime for the solicitation of proxies in private companies; thus, our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Italian law, we have opted out of shareholder approval requirements by way of including authorized and conditional share capital for the issuance of securities in connection with certain events such as the acquisition of stock, assets or convertible notes, certain private placements and/or public offering. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●	Audit Committee. U.S. companies listed on Nasdaq are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the Nasdaq. All members of this committee must be independent, and the committee must adopt a written charter. The committee’s prescribed responsibilities include: (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for handling “whistle blower” complaints regarding accounting, internal accounting controls, or auditing matters; (iii) engaging independent counsel and other advisers, as it determines necessary to carry out its duties; and, (iv) determine appropriate funding for payments to the external auditor, advisors employed by the audit committee and other necessary administrative expenses of the audit committee. A company must also have an internal audit function, which may be outsourced, except to the independent auditor. We follow the “traditional” model of corporate governance for Italian companies and accordingly have established a board of statutory auditors established in accordance with Italian law which performs substantially the same functions and is accordingly exempt from the audit committee requirements established by Rule 10A-3 and Nasdaq rules. The Company’s reliance on such exemption is based on the circumstance that the Company’s board of statutory auditors meets the following requirements set forth in Exchange Act Rule 10A-3(c)(3):

(i)	the board of statutory auditors is established and selected pursuant to Italian law expressly permitting such a board;

(ii)	the board of statutory auditors is required under Italian law to be separate from the Company’s board of directors;

(iii)	the board of statutory auditors is not elected by management of the Company and no executive officer of the Company is a member of the board of statutory auditors;

(iv)	Italian law provides for standards for the independence of the board of statutory auditors from the Company and its management; and,

(v)	the board of statutory auditors, in accordance with applicable Italian law and the Company’s governing documents, is responsible, to the extent permitted by Italian law, for the appointment, retention and oversight of the work (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of its board of statutory auditors to act independently and to satisfy the other requirements of Rule 10A-3.

●	Compensation Committee. Italian law does not require the appointment of a compensation committee composed of independent directors as required by the Nasdaq Listing Rules. As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the E.U. and under our bylaws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, while the Company’s shareholders, according to Italian law and our bylaws, may determine a total amount for the compensation of the directors, including managing directors. Compensation of the Company’s executive officers is determined by Board of Directors or by the CEO, if duly empowered. Nevertheless, although not required under Italian law, the Company has established a Compensation, Nomination and Governance Committee.

●	Code of Conduct. Pursuant to Italian law, we have adopted an “Organization and Operational Model” as required by Italian Legislative Decree of June 8, 2001, No. 231 (relating to administrative responsibility) that consists of: (i) a Code of Ethics; and, (ii) operating procedures and reporting systems applicable to all of our directors, officers and employees, which may not comply with the requirements for a code of conduct meeting the criteria under Nasdaq Listing Rule 5610.

In addition, as described in more detail in “Item 10. Additional Information—B. Memorandum and Articles of Association”, at our shareholders’ meeting to be held in 2024, our Chief Executive Officer in his capacity as a shareholder will propose that our shareholders approve a loyalty share program through a proposed amendment to our bylaws. If our shareholders approve the loyalty share program, pursuant to the home country exemption set forth under Nasdaq Stock Market Rule 5640, we intend to elect to be exempt from the requirement under Nasdaq Stock Market Rule 5640, which provides that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

D. Employees

As of March 26, 2024, we had 14 full-time employees, 11 located in Milan, Italy and three (3) located in the U.S. We also rely on consultants, and several collaborators at SR-TIGET and OSR. Our full-time employees and consultants are engaged in clinical, research and development, product development, quality assurance, finance, accounting, and administrative activities. We consider our relationship with our employees to be good.

E. Share Ownership

See “Item 7.A. – Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 26, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Percentage ownership is based on 18,216,958 ordinary shares (including ordinary shares represented by ADSs) outstanding on March 26, 2024. Beneficial ownership is determined in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or has the right to acquire a security, such as through the exercise of stock options, within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of the date above are considered outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned(1)
Directors and executive officers
Mark Sirgo (2)	51,200	*%
Pierluigi Paracchi	2,296,329	12.60%
Roger Abravanel (3)	86,179	*%
Guido Guidi (4)	71,553	*%
Anthony Marucci (5)	30,000	*%
Richard B. Slansky (6)	102,186	*%
Carlo Russo	598,417	3.28%
Luigi Naldini	1,386,145	7.60%
Bernhard Gentner	692,871	3.80%
Stefania Mazzoleni (7)	53,360	*%
Barbara Regonini (8)	23,039	*%
All directors and executive officers as a group (11 persons)	5,391,280	29.57%
5% Shareholders
OSR - San Raffaele Hospital	1,896,730	10.40%

* Less than 1%.

(1)	The percentages shown are based on 18,216,958 ordinary shares issued and outstanding as of March 26, 2024.

(2)	Consists of 2,000 ADSs held directly by Mr. Sirgo and 49,200 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(3)

Consists of 76,179 ordinary shares held directly by Mr. Abravanel and 10,000 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(4)	Consists of 73,729 ordinary shares and 2,450 ADSs held directly by Dr. Guidi, and 10,000 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(5)	Consists of 30,000 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(6)

Consists of 19,947 ordinary shares held directly by Mr. Slansky and 82,239 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(7)	Consists of 30,321 ordinary shares held directly by Ms. Mazzoleni and 23,039 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

(8)	Consists of 23,039 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 29, 2024.

Significant Changes in Percentage Ownership

There are no significant changes in the percentage ownership held by our major shareholders since the IPO in December 2021.

Shareholders in the U.S.

To our knowledge, as of March 26, 2024, on the same basis of calculation as above, 42% of our total issued and outstanding ordinary shares were held by one record shareholder in the U.S., namely, The Bank of New York Mellon, the depositary of our ADS program, which held XXX ordinary shares represented by 7,643,343 ADSs, or XXX record holders. The actual number of holders is likely greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

We have not during the most recently completed financial year entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families; (d) our directors, senior management or close members of their respective families; or, (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as indicated below:

Agreements with OSR

We have a longstanding relationship with OSR. Beginning January 1, 2020, we entered into a six-year lease agreement for the use of office space in the OSR building. We paid OSR annual rent of approximately €15,000 in 2023 with a security deposit of €3,350.

In March 2023, we entered into an amended and restated license agreement (the “ARLA”) with OSR. The ARLA replaced the Company’s original license agreement originally entered into with OSR on December 15, 2014, as subsequently amended on March 16, 2017, February 1, 2019, December 23, 2020, September 28, 2021, January 22, 2022, September 29, 2022, and December 22, 2022 (the “Original OSR License Agreement”).

The effectiveness of the ARLA was subject to Italy’s Law Decree No. 21 of March 15, 2012 (i.e., the Italian Golden Power regulations), as subsequently amended and supplemented, and would not become effective until the applicable Italian governmental authority consented to the ARLA. On April 20, 2023, such consent was received and the ARLA became effective.

Pursuant to the terms of the ARLA, OSR has granted us an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR), sublicensable, worldwide license, subject to certain retained rights, to: (1) certain patents, patent applications and existing know-how for the use in the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-hematopoietic stem and progenitor cells (“HSPC”) gene transfer with respect to: (a) any solid cancer indication (including glioblastoma and solid liver cancer) and/or (b) any lympho-hematopoietic indication for which we exercise an option (described below); and, (2) certain gene therapy products (subject to certain specified exceptions related to replication competent viruses) developed during the license term for use in the aforementioned field(s) consisting of any lentivirals or other viral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-hematopoietic indication means any indication related to lympho-hematopoietic malignancies and solid cancer indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), with each affected human organ counting as a specific solid cancer indication.

On August 1, 2023, we entered into a Sponsored Research Agreement (“CP1 SRA”), which was contemplated under the ARLA, pursuant to which we will fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research projects, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform us and provide an estimate for completing the research. As of December 31, 2023, we have recorded and paid €250,000 for the CP1 SRA studies to date.

On September 28, 2023, we entered into an amendment to the ARLA, whereby we and OSR agreed that we had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that we and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsor research agreement with regards to Candidate Products 2, OSR granted us an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and our fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by us.

For more information regarding the ALRA, CP1 SRA and the amendment to the ARLA, see “Item 4. Information on the Company—B. Business Overview—Collaboration / Licensing—Amended and Restated License Agreement with Ospedale San Raffaele” and “—Sponsored Research Agreement.”

Employment Agreements

We entered into new employment agreements with each of Mr. Paracchi, Dr. Russo, and Mr. Slansky effective upon the consummation of our IPO or, in the case of Mr. Slansky, November 1, 2021. The forms of such employment agreements have been filed as exhibits. Pursuant to such employment agreements, Mr. Paracchi, Dr. Russo and Mr. Slansky are entitled to gross annual base salaries of €420,000, $500,000 and $375,000, respectively. All these employment agreements are subject to annual review by and at the sole discretion of the Compensation, Nomination and Governance Committee of our board of directors. Mr. Paracchi is also eligible to receive an annual cash bonus of up to 40% of base salary, and Dr. Russo and Mr. Slansky are eligible to receive an annual cash bonus of up to 30% of base salary, provided that such individual achieves performance targets determined by the Compensation, Nomination and Governance Committee of the board of directors.

The employment agreements of Dr. Russo and Mr. Slansky, are governed by U.S. law and include the following terms and conditions, among others:

(a)	each employment agreement has a term commencing on the date of consummation of our IPO or, in the case of Mr. Slansky, November 1, 2021, and continuing until terminated: (i) upon death of the employee; (ii) upon disability; (iii) for cause or good reason; (iv) without cause; or, (v) voluntarily. The employment agreement also contains, among other things, the following material provisions: (i) reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with such individual’s employment; (ii) paid vacation leave; (iii) health benefits; and, (iv) a severance payment equal to twelve (12) months of base salary and a prorated portion of the applicable cash bonus upon termination by such individual for just cause or by the Company without cause (each as defined in the relevant agreement), with restrictive covenants applicable for a corresponding period after termination.

(b)	in the event such individual is terminated three months prior to, or one year after, a Change of Control (as defined in the agreement) by the Company for any reason other than cause, or by such individual for good reason, then the executive shall be entitled to receive a cash payment equal to a multiple of such individual’s then-current annual base salary determined by the time elapsed since the commencement of the agreement (in the case of Dr. Russo) or two times such salary (in the case of Mr. Slansky). Such payment shall be in lieu of the severance payment described above.

The employment agreement of Mr. Paracchi is governed by Italian law and includes the following terms and conditions, among others:

(a)	the duties of general manager (direttore generale) with direct report to the board of directors of the Company;

(b)	reimbursement of reasonable expenses incurred in the performance of work duties, health benefits and, subject to the approval of the board of directors, a grant of an equity award under an equity incentive plan to be adopted after the offering;

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

(d)	non-competition and non-solicitation obligations of the executive for a 12 month period after the termination of the employment in consideration for compensation equal to 12 months after termination at the executive’s then-current monthly base salary for each obligation.

Such agreement has a term commencing on the date of consummation of our IPO and continuing until terminated, among other things: (a) upon death of the executive; (b) for just cause; (c) with objective or subjective reason; (d) by resignation of the executive; or, (e) voluntarily by mutual agreement between the parties.

Consultancy Agreements

Prof. Naldini and Dr. Gentner have entered into consulting agreements in connection with their service on our Executive Scientific Board. The agreements provide for gross annual fees of €100,000 and €45,000, respectively. These agreements automatically renew each year.

Dr. Sirgo and Mr. Marucci have entered into consultancy agreements in connection with their appointment to the Board of Directors to support the development and growth of the Company. The agreements provide for gross compensations of $18,750 (Dr. Sirgo) and $11,875 (Mr. Marucci) per quarter (pro-rated for partial quarters). The consultant will be fully and solely responsible for the payment of all tax and/or social security charges and will not be entitled to expenses reimbursement. These agreements have a term of three years but are subject to termination at the option of either party by written notice given at least 15 days prior to each anniversary of the date of effectiveness of the agreement).

In addition, Messrs. Brad Loncar and Gaurav Shah have entered into consultancy agreements for the activity of support the development and the growth of the Company in the U.S. market. All agreements provide for a gross compensation of USD 30,000 for the 12-months’ period of duration of the agreements and a specific no-conflict clause towards the Company.

Indemnification Agreements

We have entered into an indemnification agreement with our directors and executive officers which requires us to indemnify our directors and executive officers to the fullest extent permitted by law, save for a limited number of instances, including when: (i) officers and directors’ acts or omissions constituted willful misconduct or gross negligence; (ii) officers and directors did not act in good faith, for a purpose which they reasonably believed to be in, or not opposed to, the best interests of the Company; and (iii) officers and directors are held liable towards the Company.

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

Audited Financial Statements

Our consolidated financial statements for the 2023, 2022 and 2021 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the consolidated financial statements.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on The Nasdaq Capital Market in the form of ADSs under the symbol “GNTA.” Neither the Company’s ordinary shares nor its ADSs are listed on a securities exchange outside the U.S. Bank of New York Mellon is the Company’s depositary for purposes of issuing ADSs. Trading in the ADSs on The Nasdaq Capital Market commenced on December 15, 2021.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The description of certain terms and provisions of our bylaws is incorporated by reference to our Registration Statement filed on Form F-1 (File No. 333-260923) filed with the SEC and as declared effective on December 14, 2021.

At our shareholders’ meeting to be held in 2024, our Chief Executive Officer in his capacity as a shareholder will propose that our shareholders approve a proposed amendment to our bylaws (the “Bylaw Amendment”), which would establish a loyalty share program.

If the Bylaw Amendment is approved by our shareholders, each ordinary share held in registered form would entitle the shareholder to a double vote (i.e. two votes for each ordinary share) if the ordinary share has been held by the same shareholder for a continuous period of not less than twenty-four months from the date of its registration in the Special List (as defined below). An additional vote would also be granted upon the expiration of each 12-month period, following the expiration of the period referred to above, in which such ordinary share has been held by the shareholder, up to a total maximum of ten votes per ordinary share. Continuous ownership prior to the registration date in the special list would also be taken into account.

To effect the loyalty share program, a special list (the “Special List”) would be maintained by us. To be added to the Special List, the registered shareholder would need to submit a specific application, enclosing a communication certifying the ordinary share ownership – which may also concern only part of the ordinary shares held by the registered shareholder – issued by the intermediary with whom the ordinary shares are deposited pursuant to the laws in force. In the case of entities other than individuals, the application would need to specify whether the entity is subject to direct or indirect control by third parties and the identification data of the controlling entity, if any. The Special List would be updated by us. Cancellation from the Special List would result from the following cases: renunciation of the interested party; communication of the interested party or of the intermediary proving the loss of the prerequisites for the increase of the voting right or the loss of the ownership of the right; ex officio, when we are informed of the occurrence of facts that entail the loss of the prerequisites for the increase of the voting right or the loss of the ownership of the right.

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

Notably, dividends paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy are generally subject to a 26 percent substitute tax rate. Therefore, the amount of the dividends that the holders of American Depository Receipts (“ADRs”)or holders of equity shares not residing in Italy will initially receive will be net of such Italian substitute tax.

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

Under Italian law, U.S. owners can claim, in accordance with Presidential Decree No. 600 of October 16, 1973, Article 27(3), a refund of up to eleven-twenty-sixths (i.e., 11/26) of the Italian withholding tax withheld on dividends upon presenting evidence to the Italian tax authorities that income taxes have been fully paid on the dividends in the country of residence of the U.S. owners in an amount at least equal to the total refund claimed. U.S. holders should consult an independent tax advisor concerning the availability of this refund, which has traditionally become payable only after extensive delays.

Under the double tax treaty in force between Italy and the U.S. (“U.S./Italy Income Tax Treaty”), if the payee is the beneficial owner of the payment, dividends paid to U.S. owners will be subject to Italian withholding tax at a reduced rate of: 1) 5%, if the beneficiary is a company owning at least 25% of the payer’s voting shares (for at least 12 months preceding the dividend distribution); or, 2) 15% in any other case. The aforementioned regime (both 1 and 2) is applicable only if the payee does not carry out an entrepreneurial activity in Italy through a permanent establishment or performs independent personal services through a fixed place situated therein.

Companies or entities subject to corporation tax and resident in States that are E.U. Member States or participants in the EEA (included in the list provided for by Italian Ministerial Decree, September 4, 1996, amended and supplemented by Ministerial Decree March 23, 2017) may be entitled to a reduced tax rate of 1.2% on dividends distributed. The pensions funds established in an E.U. Member State or EEA country may be entitled to a reduced tax rate of 11% or, under certain conditions, to exemption from Italian taxation on dividends.

Income Tax on Capital Gains

Generally, gains from shares in Italian companies, under custody in Italy, could give rise to a taxable income for the non-resident transferor.

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

The “qualified shareholding” thresholds must be verified over a 12-month monitoring period, starting from the day on which the investor has held at least a qualifying stake, either actual or potential (this rule aimed at preventing that a buy/sale kind of trading resulting in an overall disposition of over 2% in 12 months may result in a qualifying gain having to be declared even when the investor has never owned an actual or potential qualifying stake). Consequently, all trades cumulatively carried out in a 12-month period should be considered. More in details: (i) until the investor holds a qualifying shareholding at any point in time, trades are not relevant for capital gain purposes, even if the overall amount disposed in a 12-month period exceeds the relevant thresholds; and, (ii) starting from the day when the taxpayer holds a qualifying shareholding, all the trades carried out in any consecutive 12 months give rise to qualified capital gains if the overall amount disposed of exceeds one of the relevant thresholds.

However, please be informed that in accordance with rules stated in the anti-double tax treaty, in force between Italy and the country of residence for tax purposes of the transferor, is possible to claim the benefit of exemption of the 26% taxation on capital gains. In principle, and more in details, the art. 13 of the OECD model convention basically states that the capital gain is only taxed in the transferor’s country of tax residence. The Italy – U.S. anti-double treaty tax convention states a taxation criterion in line with the above. In the light of the above and upon conditions that all the requirements relevant for the application of the Italy – U.S. anti-double treaty tax convention are met, an U.S. investor may benefit from the fully exemption of taxation in Italy.

Furthermore, save for any applicable anti-avoidance provision, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian capital gain tax or to Italian individual or corporate income tax unless such U.S. owner has a permanent establishment or fixed base in Italy to which the owner’s ordinary shares is effectively connected. To this end, U.S. owners selling ordinary shares and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above-mentioned conditions have been met.

Estate and Gift Tax. Inheritance and gift taxes, which were abolished in 2001, have been re-introduced in the Italian system by Law Decree No. 262 of October 3, 2006 (converted into law, with amendments, by Law Decree No. 286 of November 24, 2006), as amended. Such taxes will apply to the overall net value of the relevant assets, at the following rates, depending on the relationship between the testate (or donor) and the beneficiary (or donee): (a) 4%, if the beneficiary (or donee) is the spouse or a direct ascendant or descendant (such rate only applying on the net asset value exceeding, for each person, €1.0 million); (b) 6%, if the beneficiary (or donee) is a brother or sister (such rate only applying on the net asset value exceeding, for each person, €0.1 million); (c) 6% if the beneficiary (or donee) is another relative within the fourth degree or a direct relative-in-law as well as an indirect relative-in-law within the third degree; and, (d) 8% if the beneficiary is a person other than those mentioned under (a), (b) and (c), above. If the beneficiary has a serious disability recognized under applicable law, inheritance and gift taxes will apply to its portion of the net asset value exceeding €1.5 million.

Transfer tax. In connection with the Italian stamp duty tax on the transfer of shares, according to article 37 of Law No. 248 of December 31, 2007, converted with amendments into Law No. 31 of February 28, 2008, the stamp duty has been abolished regarding contracts having as their object the transfer of shares. In certain cases, the relevant transfer acts would be subject to the registration tax at a flat amount equal to €200.

Communications Stamp Duty. A stamp duty has been introduced under article 19 of Law Decree No. 201 of December 6, 2011, converted into Law No. 214 of December 22, 2011, to be imposed on communications (issued by banks and financial intermediaries) to clients relating to securities, even where the deposit of such securities is not mandatory (although certain entities are excluded). The amount of the stamp duty is based on the market value of the securities or, in the absence of a market value, on the nominal amount or the amount payable on redemption. As a general comment, the stamp duty rate is 0.2% on a yearly pro-rata temporis basis (from January 1 up to December 31). The minimum amount is fixed of €34.20 up to a maximum amount of €14,000 for persons other than individuals. The communication is deemed to be sent to clients at least once a year, even where there is no obligation to issue any such communication.

Financial Transaction Tax. Law 228 of December 24, 2012, Article 1(491 – 500) introduced the Italian Financial Transaction Tax applicable: (i) to the transfer of shares and other participative financial instruments issued by companies resident in Italy (“Italian Equity”) and securities representing Italian Equity, regardless of the country where the issuer has its residence (together with Italian Equity are referred to as “Qualifying Equity”); (ii) on the basis of the “value of the transaction”; (iii) regardless of the place where the transaction is concluded and of the State where the parties have their residence; (iv) to transactions on “regulated markets and on multilateral trading facilities” with a reduced rate; and, (v) to over-the-counter transactions with a full rate.

The taxable event, triggering Italian Financial Transaction Tax, is the transfer of ownership of Qualifying Equity. Securities representing Italian Equity are in scope of the Italian Financial Transaction Tax, regardless of the State where the issuer has its residence. This provision is aimed at including in the scope of the Italian Financial Transaction Tax, ADRs, Global Depository Receipts and any other certificate of deposit, where the underlying securities are Italian Equity.

The value of the transaction is determined based on the net balance of the transactions settled daily, calculated for each taxpayer with reference to the number of securities traded under the transactions settled in the same day and relating to the same financial instrument.

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

U.S. Federal Income Taxation

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ADS’S, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership, and sale of the ADSs. For this purpose, a “U.S. Holder” is a holder of ADSs that is: (1) an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the U.S. or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or, (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all the U.S. federal income tax considerations that may be relevant to a decision to invest in or dispose of the ADSs. This summary generally considers only U.S. Holders that will own the ADSs as capital assets and who will not hold the ADSs as part of a permanent establishment in Italy. This summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Italy Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS regarding the U.S. federal income tax treatment of an investment in the ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) an expatriate or a former long-term resident of the U.S.; or, (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of the voting power or value of our shares.

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

Each investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding, or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the U.S. dollar amount of any distribution paid on ordinary shares (including the amount of any Italy tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Any dividends we pay with respect to the ADSs, or ordinary shares are expected to constitute foreign source income for foreign tax credit purposes.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program. The IRS has stated that the Italy/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on Nasdaq or another established securities market in the U.S. Dividends will not qualify for the preferential rates if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date; or, (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Subject to certain limitations, Italian withholding tax, if any, paid in connection with any distribution with respect to ADSs may be claimed as a credit against a U.S. Holder’s U.S. federal income tax liability if the U.S. Holder elects not to take a deduction for any non-U.S. income taxes for that taxable year; otherwise, such Italian withholding tax may be taken as a deduction. If a U.S. Holder is eligible for benefits under the Treaty or is otherwise entitled to a refund for the taxes withheld, the U.S. Holder will not be entitled to a foreign tax credit or deduction for the amount of any Italian taxes withheld in excess of the maximum rate under the Treaty or for the taxes with respect to which the U.S. Holder can obtain a refund from the Italian taxing authorities. As the relevant rules are very complex, U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit or deductions for non-U.S. taxes in their circumstances.

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

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Our status may also depend, in part, on how quickly we utilize cash proceeds received from previous offerings of our ADSs or ordinary shares in our business. Based on preliminary analysis, we believe that we were likely classified as a PFIC in 2023, and we may be classified as a PFIC for 2024 and future years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC in any taxable year due to the gross income from investment of cash reserves and other passive sources that we derive.

If we currently are or become a PFIC during the holding period of a U.S. Holder, the U.S. Holder would be subject to potentially materially greater amounts of tax and subject to additional U.S. tax form filing requirements. In addition, a non-corporate U.S. Holder will not be eligible for qualified dividend income treatment on dividends received from us if we are treated as a PFIC for the taxable year in which the dividends are received or for the preceding taxable year. Specifically, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and, (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates, or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors, and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. The Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not required.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Genenta’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk), credit risk, and liquidity risk. The overall risk management strategy focuses on the unpredictability of the finance markets and seeks to minimize the potential adverse effects on the financial performance. Genenta uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange, and other price risks, aging analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk. Risk management is carried out under the direction of the Board. Please see Note 1 – Nature of business and history - to our audited consolidated financial statements for further information with respect to certain of these risks.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS. A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Any cash distribution to ADS holders distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders depositary services.

$.05 (or less) per ADS per calendar year. Registration or transfer fees. Expenses of the depositary.

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars, as necessary.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes. Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the fiscal year ended December 31, 2022, we were entitled to receive approximately $30,000 reimbursement from the depositary for our expenses incurred in connection with establishment and maintenance of the ADS program. This amount has been fully paid to us. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 and concluded our internal control over financial reporting was effective as of December 31, 2023. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities.

Remediation of Previously Disclosed Material Weaknesses

As previously disclosed in Item 15 “Controls and Procedures” of our prior Annual Reports on Form 20-F, management previously identified and disclosed material weaknesses in internal control over financial reporting, including but not limited to our lack of adequate staff to: (i) process financial information in a timely manner; (ii) analyze and account for complex, non-routine transactions - including those subject to the Company’s critical accounting policies; and (iii) maintain adequate segregation of duties; and, the lack of documentation related to the Company’s internal control over financial reporting including its policy over related party relationships and transactions. During the quarter ended December 31, 2023, we remediated our previously reported material weaknesses related to these matters.

In particular, our management, with oversight from our board of statutory auditors, executed a remediation plan, in order to fully remediate the historical causes of the material weaknesses. As of December 31, 2023, the Company had taken the following steps to address the internal control deficiencies that contributed to the material weaknesses in prior periods, including, but not limited to, the following:

● new hires of additional finance and accounting personnel with high professional skills, prior experience working for finance departments, and technical accounting experience, supplemented by third-party resources, maintain the overall control over the relevant operating activities, having in place incremental and compensating controls;

● implementation of a new accounting and reporting system - cloud-based ERP system - with controlled access, approval workflow and segregation of duties to avoid to rely on third party service provider for the accounting and financial reporting closing process;

● improvement of the documentation and formally assessed our accounting and financial reporting policies and procedures; and,

● increase in the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

Attestation Report of Independent Registered Public Accounting Firm

Not required.

Changes in Internal Controls over Financial Reporting

Except as described above under “—Management’s Annual Report on Internal Control over Financial Reporting—Remediation of Previously Disclosed Material Weaknesses,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2023 and 2022 by Dannible & McKee, LLP (“Dannible & McKee” or “DM”), the Company’s principal accounting firm, and Mayer, Hoffman McCann P.C. (“MHM”), the Company’s former principal accounting firm.

Accountant Fees and Services (in Euros)	2023	2022
Audit Fees*	€433,884	€264,620
	€433,884	€264,620

*For the fiscal year ended December 31, 2023, Dannible & McKee billed €312,629, while MHM billed €121,255.

*For the fiscal year ended December 31, 2022, MHM billed €258,057, and Dannible & McKee billed €6,563.

Audit Fees

The audit fees for the years ended December 31, 2023 and 2022 respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC.

On December 15, 2022, the Company reported the dismissal of MHM as the Company’s principal accounting firm, effective December 12, 2022, and the appointment of Dannible & McKee as the Company’s principal accounting firm, effective December 12, 2022 and for the fiscal year ended December 31, 2022. For the fiscal year ended December 31, 2023, Dannible & McKee’s engagement was renewed.

Tax Fees

Not applicable.

Other Fees

Not applicable.

Pre-Approval Policies and Procedures

Prior to engaging , Dannible & McKee to perform audit services, our Board obtains an estimate for the service to be performed. All of the services described above were approved by the members of the board of statutory auditors in accordance with its procedures.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16K. CYBERSECURITY.

We recognize the critical importance of maintaining the trust and confidence of our patients, business partners, employees and other stakeholders. As a result, cybersecurity risk management is an integral part of our overall risk management and compliance program. While we are in the process of fully implementing a comprehensive cybersecurity risk management program, our current cybersecurity risk management processes are modeled after industry best practices, such as the National Institute of Standards and Technology Cybersecurity Framework, for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed by third-party service providers, and facilitate coordination across different departments of our company.

Our board of directors has overall oversight responsibility for our cybersecurity risk management; however, it delegates cybersecurity risk management oversight to our management and board of statutory auditors. Our management and board of statutory auditors is responsible for ensuring that we have processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

These processes include steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies, and informing management and our board of directors of material cybersecurity threats and incidents. Our information technology consultant is responsible for assessing our cybersecurity risk management program, and we currently do not engage other third parties for such assessment.

Our cybersecurity program is under the direction of our Chief Financial Officer and Finance Director, who receive reports from our information technology consultant and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Chief Financial Officer and Finance Director together have over 50 years of information technology experience in various roles of increasing importance. Their experience includes overseeing and supervising information technology risk management processes. Among their other duties as Chief Financial Officer and Finance Director, respectively, they manage our cybersecurity consultant, who is a certified and experienced information security professional, and he has been instrumental in the implementation and monitoring of our various cybersecurity systems and tools.

Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs, including:

●	implementing a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner;

●	deploying technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;

●	establishing and maintaining comprehensive incident response and recovery plans that fully address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis; and

●	providing regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices

Management, including our Chief Financial Officer and Finance Director, regularly update our board of statutory auditors on our cybersecurity processes, material cybersecurity risks and mitigation strategies. Our board of statutory auditors reports all material cybersecurity risks to our board of directors.

We are augmenting our current program to be a more comprehensive cybersecurity risk management program. Our roadmap for the future is centered on the maturation of our cybersecurity risk management program to align to international IT frameworks that will strengthen our defenses, enhance our threat detection capabilities, and ensure the confidentiality, integrity, and availability of our critical systems and data.

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats in 2023 that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For more information on our cybersecurity risks, see “Risk Factors — Our internal information technology systems, or those of our third party vendors, collaborators, or other contractors or consultants, may fail or suffer cyber security breaches or other unauthorized or improper access, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm, and impact our ability to operate our business effectively.”

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements are included as the “F” pages attached to this report.

All consolidated financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.4**	Description of Securities
3.1*	Deed of Incorporation of Genenta Science S.p.A.
3.2****	Amended and Restated Bylaws of Genenta Science S.p.A.
4.1*	Deposit Agreement dated December 17, 2021 between the Company and The Bank of New York Mellon, as depositary.
4.2*	Form of American Depositary Receipt (included in exhibit 4.1)
4.3**	Underwriter Warrants dated December 17, 2021
8.1	List of subsidiaries of the registrant
10.1****,†	Amended and Restated License Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. (“OSR”) dated March 23, 2023 (the “ARLA”)
10.2###,†	Amendment to ARLA dated September 28, 2023
10.3###,†	Sponsored Research Agreement with OSR dated August 1, 2023
10.4*,†	Sponsored Research Agreement with OSR dated February 12, 2021
10.5*	Know-How License Agreement with Fondazione Telethon dated February 2, 2016
10.6*,†	Master Service Agreement dated March 6, 2019, between Molecular Medicine S.p.A. and Genenta Science S.p.A.
10.7*	2021-2025 Genenta Science Employee Share Option Plan with Chairman Sub-Plan
10.9*	Employment Agreement of Pierluigi Paracchi
10.0*	Employment Agreement of Carlo Russo
10.10*	Employment Agreement of Richard B. Slansky
10.14##,†	Development and Manufacturing Services Agreement dated January 20, 2023 between AGC Biologics S.p.A. and Genenta Science S.p.A.
11.1**	Code of Business Conduct and Ethics of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-260923).

**	Incorporated by reference to the Annual Report on Form 20-F of the Registrant filed on May 2, 2022.

***	Incorporated by reference to the Form 6-K of the Registrant filed on October 3, 2022.

****	Incorporated by reference to the Annual Report on Form 20-F of the Registrant filed on April 21, 2023.

# Incorporated by reference to the Form 6-K of the Registrant filed on December 22, 2022.

## Incorporated by reference to the Form 6-K of the Registrant filed on February 1, 2023.

### Incorporated by reference to the Form 6-K of the Registrant filed on October 20, 2023.

† Portions of these exhibits (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi	By:	/s/ Richard B. Slansky
Name:	Pierluigi Paracchi	Name:	Richard B. Slansky
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	March 29, 2024	Date:	March 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genenta Science S.p.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Genenta Science S.p.A. (the “Company”) as of December 31, 2023, 2022, and 2021 and the related consolidated statements of operations and comprehensive loss, changes in quotaholders’ and shareholders’ equity, and cash flows for the three years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022, and 2021, and the results of their operations and their cash flows for each of the three years in the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities Laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Dannible & McKee, LLP

Syracuse, New York

March 29, 2024

We have served as the Company’s auditor since 2021.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2023	2022	2021
	(in Euros)
Operating expenses
Research and development	€6,474,441	€5,338,962	€3,390,677
General and administrative	5,258,501	5,705,030	2,296,596
Total operating expenses	11,732,942	11,043,992	5,687,273

Loss from operations	(11,732,942)	(11,043,992)	(5,687,273)

Other income (expense)
Others income (expense)	(4,875)	242,554	19,657
Finance income (expense)	309,253	36,985	(11,716)
Net exchange rate gain (loss)	(216,891)	2,286,690	-
Awards and Subsidies	-	-	150,000
Total other income (expense), net	87,487	2,566,229	157,941

Loss before income taxes	(11,645,455)	(8,477,763)	(5,529,332)
Income tax benefit (expense)	-	-	-
Net loss	€(11,645,455)	€(8,477,763)	€(5,529,332)
Net loss per share - basic and diluted	€(0.64)	€(0.47)	€(0.37)
Weighted average number of shares outstanding - basic and diluted	18,216,907	18,216,858	15,083,825
Other comprehensive income/(loss)
Change in fair value of marketable debt securities Fair Value Measurement	214,984	-	-
Change in foreign currency translation	(15,853)	-	-
Total other comprehensive income	199,131	-	-
Comprehensive loss	€(11,446,324)	€(8,477,763)	€(5,529,332)

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Balance Sheets

	At December 31,	At December 31,	At December 31,
	2023	2022	2021
	(in Euros)
Assets
Current assets
Cash and cash equivalents	€3,691,420	€29,794,856	€37,240,162
Marketable securities	15,084,284	-	-
Prepaid expenses and other current assets	2,480,554	1,926,512	1,519,023
Total current assets	21,256,258	31,721,368	38,759,185

Non-current assets

Fixed assets, net	€82,977	€111,639	€23,090
Other non-current assets	1,004,560	1,601,503	1,241,215
Other non-current assets - related party	3,350	3,350	3,350
Total non-current assets	1,090,887	1,716,492	1,267,655
Total assets	€22,347,145	€33,437,860	€40,026,840

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	€294,975	€1,042,054	€164,819
Accounts payable - related party	170,888	151,988	25,047
Accrued expenses	153,136	202,389	712,313
Accrued expenses - related party	861,578	489,207	132,141
Other current liabilities	255,062	297,875	100,719
Total current liabilities	1,735,639	2,183,513	1,135,039

Non-current liabilities
Other non-current liabilities	14,594	27,218	-
Retirement benefit obligation	164,655	88,963	30,618
Total long-term liabilities	179,249	116,181	30,618

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares, no par value, 59,700,000 shares authorized at December 31, 2023 and 2022, respectively; 18,216,958 and 18,216,858 shares issued and outstanding at December 31, 2023 and 2022, respectively	67,344,140	66,603,725	65,880,990
Accumulated deficit	(47,143,025)	(35,465,559)	(27,019,807)
Accumulated other comprehensive income	231,142	-	-
Total quotaholders’ and shareholders’ equity	20,432,257	31,138,166	38,861,183
Total liabilities and shareholders’ equity	€22,347,145	€33,437,860	€40,026,840

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statement of Changes in Quotaholders’ and

Shareholders’ Equity

	Corporate capital	Additional paid-in capital	Ordinary shares	Common stock, no par value	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at January 1, 2021	€37,056	€36,604,728	€-	€-	€(21,490,475)	€-	€15,151,309
Capital increase from exercise of options on Quota B	715	-	-	-	-	-	715
Share-based compensation	-	497,104	-	-	-	-	497,104
Quota B repurchased	(172)	-	-	-	-	-	(172)
Corporate capital adjustment from Srl to Spa	(37,599)	-	11,279,700	37,599	-	-	-
Capital increase related to SpA	-	(12,401)	3,720,300	12,401	-	-	-
Conversion adjustment from Srl to SpA	-	(37,089,431)	-	37,089,431	-	-	-
Capital increase from IPO, net of issuance costs	-	-	3,216,858	28,741,559	-	-	28,741,559
Net loss	-	-	-	-	(5,529,332)	-	(5,529,332)
Balance at December 31, 2021	€-	€-	€18,216,858	€65,880,990	€(27,019,807)	€-	€38,861,183
Share-based compensation	-	-	-	722,735	-	-	722,735
Cumulative Translation Adjustment	-	-	-	-	32,011	-	32,011
Net loss	-	-	-	-	(8,477,763)	-	(8,477,763)
Balance at December 31, 2022	€-	€-	€18,216,858	€66,603,725	€(35,465,559)	€-	€31,138,166
Share-based compensation				739,884			739,884
Capital increase ATM Offering	-	-	100	531	-	-	531
Other comprehensive income	-	-	-	-	(32,011)	231,142	199,131
Net loss	-	-	-	-	(11,645,455)	-	(11,645,455)
Balance at December 31, 2023	€-	€-	€18,216,958	€67,344,140	€(47,143,025)	€231,142	€20,432,257

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly, Genenta Science S.r.l.)

Consolidated Statements of Cash Flows

	At December 31,
	2023	2022	2021
	(in Euros)
Cash flows from operating activities
Net loss	€(11,645,455)	€(8,477,763)	(5,529,332)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange adjustment	-	32,011	-
Depreciation expense	42,453	6,140	4,889
Retirement benefit obligation	75,692	58,344	13,231
Share-based compensation	739,884	722,735	497,104
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(554,042)	(407,489)	(450,090)
Other non-current assets	596,943	(427,906)	(295,597)
Accounts payable	(747,079)	877,235	(380,169)
Accounts payable - related party	18,900	126,941	15,020
Accrued expenses	(49,253)	(509,924)	346,344
Accrued expenses - related party	372,371	357,066	(1,227,050)
Other current liabilities	(42,813)	197,156	47,476
Other non-current liabilities	(12,624)	27,218	-
Net cash used in operating activities	(11,205,023)	(7,418,236)	(6,958,174)
Cash flows from investing activities
Purchase of marketable securities	(14,878,875)	-	-
Purchases of fixed assets	(13,791)	(27,070)	(9,009)
Net cash used in investing activities	(14,892,666)	(27,070)	(9,009)
Cash flows from financing activities
Net proceeds from IPO	-	-	28,741,559
Proceeds from the exercise of stock options	-	-	543
Proceeds from ATM Offering	531	-	-
Net cash provided by financing activities	531	-	28,742,102
Effect of exchange rate changes	(6,278)	-	-
Net increase (decrease) in cash and cash equivalents	(26,103,436)	(7,445,306)	21,774,919
Cash and cash equivalents at beginning of period	29,794,856	37,240,162	15,465,243
Cash and cash equivalents at end of period	€3,691,420	€29,794,856	€37,240,162

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

(formerly Genenta Science S.r.l.)

Notes to the Consolidated Financial Statements

1. Nature of business and history

Genenta Science S.p.A. (the “Company” or “Genenta” – formerly Genenta Science S.r.l. “società a responsabilità limitata,” similar to a Limited Liability Company in the U.S.) converted to an Italian corporation (“società per azioni”, or “S.p.A.”) in June 2021, which is similar to a C corporation in the U.S. The Company was founded in Milan, Italy by San Raffaele Hospital (“OSR”), Pierluigi Paracchi, Luigi Naldini and Bernhard Gentner, and was incorporated in July 2014. On May 20, 2021, the quotaholders (owners of the Company) resolved that the Company convert from an S.r.l. to an S.p.A. and determined that the outstanding quota be converted to 15 million common shares at no par value. (See Note 11. Quotaholder’s and shareholder’s equity.) New Bylaws were adopted, and a new Board of Directors and board of statutory auditors were appointed. The registered office (or headquarters) remained located in Milan, Italy. The Company’s reporting currency is Euros (“EUR” or “€”). In May 2021, the Company formed a wholly owned, Delaware incorporated subsidiary, Genenta Science, Inc., intended for future operations in the U.S. (“U.S. Subsidiary”). The U.S. Subsidiary operates in U.S. Dollars (“USD” or “$”).

On December 17, 2021, the Company completed an initial public offering (“IPO”) of its shares. The shares began trading on the Nasdaq Stock Capital Market on December 15, 2021. Through the IPO, 3,120,114 new ordinary shares with no par value were issued. 720,114 ordinary shares were subscribed by the Company’s existing shareholders through a Reserved Offering, while 2,400,000 American Depository Shares (“ADS”) were directly placed on the market. Subsequently, on December 27, 2021, the Company’s underwriter exercised a portion of its “green shoe” allotment for an additional 96,744 ADS. The total number of shares outstanding resulting at December 31, 2021 was 18,216,858. Through the IPO, approximately €29 million was raised, net of listing costs (approximately €3.9 million).

On May 12, 2023, the Company filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement that was subsequently declared effective on May 24, 2023. It permits the Company to sell from time-to-time ordinary shares, including ordinary shares represented by ADSs, or rights to subscribe for ordinary shares or ordinary shares represented by ADSs in one or more offerings in amounts, at prices and on the terms that the Company will determine at the time of offering for aggregate gross sale proceeds of up to $100.0 million.

In July 2023, the Company issued 100 ADSs for gross proceeds of approximately $639, bringing the total number of shares outstanding to 18,216,958, pursuant to a Controlled Equity Offering Sales Agreement, dated May 12, 2023 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co. (“Cantor”), as agent, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (the “ATM Offering”). On March 28, 2024, the Company mutually agreed with Cantor to terminate the Sales Agreement.

Genenta is an early-stage company developing first-in-class cell and gene therapies to address unmet medical needs in cancerous solid tumors. The Company is initially developing its clinical leading product, Temferon™, to treat glioblastoma multiforme (“GBM”), a solid tumor affecting the brain. The Company intends to continue its clinical trials in Italy, and eventually start a clinical trial in Europe and the U.S. to study Temferon™ in other cancers. In June 2023, the Company’s Board of Directors selected Renal Cell Cancer (“RCC”) as the second solid tumor indication for Temferon. The Company is currently developing a clinical plan for RCC.

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

Liquidity and risks

The Company has incurred losses since its inception, including a net loss of €11.6 million, €8.5 million and €5.5 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively. In addition, as of December 31, 2023, the Company had an accumulated deficit of €47.1 million. The Company has primarily funded these losses through the proceeds from sales of convertible debt and equity quotas, prior to the Company’s conversion to an S.p.A. and its IPO after its conversion to an S.p.A. Although the Company has incurred recurring losses and expects to continue to incur losses for the foreseeable future, the Company expects that its existing cash and cash equivalents and marketable securities on hand as of December 31, 2023 of €18.8 million, will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months from the filing date of these consolidated financial statements. However, the future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s business model, typical of biotechnology companies developing new therapeutic products that have not reached a balanced income and financial position, features negative cash flows. This is because, at this stage, costs must be borne in relation to services and personnel, directly connected to research and development activities, and return for these activities is not certain and, in any case, it is expected in future years. Based on the accounting policies adopted, requiring full recognition of research and development costs in the statement of operations and comprehensive loss in the year they are incurred, the Company has reported a loss since its inception, and expects to continue to incur significant costs for research and development in the foreseeable future. There is no certainty that the Company will become profitable in the future.

The Company will require additional capital to meet its long-term operating requirements. It expects to raise additional capital through, among other things, the sale of equity or debt securities, which may include sales of ADSs pursuant to the ATM Offering. If adequate funds are not available in the future, the Company may be forced to delay, reorganize, or cancel research and development programs, or to enter into financing, licensing or collaboration agreements with unfavorable conditions or waive rights to certain products which otherwise it would not have waived, resulting in negative effects on the activity and on the economic, patrimonial and /or financial situation of the Company.

The Company’s ability to raise additional capital may be adversely impacted by the potential worsening of global economic and political conditions and volatility in the credit and financial markets in the U.S. and worldwide. This could be exacerbated by, among other factors, the lingering effects of the COVID-19 pandemic and its ongoing variants, the war between Russia and Ukraine, and/or the Israeli and Hamas war. The Company’s failure to raise capital as and when needed or on acceptable terms could have a negative impact on the Company’s financial condition and its ability to pursue its business strategy, and the Company may have to delay, reduce the scope of, suspend or eliminate one or more of its research-stage programs, clinical trials, or future commercialization efforts.

Quantitative and qualitative disclosure about market risk

The Company is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s current investment policy is conservative due to the need to support operations. The Company invests available cash in bank time deposits with reputable banks that have a credit rating of at least “A” and Italian and U S government treasury notes and bonds with short term maturity. A minority of the Company’s cash and cash equivalents and marketable securities are held in deposits that bear a small amount of interest. The Company’s market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

The Company is an early-stage cell and gene therapy company commercializing technology licensed from OSR. The Company intends to continue to conduct its operations so that neither it nor its subsidiary is required to register as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “40 Act”). To ensure that the Company does not become subject to regulation under the ‘40 Act, the Company may be limited in the type of assets that it may own or acquire. If the Company were to become inadvertently subject to the ‘40 Act, any violation of the ‘40 Act could subject the Company to material adverse consequences.

Foreign currency exchange risk

The Company’s results of operations and cash flow may be subject to fluctuations due to changes in foreign currency exchange rates. The Company’s liquid assets and expenses are denominated in EUR and USD. At December 31, 2023, the Company maintained €3.7 million in cash and cash equivalents and €15.1 million in marketable securities. Changes in the USD/EUR exchange rate could increase/decrease the Company’s operating expenses, especially as more costs are incurred in the U.S. or, as USD are exchanged for EUR to cover European operating costs. As the Company continues to grow its business, the Company’s results of operations and cash flows might be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact the Company’s results of operations.

Currently, the Company has recorded an unrealized net loss from exchange rate of approximately €0.2 million. The Company does not currently hedge its foreign currency exchange risk. In the future, the Company may enter formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of its principal operating currencies. These measures, however, may not adequately protect the Company from the material adverse effects of such fluctuations.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for consolidated financial information and with the instructions to Form 20-F and Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative US GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”), unless otherwise stated.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and the disclosures made in the accompanying notes. Estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses and related milestone payments, share-based compensation expense, valuation of Research & Development (“R&D”) tax credits, the valuation of equity and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are recorded in the period in which they become known. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below.

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

	At December 31,
	2023	2022	2021
(in Euros)	(Euro)
Cash in bank	€3,687,402	€29,790,838	€37,236,089
Cash in hand & prepaid cards	4,018	4,018	4,073
Total	€3,691,420	€29,794,856	€37,240,162

Marketable securities

The Company’s marketable securities are maintained by investment managers and consist of highly rated foreign government debt securities. Debt securities are carried at fair value with the unrealized gains and losses included in other comprehensive income (loss) as a component of shareholders’ equity until realized. Any premium arising at purchase is amortized to the earliest call date and any discount arising at purchase is accreted to maturity. Amortization and accretion of premiums and discounts are recorded in interest income, net. Realized gains and losses on debt securities are determined using the specific identification method and are included in other income (expense), net.

The Company classifies marketable securities with a remaining maturity when purchased of greater than three months as available-for-sale. Marketable securities with a remaining maturity date greater than one year are classified as non-current assets.

Effective January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements (“ASU 2016-13” or “ASC 326”), using the effective date method. As the Company had never recorded any other-than-temporary-impairment adjustments to its available-for-sale debt securities prior to the effective date, no transition provisions are applicable to the Company.

The Company assesses its available-for-sale debt securities under the available-for-sale debt security impairment model in ASC 326 as of each reporting date in order to determine if a portion of any decline in fair value below carrying value recognized on its available-for-sale debt securities is the result of a credit loss. The Company records credit losses in the consolidated statements of operations and comprehensive loss as credit loss expense within other income (expense), net, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale debt securities.

Accrued interest receivable related to the Company’s available-for-sale debt securities is presented within receivables and other current assets on the Company’s consolidated balance sheets. The Company has elected the practical expedient available to exclude accrued interest receivable from both the fair value and the amortized cost basis of available-for-sale debt securities for the purposes of identifying and measuring any impairment. The Company writes off accrued interest receivable once it has determined that the asset is not realizable. Any write offs of accrued interest receivable are recorded by reversing interest income, recognizing credit loss expense, or a combination of both. To date, the Company has not written off any accrued interest receivables associated with its marketable securities.

The unrealized gain recognized during the reporting period on marketable securities still held at the report date was approximately €268,000. The unrealized loss recognized during the reporting period on marketable securities still held at the report date was approximately €(53,000).

Net loss and comprehensive income (loss)

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. ASC 220 Comprehensive Income requires that an entity records all components of comprehensive (loss) income, net of their related tax effects, in its financial statements in the period in which they are recognized. For the years ended December 31, 2023, net loss was €11.6 million with other comprehensive income being approximately €199,131 and total comprehensive loss was €11.4 million. For 2022 and 2021, the comprehensive loss was equal to net loss.

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

The EPS calculation was applied at the Company conversion to S.p.A. in June 2021, after the increase in capital to €50,000 required to be an S.p.A. by Italian law. The Company’s shareholders authorized 59.7 million ordinary common shares. In July 2023, following the ATM Offering exercise, 100 new ADS were issued. At December 31, 2023, the Company had 18,216,958 common shares issued and outstanding with 2.7 million common shares reserved for the Company’s Equity Incentive Plan 2021–2025.

At December 31, 2023, the Company had 382,785 outstanding options and 23,502 common share equivalents, in the form of underwriters’ common share warrants. Diluted EPS was not relevant at December 31, 2023, 2022, or 2021, as the effect of common share equivalents, in the form of 382,785 stock options and of 23,502 underwriters’ common share warrants, would have been anti-dilutive. (See Note 12. Quotaholders’ and shareholders’ equity and Note 12. Share-based compensation.)

Foreign currency translation

The reporting and functional currency of the Company is Euros. All amounts are presented in Euros unless otherwise stated. All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest Euro unless otherwise stated. Foreign currency transactions, if any, are translated into Euros using the exchange rates prevailing at the date(s) of the transaction(s) or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations. For financial reporting purposes, the assets and liabilities of the U.S. Subsidiary are translated into EUR using exchange rates in effect at the balance sheet date. The net income/(loss) of the U.S. Subsidiary is translated into EUR using average exchange rates in effect during the reporting period. The resulting currency translation impact is recorded in Shareholders’ equity as a cumulative translation adjustment. For 2023, the currency translation impact was approximately €15,800. During the period ended December 31, 2023, foreign exchange gains and losses were a net loss of approximately €0.2 million.

The net exchange gain was approximately €2.3 million for the year ended December 31, 2022 and was related mainly to: i) approximately €1.6 million in net exchange rate gains realized on the conversion of $12.0 million of IPO proceeds obtained in December 2021 to Euros; ii) approximately €0.4 million in net exchange rate gain realized on USD$ trade payables; and iii) approximately €0.3 million in exchange gain unrealized on USD$ time deposits;. The change in the net foreign exchange rate effect was due to the fluctuation in the USD exchange rate with the Euro.

Emerging growth company status

The Company is an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act, or U.S. JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an “emerging growth company.” Section 107 of the U.S. JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the U.S. JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and, because of this election, its consolidated financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its initial public offering (“IPO”) or such earlier time that it is no longer an “emerging growth company.”

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under US GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

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

The carrying values of the Company’s R&D tax credits, VAT credits, accounts payable, accrued expenses and other current liabilities were evaluated and determined to approximate their fair values due to the short-term nature of these assets and liabilities.

	December 31, 2023
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€3,691,420	3,691,420	€-	€-
Marketable Securities	15,084,284	15,084,284	-	-

Total financial assets	€18,775,704	€18,775,704	€-	€-

	December 31, 2022
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€29,794,856	29,794,856	€-	€-
Total financial assets	€29,794,856	€29,794,856	€-	€-

	December 31, 2021
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€37,240,162	37,240,162	€-	€-
Total financial assets	€37,240,162	€37,240,162	€-	€-

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

Tax credit on investments in research and development

In line with the legislation in force at December 31, 2023, and 2022, companies in Italy that invest in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit which can be used in order to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions and payroll withholding taxes.

For eligible research and development activities, the tax credit was equal to 20% in fiscal year 2022 (“FY 2022”) of the eligible costs incurred, with a maximum annual amount of €4.0 million. Starting with the fiscal year 2023 (“FY 2023”) the law extended the measure up to the tax period ended December 31, 2031; however, the tax credit rate was decreased to 10% of the eligible expenses, and the annual ceiling of the credit increased to €5.0 million.

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

The Company, by analogy, accounts for this receivable in accordance with International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions; and, (2) the grant will be received. The Company has elected to present it net of the related expenditure on the Consolidated Statements of Operations and Comprehensive Loss .

While these tax credits can be carried forward indefinitely, the Company recognized an amount which reflects management’s best estimate of the amount that is reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable. The tax credits are recorded as an offset to research and development expenses in the Company’s Consolidated Statements of Operations and Comprehensive Loss .

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

In May 2021, the Company’s quotaholders adopted the Company’s “Equity Incentive Plan 2021–2025” (“the Plan”); however, through December 31, 2021, no options or awards were granted and there were no outstanding options or awards. (See Note 12. Share-based compensation.)

In April 2022, the Company’s board of directors, as administrator of the Plan, awarded nonqualified stock options (“NSOs”) on 147,783 shares to its (former) Chairman according to the terms of a Sub-Plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan. (See Note 12. Share-based compensation.)

In July 2022, the Company’s board of directors, as administrator of the Plan, awarded NSOs on 392,740 shares to certain of the Company’s directors and employees. (See Note 12. Share-based compensation.)

In March 2023, the board of directors, as administrator of the Plan, awarded NSOs on 46,400 shares to certain of the Company’s directors.

In June 2023, the Company’s shareholders modified the Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant. (See Note 12. Share-based compensation.)

Currently, the Company has authorized options on 1,821,695 ordinary shares (i.e., approximately 10% of the number of shares outstanding, which are currently 18,216,958 ordinary shares outstanding); however, at the quotaholders’ meeting held on May 20, 2021, the quotaholders approved an increase to the Plan of up to a maximum of options on 2,700,000 ordinary shares. Therefore, as the Company raises additional capital, the Board of Directors has authority to issue options on upto 2,700,000 ordinary shares, as the number of issued and outstanding ordinary shares increases, i.e., the Company does not have to obtain further authorization from shareholders to increase the number of ordinary shares available for equity grants until the outstanding ordinary shares exceed 27,000,000. The number of options granted at December 31, 2023 were 586,923 and the number of options available for grant were 1,234,772.

The Company measures its stock option awards granted to employees, officers, directors, and consultants under the Plan based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is normally the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. The Company classifies stock-based compensation expense in its Consolidated Statement of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

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

Non-current assets right of use (ROU)

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASC 842. The Company recognizes both lease liabilities and right-of-use assets on the balance sheet for all leases, except for short-term leases (those with a lease term of 12 months or less). Lease liabilities are initially measured at the present value of the future lease payments over the lease term, discounted at the rate implicit in the lease or, if that rate is not readily determinable, the Company’s incremental borrowing rate. The right-of-use assets represent the lessee’s right to use the underlying asset for the lease term and are initially measured at the same amount as the corresponding lease liability. For finance leases, the Company recognizes interest expense on the lease liability and amortization expense on the right-of-use asset. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

Fixed Assets

Property and equipment are stated at cost, including any accessory and direct costs that are necessary to make the assets fit for use, and adjusted by the corresponding accumulated depreciation. Depreciation is systematically recorded in the consolidated financial statements taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated useful economic lives. Leasehold improvements depreciation is recorded based on the shorter of the life of the leasehold improvement or the remaining term of the lease.

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

Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, “Property, Plant and Equipment,” the Company performs an impairment test whenever events or circumstances indicate that the carrying value of long- lived assets with finite lives may be impaired. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted pre-tax cash flows expected to result from the use of such assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated cash flows. To date, no impairments have been identified for the periods ended December 31, 2023, and 2022.

Deferred offering costs

Deferred public offering costs, which primarily consist of direct, incremental legal and accounting fees relating to fundraising activities (e.g., an IPO), were capitalized within prepaid expenses and other current assets prior to the IPO and netted or offset with the IPO proceeds upon closing of the IPO.

For the year ended December 31, 2023, the Company incurred approximately €0.3 million of ATM Offering costs that were fully expensed in the Consolidated Statement of Operations and Comprehensive Loss.

For the year ended December 31, 2022, the Company did not incur offering costs.

For the year ended December 31, 2021, the Company incurred approximately €3.9 million in qualifying offering costs that were recorded as an offset to IPO proceeds, approximately €156,000 of these costs were recognized as deferred offering costs in the preceding period.

Recently issued accounting pronouncements

In April 2012, the U.S. Jump-Start Our Business Startups Act (the “U.S. JOBS Act”) was signed into law. The U.S. JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, the Company may elect to adopt new or revised accounting standards when they become effective for non-public companies, which typically is later than when public companies must adopt the standards. The Company has elected to take advantage of the extended transition period afforded by the U.S. JOBS Act and, as a result, unless the Company elects early adoption of any standards, will adopt the new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies.

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

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related EPS guidance for both Subtopics. The ASU will be effective for annual reporting periods after December 15, 2023, and interim periods within those annual periods and early adoption is permitted in fiscal periods ending after December 15, 2020. Upon implementation, the Company may use either a modified retrospective or full retrospective method of adoption. The Company is evaluating the impact of adopting the new ASU.

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

The Company annually sustains a significant amount of research costs to meet its business objectives. The Company has various research and development contracts, and the related costs are recorded as research and development expenses as incurred. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations at period end to those third parties. Any accrual estimates are based on several factors, including the Company’s knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs. For further details, please refer to the Related Parties disclosures in Note 13 below.

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

5. Income taxes

The Company is subject to taxation in Italy, and with the addition of the Company’s wholly owned subsidiary in the U.S., the Company is subject to taxation in the U.S. Taxation in Italy includes the standard corporate income tax and a regional business tax. Taxation in the U.S. includes federal corporate income tax (“IRS”), as well as state and local taxes. Taxes are recorded on an accrual basis. They therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. In the future, the Company may be taxed in various other countries where it may have permanent establishments, as applicable. For the period ending December 31, 2023, 2022 and 2021, due to the tax loss position reported, no income taxes were due in Italy or in the U.S., although the U.S. subsidiary had taxable income in 2022. In addition, the subsidiary in the U.S. had an immaterial amount of other state taxes.

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

The Company recognizes tax liabilities from an uncertain tax position if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. For the Italian Company, the prior five years of tax returns (2019-2023) are potentially subject to audit, for the Subsidiary in the U.S. the open years for tax examination are 2021, 2022 and 2023.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. A reconciliation of the Company’s effective tax rate is summarized as follows:

	At December 31,
	2023	2022	2021
	(in Euros)
Income taxes at Italy statutory rate	€(2,794,909)	€(2,034,663)	€(1,296,797)
Permanent differences	309,512	(160,133)	(1,189,844)
Other	(171,032)	715	(29,928)
Federal Income tax for Genenta INC	(89,910)	(31,993)	(26,462)
Change in valuation allowance	2,746,339	2,226,074	2,543,031
Total provision expense for income taxes	€-	€-	€-

Significant components of the Company’s net deferred tax assets are summarized as follows:

	At December 31,
	2023	2022	2021
	(in Euros)
Deferred tax assets
Net operating loss carryforwards	€11,772,870	€9,197,563	€7,125,174
Other temporary differences	150,347	52,996	6,000
Allowance for corporate equity	495,692	422,011	315,322
Total deferred tax assets	12,418,909	9,672,570	7,446,496
Valuation allowance	(12,418,909)	(9,672,570)	(7,446,496)
Net deferred tax assets	€-	€-	€-

At December 31, 2023, 2022 and 2021, the Company believes there are no significant differences with regards to its deferred tax assets and its relevant components, compared to the computations of the preceding periods.

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

The following table shows the amount of deferred tax assets that can be carried forward indefinitely and used without limitation or with the limit of 80% of taxable income generated in Italy, as provided by Legislative Decree 98/2011:

	At December 31,
	2023	2022	2021
	(in Euros)
No expiration date	€5,487,085	€5,487,085	€5,487,085
No expiration date - DL 98/2011	43,191,915	33,054,966	24,241,891
Total	€48,679,000	€38,542,051	€29,728,976

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

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2023	2022	2021
	(Euro)
Value Added Tax (VAT)	€1,170,634	€912,423	€820,780
Research and development tax credit	833,000	650,000	600,000
Advances payments to suppliers	34,108	41,149	58,009
Other current assets	64,664	219,400	21,987
Other prepaids	378,148	103,540	18,247
Total	€2,480,554	€1,926,512	€1,519,023

Value Added Tax (VAT) receivables are linked to purchases. Italian VAT (Imposta sul Valore Aggiunto) applies to the supply of goods and services carried out in Italy by entrepreneurs, professionals, or artists and on imports carried out by anyone. Intra-Community acquisitions are also subject to VAT under certain situations. The Italian standard VAT rate for 2023 and 2022 was 22%. Reduced rates are provided for specifically listed supplies of goods and services. It is carried forward indefinitely and does not expire. The Company reclassified to other non-current assets a portion of the receivable which is expected to be realized beyond 12 months.

Tax credits on research and development represent a special tax relief offered to Italian companies operating in the research and development sector and can be used to offset most taxes payable. The Company has a total research and development tax credit available to be used of approximately €4.1 million at December 31, 2023, and approximately €4.4 million at December 31, 2022, which can be carried forward indefinitely and does not expire. However, given the start-up status of the Company, and the fact that it will not be profitable in the foreseeable future (which limits the utilization of the credit), the Company recognized a receivable balance that represents the Company’s best estimate of the amount of tax credit that can be used in offsetting taxes payable for approximately 17 months after December 31, 2023.

During the 12 months period ended December 31, 2023, the Company utilized approximately €732,000 to offset certain social contributions and taxes payable, while during the financial year 2022, the Company utilized approximately €600,000. The benefit recorded for the 12 months ended December 31, 2023 and 2022, to offset research and development expenses was approximately €430,000 and €698,000, respectively. The Company reclassified to other non-current assets a portion of the receivable, which is expected to be realized beyond 12 months (see Note 8. Non-current assets right of use (ROU)).

Advance payments to suppliers at December 31, 2023 and 2022 mainly relate to R&D operating services.

Other current assets at December 31, 2023 mainly relate to interests maturing on investment in marketable securities, while Other current assets at December 31, 2022 mainly relate to the allowance for corporate equity (“ACE”) of approximately €180,000 and the quota of accruing financial interest income on time deposit of approximately €38,000.

At December 31, 2023, Other prepaid expenses mainly relate to the directors and officers (“D&O”) insurance policy paid in December 2023 of approximately €0.2 million, while at December 31, 2022 other prepaids mainly include expenses for various services, already financially incurred but attributable to the following year.

7. Fixed assets, net

Fixed assets consist of the following:

	At December 31,
	2023	2022	2021
	(in Euros)
Software (ERP Implementation)	€87,800	€87,800	€-
Computer	35,971	31,307	24,869
Furniture and fixtures	13,005	4,676	5,010
Total fixed assets	136,776	123,783	29,879
Less: accumulated depreciation	(53,799)	(12,144)	(6,789)
Fixed assets, net	€82,977	€111,639	€23,090

For the period ended December 31, 2023 and 2022 software was approximately €53,144 and €87,800, respectively, net of accumulated depreciation, and included software customization and development costs related to information technology security infrastructure and the new ERP system.

Equipment consists of computers and furniture and fixtures of our office space in Milan, Italy. There were no significant disposals, nor impairments during the periods. Depreciation has been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated economic lives. No significant purchases occurred during the period ended December 31, 2023.

8. Non-current assets right of use (ROU)

In February 2022, the Company entered into a four-year (i.e., 48 month) lease of an automobile, with an ending date of January 2026. The “base” annual lease payment is €13,967 payable monthly in the amount of €1,164. The lease payment will remain fixed for the four (4) years. The automobile lease was identified and accounted for as a finance type lease.

For the initial measurement, the calculation of the net present value of the right of use asset and liability was made by using the discounted rate of 6.25% and was determined to be approximately €49,320. Lessee initial direct costs were deemed not material. Other non-lease component costs for lease insurance was accounted for separately from the lease. At December 31, 2023, the net present value of the ROU asset and liability amounted to approximately €27,200. The liability was determined to be €12,600 as a current liability and €14,600 as a long-term liability.

9. Other non-current assets

Other non-current assets consist of the long-term portion of the VAT receivable and R&D tax credit, as follows:

	At December 31,
	2023	2022	2021
	(in Euros)
Value Added Tax (VAT)	€630,342	€912,424	€641,215
Research and development tax credit	167,000	650,000	600,000
Other non-current assets	207,218	39,079
Total other non-current assets	€1,004,560	€1,601,503	€1,241,215

The VAT tax credit matured in 2023 and is expected to become eligible for reimbursement after twelve months from December 31, 2023.

The R&D tax credit long term decreased in 2023, mainly because of the decrease in the percentage of eligible R&D expense that by law was reduced from 20% in 2022 to 10% in 2023. The decrease was also partially due to the different estimation of the projected utilization time frame, compared to the same estimation of the previous year.

Other non-current assets mainly include the allowance for corporate equity (“ACE”) of approximately €0.2 million.

In addition, other non-current assets - related party includes a security deposit of €3,350 paid to OSR - San Raffaele Hospital as security guarantee for the office lease contract. (See Note 14. Commitments and contingencies).

10. Retirement benefit obligation

Employees in Italy are entitled to Trattamento di Fine Rapporto (“TFR”), commonly referred to as an employee leaving indemnity, which represents deferred compensation for employees in the private sector. Under Italian law, an entity is obligated to accrue for TFR on an individual employee basis payable to each individual upon termination of employment (including both voluntary and involuntary dismissal). The annual accrual is approximately 7% of total pay, with no ceiling, and is revalued each year by applying a pre-established rate of return of 1.50%, plus 75% of the Consumer Price Index, and is recorded by a book reserve. TFR is an unfunded plan. The costs of the retirement benefit obligation are accounted for under the provisions of ASC 715, Compensation – Retirement Benefits. The amount of the obligation at December 31, 2023 and 2022 was €164,655 and €88,963, respectively. The increase was mainly due to the increase in the Company’s organizational structure and the increase in employee compensation.

11. Quotaholders’ and shareholders’ equity

The Company was an S.r.l., which is an Italian limited liability company like a limited liability company in the U.S., prior to May 2021. The Articles of Incorporation, Shareholders’ Agreement and the By-laws of the Company provided for different quotas, which represented the Company’s corporate capital, rather than shares of stock as ownership.

Corporate capital

As an S.r.l., the Company’s ownership was called “corporate capital” and “quotas” rather than shares, stock, or units.

The Company’s capital was divided between five (5)categories of quotas as summarized below at January 1, 2021:

	At
	January 1,	Ownership
Quota	2021	%
A	€10,458	28%
B	6,886	19%
C	8,645	23%
D	4,034	11%
E	7,033	19%
Total	€37,056	100%

The Company had five (5) categories of quotas:

●	Quota A was reserved for certain founders. One of the founders had the right to appoint three (3) board members out of five (5), appoint the Chair from these three (3) persons and appoint one (1) member of the board of statutory auditors. One other founder had the right to appoint two (2) board members out of five (5), appoint two (2) statutory auditors and appoint the Chair of the statutory auditors from the two (2) appointees. Quota A had voting rights.

●	Quota B had no voting rights, the same profit-sharing rights as Quota A and was priced at a nominal amount of €1.00. The Company had historically utilized Quota B for its share-based compensation program offered to board members, employees, and consultants. Quota B was also held by certain co-founders. The Company’s stock options were exercisable into Quota B for past and present board members, employees, and consultants.

●	Quota C had the right to appoint one (1) member of the board of statutory auditors; specifically, the one (1) that a founder had the right to appoint.

●	Quota D and Quota E had no rights.

●	Quotas A, C, D & E. During a divestiture proceeding (meaning Quotas representing 100% of the corporate capital of the Company) or a dissolution of the Company, Quotas C, D & E all had the same rights with respect to the proceeds of a divestiture, i.e., all three (3) quotas shared the divestiture consideration equally (on a pari passu basis) up to the amount of their investment. If there was any consideration remaining after payment to quotas C, D & E, then quota A was entitled to the amount remaining up to the amount of their investment. If proceeds of a divestiture were less than or equal to €50 million, then any proceeds remaining after payment of quotas A, C, D & E, were to be shared equally among quotas A, C, D & E; however, if proceeds of a divestiture were greater than €50 million, then any proceeds remaining after payment of quotas A, C, D & E, were to be distributed to each quota separately according to a detailed formula specified in the Company’s By-Laws, including quota B. Similar to a divestiture, net profits, if any, were to be distributed in the same manner to quotas A, B, C, D & E, after deducting not less than five (5) percent for a legal reserve (up to where this reserve equals one-fifth of the quota capital). A, C, D, E had equal voting rights and the Company By-laws specify protective provisions for each class of quota for A, C, D & E.

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

As a result of the Company conversion, the corporate capital was reclassified as ordinary shares, no par value, combining the minimum capital amount of €50,000 with the additional paid-in capital for a total of €37,139,431. The outstanding quota of €50,000 before the conversion were all converted into 15 million shares of ordinary shares, no par value, after the conversion at the same conversion rate of approximately 300 quota per share of ownership. All preferences related to the quota classes were terminated and all shareholders held ordinary shares, no par value. All shares outstanding after the conversion are held in ledger form. The Company adopted new Articles of Association and Bylaws, appointed a new Board of Directors and board of statutory auditors.

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

12. Share-based compensation

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

In May 2021, in context of our Corporate Conversion from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”), the shareholders approved a capital increase to allow for issuance of up to 2.7 million ordinary shares, or 10% of the total outstanding common shares of the Company after the IPO, in the service of a four-year employees’ share option plan, “Equity Incentive Plan 2021–2025,” (the “Plan”) to be adopted by the board of directors. The Plan is administered by the Board of Directors in consultation with the Compensation, Nomination and Governance Committee. No options were granted under the Plan during 2021.

In April 2022, the Company’s board of directors, as administrator of the Plan, awarded a nonqualified stock option (“NSO”) on 147,783 shares to its (former) Chairman according to the terms of a Sub-Plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan. The NSO was fully vested upon grant and carried a two (2) year exercise term. The exercise price of the NSO is €6.38 per share, as pre-determined in the Sub-Plan.

In July 2022, the Company’s board of directors, as administrator of the Plan, awarded NSOs on 392,740 shares to certain of the Company’s directors, officers and employees. The director NSOs vested monthly over a one-year period with a 10-year term. The officer and employee NSOs vested monthly over a four (4) year period with a 10-year term; however, the vesting of the officer NSOs were adjusted based on hire date per their employment contracts. All NSOs were priced based on a 30-day volume weighted average formula, adjusted by Black-Scholes, which was determined to be $4.76 per share.

At December 31, 2022, there were 540,523 granted stock options and 1,281,162 stock options remaining available for grant.

In March 2023, the Board, as administrator of the Plan, awarded NSOs on 46,400 shares to the Company’s directors. The NSOs vested monthly over a one (1) year period with a 10-year term. All NSOs were priced based on a 30-day volume weighted average formula, adjusted by Black-Scholes, which was determined to be $5.62 per share.

At December 31, 2023, there were 586,923 granted stock options and 1,234,772 stock options remaining available for grant.

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

The Company calculated the share compensation expense for the options granted by utilizing the Black Scholes method with the following inputs for each of the stock grants in March 2023, July 2022 and April of 2022:

●	The option’s exercise price.
●	The option’s expected term.
●	The underlying share’s current price.
●	The underlying share’s expected price volatility during the option’s expected (or in certain cases, contractual) term, or in cases where calculated value is used, the historical volatility of an appropriate industry sector index.
●	The underlying share’s expected dividends during the option’s expected (or in certain cases, contractual) term except cases, such as when dividend protection is provided; and
●	The risk-free interest rate during the option’s expected (or in certain cases, contractual) term.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding as of January 1, 2021	546	€1.00	1	€584,132
Granted	169	1.00		183,831
Vested and exercised	715	1.00	-	777,920
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2021	-	€-	-	€-
Exercisable as of December 31, 2021	-	€-	-	€-
Outstanding, expected to vest as of December 31, 2021	-	€-	-	€-

Outstanding as of January 1, 2022	-	-	-	-
Granted	540,523	€4.99	7.3	€272,480
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2022	540,523	€4.99	7.3	€272,480
Exercisable as of December 31, 2022	237,129	€5.66	4.42	€61,988
Outstanding, expected to vest as of December 31, 2022	303,394	€4.67	9.55	€210,492

Outstanding as of January 1, 2023	540,523	€4.99	7.3	€272,480
Granted	46,400	5.30	9.17	-
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2023	586,923	€4.84	6.53	€67,596
Exercisable as of December 31, 2023	382,785	€5.11	5.44	€33,796
Outstanding, expected to vest as of December 31, 2023	204,138	€4.34	8.58	€33,800

On March 2023, the Company granted non-qualified stock options to certain directors were partially vested and priced based on the “2021-2025 -Plan.” Total recognized expense was approximately €199,890.

On July 2022, the Company granted non-qualified stock options to certain directors and employees that were partially vested and priced based on the “2021-2025 Plan.” Total recognized expense was approximately €482,692.

On April 2022, the Company granted non-qualified stock options to Dr. Squinto, Chairman of the Company at that time, that were fully vested and priced based on a Sub-Plan called “2021-2025 Chairman Sub-Plan” attached to the Plan. Total recognized expense was €240,043.

At December 31, 2021, there were no outstanding stock options.

The Company’s share-based compensation expense for the years ended December 31, 2023, 2022 and 2021 is represented by the following table:

	Year ended December 31
	2023	2022	2021
	(in Euros)
Research & development expense	€73,392	€35,164	€82,669
Research & development expense - related party	-	-	179,480
General & administrative expense	505,828	486,962	234,955
General & administrative expense - related party	160,664	200,609	-
Total	€739,884	€722,735	€497,104
Unrecognized expense	€907,683	€1,639,082	€-

For the years ended December 31, 2023, 2022 and 2021, the Company recorded €739,884, €722,735 and €497,104 , respectively, as the fair value of the stock options granted.

The amount of unrecognized expense at December 31, 2023 was €907,683. The amount of unrecognized expense at December 31, 2022 was €1,639,082. The weighted average fair value of the options granted during 2021 was €1,088 per quota B. There was no amount of unrecognized expense at December 31, 2021.

The weighted average grant date fair value of the options granted during the period ended December 31, 2023 and December 31, 2022 was €4.84 and €4.99 per share respectively.

Weighted average shares

The calculation was performed by taking the number of shares outstanding during a given period and weighting them for the number of days that number of shares were outstanding. For the period ended December 31, 2023, and December 31, 2022, there was a weighted average of 18,216,907 and 18,216,858 shares, respectively, of the Company’s ordinary shares, no par value.

Quota B Valuations

The fair value of the Quota B underlying the Company’s share-based compensation grants has historically been determined by the Company’s board of directors, with input from management and third-party valuations. The Company believes that the Board of Directors has the relevant experience and expertise to determine the fair value of its Quota B, when also securing third-party assistance. Given the absence of a public trading market of the Company’s equity, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s equity at each grant date. These factors include:

●	valuations of the Quota B equity performed by third-party specialists;

●	the price of the Company’s equity to third-party, arms-length, sophisticated, and qualified investors, which was used in the OPM Backsolve Model;

●	the prices, rights, preferences, and privileges of the Company’s Quota C, D, and E preferred equity classes relative to those of the Company’s equity;

●	lack of marketability of the Quota B;

●	lack of voting rights of the Quota B;

●	current business conditions and projections;

●	hiring of key personnel and the experience of management;

●	the Company’s stage of development;

●	the timing, progress and results of the Company’s pre-clinical studies and clinical trials for the Company’s programs and product candidates; including statements regarding the timing of initiation and completion of trials or studies and related preparatory work, the period during which the results of the trials will become available and the Company’s research and development programs;

●	likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of the Company given prevailing market conditions, or other liquidation events;

●	the market performance of comparable publicly traded companies; and

●	the European, U.S., and global capital market conditions.

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

The OPM treats each equity class as a call option on the total equity value of a company, with exercise prices (i.e., breakpoints) based on the value thresholds at which the allocation among the various holders of a company’s securities changes. A discount was considered for Lack of Marketability (“DLOM”), which is an amount or percentage that is deducted from the value to reflect the absence of a viable market. The DLOM was then applied to arrive at an indication of value for the option. Also, considered in the valuation was volatility and the fact that the Quota B class of equity did not carry voting rights. The expected volatility used in the OPM is based upon the historical volatility of publicly traded companies in similar stages of clinical development.

Application of the Company’s approach involved the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding the selection of comparable companies, and the expected timing of an IPO or other liquidity event. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the valuations at each valuation date and may have a material impact on the valuation of the Company’s Quota B equity class, and consequently, the Company’s share-based compensation expense could be materially different.

Weighted average shares

As a result of the Company’s conversion to an S.P.A. in June 2021, the Company converted all its ownership to common shares. From that point forward, the Company was able to calculate both a weighted average and pro forma weighted average number of shares outstanding. The calculation was performed by taking the number of shares outstanding during a given period and weighting them for the number of days that number of shares were outstanding. Prior to June 2021, the Company was unable to convert quota to shares, in part due to the fact that quota carried different rights and privileges, so the Company was not sure how all quota would be treated in the conversion; however, shareholders agreed at the conversion in June 2021 that all classes of quota would be treated equally and all quota were exchanged for shares on a 1:1 basis and all the preferences were removed. Therefore, the Company was able to calculate a weighted average for the Company’s December 31, 2021 consolidated financial statement presentation.

For the years ended December 31, 2023, 2022 and 2021 there was a weighted average of 18,216,907, 18,216,858 and 15,083,825 shares, respectively, of the Company’s ordinary shares, no par value.

13. Related parties

The Company’s research and development expenses are a combination of third-party expenses, and related party expenses, as detailed below:

	For the Year Ended December 31, 2023
	Third Parties	Related Parties	Total
(in Euros)
Consultants & other third parties	€305,289	€1,331,166	€1,636,455
Materials & supplies	3,639,920	-	3,639,920
Compensation (including share-based)	467,557	645,932	1,113,489
Travel & entertainment	44,243	-	44,243
Other	39,965	369	40,334
Total	€4,496,974	€1,977,467	€6,474,441

	For the Year Ended December 31, 2022
	Third Parties	Related Parties	Total
	(in Euros)
Consultants & other third parties	€804,341	€726,082	€1,530,423
Materials & supplies	2,790,982	-	2,790,982
Compensation (including share-based)	412,085	580,196	992,281
Other	25,276	-	25,276
Total	€4,032,684	€1,306,278	€5,338,962

	For the Year Ended December 31, 2021
	Third Parties	Related Parties	Total
	(in Euros)
Consultants & other third parties	€946,156	€711,464	€1,657,620
Materials & supplies	1,231,019	-	1,231,019
Compensation (including share-based)	284,957	214,892	499,849
Travel & entertainment	-	596	596
Other	1,593	-	1,593
Total	€2,463,725	€926,952	€3,390,677

Research and development (related party) expenses during the years ended December 31, 2023, 2022, and 2021, mainly relate to the clinical trial activity done as per the agreement with the OSR - San Raffaele Hospital. The increase in research and development expenses related parties for the year ended December 31, 2023, compared to the year ended December 31, 2022, was due to the increase in the number of treated patients and related clinical trial activities. Furthermore, the increase was also determined by the reduction in the offsetting effect of research and development tax credits.

The Company recorded research and development expenses of approximately €6.5 million in 2023 (€6.9 million less €0.4 million, from the compensation effect of the tax credit benefit), and €5.3 million in 2022 (€6.0 million less €0.7 million, from the compensation effect of the tax credit benefit).

In 2021, the Company recorded research and development expenses of approximately €3.4 million (€4.6 million, less €1.2 million from the compensation effect of the tax credit benefit).

The Company’s general and administrative expenses are also a combination of third-party and related party expenses, as detailed below:

	For the Year Ended December 31, 2023
	Third Parties	Related Parties	Total
(In Euros)
Compensation (including share-based)	€1,218,299	€1,317,068	€2,535,367
Accounting, legal & other professional	1,026,534	-	1,026,534
Communication & IT related Facility	166,416		166,416
Facility & insurance related	6,180	15,731	21,911
Consultants & other third parties	610,103	-	610,103
Other	896,018	2,152	898,170
Total	€3,923,550	€1,334,951	€5,258,501

	For the Year Ended December 31, 2022
	Third Parties	Related Parties	Total
	(in Euros)
Compensation (including share-based)	€1,293,880	€1,268,974	€2,562,854
Accounting, legal & other professional	781,817	-	781,817
Communication & IT related	171,380	-	171,380
Facility & insurance related	1,241,692	14,815	1,256,507
Consultants & other third parties	593,788	-	593,788
Other	331,824	6,860	338,684
Total	€4,414,381	€1,290,649	€5,705,030

	For the Year Ended December 31, 2021
	Third Parties	Related Parties	Total
	(in Euros)
Compensation (including share-based)	€353,177	€567,624	€920,801
Accounting, legal & other professional	390,134	-	390,134
Communication & IT related	52,230	-	52,230
Facility & insurance related	71,181	14,399	85,580
Consultants & other third parties	675,688	-	675,688
Other	164,468	7,695	172,163
Total	€1,706,878	€589,718	€2,296,596

There were no significant changes in general and administrative expenses related parties during the year ended December 31, 2023, compared to the year ended December 31, 2022. General and administrative expenses, other than related party, decreased mainly because of the decrease in the Company’s limited liability insurance cost, aka director and officer (“D&O”) insurance.

The increase in general and administrative expenses related parties during the year ended December 31, 2022, compared to the year ended December 31, 2021 was mainly due to the increase in management compensation. General and administrative expenses, other than related party, increased due to the increase in D&O insurance and to the increase in legal and audit fees as result of the post IPO administrative and compliance activities.

The Company’s accounts payable to related parties are comprised as follows:

	At December 31,
	2023	2022	2021
	(in Euros)
San Raffaele Hospital (OSR)	€170,888	€150,206	€25,047
Pierluigi Paracchi
Carlo Russo	-	198	-
Richard Slansky	-	1,584	-
Total	€170,888	€151,988	€25,047

The Company’s accrued expenses to related parties are comprised as follows:

	At December 31,
	2023	2022	2021
	(in Euros)
San Raffaele Hospital (OSR)	€413,935	€176,559	€19,201
Pierluigi Paracchi	175,254	112,501	25,000
Richard Slansky	116,738	81,369	53,502
Carlo Russo	155,651	118,778	34,438
Total	€861,578	€489,207	€132,141

The Company has identified the following related parties:

●	Pierluigi Paracchi (director and co-founder of the Company);

●	Luigi Naldini (co-founder of the Company and chair of the scientific advisory board);

●	Bernhard Rudolph Gentner (co- founders of the Company and member of the scientific advisory board);

●	Carlo Russo (former XDG Biomed - chief medical officer); and,

●	Richard Slansky (chief financial officer);

●	OSR - San Raffaele Hospital (co-founder of the Company, shareholder, main service provider for clinical activity and licensor of brands of any product that can be obtained through research).

The following is a description of the nature of the transactions between the Company and these related parties:

Pierluigi Paracchi

Mr. Pierluigi Paracchi, President and Chairman of the Company prior to the conversion, is the current Chief Executive Officer, Vice-Chairman, as well as co-founder. His current employment arrangement with the Company provides an annual gross salary of €420,000 plus a 40% annual bonus subject to Board approval. Mr. Paracchi also has use of a Company car, for which the Company entered an operating lease agreement in February 2022.

In April 2022, Mr. Paracchi received a bonus of €60,000 (gross amount), of which €23,000 related to the activity performed in the second half of 2021 and €37,000 for the activity performed following the IPO in the first few months of 2022. In July 2022, the Board approved an increase in Mr. Paracchi’s bonus from 20% to 40% to begin effective January 1, 2023.

For the year ended December 31, 2023, and 2022, the Company expensed approximately €692,000 and €624,000, respectively, related to compensation for Mr. Paracchi.

At December 31, 2023 the Company accrued €168,000 for Mr. Paracchi’s bonus to reward the activity performed in 2023, while at December 31, 2022, the Company accrued €112,501 for Mr. Paracchi’s bonus from July to December, that was paid in March 2023.

Luigi Naldini/Bernhard Rudolph Gentner

Drs. Naldini and Gentner are co-founders of Genenta and part of the SAB – Scientific Advisory Board, with Dr. Naldini as Chairman, and Dr. Gentner as a member. Dr. Naldini has an advisory agreement approved by the Board of Directors and performs the pre-clinical studies for the Company. In particular, the pre- clinical experiments are in solid tumor indications. The last consulting agreement with Dr. Naldini was signed on June 20, 2022, which included an annual fee of €100,000 starting July 1, 2022. At December 31, 2023, Dr. Naldini billed €100,000 and all the issued invoices were paid before December 31, 2023.

Dr. Gentner, like Dr. Naldini, oversees pre-clinical research related to the platform technology. In addition, he analyzes clinical biological data. The last agreement with Dr. Gentner, started on July 1, 2022 and provided fees in the amount of €45,000 per year. At December 31, 2023, Dr. Gentner billed €45,000. All the issued invoiced were paid before December 31, 2023.

Carlo Russo – former XDG Biomed LLC

XDG Biomed is the LLC of Dr. Carlo Russo. Dr. Russo has a single contract signed by XDG and the Company that has been approved by the Board of Directors and was subject to multiple amendments. In particular, Dr. Russo, via XDG, served as the Company’s Chief Medical Officer and Head of Development. Dr. Russo is responsible for the clinical development of Temferon™, the Company’s gene therapy platform. The applicable recurring fees until the IPO date was €300,000 per year, plus a performance bonus of €50,000 maturing for the period July-June of each year and payable after Board of Directors approval. From the IPO date, December 15, 2021, Dr. Russo has been employed by Genenta Science Inc. with the same role and responsibilities under a new employment agreement. The annual gross salary of Dr. Russo, as an employee, amounts to $500,000 per year plus a 30% annual bonus subject to board of director approval.

For the year ended December 31, 2023, and 2022, the Company expensed approximately €592,000 and €580,000, respectively, related to compensation for Dr. Russo.

At December 31, 2023, the Company accrued approximately €156,000 for Dr. Russo’s bonus to reward the activity performed in 2023, while at December 31, 2022, the Company accrued approximately €112,000 for Dr. Russo’s bonus to reward the activity performed in 2022 paid in March 2023.

Richard Slansky

Mr. Slansky is the Chief Financial Officer of the Company. Prior the IPO, he was engaged by the Company to assist with financial, accounting and audit support under an advisory agreement until the end of October 2021. On November 1, 2021, he joined the Company full time and has been employed as Chief Financial Officer. Under the new employment agreement, Mr. Slansky is entitled to receive a gross annual compensation of $300,000 per year plus a 30% annual bonus subject to board of director approval. Starting from January 1, 2023, the new gross annual compensation for Mr. Slansky was increased to $375,000 plus a 30% annual bonus subject to board of director approval.

For the year ended December 31, 2023, and 2022, the Company expensed approximately €456,000 and €445,000, respectively, related to compensation for Mr. Slansky. At December 31, 2023 the Company accrued approximately €116,000 for Mr. Slansky’s bonus to reward the activity performed in 2023, while at December 31, 2022, the Company accrued approximately €77,000 for Mr. Slansky’s bonus to reward the activity performed in 2022.

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

Amended and Restated OSR License Agreement

The Company entered into an Amended and Restated License Agreement (the “ARLA”) with OSR in March 2023. The ARLA replaced the Company’s original license agreement originally entered into with OSR on December 15, 2014, as subsequently amended on March 16, 2017, February 1, 2019, December 23, 2020, September 28, 2021, January 22, 2022, September 29, 2022, and December 22, 2022 (the “Original OSR License Agreement”).

The effectiveness of the ARLA was subject to Italy’s Law Decree No. 21 of March 15, 2012 (i.e., the Italian Golden Power regulations), as subsequently amended and supplemented, and would not become effective until the applicable Italian governmental authority consented to the ARLA. On April 20, 2023, such consent was received and the ARLA became effective.

Pursuant to the terms of the ARLA, OSR has granted the Company an exclusive, royalty-bearing, non-transferrable (except with the prior written consent of OSR), sublicensable, worldwide license, subject to certain retained rights, to (1) certain patents, patent applications and existing know-how for the use in the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-hematopoietic stem and progenitor cells (“HSPC”) gene transfer with respect to any solid cancer indication (including glioblastoma and solid liver cancer) and/or (b) any lympho-hematopoietic indication for which the Company exercises an option (described below); and (2) certain gene therapy products (subject to certain specified exceptions related to replication competent viruses) developed during the license term for use in the aforementioned field(s) consisting of any lentivirals or other viral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter. Lympho-hematopoietic indication means any indication related to lympho-hematopoietic malignancies and solid cancer indication means any solid cancer indication (e.g., without limitation, breast, pancreas, colon cancer), with each affected human organ counting as a specific solid cancer indication.

The rights retained by OSR, and extending to its affiliates, include the right to use the licensed technology for internal research within the field(s) of use, the right to use the licensed technology within the field(s) of use other than in relation to the licensed products, and the right to use the licensed technology for any use outside the field(s) of use, but subject to the options described below. In addition, the Company granted OSR a perpetual, worldwide, royalty-free, non-exclusive license to any improvement generated by the Company with respect to the licensed technology, to conduct internal research within the field(s) of use directly, or in or with the collaboration third parties; and, for any use outside the field(s) of use, in which case the license is sublicensable by OSR. Finally, the world-wide rights for the field(s) of use granted to the Company regarding the Lentigen know-how are non-exclusive and cannot be sublicensed due to a pre-existing nonexclusive sublicense to these rights between OSR and GlaxoSmithKline Intellectual Property Development Limited.

Pursuant to the ARLA, the Company has an exclusive option exercisable until April 20, 2026 to any OSR product improvements at no additional cost, which could be useful for the development and/or commercialization of licensed products in the field of use. The Company also has an exclusive option exercisable until April 20, 2026 (the “LHI Option Period”) to any lympho-hematopoietic indication(s) to be included as part of the field of use, on an indication-by-indication basis, subject to the payment of specified option fees and milestone payments:

●	€1.0 million for the first lympho-hematopoietic indication;

●	€0.5 million for the second lympho-hematopoietic indication; and

●	€0.3 million for the third lympho-hematopoietic indication.

No option fee is due for the fourth lympho-hematopoietic indication and any subsequent lympho-hematopoietic indications.

The Company has the right to extend the LHI Option Period twice for additional 12-month periods, subject to the payment of specified extension fees.

Prior to the effective date of the ARLA, the Company paid OSR an upfront fee in amount equal to €250,000 pursuant to the Original OSR License Agreement.

Pursuant to the ARLA, as consideration, the Company agreed to pay OSR additional license fees equal to up to €875,000 in total, which are payable on April 20, 2023, December 31, 2023, and upon our entering into a sublicense agreement with a third party sublicensee (pursuant to which the Company is entitled to receive an upfront payment in an amount exceeding a specified threshold from such sublicensee) during the period between September 30, 2022 and April 20, 2028 (with most of these additional license fees being triggered upon our entering into such a sublicense agreement). In addition, the Company has agreed to pay OSR royalties and on a single digit percentage of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of our net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the United States and certain E.U. countries, and achievement of certain net sales levels.

As part of the ARLA, the Company has agreed to use reasonable efforts to involve OSR in Phase I clinical trials for licensed products in the field of use, subject to OSR maintaining any required quality standards and providing its services on customary and reasonable terms and consistent with then-applicable market standards. We are also obligated to carry out our development activities using qualified and experienced professionals and sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require us to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments). (See Note 14. Commitments and contingencies.)

OSR maintains control of the preparation, prosecution and maintenance of the patents licensed. The Company is obligated to pay those costs unless additional licensees benefit from these rights, in which case the cost will be shared pro rata. OSR controls enforcement of the patents and know-how rights, at its own expense. In the event that OSR fails to file suit to enforce such rights after notice from the Company, the Company has the right to enforce the licensed technology within the field of use. Both the Company and OSR must consent to settlement of any such litigation, and all monies recovered will be shared, after reimbursement for costs, in relation to the damages suffered by each party, or failing a bona fide agreement between the Company and OSR, on a 50% - 50% basis.

The ARLA expires upon the expiry of the “Royalty Term” for all licensed products and all countries, unless terminated earlier. The Royalty Term begins on the first commercial sale of a licensed product in each country, on a country by country basis, and ends upon the later of the (a) expiration of the commercial exclusivity for such product in that country (wherein the commercial exclusivity refers to any remaining valid licensed patent claims covering such licensed product, any remaining regulatory exclusivity to market and sell such licensed product or any remaining regulatory data exclusivity for such licensed product), and (b) 10 years from the first commercial sale of such licensed product in such country.

The parties may terminate the agreement in the event the other party breaches its obligations therein, which termination shall become effective 60 business days following written notice thereof to the breaching party. The breaching party shall have the right to cure such breach or default during such 60 business days. OSR may terminate the agreement for failure to pay in the event that the Company fail to pay any of the upfront payment, additional license fees, sublicensing income or milestone payments within 30 days of due dates for each. In addition, OSR may terminate (with a 60-business-day prior written notice) the Company’s rights as to certain fields of use for the Company’s failure to achieve certain development milestones for specified licensed products within certain time periods, which may be subject to extension. In addition, OSR may terminate the agreement in the event that commercialization of a licensed product is not started within 24 months from the grant of both (i) the MAA approval and (ii) the pricing approval of such licensed product, provided that such termination will relate solely to such licensed product and to such country or region to which both such MAA approval and pricing approval were granted.

Amendment to OSR Amended and Restated License Agreement

On September 28, 2023, the Company and OSR entered into an amendment to the ARLA, whereby the Company and OSR agreed that the Company had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that the Company and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsor research agreement with regards to Candidate Products 2, OSR granted the Company an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and the Company’s fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by the Company.

At December 31, 2023, the cumulative total amount of expenses for the OSR clinical trial activity from inception amounted to approximately €10.8 million and it includes the cost for the exercise of the first and the second solid cancer indication option fee of €1.0 million as well as the cost for ARLA fees for approximately €0.4 million.

At December 31, 2023, there were no pending activities with OSR related to any agreement in place prior to the ARLA effective date, except for the project called “TEM-MM unspent budget reallocated to the TEM-GBM study”, for which the last tranche of activities corresponding to the 20% of the total project amounting to €197,500, as a whole, is still to be completed.

OSR Sponsor Research Agreement

On August 1, 2023, the Company entered into a Sponsored Research Agreement (“CP1 SRA”), which was contemplated under the ARLA, pursuant to which the Company will fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research projects, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform the Company and provide an estimate for completing the research.

During the period from the date of execution from the CP1 SRA until six months from the last report delivered to the Company under the CP1 SRA (the “CP1 Option Period”), the Company has the exclusive option to include certain intellectual property related to Candidate Products 1 and Candidate Products 1 as part of the licensed patents and licensed products under the ARLA. To exercise this option, the Company must pay an option exercise fee. The Company also has the right to extend the CP1 Option Period twice for additional 24-month periods. The extension requires payment of an extension fee for each 24-month extension.

At December 31, 2023 the Company recorded and paid € 250,000 for the CP1 SRA studies to date.

Operating leases

The Company entered into a non-cancelable lease agreement for office space in January 2020 (see Note 14 below).

14. Commitments and contingencies

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

The following table summarizes the Company obligations by contractual maturity at December 31, 2023:

(in Euros)	Total	Less than a year	1 to 3 years	4 to 5 years	More than 5 years
OSR operating leases and office rent	14,952	14,952		€-	€-
OSR - SRA ARLA	250,000	166,600	83,400
AGC manufacturing	234,754	209,704	25,050	-	-
Insurance policies	14,593	6,996	7,597	-	-
Total	€514,299	€398,252	€116,047	€-	€-

The commitments with OSR relate to the office rent agreement and the ARLA while the commitments with AGC Biologics (“AGC”) relate to product manufacturing and biologic stability studies on plasmid batches. Insurance on operating leases are related to the non-lease insurance component of the Company’s auto lease agreement, which was entered into in February 2022 and has a term of four (4) years.

The Company has not included future milestone and royalty payments in the table above because the payment obligations under these agreements are contingent upon future events, such as the Company’s achievement of specified milestones or generating product sales, and the amount, timing and likelihood of such payments are unknown and are not yet considered probable.

CMOs and CROs agreements

The Company enters into contracts in the normal course of business with CMOs, CROs, and other third parties for exploratory studies, manufacturing, clinical trials, testing, and services (shipments, travel logistics, etc.). These contracts do not contain minimum purchase commitments and, except as discussed below, are cancelable by the Company upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non- cancelable obligations of the Company’s vendors or third-party service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

OSR - San Raffaele Hospital

As part of the ARLA, the Company is obligated to carry out development activities using qualified and experienced professionals and sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require us to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments).

The Company incurred €2.5 million and €1.3 million of expenses during the period ended December 31, 2023, and December 31, 2022, respectively. The cumulative expense to date is €9.1 million, therefore there is no residual commitment for the Company at December 31, 2023.

The Company has agreed to pay OSR royalties for 4% of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of the Company’s net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the United States and certain E.U. countries, and achievement of certain net sales levels.

No events have occurred or have been achieved (and none are considered probable) to trigger any contingent payments under the ARLA during the period ended December 31, 2023. For information relating to the contingency payments or future milestones for these indications, please refer to Note 14 - Commitments and Contingencies.

AGC Biologics

The AGC agreement is non-cancelable, except in the case of breach of contract, and includes a potential milestone of €0.3 million if a phase 3 study is approved by the relevant authority, as well as potential royalty fees between 0.5% and 1.0% depending on the volume of annual net sales of the first commercial and named patient sale of the product. In the AGC Agreement, the Company entrusts AGC with certain development activities that will allow the Company to carry out activities related to its clinical research and manufacturing. The AGC agreement also includes a technology transfer fee of €0.5 million related to the transfer of the manufacturing know-how and €1.0 million related to the marketability approval by regulatory authorities. The agreement is a “pay-as-you-go” type arrangement with all services expensed in the period the services were performed.

In December 2021, the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV- the “LVV Batch”), in connection with the Study TEM-GBM001, completed in the first six months ended June 30, 2022, for a total amount of €311,280.

In March 2022, the Company entered into Side Letter to the Framework Service Agreement with ACG Biologics to perform the manufacture of one (1) additional GMP batch of 24L INFa LV vector (TIA-126 LV) completed in November 2022, for €311,280.

In October 2022, the Company entered into Side Letter to the Master Service Agreement dated March 6, 2019 to negotiate a technology transfer agreement regarding the transfer and implementation of the manufacturing process in the AGC facility located in Bresso, Italy, including timeline, budget and the technology transfer protocol (the “Tech Transfer”) and AGC agreed with the Company to procure raw materials to be use under the Tech Transfer.

In December 2022, the Company signed respectively: (i) the Amendment No. 1 to the Master Service Agreement dated March 6, 2019 mainly to update the definition of raw materials; and (ii) a Process Transfer Agreement to agree on producing the raw materials necessary for the performance of the services related to the Tech Transfer for a total commitment of €405,000 for raw materials, € 40,500 for handling and €24,000 for the stability timepoints. At December 31, 2023, the project was approximately completed.

In January 2023, the Company entered into a new Development and Manufacturing Service Agreement providing the framework under which AGC will provide services pursuant to one or more work statements to be entered into from time to time during the agreement term.

In February 2023, the Company entered into work statements (“SOW”) Nos. 1 and 2 to produce LVV for ex-vivo application (TIA-126-LV) for an estimated amount, including raw material and third party costs, of approximately €0.7 million and €1.5 million respectively. AT December 31, 2023 the SOW n.1 was completed, while the to complete the SOW n.2 approximately €0.6 million of activities were still to be performed.

In December 2023, the Company entered into purchase orders n. 41 and 42 under the Master Service Agreement dated March 6, 2019 as amended in December 2022, for e total amount of approximately €0.2 million. At December 31, 2023 the production activity was not performed yet.

Operating leases

On December 1, 2019, the Company began a six-year non-cancelable (and renewable for further six (6) years) lease agreement for office space with OSR. Withdrawal is allowed from the fourth year with a notice of 12 months. Since the annual rent amounts to approximately €15,000, at December 31, 2023, outstanding minimum payments amount to approximately €15,000 until December 1, 2024.

Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of ASC 450, Contingencies.

15. Subsequent events.

The Company is not aware of any subsequent events. Subsequent events are events that occur after a company’s year-end period but before the release of the financial statements.

