Form 20-F/A
period 2023-12-31
Genenta Science S.p.A.
filed 2024-04-01
CIK 1838716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name	Auditor Firm ID	Auditor Location
Dannible & McKee, LLP	528	Syracuse, New York

EXPLANATORY NOTE

On March 29, 2024, Genenta Science S.p.A. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Filing”). This Amendment No. 1 (the “Amendment”) amends the Original Filing solely to file the consent of the Company’s independent registered public accounting firm, Dannible & McKee, LLP (the “Auditor Consent”), which was inadvertently omitted in the Original Filing.

This Amendment is being filed solely to file the Auditor Consent. No other changes were made to the Original Filing. Further, no attempt has been made in this Amendment to modify or update the other disclosures presented in the Original Filing. This Amendment does not reflect events occurring after the date of the Original Filing or modify or update those disclosures that may be affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing and the registrant’s other filings with the Securities and Exchange Commission.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) or 15d- 14(a) of the Exchange Act.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Dannible & McKee. LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi	By:	/s/ Richard B. Slansky
Name:	Pierluigi Paracchi	Name:	Richard B. Slansky
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	April 1, 2024	Date:	April 1, 2024