Form 20-F
period 2024-12-31
Genenta Science S.p.A.
filed 2025-03-28
CIK 1838716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The registrant had 18,289,866 ordinary shares outstanding as of December 31, 2024.

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

ii

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to

●	“we,” “Genenta,” “us,” “our,” “the Company,” or “our company” are to Genenta Science S.p.A., including its subsidiaries;

●	“ordinary shares” are to our ordinary shares, no par value;

●	“ADSs” or “American Depositary Shares” are to our American depositary shares, each representing one ordinary share;

●	“Nasdaq” are to the Nasdaq Capital Market;

●	“Italy” are to the Republic of Italy, “E.U.” are to the European Union, and “U.S.” are to the United States of America;

●	“$,” “USD,” “dollars,” “USD$” or “U.S. dollars” are to the legal currency of the U.S.; and

●	“€,” “EURO,” or “Euros” are to the legal currency of the E.U.

Solely for the convenience of the reader, this Annual Report contains translations of certain U.S. dollar amounts into Euros at specified rates. Except as otherwise stated in this Annual Report, all foreign currency transactions are translated into Euros through a specific application embedded in our accounting system, which is powered by the official exchange rates provided by HSBC (Hongkong and Shanghai Banking Corporation) in the City of London, United Kingdom. Specifically, the Consolidated Balance Sheet balances resulting from our financial statement as of December 31, 2024, are translated at the spot exchange rate as of December 31, 2024, that is $1.00 per €0.9603, while the Consolidated Statements of Operations and Comprehensive Loss balances are translated at the weighted average exchange rate of non-Euro currency transactions during the reporting period.. No representation is made that such U.S. dollar amounts referred to in this Annual Report could have been or could be converted into Euros at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The audited consolidated financial statements and notes thereto as of and for fiscal 2024, 2023 and 2022 included elsewhere in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Our fiscal semi-annual year-end is June 30th and our fiscal year-end is December 31st.

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

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our business and business environment. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report.

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

Summary of Risk Factors

Risks relating to our business include issues arising from the following matters and related adverse developments:

●	We have a limited operating history and have incurred significant losses since our inception. We have never generated revenue and will require significant additional funds, which may not be available on acceptable terms or at all. As a result, you could lose your entire investment.

●	Our lentiviral-based gene therapy product candidates are based on a novel technology that is in preliminary stages of evaluation, which makes it difficult to predict the time and cost of product candidate development or the likelihood of receiving required regulatory approvals. Our rights to the intellectual property underlying our novel technology derive solely from our license agreement with San Raffaele Hospital (“OSR”) and any failure to comply with the terms of such license agreement could have a material adverse effect on our intellectual property position and our ability to seek approval for and ultimately commercialize such product candidates.

●	Even if we do receive regulatory approvals for our product candidates, they may face commercialization issues from significantly larger oncology competitors, unfavorable pricing regulations or lack of acceptance by doctors, hospitals, patients and insurers. Our product candidates and the process for administering them may also cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.

●	We currently have very few employees and rely almost entirely on the efforts of third parties over which we have limited control and in certain cases are reliant on a sole supplier for our materials. Our contract research organizations (“CROs”) may fail to observe the standards to which our studies must be conducted, and our product candidates may not be approved as a result. Likewise, our contract manufacturing organizations (“CMOs”) may not produce the needed materials for preclinical and clinical testing, whether as a result of their commitments to other customers or otherwise. Any failure of these third parties to meet our expectations would have a materially adverse effect on our product development efforts.

●	Our clinical trials for Temferon must be successful if we are to seek and obtain regulatory marketing application through the submission of a new Biological License Application (“BLA”) and marketing authorization application (“MAA”) with the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), respectively. Advanced clinical trials are often not successful even if prior trials were successful, and even if we are able to conduct advanced clinical trials and those trials are successful, we may not obtain necessary regulatory approvals for Temferon or we may be unable to successfully commercialize our products even if we receive the necessary regulatory approvals.

●	Our Chief Executive Officer, directors and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 39% of our ordinary shares and will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	As a public company, we will need to comply with extensive additional U.S. and Italian governmental regulations and Nasdaq rules, which will be expensive, and require significant management attention.

●	As a company organized under the laws of Italy and whose shares are represented by ADSs, the rights of investors in the Company differ in several material respects from the rights of holders of shares of common stock of a U.S. domestic company and may not provide investors the same protections.

Risks Related to Our Financial Position and Capital Requirements

We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders. Financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our product candidate development efforts or other operations.

As of December 31, 2024, our cash and cash equivalents and marketable securities were approximately €12.7 million. If we continue to use cash at our historical rates of use, we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaboration, in-licensing arrangements, joint ventures, strategic alliances or partnerships. For example, on May 12, 2023, we filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement, which was declared effective by the SEC on May 24, 2023 and permits us to sell from time to time additional ordinary shares, ordinary shares represented by ADSs or rights exercisable for ordinary shares or ADSs in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sales proceeds of up to $100.0 million. As of December 31, 2024, approximately $99.7 million of securities remained available under this registration statement. Further, we have entered into an ATM sales agreement, as amended (the “Sales Agreement”), with Virtu Americas LLC and Rodman & Renshaw LLC (the “Sales Agents”) pursuant to which we may, but are not obligated to, offer and sell, from time to time, ADSs with an aggregate offering price up to $29,696,999 through the Sales Agents, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (our “ATM offering”). As of December 31, 2024, approximately $29.7 million of capacity remained available under this ATM offering. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders’ rights. Debt financing, if available, would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties, we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable, or if we have specific strategic considerations.

Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, progress, results and costs of drug discovery, laboratory testing, pre- and non-clinical development and clinical trials for our product candidates, including Temferon;

●	the cost, timing, and outcome of regulatory review of our product candidates;

●	the costs of future activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the cost of preparing, filing and prosecuting patent and trademark applications, maintaining and enforcing our intellectual property rights and defending our intellectual property-related claims;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

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

We have no products approved for commercial sale, have not generated any revenue from commercial sales of our product candidates, and have incurred losses each year since our inception. Our losses for the years ended December 31, 2024, 2023, and 2022, were approximately €8.9 million, €11.6 million, and €8.5 million, respectively. As of December 31, 2024, we had an accumulated deficit of approximately €56.0 million. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including pre- and non-clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect that it will be several years, if ever, before we have any product approved for commercial sale. We have funded our operations to date primarily through proceeds from our mandatory convertible bond financing in March 2025 and our initial public offering of ADSs and ordinary shares in December 2021 (the “IPO”) and, prior to our IPO, the private placement of ordinary shares to our founding shareholders. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if, and as, we:

●	continue the research and development of our gene therapy product candidates, including continuing and conducting preclinical studies and clinical trials of Temferon and conducting preclinical studies and clinical trials for any additional product candidates that we may pursue in the future;

●	develop and obtain regulatory approval for registration studies for our current product candidate, Temferon, and any additional product candidates that we may pursue in the future;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies, including obtaining orphan drug designation;

●	establish a sales, marketing, and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

●	industrialize our lentivirus ex-vivo gene therapy approach into a robust, scalable and, if approved, commercially viable process;

●	maintain, protect, and expand our intellectual property portfolio;

●	hire and retain qualified technical personnel, such as clinical, quality control, commercial and scientific personnel;

●	expand our infrastructure and facilities to support our operations, including adding equipment and physical infrastructure to support our research and development; and

●	incur additional legal, accounting, and other expenses associated with operating as a public company.

We have not generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever, and our ability to do so depends heavily on our success in many areas, including but not limited to:

●	completing research and pre- and non-clinical development of our product candidates;

●	seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical studies, if any;

●	establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate (in amount and quality) products and services, at acceptable cost, to support clinical development and market demand for our product candidates, if marketing approval is received;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options.

Even if one or more of the product candidates we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercialization, with all associated risks and uncertainties. Therefore, we cannot predict when, or if, we will be able to achieve profitability. Additional clinical trials or delays in the initiation and completion of clinical trials could cause our expenses to increase significantly and profitability to be further delayed.

Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our Company also could cause you to lose all or part of your investment.

Risks Related to Product Development, Regulatory Approval, and Commercialization

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

We may not be able to successfully develop our lentivirus ex-vivo gene transfer product candidates or our technology in a manner that will yield products that are safe, effective, scalable, or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:

●	regulatory requirements governing gene and cell therapy products are evolving in response to new clinical data. To date, several cell therapy products that involve the genetic modification of patient cells have been approved in the United States and/or the European Union, including two lentivirus ex-vivo gene transfer products;

●	genetically modified products could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells in the event of improper insertion of a gene sequence into a patient’s chromosome, or due to other unknown causes;

●	although our viral vectors are not able to replicate, there is a risk with the use of lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases; and,

●	the FDA recommends a 15-year follow-up observation period for patients who receive treatment using gene therapies and guidance promulgated by the EMA requires a similar follow-up observation period for patients who receive cell therapeutic products, which has to be sufficient to observe the subjects for risks that may be due to the characteristics of the product, the nature and extent of the exposure, and the anticipated time of occurrence of delayed adverse reactions and could be as long as life-time, and we may need to adopt an observation period for our product candidates.

Moreover, public perception and awareness of cell and gene therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of our product candidates, or if approved, of physicians to prescribe our products. Physicians, hospitals, and third-party payors often are slow to adopt new products, technologies, and treatment practices that require additional upfront costs and training. Treatment centers may not be willing or able to devote the personnel and establish other infrastructure required for the administration of lentivirus ex-vivo gene transfer cell therapies. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training, and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Our gene therapy product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.

Following treatment with our gene therapy product candidates, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we study and test Temferon or other product candidates in larger, longer, and more extensive clinical programs, or as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts, side effects, and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by patients. Gene therapies are also subject to the potential risk that occurrence of adverse events will be delayed following administration of the gene therapy due to persistent biological activity of the genetic material or other components of the vectors used to carry the genetic material. Many times, additional safety risks, contraindications, drug interactions, adverse events and side effects are only detectable after investigational products are tested in larger scale clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Moreover, as noted above, the FDA generally requires a long-term follow-up of study subjects for potential gene therapy-related adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects. If additional clinical experience indicates that Temferon or any other product candidates or similar products developed by other companies has side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

There have been several significant adverse side effects in gene therapy treatments in the past, including reported cases of leukemia with the use of gammaretrovirus vector and patient deaths in other clinical trials. There have been recent case reports of suspected unexpected serious adverse reactions (“SUSARs”) involving an ex-vivo transduced lentivirus vector (“LVV”) gene therapy product, Bluebird Bio, Inc.’s (“Bluebird Bio”) elivaldogene autotemcel (“Lenti-D”), involving two SUSARs for cases of acute myeloid leukemia (“AML”), and one case involving myelodysplastic syndrome.

In July 2021, the EMA safety committee (Pharmacovigilance Risk Assessment Committee – PRAC) announced that there is no evidence the LVV used in both Lenti-D and the E.U.-approved gene therapy Zynteglo spurred the AML cases.

Bluebird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year previously, that this SUSAR “is likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “[e]vidence currently available suggests that specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA placed a clinical hold on Bluebird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy. Post-approval, on November 24, 2024, the FDA announced that the FDA is investigating the known risk of hematologic malignancies with serious outcomes, including those such as hospitalization, the requirement for allogeneic hematopoietic stem cell transplantation, and death, and is evaluating the need for further regulatory action.

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

Potential risks for gene therapy products can be identified, in addition to side effects caused by the product candidate itself, as part of the entire process required for their manufacturing and administration. For Temferon manufacturing, each patient needs to be subjected to a mobilization and harvesting process for HSPC collection. This procedure is associated with risks linked to the administration of mobilization agents. The conditioning regimen required for administering our product candidate and the associated procedures can also cause adverse side effects. A gene therapy patient is generally administered with cytotoxic drugs to remove stem cells from the bone marrow to create sufficient space for the modified stem cells to engraft and produce their progeny. This procedure compromises the patient’s immune system, and adverse events related to preconditioning have been observed in our ongoing clinical trials. If in the future we are unable to demonstrate that such adverse events were caused by the conditioning regimens used, or by their administration process or related procedure, the FDA, EMA or other regulatory authorities could order us to cease further development of, or deny the approval of, Temferon or our other product candidates for any or all target indications. Even if we can demonstrate that adverse events are not related to our drug product, such occurrences could affect the ability to enroll patients to complete the clinical trials, or the commercial viability of any product candidates that obtain regulatory approval.

To date, Temferon has only been administered to a small number of glioblastoma multiforme (GBM) patients in our Phase 1/2a clinical trial. Only one serious adverse reaction has been attributed to Temferon (abnormal liver enzyme) that occurred early in a patient who subsequently survived more than three years. Adverse events that have occurred in this clinical trial have been attributed either to the autologous stem cell transplant procedures (which include conditioning chemotherapy), concomitant medications or disease progression. The majority of these adverse events resolved. Three patients with GBM died within 122 days of Temferon administration due to complications resulting from conditioning chemotherapy and possibly concomitant steroid use.

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

We are evaluating Temferon in a Phase 1/2a clinical trial in newly diagnosed unmethylated MGMT gene promoter glioblastoma tumor patients (the “TEM-GBM Study”) and in a Phase 1/2a clinical trial in metastatic Renal Cell Carcinoma (“mRCC”) patients (the “TEM GU Study”). To date, we have completed Phase 1 of the TEM-GBM Study, and the TEM GU Study is ongoing and not complete.

We are at a very early stage of development for all our gene therapy product candidates. At this stage, our lead product candidate Temferon has been authorized by AIFA to be evaluated in two Phase 1/2a clinical trials in Italy. A study testing Temferon in multiple myeloma study was also approved by AIFA, but we closed the study because of enrollment feasibility.

To commence a clinical trial in the U.S., we will be required to seek FDA acceptance of an investigational new drug application (“IND”) for each of our product candidates, including Temferon. We cannot be sure any IND we submit to the FDA, or any similar clinical trial application we submit in other countries, will be accepted. If we will be required by regulatory authorities to conduct additional preclinical testing prior to filing an IND or similar application to clinically evaluate any of our product candidates, including Temferon, this may result in delay in our product candidate development. The results of any such preclinical testing may not be positive and may not support an application to study Temferon or any of our other product candidates in additional clinical trials. Currently, we do not have plans to conduct clinical trials outside of Italy.

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

We need to complete our Phase 2 of the TEM-GBM Study and Phase 1/2a of the TEM GU Study, as well as additional clinical trials to obtain regulatory approvals to market Temferon. Carrying out later-stage clinical trials is a complicated process. We are a small organization with limited experience in preparing, submitting, and prosecuting regulatory filings, and we have not previously submitted a BLA to the FDA or the equivalent application to EMA for any product candidate.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical development is a long, expensive, and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. We cannot guarantee that any clinical studies will be conducted or completed on schedule, if at all. Clinical trials can be delayed or prevented for several reasons, including:

●	delays in reaching a consensus with regulatory agencies on study design;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	difficulties obtaining IRB approval to conduct a clinical trial at a prospective site in the U.S.;

●	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other countries;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	failure by CROs, other third parties or us to adhere to clinical trial protocol and record keeping requirements;

●	trial sites or patients dropping out of a study;

●	the occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites; and,

●	if the FDA or EMA or other regulatory authorities elect to enact policy changes.

Clinical trials may also be delayed or terminated because of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, AIFA, the FDA, EMA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by AIFA, the FDA, EMA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness; and,

●	lack of adequate funding to continue the clinical trial.

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

Additionally, our ongoing clinical trials utilize, and our planned clinical trials may utilize, an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

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

In addition, we may not be able to identify, recruit and enroll a sufficient number of patients due to the existence of efficacious alternative treatments, the size of the patient population and process for identifying subjects, the design of the trial protocol, the exclusion/inclusion criteria that we are currently targeting may limit the pool of patients that may be enrolled in our ongoing or planned clinical trials. Additional challenges include the proximity and availability of clinical trial sites for prospective subjects, and the patient referral practices of physicians, and the ability to obtain and maintain subject consent. Furthermore, there is a risk of high screening failure rates due to patient ineligibility and a significant number of withdrawals from consideration for the trial caused by the rapid deterioration of patients’ clinical conditions, along with the risk that enrolled subjects will drop out before completion of the trial.

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

To date our only ongoing recruiting clinical trials have been conducted in Italy but we are eventually planning to globally develop Temferon, including in the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with GCPs, ethical principles such as or IRB or ethics committee approval and informed consent. Generally, the subject population for any clinical trials conducted outside of the U.S. must be representative of the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted in Italy or outside of the location in which each regulatory authority is based as adequate support of a marketing application in each jurisdiction. If the FDA does not accept the data from sites in our Italian conducted clinical trials, or if international regulatory authorities do not accept the data from our future U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country including the U.S., is subject to numerous risks unique to conducting business in foreign countries, including:

●	difficulty in establishing or managing relationships with CROs and physicians;

●	different standards for the conduct of clinical trials;

●	the absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

●	our inability to locate qualified local consultants, physicians and partners; and,

●	the potential burden of complying with a variety of laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

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

In addition, the U.S. Supreme Court recently overruled the Chevron doctrine, which gives deference to U.S. regulatory agencies’ statutory interpretations in litigation against U.S. federal government agencies, such as the FDA, where the law is ambiguous. This landmark Supreme Court decision may invite more companies and other stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, including the FDA’s statutory interpretations of market exclusivities and the “substantial evidence” requirements for drug approvals, which could undermine the FDA’s authority, lead to uncertainties in the industry, and disrupt the FDA’s normal operations, any of which could delay the FDA’s review of our regulatory submissions. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action.

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

Regulatory authorities in some jurisdictions, including the U.S. and E.U., may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the U.S. or a patient population of 200,000 or more individuals in the U.S., but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the E.U., the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the E.U. community. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the E.U. would be sufficient to justify the necessary investment in developing the drug or biologic product. In either case, the applicant for orphan designation must also demonstrate that no satisfactory method of diagnosis, prevention, or treatment for the condition has been authorized (or, if a method exists, the new product would be a significant benefit to those affected compared to the product available).

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

The commercial success of Temferon will depend upon the acceptance of each product by the medical community, including physicians, patients, and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, the EMA or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including competitive products expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second-, or third line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third party coverage; and,

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

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

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of biopharmaceutical and biotechnology products. Currently, we have no products that have been approved for marketing or commercialization; however, the use of our product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, biotechnology and pharmaceutical companies, our collaborators or others using, administering, or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, even if we have product liability or other applicable insurance policies in effect. We may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition. As a result of such lawsuits and their potential results, we may be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our product candidates;

●	termination of clinical trial sites or entire trial programs;

●	injury to our reputation and negative media attention;

●	product recalls or increased warnings on product labels;

●	withdrawal of clinical trial participants;

●	costs of to defend the related litigation;

●	diversion of management and our resources;

●	substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

●	higher insurance premiums;

●	loss of initiation of investigations by regulators or other authorities; and,

●	the inability to successfully commercialize our product candidates, if approved.

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

Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:

●	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

●	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

●	a lack of long-term supply arrangements for key components with our suppliers;

●	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

●	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

●	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

●	a delay in delivery due to our suppliers prioritizing other customer orders over ours;

●	damage to our reputation caused by defective components produced by our suppliers;

●	delays and/or increased costs associated with increased tariffs and the threats of additional tariffs;

●	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

●	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

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

Although we own a patent application relating to methods of treating solid cancers with Temferon in combination with a checkpoint inhibitor and a patent application relating to methods of treating renal cell carcinoma with Temferon in combination with a checkpoint inhibitor (together, the “Provisional Patents”),we are heavily reliant upon the ARLA to licensed patents that are important or necessary to the development of our technology and product candidates, including the patents relating to Temferon. Our license is exclusive only to specific fields of use, namely: the field(s) of Interferon (“IFN”) gene therapy by lentiviral based-HSPC gene transfer with respect to (a) any Solid Cancer Indication (as defined in the ARLA) (including GBM and solid liver cancer) and/or (b) any Lympho-Hematopoietic Indication (as defined in the ARLA) for which we have the right to exercise an option to be included as part of the field of use, as provided in the ARLA; and (2) certain specified gene therapy products developed during the license term for use in the aforementioned field(s). Although we have exclusive option rights to license additional fields of use, or indications, upon the payment of additional fees to OSR, there is no guarantee that we will be in a position to do so within the time period specified to exercise such right.

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

We have filed certain patent applications and been granted licenses in certain fields of use to patent applications. There can be no assurance that any of the patent applications we have filed or for which we have licenses will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have filed certain patent applications and been granted licenses in certain fields of use to patent applications in many countries worldwide. These applications cover a range of areas including applications relating, in general terms, to methods of treating solid cancers with Temferon in combination with a checkpoint inhibitor, methods of treating renal cell carcinoma with Temferon in combination with a checkpoint inhibitor, the use of gene vectors comprising a miRNA target sequence, and the use of gene vectors comprising an interferon-alpha transgene operably linked to a miRNA-130a or miRNA-126 target sequence. Unless and until the pending patent applications are issued, their protective scope is impossible to determine. It is also impossible to predict whether or how many of the patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what is currently sought.

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

Even if patents are issued based on patent applications we have filed or to which we have been granted a license, because the patent positions of pharmaceutical and biotechnology products are complex and uncertain, we cannot predict the scope and extent of patent protection for our product candidates.

Any patents that may be issued based on patent applications that we have filed or been granted licenses to will not ensure sufficient protection with respect to our activities for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other gene therapy products including identical or similar products;

●	if patents are not issued or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing, now or in the future, in the patent landscape for Temferon, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

●	if patents that we own or have been granted licenses to are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe patents that we own or have been granted licenses to;

●	patents to which we have been granted licenses could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, the patent applications we have filed and the patents and patent applications licensed to us may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that the U.S. patents involved are eligible for certain (and time-limited) patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to such patents, or may grant more limited extensions than requested. For example, depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of the U.S. patents licensed to us may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five (5) years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable period or the scope of patent protection afforded could be less than requested. If we are unable to obtain patent term extension or term of any such extension is less than requested, our competitors may obtain approval of competing products following our patent expiration, and our business could be harmed. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The patents licensed to us for our product candidates are expected to expire on various dates as described in “Business— Intellectual Property.” Upon the expiration, we will not be able to assert such licensed patent rights against potential competitors, which would materially adversely affect our business, financial condition, results of operations and prospects.

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

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

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

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time-consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock and negatively impact our ability to raise additional funds. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities.

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

Certain of our employees, consultants, or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. Our licensors may face similar risks, which could have an adverse impact on intellectual property that is licensed to us.

In this respect, Prof. Luigi Naldini, the Chairman of our Executive Scientific Board, is an employee of OSR –- San Raffaele Hospital, and has been appointed, according to a consultancy agreement, as a director of our Executive Scientific Board for the purpose of designing and developing the preclinic research and clinic experimentation program around cancers and gene therapy. The relevant consultancy agreement sets forth any specific representation and warranty in our favor that his activities do not infringe any third party’s intellectual property rights (in particular, of OSR). In this respect, Prof. Naldini has executed a statement whereby he has declared that his consultancy activities in our favor have been carried out without infringing upon the intellectual property rights of OSR. OSR is not part of this statement and, therefore, OSR could in any case address claims against us with respect to an infringement of its intellectual property right by Prof. Naldini in relation to his activity in our favor.

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

As a company with substantial operations in Italy, our business is subject to risks associated with conducting business outside the U.S. Many of our suppliers and clinical trial relationships are located outside the U.S. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity, and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, inflation, fluctuating interest rates, increased tariffs and uncertainty about economic stability. Fluctuating interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect investor confidence. Similarly, regional geopolitical conflicts and trade disputes have created extreme volatility in the global capital markets and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets.

Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate because of the political unrest or war, it may make any debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic downturns, recessions, inflation, fluctuating interest rates, supply chain shortages, rising fuel prices, tariffs or political instability in particular non-U.S. economies and markets could negatively impact our budget projections, clinical trial cost estimates, and potential clinical timeline;

●	instability in the domestic and international banking systems where the Company has accounts;

●	differing and changing regulatory requirements for product approvals in the U.S. and Italy;

●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

●	potentially reduced protection for intellectual property rights that could impact our ability to develop and/or license our technology;

●	difficulties in compliance with different, complex, and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations that could affect our need to hire subject matter experts or retain third-party experts;

●	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

●	foreign exchange risks and currency controls due to maintaining our cash and cash equivalents both in U.S. dollars and Euros;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

●	differing reimbursement regimes and price controls in certain non-U.S. markets;

●	negative consequences from changes in tax laws;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share incentive plans;

●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

●	litigation or administrative actions resulting from claims against us by current or former employees or by employees of third party contractors or consultants, individually or as part of class actions, including: (i) claims of wrongful terminations and payment of the related damages, (ii) discrimination, (iii) misclassification, (iv) claims for salary differences or for a different classification according to national collective bargaining agreement, (v) claims for the payment of social security charges or severance benefits, (vi) claims from suppliers’ employees or external consultants such as, by way of example, claims for reclassification as employees, rather than independent contractors, or, as indicated above, requests for payment of salary / social security charges, (vii) any sanctions due to the above-mentioned obligations, (viii) or other violations of labor law or other alleged conduct;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics, or natural disasters including earthquakes, typhoons, floods, and fires.

We manage our business through a small number of employees, key consultants, and third party contractors.

Our key people include our Chief Executive Officer and current Chairman, Pierluigi Paracchi, who co-founded our Company in 2014 along with Prof. Luigi Naldini, our Executive Scientific Board Chairman, and Bernhard Gentner, a member of our Executive Scientific Board. Our other key people include Carlo Russo, our Chief Medical Officer & Head of Development, Richard Slansky, our Chief Financial Officer, Barbara Regonini, our Finance Director and Stefania Mazzoleni, our Scientific Project Manager and Communications Officer. Our future growth and success depends on our ability to recruit, retain, manage, and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our key personnel or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with management, these agreements will likely be terminable at will with notice.

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

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in U.S. Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, following passage of the U.S. Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional U.S. Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

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

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We also have outsourced elements of our operations to third parties, and as a result we manage a few third-party vendors and other contractors and consultants who have access to our confidential information.

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

The collection and use of personal health data in the E.U. is governed, as of May 2018, by the General Data Protection Regulation 2016/679 (the “GDPR”) as implemented by European Data Protection Board (the “EDPB”) guidelines and E.U. Member States national legislations. General E.U. data protection rules impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of E.U. data protection law to non-E.U. entities under certain conditions, tightens existing E.U. data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the GDPR, the EDPB guidelines and the related national data protection laws of the E.U. Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the E.U. and substantial fines for breaches of the data protection rules, including violation of articles 44 to 49 GDPR related to transfer of personal data to a recipient in a non-E.U. country. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process, and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. In addition, other jurisdictions, including Italy, have implemented regulations like GDPR. Regarding Italian legislation, the national Privacy and Data Protection Code has been amended according to GDPR provisions (Legislative Decree n. 196/2003 as amended and updated by Legislative Decree n. 101/2018) and imposes additional fines and administrative penalties in relation to the processing of health data and processing of data for scientific research purposes. Moreover, European data protection background is constantly changing under the drive of the EDPB on the correct interpretation and application of GDPR and the ruling activity of the Court of Justice of the E.U. (see, for instance, the recent CJEU case C-3111/18, also known as Schrems II which invalidated the E.U.-U.S. Privacy Shield Framework for transfer of data to U.S.).

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

The trading price of the ADSs has been and is likely to continue to be highly volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the ADSs:

●	adverse results or delays in pre- and non-clinical studies or clinical trials;

●	reports of adverse events in other gene therapy products or clinical studies of such products;

●	inability to obtain additional funding;

●	inability to obtain the approvals necessary to commence clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of cancer tumors, or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology and pharmaceutical industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the U.S. relating to the sale or pricing of biotechnology or gene therapy products;

●	the depth of the trading market in the ADSs;

●	economic downturns, recessions, inflation, fluctuating interest rates, supply chain shortages, rising fuel prices, tariffs or political instability in global, U.S. or particular foreign economies and markets;

●	instability in the global or U.S. banking systems or the banking systems of foreign countries;

●	business interruptions resulting from a local or worldwide pandemic, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

Further, as described in more detail below, our loyalty share program is available only to holders who own their ordinary shares in registered form, and is not available to ADS holders. See “—Risks Related to Italian Law and Our Operations in Italy—Our loyalty share program could have a negative effect on the liquidity of our ADSs and may make it more difficult for investors to acquire a controlling interest, change the management or the strategy of our company or exercise influence over us, which may adversely affect the market price of the ADSs. Further, our loyalty share program is available only to holders who own their ordinary shares in registered form, and the ability of ADS holders to influence corporate decisions may therefore be limited”.

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

Our Chief Executive Officer, directors, and shareholders who own more than 5% of our outstanding ordinary shares currently own approximately 39% of our ordinary shares and have an approximately 71% voting interest through our loyalty share program. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding ordinary shares beneficially own approximately 39% of our ordinary shares and have an approximately 771% voting interest through our loyalty share program. This significant concentration of share ownership and voting power may adversely affect the trading price for the ADSs because investors often perceive disadvantages in owning securities in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence, or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. Also, the concentration of our beneficial ownership may have the effect of delaying, deterring, or preventing a change in our control, or may discourage bids for our shares at a premium over the market price of the shares. The significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Our status may also depend, in part, on how quickly we utilize cash proceeds received from previous offerings of our ADSs or ordinary shares in our business. Based on preliminary analysis, we believe that we were likely classified as a PFIC in 2024, and we may be classified as a PFIC for 2025 and future years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC in any taxable year due to the gross income from investment of cash reserves and other passive sources that we derive.

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

We are incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the E.U., are different from those of the U.S. With some exceptions, to issue new equity or debt securities convertible into equity, we must increase our authorized capital. To do so, our board of directors must meet and resolve to recommend that our shareholders approve an amendment to our bylaws increasing our capital. The holders of the majority of our outstanding shares must then approve that amendment at an extraordinary shareholder meeting duly called. These meetings take time to call, and it might be very difficult to get a majority of the holders of all outstanding shares to vote in favor of the proposed resolution. In addition, an Italian notary public must verify that the capital increase follows our bylaws and with applicable Italian law. Further, under Italian law, our existing shareholders, the holders of our mandatory convertible bonds and any other holders of convertible securities have preemptive rights (except in specific cases) to acquire any such shares pro-rated on their percentage interest in our company, and on the same terms as approved for such capital increase. Alternatively, our shareholders can delegate the power to increase our capital to the board of directors, but the board’s right to exercise such power, if delegated, will expire after five years. If the board does not approve a capital increase by the end of those five years, our board, and shareholders will need to meet again to re-delegate this authority.

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

Under Italian law, we may issue debt securities in an amount not to exceed twice the sum of our capital, our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders, unless the debt securities are listed on regulated markets or provide the holder of such securities the right to purchase or convert the same into our shares, in which case such restrictions do not apply. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve,” meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. At December 31, 2024, the sum of our capital, legal reserves and other reserves on our unaudited Italian GAAP financial statements was €23.9 million before the Italian GAAP net loss of 8.0 million for the period. If, in the future, we issue debt securities that are not listed on regulated markets or do not provide the holder of the securities the right to purchase or convert the same into our shares, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. In such a case, if our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored through a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to us, although there can be no assurance that we would be able to find purchasers of new shares or that any of our current shareholders would be willing to contribute additional capital.

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

The Italian financial transaction tax (the “IFTT”) applies with respect to trades entailing the transfer of (i) shares or equity-like financial instruments issued by companies resident in Italy, such as the ordinary shares; and (ii) securities representing the shares and financial instruments under (i) above (including depositary receipts such as the ADSs), regardless of the residence of the issuer. The IFTT may also apply to the transfer of ordinary shares and ADSs by a U.S. resident. The IFTT does not apply to companies having an average market capitalization lower than €500 million in the month of November of the year preceding the year in which the trade takes place. In order to benefit from this exemption, companies whose securities are listed on a foreign regulated market, such as the Company, need to be included on a list published annually by the Italian Ministry of Economy and Finance. The Company is in the process with the relevant procedures to be included in such list. For so long as the Company is not included in such list, investors in the ordinary shares and ADSs may be exposed to increased transaction costs. See “Item 10. Additional Information—E. Taxation.”

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

Our loyalty share program could have a negative effect on the liquidity of our ADSs and may make it more difficult for investors to acquire a controlling interest, change the management or the strategy of our Company or exercise influence over us, which may adversely affect the market price of the ADSs. Further, our loyalty share program is available only to holders who own their ordinary shares in registered form, and the ability of ADS holders to influence corporate decisions may therefore be limited.

At our shareholders’ meeting held on May 2, 2024, our shareholders approved a loyalty share program through an amendment to our bylaws. The loyalty share program gives shareholders the opportunity to request to be included on a special list maintained by us and thereby receive increased votes for each ordinary share held in registered form after certain continuous periods of ownership of such ordinary shares. For more information regarding our loyalty share program, see “Item 10. Additional Information. B. Memorandum and Articles of Association.”

Under our loyalty share program, shareholders who hold a significant quantity of ordinary shares in registered form for the continuous periods prescribed in our bylaws and who request and are included on the special list could be in a position to exercise a significant percentage of votes at meetings of shareholders and have substantial influence over our Company. A qualifying shareholder is entitled to a double vote (i.e., two votes for each ordinary share) for each ordinary share in registered form held by the same shareholder for a continuous period of not less than 24 months. An additional vote is also granted for each additional continuous 12-month period the same shareholder holds such ordinary share, for up to a total of ten votes per ordinary share. Continuous ownership prior to the registration date in the special list is taken into account. Furthermore, only shareholders who own their shares in registered form are entitled to take advantage of the loyalty share program and ADS holders are not entitled to additional voting rights. As a result, a relatively large proportion of our voting power may be concentrated in a relatively small number of registered shareholders who may have significant influence over us, and the ability of ADS holders to influence corporate decisions may therefore be limited. As a result, the loyalty share program may discourage change of control transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs or otherwise adversely impact the liquidity and market price of the ADSs.

Risks Related to the Mandatory Convertible Bond

Upon an event of default, we may not be able to make any redemption payments under the Mandatory Convertible Bond.

On March 12, 2025, the Company and Fondazione Enea Tech e Biomedical (“Enea”), a private law foundation subject to the supervision of the Ministry of Enterprises and Made in Italy, entered into a Subscription Agreement (the “Subscription Agreement”) providing for the subscription of a mandatory convertible bond loan denominated “MANDATORY CONVERTIBLE LOAN GENENTA 2025-2028” (the “Mandatory Convertible Bond”) by Enea, with an aggregate nominal value of up to €20 million and consisting of up to a total of 2,000 bonds (the “Convertible Bonds”), each with a nominal value of €10,000 (the “Nominal Value”), to be issued in two tranches by the Company at an issue price per unit equal to €10,000 for 100% of the Nominal Value. Upon the occurrence of certain events of default, Enea may demand the early redemption of the Convertible Bonds for a cash amount equal to 100% of the total amount thereof. We may not have sufficient assets to repay Enea and a default would also likely significantly diminish the market price of our ADSs.

Conversion of the Convertible Bonds may dilute the ownership interest of existing shareholders or may otherwise depress the price of our ADSs.

The Convertible Bonds will automatically convert into ordinary shares of the Company (the “Conversion Shares”) on the earlier of (i) the occurrence of either (x) a Change of Control, which is defined as an acquisition by a person or group of persons not currently controlling the Company of more than 50% of the Company’s issued share capital with voting rights or a takeover bid and/or exchange offer launched on all of the Company’s outstanding ordinary shares and American depositary shares (“ADSs”) or (y) the completion of an Investment Round, which is defined as any further investment transactions in the Company’s share capital through the issuance of shares, convertible bonds, warrants or similar instruments for a total aggregate amount of €50,000,000 (the “Early Conversion Date” and, together with the Maturity Date, each a “Conversion Date”) and (ii) three years after the First Tranche Issue Date (the “Maturity Date”). The conversion of the Convertible Bonds into Conversion Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion of the Convertible Bonds. Any sales in the public market of the Conversion Shares could adversely affect prevailing market prices of our ADSs. In addition, the existence of the Convertible Bonds may encourage short selling by market participants because the conversion of the Convertible Bonds could be used to satisfy short positions, or the anticipated conversion of the Convertible Bonds into Conversion Shares could depress the price of our ADSs.

In addition, the Convertible Bonds consist of two tranches: an initial tranche in the amount of €7,500,000 (the “First Tranche”) issued on March 19, 2025 (the “First Tranche Issue Date”) and a subsequent tranche in the amount of €12,500,000 (the “Second Tranche”) to be issued by September 19, 2026 (the “Second Tranche Issue Date” and, together with the First Tranche Issue Date, each an “Issue Date”). The issuance of the Second Tranche on the Second Tranche Issue Date is subject to a number of conditions precedent, including but not limited to the completion of investment transactions in the Company’s share capital through the issuance of shares, convertible bonds, warrants or similar instruments for a total aggregate amount of €32,500,000. If such investment transactions occur, and if the additional conditions precedent to the issuance of the Second Tranche are met, such investment transactions and the conversion of the Second Tranche into Conversion Shares may further dilute the ownership interest of existing shareholders or otherwise depress the price of our ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Operating Segment Evolution

We were founded in 2014 by San Raffaele Hospital (Ospedale San Raffaele or “OSR”) in Milan, a globally recognized premier research hospital for ex-vivo gene therapy, with Pierluigi Paracchi (our CEO), Prof. Luigi Naldini (Chairman of our Executive Scientific Board) and Dr. Bernhard Gentner (a member of our Executive Scientific Board), to develop potential ground-breaking cell and gene cancer therapies. We leverage the vast experience in lentiviral vector (“LVV”) technology of the San Raffaele Telethon Institute for Gene Therapy (“SR-Tiget”). SR-Tiget, a joint venture between OSR and Fondazione Telethon (“Telethon”), is a world-leading cell and gene therapy research institution at the forefront of developing therapies for rare diseases. SR-Tiget has a proven track record for successful collaborative clinical research programs in ex-vivo gene therapy. Its research has resulted in a number of approved products, including Strimvelis, an ex-vivo gammaretroviral vector-based gene therapy for adenosine deaminase severe combined immunodeficiency, and Libmeldy, an ex-vivo gene therapy for the treatment of early-onset metachromatic leukodystrophy patients, both marketed by Orchard Therapeutics. Our platform was developed in the SR-Tiget laboratories of our founders, Prof. Naldini and Dr. Gentner, and we hold exclusive rights and option rights, to certain intellectual property (“IP”) originating there.

Since closing our first round of funding in May 2015, we have recruited a leading management team, established a manufacturing process for our drug product candidates, completed preclinical activities (research and Good Laboratory Practice – “GLP” – grades), engaged with Italian, European and U.S. Key Opinion Leaders to identify our clinical lead indications, and submitted our first CTA.

Our leadership team has a proven track record as biotech executives. Their expertise spans from finance and venture capital to medical affairs, from scientific research to clinical drug product development and clinical trial management. For example, members of our management team have been involved in the successful development of Ethical Oncology Science, which was acquired in 2013 for over $400 million, and Strimvelis the first ever ex-vivo approved gene therapy product that was developed under the guidance of Dr. Carlo Russo, our Chief Medical Officer and Head of Development (formerly Head of Development of R&D Biopharm and Rare Disease Units at GSK). Our management team members have played important roles in both large pharma companies such as Merck and GSK, and biotech startups, such as Adverum, Annapurna, VaxInnate Corporation, OncoSec Medical, Biological Dynamics and GenMark Diagnostics. We believe this multi-disciplinary competence provides a unique blend for the development of innovative gene and cell therapy products, and constitutes a fertile ground for alliances with industrial partners that could help us bring new therapies to patients.

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

Our lead product candidate, Temferon, was developed using our proprietary platform and carries the interferon-alpha (“IFN-α”) payload. IFN-α is a well-known therapeutic that was previously administered intravenously for treatment of various cancers, but it is currently rarely used because of its systemic toxicity. The Temferon-modified TEMs express the transgene payload, IFN-α, in the tumor microenvironment, thereby reprogramming the Tumor Micro Environment (“TME”) which disrupts tumor induced immune-tolerance in blocks. Consequently, the immune system has been observed to recognize the tumor, respond, and inhibit tumor growth. Because Temferon is designed to deliver the IFN-α payload directly into the tumor, we believe it will demonstrate clinical activity without the side effect profile of systemic delivery of IFN-α. In preclinical mouse cancer models treated with Temferon both direct (anti-angiogenic, pro-apoptotic) and indirect (immune response) effects were observed.

We are currently developing Temferon for the treatment of glioblastoma multiforme (“GBM”) in patients who have an unmethylated MGMT gene promoter (“uMGMT-GBM”). GBM is the most common malignant primary brain tumor, accounting for more than half of all central nervous system cancers. Patients suffering from GBM have limited, non-curative treatment options. Although these treatments may improve survival, the prognosis for GBM patients remains poor, with a median overall survival (“mOS”) of approximately 13 to 15 months and only 5.5% of patients estimated to be alive five (5) years after diagnosis. With no curative treatments available and such poor prognosis for patients, there remains a large, unmet medical need. We chose uMGMT-GBM among our first targets for clinical development after considering the medical need, the active role that TEMs have in GBM pathology, and the high number of newly diagnosed uMGMT-GBM patients potentially interested in participating in our study. As a result, we believe uMGMT-GBM offers a good profile for our initial proof of concept trial in humans. The preliminary results in uMGT-GBM patients indicate that Temferon has been generally well tolerated, with no dose limiting toxicities observed to date.

We have recently started a Phase 1/2a study of Temferon in metastatic Renal Cell Carcinoma (“mRCC”),the most common form of kidney cancer accounting for close to 74,000 new cases annually in the United States. Despite treatment with curative intent, about one-third of patients experience metastatic disease recurrence. Additionally, 30% of patients present with metastatic disease at the time of diagnosis. Metastatic RCC remains a highly lethal condition with a five-year overall survival (OS) rate of approximately 14%.

In addition to our Temferon clinical programs for uMGMT-GBM and mRCC, we have exclusive option rights to license (i) Temferon for the treatment of additional indications, and (ii) other drug candidates that are currently in the preclinical stage of development both as standalone treatments and as combination therapies.

The AGC Biologics facility in Bresso, Italy, will continue manufacturing LVV and Temferon to support Genenta’s trials. For further larger studies we may use AGC’s 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021 or another U.S.-based CMO.

Research and Development Pipeline

Our portfolio of clinical and preclinical ex-vivo autologous gene cancer therapies is based on our technology platform, which was originally developed in our founders’ laboratories at OSR. Through our collaboration with OSR, we have worldwide commercial rights to Temferon (though our current trademark rights to Temferon are limited to the U.S. and Europe) for the treatment of GBM, mRCC, as well as exclusive option rights to license all of our other programs. Specifically, pursuant to our amended and restated license agreement with OSR, we retain exclusive option rights to license (i) any platform improvements, including our second-generation technology, which includes developments to enable the on/off regulation of the therapeutic transgene, (ii) products for additional indications that utilize our platform technology but use different transgene payloads, and (iii) combinations of our platform with therapies in the immuno-oncology (“IO”) field, such as ICI, CAR-T cell therapies and TCR therapies. See “—Intellectual Property Rights— Collaboration/Licensing” for a description of our license agreements with OSR.

Our current pipeline, with clinical and preclinical stage programs, is summarized below:

*Genenta has options/rights on IP derived from preclinical data generated at SR-Tiget laboratories.

Strategy

We are developing novel cancer therapeutics using our autologous ex-vivo gene therapy platform, to initially address the unmet medical needs of uMGMT-GBM patients and patients suffering from other solid cancer indications such as advanced genitourinary malignancies like metastatic renal cell carcinoma. Ultimately, we hope to broaden our platform to treat a wide variety of cancers by pursuing the following strategies:

Advance the development of our leading clinical-stage product candidate, Temferon

We are currently conducting two Phase 1/2a studies in Italy, to primarily evaluate the safety and tolerability of Temferon. We have completed the Phase 1 portion of the TEM-GBM Phase 1/2a study, which administered escalating doses of Temferon to GBM patients with an unmethylated MGMT promoter following radiotherapy. The study generated encouraging preliminary evidence of potential disease modification, including an increase in the percentage of long-term survivors (LTS) at two years compared to data reported in literature and from a registry which included matched patient population undergoing standard of care. We believe that these preliminary disease modification findings, along with the observed reprogramming of the tumor microenvironment (TME), provide a strong rationale to proceed in the clinical development of Temferon in GBM, particularly in combination with other immuno-oncology (I/O) therapies. In addition, the Phase 1/2a study in mRCC patients (TEM-GU study) offers a critical opportunity to evaluate the TME in a different solid tumor and to assess whether Temferon could restore sensitivity to TKIs or ICIs in patients who stopped responding to the TKIs or ICIs.

Extend our product pipeline across multiple indications

We intend to expand our product pipeline by:

●	Identifying additional indications suitable for Temferon. We have selected Refractory Advanced Genitourinary Malignancies, including metastatic Renal Cell Carcinoma (“RCC”), as the second solid tumor indication for Temferon. We believe that results from ongoing clinical studies in GBM and mRCC will inform and guide future therapeutic strategies in these and other indications.

●	Using our platform with different transgene payloads. Our platform technology is designed to enable us to use different transgene payloads to potentially achieve therapeutic outcomes in selected cancer indications. We are currently evaluating preclinical studies for two additional therapeutics using our platform with different payloads targeting solid tumors.

●	Developing a second-generation platform that enables the “on-demand” release of the transgene payload. If we obtain convincing evidence on the ability of Temferon to slow down disease progression we intend to develop a second-generation technology platform that allows the drug products to be switched on to exert the therapeutic effects and switched off if they are no longer needed, or to mitigate toxicity. This technology may enable us to expand our treatment options to broader patient populations.

●	Exploring combination therapies. We will seek to enter into collaborations with other companies to explore combination studies of our therapeutics with other cancer therapies, such as ICI, CAR-T cell therapies and TCR therapies. We believe our product, through its MoA, has the potential to enhance the durability and efficacy of the existing therapies, including restoring responsiveness in cases where these treatments were previously administered but lost effectiveness over time, thereby overcoming immune tolerance to the tumor and extend the durability of the response.

●	Exploiting in-licensing opportunities with OSR. We intend to exploit in-licensing opportunities with OSR, a co-founding shareholder.

Develop and maintain efficient manufacturing processes to support anticipated growth

To meet our drug product supply needs for conducting larger trials, we intend to optimize our manufacturing processes for both lentiviral vector (LVV) and drug product (DP) production with a focus on meeting regulatory requirements for Marketing Authorization Application (MAA). This includes implementing scalable processes to enable cost-efficient production at a significantly reduced cost and exploring the potential for decentralized manufacturing approaches to further enhance flexibility, accessibility, and efficiency in delivering our product to patients. Currently, Temferon, is manufactured by the European Cell and Gene Therapy unit of AGC Biologics, a leading global contract development and manufacturing organization (“CDMO”), which is headquartered in Italy and specializes in the manufacturing of viral vectors and genetically engineered cells. AGC Biologics’ facility is certified by AIFA. AGC also has a 60,000 square meter cell and gene therapy manufacturing facility located in Longmont, Colorado (U.S.), which AGC purchased from Novartis in July 2021.

Establish a patient-centered infrastructure and strong relationships with key U.S. opinion leaders working in our disease area

Since cell and gene-based therapies are relatively new approaches in oncology, we intend to implement programs to improve patient and physician education regarding the availability of gene therapy-based products for those cancers with a high unmet medical need. We have established a network of leading U.S. Key Opinion Leaders (“KOLs”), which include:Antonio Chiocca, MD, Professor Neurosurgeon-in-Chief and Chairman, Department of Neurosurgery at Brigham and Women’s Hospital in Boston, MA; Frederick Lang, MD, Professor and Chairman of the Department of Neurosurgery at MD Anderson in Houston, TX; and David A. Reardon, MD, Department of Medical Oncology at Dana-Farber Cancer Institute in Boston, MA; Timothy F. Cloughesy, MD, Professor of Clinical Neurology Director of Neuro-Oncology Program at University of California Los Angeles (UCLA); Richard Everson, MD, Assistant Professor, Department of Neurosurgery at UCLA; Donald B. Kohn, MD, Distinguished Professor Depts. of MIMG, Pediatrics and MMP at UCLA; Robert Prins, PhD, Associate Professor Neurosurgery at UCLA; and Patrick Wen, MD, Professor of Neurology, Harvard Medical School, Director of the Center For Neuro-Oncology at Dana-Farber Brigham Hospital.

Develop opportunistic partnership(s) with pharmaceutical company(s)

We may choose to partner with pharmaceutical companies whose core competencies and oncology strategies are in line with ours. These partnerships could include the provision of market-approved therapies for combination testing with Temferon, enabling us to explore synergistic effects and expand potential therapeutic indications. Additionally, we are open to establishing clinical development collaborations with other biotech companies that have complementary products in development. Such partnerships would allow us to leverage combined expertise, accelerate clinical progress, and create innovative treatment options for patients with high unmet medical needs.

Our Strengths

We believe that our growing body of early clinical data evidencing the potential of our autologous ex-vivo gene therapy approach, coupled with our founders’ expertise in the development, manufacturing and commercialization of gene and cell therapies, positions us well to provide potentially transformative therapies through a single administration to patients suffering from a broad range of cancers. We believe our key strengths include:

●	Unique and valuable expertise. We are conducting our clinical trials at OSR, a leading center for ex-vivo gene therapy for inherited diseases. OSR has treated more than 121 patients worldwide (one of the highest number of patients treated with gene therapy for rare diseases in a research hospital), using an ex-vivo viral vector platform similar to the one we are developing for cancer treatment. Members of our executive leadership team have held senior positions at GSK, Merck, Annapurna-Adverum and other companies specializing in gene and cell therapies and rare diseases. We have partnered with academic institutions that are pioneers in autologous ex-vivo gene therapy and hold exclusive option rights to license additional patents and know-how to build our portfolio. Partnerships with leading academic institutions well recognized in the gene therapy field, such as SR-Tiget and OSR, are a core part of our research engine through which we are working to advance the clinical development of our product candidates and to identify new opportunities that we believe have comparably high probabilities of success in a preclinical setting. We believe our expertise, combined with our plan to leverage our relationships with leading academic institutions, will help expedite the commercialization of our lead clinical-stage product candidate and further expand our pipeline.

●	Deep pipeline with broad utility. We believe that the flexibility of our technology platform combined with our exclusive option rights to in-license additional programs, gives us the ability to grow our pipeline by targeting a broad set of cancer diseases.

●	Durable therapeutic potential. Preliminary data from the Phase 1 TEM-GBM study in uMGMT-GBM patients demonstrated the presence of Temferon-derived modified cells up to 24 months following a single administration of Temferon, the latest timepoint assessed within the study. Additionally, data from the long-term surveillance protocol, which tracks patients beyond two years post-treatment, further reinforces the sustained therapeutic effect observed, highlighting the potential for durable outcomes.

●	Designed for tumor restricted therapeutic payload delivery and release. The design of our transgene expression cassette is intended to restrict payload expression to the tumor microenvironment. The local and tumor restricted therapeutic gene deployment approach is designed to focus the pleiotropic anti-tumor activities of the selected payload, by limiting the toxic manifestation that results from standard systemic administration of the payload.

●	Agnostic approach. Our immune-gene therapy is designed as a tumor-agnostic immunotherapy, not dependent on any specific antigen target or tumor type. We believe it has the potential to be effectively applied across a broad spectrum of cancers and immune contexts, offering a versatile approach to treatment.

●	Solid tumors targeting. Our platform has the potential to effectively target solid tumors, which remain challenging to treat, even by the most novel and leading-edge technologies such as ICIs and CAR-T cells. Our cellular carrier, TEMs, is naturally and actively recruited by growing tumors and has been detected in various human solid tumors, regardless of their origin or location, enhancing the versatility and reach of our therapeutic approach.

●	Active and sustained tumor surveillance. Our immune-gene investigational therapy is designed to trigger the patient’s own immune response and establish an active immune surveillance. Our preclinical work, which used different cancer models (B-cell acute lymphoblastic leukemia and GBM) as well as preliminary data collected from our uMGMT-GBM patients, suggests the occurrence of changes in the TME.

●	Patient-Specific Formulation. Our platform offers the potential to precisely adjust the dose to be administered based on individual patient characteristics. Through the ex-vivo modification of the patient’s own HSPCs and cryopreservation, we formulate the patient-specific drug product prior to therapy administration, which has the potential to enable an optimized and personalized treatment approach.

●	Preliminary data indicate that our approach is feasible and well-tolerated. To date, Temferon has been well-tolerated with no dose-limiting toxicities.

●	LVV as transgene payload delivery vehicles. LVVs are particularly attractive for clinical applications due to their capacity to transfer large genes/payloads and their ability to efficiently transduce non-proliferating or slowly proliferating cells, such as hematopoietic stem and progenitor cells that allow a persistent gene expression in transduced cells. Moreover, LVVs have a potentially reduced risk of genotoxicity compared to gamma-retroviral vectors. A large number of patients have been treated both with other LVV gene therapy products approved for sale and with clinical-stage LVV gene therapy product candidates for rare diseases worldwide, and generally these therapies have been well tolerated. We believe that long-term extensive follow-up across multiple diseases, with vectors expressing different genes, demonstrates the potential safety of our LVV-based autologous ex-vivo gene therapy approach.

●	Applicability to a potentially large number of patients and indications. With the advancements in the manufacturing and scaleup of cell and gene therapy products, we believe our autologous ex-vivo gene therapy approach has broad therapeutic potential across a large number of malignancies. The ex-vivo transduction of HSPCs allows for the potentially long-term production of a differentiated cellular carrier loaded with the therapeutic gene and the consequent distribution of the therapeutic payload throughout multiple organs and tissues containing solid tumors.

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

Immuno-oncology therapy is recognized as an important type of cancer treatment in addition to more established options such as surgery, chemotherapy, targeted therapy and radiation therapy. Indeed, the global immunotherapy drugs market size was USD 240.19 billion in 2023 and USD 284.38 billion in 2024 and is expected to reach around USD 1,300.38 billion by 2033, expanding at a compound annual growth rate of 18.4% from 2024 to 2033. The Cancer Research Institute  has classified immunotherapies, which harness the body’s immune system to combat cancers, into five primary categories: cell-based immunotherapy, immunomodulators, vaccines, antibody-based target therapy, and oncolytic viruses.

Current Limitations of IO Approaches

Despite significant advances, the clinical application of immunotherapy for cancer patients still faces challenges, including:

●	Development of tumor resistance (positive selection of tumor cells bearing advantageous mutations);

●	Dependence on specific targets and in many cases highly heterogenic tumor antigens;

●	Poor response for many patients;

●	Lack of a durable response;

●	Side effects;

●	Need for multiple dosing for most IO classes; and

●	Inability to efficiently target many solid tumors.

IO for Solid Tumors

Despite the success of IO therapies for some hematological cancers, significant gaps remain in the development of efficacious IO therapies for solid tumors. There are still several challenges that IO therapies need to resolve to treat solid tumors including the ability to target delivery of a therapeutic to the solid tumor and identification of suitable prominent cell surface targets. Cell therapies have not been as successful in solid tumors in comparison to blood cancers mainly because of the absence of a suitable prominent cell surface target and the high risk of toxicity when a potential solid tumor target is expressed, even at a low level, on normal tissue. Even if targets for solid tumors with a suitable tumor-selectivity profile can be identified, other factors may limit the activity of cell therapies, including limited cell-therapy penetration and distribution, low oxygen concentration (hypoxia) barriers around cancers that may prevent T cell access to the tumor, expression by tumor cells of certain checkpoint genes and an inability to target multiple antigens at the same time.

To overcome the current limitations of IO therapies in solid tumors, a new, effective tumor therapeutic must:

1.	achieve a local and tumor-targeted delivery;

2.	maximize on-target effects;

3.	reach the desired therapeutic index;

4.	minimize the off-target side effects; and

5.	potentially provide long term results.

Our Platform

Our platform technology utilizes a novel mechanism of action that we believe has the potential to address the limitations and challenges of current IO technologies. Through a single administration, our platform is designed to provide a broadly applicable treatment to deliver a tumor-targeted therapeutic, including to solid tumors. It does so by exploiting a naturally occurring cancer-induced biological process, allowing for the local delivery of the payload with a potentially durable response, in a manner that we believe will limit systemic toxicity. The ability to deliver localized and tumor-targeted payloads, by avoiding systemic or off-target toxicity, may also allow for the use of well-established immunotherapies, such as the immunomodulator IFN-α, that has shown efficacy but has had limited therapeutic applications due to side effects associated with its systemic delivery.

Specifically, we adapted an autologous ex-vivo gene therapy method to direct the patient’s own HSPCs by loading them with an immunotherapeutic transgene sequence, or payload, that we believe can counteract cancer progression and prevent tumor relapse. We believe that by delivering a targeted therapeutic specific to cancer cells, we can reach the desired on-target anti-tumor effect while reducing off-target side effects.

Our platform technology employs the following key components:

a)	use of the patient’s own autologous HSPCs;

b)	use of LVVs for ex vivo HSPCs transduction; and

c)	payload delivery within the TME using specific tumor-associated myeloid cell (Tie2-expressing monocytes – “TEMs”). This “cell-confined” transgene expression is ensured by the selected promoter (Tie-2 promoter) and the imposed post-transcriptional regulation layer represented by a miRNA target sequence (miRNA-126 target sequences).

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

Bluebird Bio announced on August 9, 2021 that the SUSAR involving myelodysplastic syndrome occurred in one patient treated with Lenti-D over a year earlier. Bluebird Bio stated that this SUSAR “was likely mediated by Lenti-D lentiviral vector (LVV) insertion,” and that “specific design features of Lenti-D LVV likely contributed to this event.” As a result of this SUSAR, the FDA has placed a clinical hold on Bluebird Bio’s Lenti-D phase 3 trial for cerebral adrenoleukodystrophy.

We believe that the intrinsic characteristics of the LVV we have selected as well as the properties of the promoter and control mechanisms, combined with HSPCs’ ability to self-renew, allow for a stable integration of the modified gene into the HSPCs and their related differentiated progeny, potentially achieving long-term safety and protection after only a single treatment.

c) Tumor-Targeted Payload Delivery

Our platform technology, used by all of our product candidates including Temferon, is designed to turn TEMs, which normally have an affinity for and travel to tumors, into a “Trojan Horse” to deliver a tumor-targeted payload. The technology enables the payload to be expressed in TEMs and not in other types of cells. The following key components make up our platform technology: (i) a Tie-2 promoter that drives transgene sequence transcription specifically in TEMs, and (ii) a post-transcriptional regulation layer represented by miRNA-126 target sequences that induces the downregulation of the transgene expression in those cells where the Tie2 promoter is active and the miRNA-126 target sequence is present. This transcriptional / post-transcriptional regulatory mechanism prevents off-target effects and allows the expression of the payload by the selected cellular carrier (TEMs).

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

We believe that combining our built-in post-transcriptional control mechanism (miRNA-126 target sequences), with TEMs designed as a “Trojan Horse,” will allow our platform to restrict transgene expression and avoid systemic toxicity while reaching the therapeutic index to drive efficacy.

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

Because TEMs are associated with the growth of numerous cancer types, including solid tumors, we believe that Temferon is tumor type and tumor target agnostic and therefore may be used across a large variety of cancers. Currently, we are developing Temferon for uMGMT-GBM and mRCC.

Overview of Temferon manufacturing process and mechanism of action.

Patient’s HSPCs are harvested, (1) ex-vivo modified by LVVs (2) and re-introduced back in patient’s blood stream (3). Once recruited within the tumor microenvironment, TEMs release IFN-α that reduces angiogenesis, counteracts tumor cells proliferation and enables the immune system to recognize the tumor.

Temferon for uMGMT-GBM

GBM is a solid tumor affecting the brain. We have chosen this indication due to the following factors:

●	High unmet medical need. The prognosis for GBM patients remains poor with few therapeutic options having limited clinical benefits.

●	Temferon’s MoA targets TEMs which have an active role in uMGMT-GBM pathology. GBMs are highly vascularized tumors that critically depend on the generation of tumor-associated blood vessels. Several studies demonstrate that infiltrating myeloid cells, including Tie2-expressing monocytes, contribute significantly to tumor angiogenesis, presumably by secreting pro-angiogenic factors and promoting malignant glioma growth by creating a local immunosuppressive microenvironment. Moreover, TEMs have been identified in the normal/tumor boundary from human biopsy samples of GBM patients who received treatment to reduce angiogenesis using the anti-VEGF treatment bevacizumab, and the Tie2 pathway has been implicated in the triggering of a bevacizumab-mediated VEGF-independent angiogenesis that explains the long-term refractoriness of GBMs to anti-VEGF treatment.

●	Immunosuppressive tumor microenvironment. GBM is characterized by an immunosuppressive microenvironment that is mediated by tumor associated myeloid cells (including TEMs) that prevent the immune system from recognizing and rejecting the tumor. Our treatment approach is designed to exploit TEMS to deliver IFN-α to the tumor so that the immune system recognizes the tumor and halts tumor cell proliferation and recurrence.

●	Availability of a “competent” immune system. Our approach relies on a patient’s immune system being capable of providing an immune response upon recognition of the tumor. Therefore, we believe newly diagnosed uMGMT-GBM patients who have relatively “competent” immune systems, not yet damaged by repeated cycles of chemotherapies, are strong candidates for our candidate.

●	Compelling preclinical data. Our preclinical studies, published in peer-reviewed papers, suggest that TEMs play an active role in uMGMT-GBM, and when used as a “Trojan Horse,” may significantly shrink the tumor and control disease progression. In more recent unpublished studies, we have also demonstrated, in a preclinical immunocompetent GBM mouse model, that treatment by Temferon resulted in a long-lasting immune response in surviving mice, even after repeated tumor challenge intended to replicate possible tumor recurrences.

●	Market Opportunity. Based on currently available treatments, the global market size for all GBM is projected to grow to over $6 billion by 2032. We believe a novel therapeutic, which demonstrates improvement over existing therapies would greatly increase the market size.

We are discussing other studies using Temferon in solid tumor indications, for which we are considering patients with unmet medical needs suffering from solid tumors which recruit TEMs in order to grow.

Disease Overview

GBM is the most common malignant primary brain tumor accounting for more than half of all central nervous system cancers and for which there is a high unmet medical need. The incidence rate is 3.20 per 100,000 persons with over 13,000 deaths per year in the U.S. This disease is lethal, and left untreated, the median survival is three (3) months. The current standard of care includes using a combination of surgery, radiation therapy, and chemotherapy for treatment. Although these treatments may improve survival, the prognosis for GBM patients remains poor with a mOS of approximately 13 to 15 months and only 5.5% of patients estimated to be alive 5 years after diagnosis. GBM may occur at any age, but 70% of cases are seen in patients between 45 and 70 years of age (median 64 years). The disease often progresses rapidly (over 2 to 3 months). Neurological signs are nonspecific as they result from intracranial hypertension and include headaches and vomiting, often associated with behavioral changes or focal neurological deficits. Variants of GBM include secondary glioblastoma (20% of total diagnosed GBM), gliosarcoma (2%) and giant cell glioblastoma (1%). We are not including these variants in our studies because they do not fully meet our selection criteria discussed above.

Current Treatment Landscape and Limitations

The current standard of care for GBM includes surgery to remove the accessible tumor followed by radiation therapy (“RTx”), chemotherapy with temozolomide (“TMZ”) and/or tumor treating fields (“TTFields”).

●	Surgery remains the mainstay of initial treatment. If the tumor is located in a resectable region of the brain, it is used to histologically confirm the diagnosis and level of tumor burden. For many patients, removal of the tumor also results in a decrease of tumor mass-associated symptoms. Although the extent of the surgical removal of the tumor is linked to longer survival, due to the invariably infiltrative nature of the disease, even the complete removal of the accessible tumor is not curative and most people with GBM later develop recurrent tumors either near the original site or at more distant locations within the brain. Additionally, as a possible consequence of surgical procedures, permanent brain damage may occur.

●	Radiation therapy improves survival and is typically started approximately three (3) to four (4) weeks after surgery. RTx is performed daily for approximately six (6) weeks. RTx induces the formation of neo-antigens and a pro-inflammatory response that are key aspects for immune system mediated disease control. However, the efficacy of RTx is impaired by hypoxia and by the negative effects of RTx on tumor infiltrating immune cells.

●	Chemotherapy. Temozolomide, the current chemotherapeutic standard of care, is a DNA-alkylating agent that can cross the blood-brain barrier to reach therapeutic concentrations in the brain. The drug is administered every day during radiation therapy and then for six to 12 cycles after radiation as a maintenance therapy. Each cycle lasts 28 days, with TMZ given the first five days of each cycle, followed by 23 days of rest. TMZ adds a methyl group to DNA that, if unrepaired, leads to DNA strand breaks and cytotoxicity. More than one-third of glioblastomas are deficient in methylguanine methyltransferase (“MGMT”), a repair protein that removes the methyl group. This MGMT deficiency occurs through the methylation (silencing) of the MGMT gene promoter. Glioblastoma patients with a silenced MGMT gene who are treated with TMZ have a longer survival than those with an unmethylated MGMT. TMZ has several adverse side effects, including a cumulative bone marrow toxicity.

●	Tumor-Treating Fields (TTFields). The use of TTFields to extend temozolomide maintenance chemotherapy for newly diagnosed glioblastoma patients has recently been incorporated as a new standard of care. TTFields are applied via multiple electrodes that are directly fixed to the scalp. These low-intensity, alternating electrical fields interfere with cell division ultimately leading to cell cycle arrest, aneuploidy, and apoptosis. The most common TTFields-associated adverse events (AEs) are mild-to-moderate array-associated contact dermatitis.

●	Experimental Treatments. Along with the above-mentioned treatments, the addition of the antiangiogenic agent bevacizumab (BEV) to RTx and TMZ has been explored with mixed clinical results BEV was tested both a first-line treatment together with RTx and concomitant TMZ administration in newly diagnosed glioblastoma patients, as well as in combination with RTx in recurrent GBM patients. BEV was approved by the FDA as monotherapy for recurrent glioblastoma in 2009 under the name Avastin®. The EMA declined to approve BEV for recurrent glioblastoma due to the absence of a non-bevacizumab control arm, a modest overall survival increment versus historic controls, inadequate elucidation of true antitumor effect, and challenges with radiographic response assessment. More recently, an immune-checkpoint blocker nivolumab was tested in combination with TMZ and RTx in a Phase 3 trial in recurrent glioblastoma patients but showed minimal activity and no benefit in terms of mOS, resulting in failure to meet one of its primary endpoints, PFS.

Currently available GBM surgical treatments have not been able to prevent GBM recurrence because of the infiltrative nature of this disease and the absence of an effective immune system. A therapeutic able to cross the blood-brain barrier and selectively impact proliferation of cancer cells independently from the region of the brain where the tumor resides would be a significant advancement.

Our Solution

We believe that our investigational product, Temferon, has the potential to address the world unmet need of patients suffering from GBM. Through a single administration, we believe Temferon may be able to provide a long-lasting immune response, minimize systemic toxicity, counteract cancer progression and prevent tumor relapse.

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

Once within the tumor microenvironment, IFN-α is expected to act both directly by promoting cancer cell apoptosis and inhibiting vascularization and indirectly by restoring the body’s anti-tumor immune response, as follows:

●	Direct Effects. IFN-α suppresses tumor cell proliferation and promotes the apoptosis of tumor and stromal cells by induction of proapoptotic genes or repression of anti-apoptotic genes. Moreover, IFN-α inhibits angiogenesis by downregulating the expression of proangiogenic factors.

●	Additional Effects. IFN-α stimulates early innate immune responses and the subsequent adaptive immune response via multiple pathways and mechanisms, including: maturation and cross-priming capacity of dendritic cells (“DCs”); upregulation of the expression of tumor-associated surface antigens and MHC class I molecules on tumor cells and of MHC class I and II molecules on DCs; enhanced priming and survival of T cells; enhanced humoral immunity; increased cytotoxic activity of NK cells and macrophages; control of helper T cell population balance (Th1=Th2); immunoglobulin class switching of B cells; and the regulation of CD8+ cytotoxic T-lymphocyte responses.

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

Clinical Development of Temferon in uMGMT-GBM

Preclinical Data

In 2008, a study conducted by De Palma et. al., demonstrated the potential of Tie2-expressing monocytes (TEMs) as vehicles for targeted interferon-alpha (IFN-α) delivery in cancer therapy. By exploiting the tumor-homing properties of TEMs, researchers achieved localized IFN-α delivery, resulting in significant inhibition of tumor growth and metastasis across various tumor models, including glioblastoma multiforme (GBM). Specifically, in the GBM model, treatment with TEM-mediated IFN-α delivery led to a substantial reduction in tumor burden and prolonged survival in treated animals, showcasing the potential for TEMs to modulate the tumor microenvironment effectively (PubMed PMID 18835032). Building upon this approach, a 2022 study conducted by Birocchi et. al., further highlighted the therapeutic potential of IFN-α in GBM treatment. Using a platform for inducible and localized cytokine delivery, researchers achieved controlled IFN-α release within the tumor microenvironment, demonstrating robust anti-tumor effects. This approach was observed to not only inhibit tumor growth but also reprogram the GBM microenvironment toward a pro-inflammatory and anti-tumor state. Notably, localized delivery mitigated the systemic toxicity typically associated with recombinant IFN-α administration, underscoring the importance of spatial and temporal control in enhancing efficacy and safety (PubMed PMID 35857642). Collectively, these studies underscore the therapeutic potential of utilizing TEMs and controlled cytokine delivery for targeted GBM treatment, offering promising avenues for enhancing anti-tumor immunity and controlling tumor progression.

Phase 1/2a Clinical Trial

The TEM-GBM study is a single-arm, open label, dose escalation, Phase 1/2a clinical trial, designed to evaluate the feasibility, safety, tolerability, biological activity (Phase 1) and efficacy (Phase 2) of Temferon in glioblastoma patients with an unmethylated MGMT gene (“uMGMT-GBM”). The trial is being conducted at two clinical centers of excellence located in Milan, Italy:

(i) Istituto Nazionale Neurologico “Carlo Besta”, an internationally recognized leading center in neuroscience, specializing in the diagnosis and treatment of neurological diseases in adults and children, and (ii) OSR, which has a recognized expertise in complex and innovative diagnostic and therapeutic approaches in onco-hematological patients and in gene therapy treatments.

Study Design

The investigational treatment involves the use of autologous CD34+-enriched hematopoietic progenitor cells genetically modified with a lentiviral vector encoding human interferon-α2. This therapy is specifically targeted at adult patients aged 18 to 70 years with GBM characterized by an unmethylated O-6-methylguanine-DNA methyltransferase (MGMT) gene promoter, a subgroup known for poorer response to standard therapies. We believe this trial represents an innovative strategy for modulating the tumor microenvironment and enhancing anti-tumor immunity in GBM patients.

uMGMT-GBM patients are identified immediately after surgery, upon confirmation of the diagnosis and MGMT methylation status. After enrollment, each patient is screened for eligibility, and if eligible is subjected to the mobilization procedure to induce HSPCs to exit from the bone marrow niche and to migrate into the peripheral blood where they are collected by leukapheresis. Immediately after collection, each patient’s HSPCs are sent to our CMO to be genetically modified and become Temferon. Escalating doses of Temferon (0.5-4 x 106 cells/kg) are administered via autologous stem cell transplant (ASCT) following the conditioning regimen, and after the administration of unmodified supporter stem cells. The study has been designed to test different ASCT conditioning regimens (BCNU+tiothepa, busulfan+tiothepa, busulfan monotherapy) as well as administering varying quantities of supporter cells (2-3 x 106 cells/kg) to identify the optimal setting for ensuring engraftment and durability of the drug product and as an effort to optimizing the benefit/risk ratio. We believe that this design enables the study not only to identify the most effective approach for enhancing the engraftment and persistence of Temferon cells but will also allow for optimization of the therapeutic outcome. After Temferon administration, each patient will be followed for two years.

The figure below depicts the different stages of TEM-GBM study enrollment and treatment.

Diagnosis
Surgery
MGMT
Methylated
Not Eligible
Non-Methylated
Enrollment & Screening
Temferon production & release
HSPC mobilization & apheresis
Radiotherapy (SOC)
Conditioning
Infusion of supporter HSPCs & Temferon
Follow-up phase 2 years
Day 0

The primary objectives of the dose-escalation phase (Phase 1) of the study are focused on determining the maximum tolerated dose (MTD) of the genetically modified cells and identifying the recommended dose to be carried forward into Phase 2. These objectives are pursued by closely monitoring dose-limiting toxicities (DLTs) and assessing treatment-related adverse events (AEs). Additionally, the study aims to assess the overall safety profile of the therapy, which includes evaluating any significant toxicities linked to both the harvesting of hematopoietic stem/progenitor cells (HSPCs) and the administration of the genetically modified cells. The secondary objectives include assessing the engraftment of the genetically modified cells in patients, monitoring the pharmacokinetics and pharmacodynamics, and evaluating early indicators of anti-tumor activity. These include important clinical endpoints such as progression-free survival (PFS) and overall survival (OS). The study also seeks to explore biomarkers related to the modulation of immune responses and potential changes in the tumor microenvironment that may indicate therapeutic efficacy. Moreover, the study will assess clinical responses using standard iRANO criteria, which includes tracking responses such as complete response (CR), partial response (PR), stable disease (SD), and progressive disease (PD). Survival metrics will be evaluated at various timepoints, and quality of life (QoL) will be measured using scales such as the Eastern Cooperative Oncology Group Performance Status (ECOG) and Karnofsky Performance Status (KPS). These tools will help monitor changes over time, enabling to gauge both the physical well-being and the functional capacity of patients as the study progresses. Through these comprehensive objectives, we believe the study will allow not only to assess the safety and tolerability of the therapy but also to identify promising biomarkers and early signs of efficacy that may guide future treatment strategies in GBM and potentially other cancers. The study EudraCT Number is 2023-510299-29-00 and can be found at EMA and FDA clinical trial registries here:

●	https://euclinicaltrials.eu/search-for-clinical-trials/?lang=en&EUCT=2023-510299-29-00; and

●	https://clinicaltrials.gov/study/NCT03866109?intr=Temferon&rank=3.

The information contained on, or that can be accessed through, these websites is not part of, and is not incorporated by reference into, this report. We have included these website addresses in this report solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our securities.

Preliminary Interim Results.

In the dose-escalation phase (Phase 1), each cohort tested varying doses of Temferon, of unmodified supporter cells and a different conditioning regimen (see the “Study Design” section above). The study revealed that transduced cells engrafted and persisted across all cohorts as a function of the Temferon administered dose.

Phase 1 safety data highlighted a quick hematologic recovery (median 14 days). Only one serious adverse reaction, attributed to Temferon (elevated liver enzymes) was recorded. This occurred early in the treatment of a patient who subsequently achieved survival beyond three years. Most of the adverse events observed in the trial were attributed to autologous stem cell transplant procedures, including conditioning chemotherapy, concomitant medications, or disease progression, and most resolved over time. Three patients with GBM died within 122 days of Temferon administration, which were determined to be due to complications associated with conditioning chemotherapy and potentially concomitant steroid use. Busulfan monotherapy, as a conditioning regimen, demonstrated a better safety profile compared to combination therapies, with fewer adverse events, especially during the first 90 days, making it the preferred regimen moving forward into Phase 2.

Regarding efficacy, while no complete responses were observed, the data suggested tumor stabilization for up to 6 months post-Temferon infusion in several patients. The median progression-free survival (PFS) and overall survival (OS) following Temferon infusion were promising, aligning with existing data from GBM patients. The study also highlighted an increase in the percentage of long-term survivors (LTS) at two years compared to data reported in literature. However, given the small sample size in dose-escalation setting, definitive conclusions on survival benefits cannot be made at this stage.

The biological activity of Temferon was assessed in patients requiring a second surgery due to disease progression, providing the only source of post-treatment GBM specimens for analysis. While these samples offer valuable insights into Temferon’s mechanism of action, we believe their limitation lies in being derived from patients in the treatment escape phase, potentially underestimating the therapy’s full biological effects. Preliminary analysis of the tumor microenvironment (TME) using single-cell RNA (scRNA) analysis, comparing Temferon-treated patients (RTx+Temferon) with those treated according to the standard of care (Stupp protocol: TMZ+RTx), revealed a widespread induction of an interferon-response in Temferon-treated patients. This response was evident both within the tumor and the immune TME, including tumor-associated myeloid cells and T-cells, and demonstrated significant reprogramming of the myeloid compartment toward a pro-inflammatory (M1-like) state. This reprogramming was accompanied by a consistent increase in CD8 lymphocytes with effector phenotypes, including a subset of putatively tumor-reactive T cells, which were more prominently observed in Temferon-treated patients. Moreover, Temferon treatment was observed to induce the expansion of T-cell clones and promote T-cell recruitment within the TME, distinguishing it from the effects seen in patients treated with the SOC. However, the prolonged presence of tumor-reactive T-cell clones in Temferon-treated patients was associated with PD-1 upregulation, a marker of immune exhaustion caused by sustained tumor-antigen stimulation. We believe this upregulation of PD-1 may have interfered with the long-term maintenance of the anti-tumor response, partially limiting its efficacy over time. Despite this limitation, Temferon successfully primed the immune TME toward a robust and durable inflammatory phenotype, setting the stage for a potentially long-lasting immune response, even in GBM.

We believe these results align with our preclinical data, supporting the immune activation effects mediated by Temferon in uMGMT-GBM patients. In conclusion, Phase 1 data suggest that Temferon is well-tolerated at doses up to 4x10⁶ CD34+ cells/kg, particularly when combined with busulfan monotherapy. Moving forward, Phase 2 will aim to confirm these results while further investigating long-term efficacy and safety.

TEM-GBM Clinical Development Plan

Considering the encouraging changes observed in the tumor microenvironment (TME) of patients treated with Temferon, we are actively exploring the potential to combine Temferon with immune-oncology (I/O) therapies. In particular, we are highly interested in immune checkpoint inhibitors (ICIs) due to their established role in reactivating exhausted T cells, enhancing and extend anti-tumor immune responses.

This strategy is further supported by recent evidence demonstrating the potential of activating anti-tumor immunity in GBM when ICI are used as neoadjuvant early treatment.

This paradigm shift aligns closely with our ongoing efforts to reprogram the TME. The robust immune activation observed in Temferon-treated patients—including the reprogramming of the myeloid compartment toward a pro-inflammatory (M1-like) state and the expansion of effector CD8+ T cells—creates an ideal foundation for synergistic combinations with ICIs. We believe that the primed inflammatory phenotype induced by Temferon may enhance the efficacy of ICIs by overcoming key barriers to anti-tumor immunity in GBM, as highlighted in the referenced study.

Our future clinical plan aims to evaluate these combination approaches in GBM patients, leveraging the unique mechanism of Temferon to establish a robust immune contexture within the TME, potentially enhancing response rates and extending survival outcomes.

Furthermore, in 2023 the U.S. Food and Drug Administration (FDA) and the European Commission each granted Orphan Drug Designation (“ODD”) to Temferon for the treatment of glioblastoma multiforme, underscoring its therapeutic potential in this critical area of unmet need.

Second Solid Tumor Indication

We selected metastatic renal cell carcinoma (“mRCC”) as the second solid tumor to investigate. Renal cell carcinoma (“RCC”) is a type of cancer that affects the genito-urinary system. The rationale for focusing on mRCC is based on the same considerations to those underlying the uMGMT-GBM indication, specifically:

●	High unmet medical need and market opportunity. The prognosis for patients with mRCC remains poor.

●	Suitable tumor microenvironment. mRCC is distinguished by an immunotherapy-responsive tumor microenvironment in which TEMs play a critical role.

●	IFN-α and advanced genitourinary malignancies. mRCC has shown remarkable sensitivity to IFN-α treatment. Nearly 15 years ago, immunotherapy with IFN-α or interleukin-2 revolutionized the systemic treatment of RCC, establishing a foundation for immunotherapy in this field. More recently, the targeted delivery of IFN-α through an innovative in vivo gene therapy approach for genitourinary cancers has demonstrated significant clinical benefit, culminating in and leading to the FDA approval of Adstiladrin®. This reinforces the critical role of IFN-α in genitourinary malignancies and highlights the exceptional responsiveness of these tumors to immune-oncology (I/O) approaches.

●	Market Opportunity. Based on currently available treatments, the RCC market for therapeutics is projected to grow 5.1% annually, reaching $12.7 billion in 2032. We believe a novel therapeutic which demonstrates improvement over existing therapies would have the potential to meaningfully grow the market size.

Disease Overview

Renal Cell Carcinoma (“RCC”):

Renal cell carcinoma accounts for over 80% of primary renal malignancies, with clear cell RCC being the most common (75% of all parenchymal renal malignancies).

Combination therapy (dual IO or an IO plus VEGF-TKI) is now recommended as first-line therapy. The treatment choice in the second and subsequent lines depends on the regimens received in prior lines, usually avoiding rechallenging a patient with the same agents. The second-line setting is dominated by the use of single-agent TKIs, (cabozantinib or pazopanib) and lenvatinib combined with the everolimus (mTOR inhibitor). Other treatments include the TKIs sunitinib and sorafenib, and the mTOR inhibitor temsirolimus. Single-agent nivolumab is approved for second-line treatment, but is used mainly for patients who did not receive an ICI in the first line. A hypoxia-inducible factor 2α (HIF2α) inhibitor, belzutifan, is approved for treating patients with RCC with VHL disease (3–6% of RCCs) who do not require immediate surgery. Multiple Phase 3 trials are ongoing to expand its label in RCC, including in late-line advanced or metastatic settings and in combination with other approved targeted therapies in the adjuvant and first-line settings.

Our Solution

Similar to the results we have observed to date for Temferon for the treatment of GBM, we believe that Temferon may have the ability overcome certain of the limitations of the current standard of care for the treatment of RCC that are not curative/resolutive by stopping/delaying disease progression.

Clinical Development of Temferon in advanced genitourinary malignancies

TEM-GU Phase 1/2a Clinical Trial

The TEM-GU study is an open-label, single-center, Phase 1/2 therapeutic-exploratory clinical trial designed to evaluate the safety, tolerability, biological activity, and efficacy of Temferon in patients with metastatic renal cell carcinoma (“mRCC”). The study aims to evaluate the combination of Temferon with either immune checkpoint inhibitors (“ICI”) or tyrosine kinase inhibitor (TKI), to determine the most effective treatment for patients who have shown disease progression after standard treatments. The study is being conducted at the Genitourinary Oncology Unit at San Raffaele Hospital, Milan, Italy. This site is renowned for its expertise in the management of urological cancers and will offer cutting-edge care to the enrolled patients. Hematological follow-up and the administration of Temferon will take place at the specialist hematology and bone marrow transplant unit within the same hospital, ensuring coordinated and comprehensive patient care.

Study Design

The investigational treatment utilizes autologous CD34+-enriched hematopoietic progenitor cells genetically modified with a lentiviral vector encoding human interferon-α2. Eligible patients, who must have progressed after standard treatments, will undergo screening, followed by HSPC harvest and genetic modification. A conditioning regimen precedes Temferon infusion, after which patients are monitored closely until hematologic recovery. Tumor biopsies will be performed pre- and post Temferon administration. After Temferon administration, patients will receive also either ICI or TKI depending on their prior treatment lines. Patients will then continue with regular follow-ups for up to one year.

The primary endpoints of the study focus on assessing the safety and tolerability of both the conditioning regimen and Temferon through clinical and laboratory surveillance, autoimmune assessments, and adverse event monitoring. Secondary endpoints aim to explore the long-term safety of Temferon, the incidence of specific adverse events, hematological recovery, presence of transduced myeloid cells, functional status, response rates, progression-free survival, and overall survival. Additionally, the biological activity of Temferon, tumor microenvironment changes and biomarkers will be evaluated via biopsy analysis.

The study EudraCT Number is 2024-512898-27-00 and can be found at EMA and FDA clinical trial registries here:

●	https://euclinicaltrials.eu/search-for-clinical-trials/?lang=en&EUCT=2024-512898-27-00 and
●	https://clinicaltrials.gov/study/NCT06716853?intr=Temferon&rank=1

The information contained on, or that can be accessed through, these websites is not part of, and is not incorporated by reference into, this report. We have included these website addresses in this report solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our securities.

TEM-GU Clinical Development Plan

The Phase 1/2a study in metastatic RCC (TEM-GU) represents a key opportunity to investigate whether Temferon can restore sensitivity to TKIs or ICIs in patients who previously failed to respond. By combining Temferon with these agents, the study aims to enhance therapeutic efficacy in difficult-to-treat populations. This approach will help assess the potential of Temferon as a viable treatment option to overcome resistance to standard therapies. We believe that positive clinical results not only will support the expansion of Temferon’s exploration in combination therapies for RCC patients but also will pave the way for testing Temferon in other related indications. This could significantly broaden Temferon potential application in immune-oncology, especially in cancers with similar tumor microenvironment characteristics.

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

Combination Treatment

While therapies to treat several types of cancers, such as ICI, CAR-T and TCR, are rapidly transforming the practice of oncology, clinical data point to the risk of late relapses after treatment with these therapeutics. Thus, the data suggest that the durability of the response to these therapies remains a significant challenge. We believe that the potentially agnostic nature of Temferon, its activity observed in our clinical trials to date, which includes the abrogation of tumor induced tolerance, and its potentially synergistic mechanism of action, makes it a suitable candidate to be considered for combination treatments. Specifically, Temferon may be a good candidate to be used in combination with other immune-oncology drugs, such as CAR-T and ICI, to extend the durability of the response in very aggressive tumors. We believe that this additional Temferon application is supported by the promising results coming from the combination studies performed using Temferon with CAR-T, TCR and ICI in our pre-clinical programs as discussed below.

In preclinical studies conducted in the laboratories of our founders, Prof. Luigi Naldini and Dr. Bernhard Gentner, Temferon was evaluated in combination with CAR T, TCR-edited T cells directed against tumor-associated antigens and immune checkpoint blockers. The results showed promising additive-to-synergistic anti-tumor activity in leukemia experimental models (Escobar et al., Nature Communication 2018), glioblastoma models, and multiple myeloma mouse models. Specifically, a CD19 CAR-T approach in a leukemia mouse model had a detectable, but not significant, effect on the tumor burden. However, when used in combination with Temferon, the combination treatment resulted in a significant inhibition of the hematological malignancy, with a significant fraction of CAR-T/Temferon treated mice surviving to the latest timepoint of analysis. Similarly, the combination of IFN gene therapy to α-CTLA4, an immune check point blocker, or adoptive T cell therapy, significantly improved the survival of the mice (Escobar et al., Nature Communication 2018). Further, in a multiple myeloma mouse model, Temferon was administered in combination with human TCR-edited T cells directed against NY-ESO1 and anti-myeloma drugs. The combination approach showed promising additive-to-synergistic effects without exacerbating hematologic or systemic toxicities. These results lead us to believe that IFN gene therapy might also boost the efficacy of other immunotherapies.

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

An inducible version of the IFN-α payload has been generated by fusing the protein with a destabilizing domain (DD), which targets the protein to proteasomal degradation, unless a small molecule ligand binding to the DD and stabilizing it, is administered. The optimized fusion construct is delivered by the TEM platform and the exogenous administration of the ligand switches on its secretion within the tumor. The results from experiments performed in the laboratory of Prof. Naldini with a glioblastoma mouse model showed similar anti-tumor activity of the inducible and wild-type IFN payload. Moreover, the inducible construct allows switching of IFN release upon tumor clearance (Birocchi et al., Sci Transl Med 2022). We plan to use our second-generation platform carrying an IFN-α payload in combination with CAR T cells to target glioblastoma-associated antigens or immune checkpoint blockers in an experimental tumor model in mice.

Other Payloads

Our platform is designed to allow the control of the expression of any payload we use. Similar to IFN-α, there are several alternative payloads with immunotherapeutic properties that were previously systemically delivered to patients but were discontinued due to significant toxicity that prevented the drug from reaching therapeutic dosages (e.g. TNF-Alpha). Because we believe that our first- and second-generation platforms may have the ability to overcome certain limitations associated with systemic administration, we are testing them with additional payloads such as IFN- g, IL-12 and TNF-α. Because each payload triggers a unique biological response, we believe our platform may enable a personalized treatment approach.

Additional immune activating cytokines have been tested for TEM-mediated gene-based delivery to tumor models in mice. Current pre-clinical results suggest the feasibility and specificity of tumor-targeted delivery of IFN-g and TNF-α and further support our hypothesis that the specific transcriptional and microRNA regulated expression of the payload prevents toxicity. Data generated in the laboratory of our founders in a leukemia model showed that IFN-g but not TNF-α mediates anti-tumor activity when delivered ex vivo. Further ex vivo studies showed enhanced anti-tumor activity upon combined delivery of two cytokines by the TEM-based platform.

Moreover, experiments conducted with our second-generation inducible platform expressing IL-12 support the hypothesis that our proprietary transcriptional and microRNA regulated expression of the payload may prevent or limit toxicity. Indeed, IL-12 is a potent cytokine that must be kept within a therapeutic dose range to prevent toxicity. Targeted delivery and anti-tumor activity of the new inducible payload are being investigated (Mucci et al., EMBO Mol Med 2021). The laboratory of Prof. Naldini plans to test the combination of TEM-mediated gene-based delivery of inducible Il-12 or additional inducible payloads with CAR-T, TCR and ICI in experimental murine tumor models.

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

Overview of Temferon Manufacturing Process

We have entered into agreements with AGC Biologics to manufacture our LVV and certain drug products for our ongoing clinical programs in Italy. AGC Biologics is a leading global contract development and manufacturing organization (“CDMO”), providing world-class development and manufacture of mammalian and microbial-based therapeutic proteins of plasmid DNA and, with the acquisition of Molecular Medicine S.p.A. (“MolMed”), of viral vectors and genetically engineered cells. AGC Biologics is recognized as the leading cell and gene therapy CDMO focused on research, development, production and clinical validation of cell and gene therapies for the treatment of cancer and rare diseases. Indeed, Strimvelis, the first ever market approved ex-vivo gene therapy for children, was developed and is still currently manufactured by AGC Biologics (formerly MolMed). Accordingly, Orchard Therapeutics (NasdaqGS: ORTX) in July 2020 renewed their collaboration agreement with AGC which will continue to support activities related to the development and manufacturing of vectors and drug products for several of Orchard’s investigational ex-vivo hematopoietic stem cell (HSC) gene therapies in the upcoming years, including the recent E.U. market authorized gene therapy drug Libmeldy.

AGC Biologics Capabilities

Our agreements with AGC establish agreed-upon timelines for purchase order submissions and manufacturing date changes/cancellation. The agreements also set milestones both during the clinical phase and any future commercial phase of our product candidates and for technology transfer if required, as well as customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach or upon the other party’s insolvency. We have recently strengthened our collaboration with AGC Biologics to enhance cell therapy manufacturing. On January 9, 2025, we announced the introduction of an exclusive GMP suite at AGC Biologics’s facility in Italy, dedicated to the production of Temferon batches. We believe this enhancement will improve the efficiency and reliability of our manufacturing processes. AGC Biologics facility in Bresso, Italy, will also continue manufacturing LVV to support Genenta’s trials.

First and Second Amendment to Development and Master Services Agreement

On September 19, 2024, we entered into an amendment to the Master Services Agreement with AGC Biologics to extend the term of the Master Services Agreement to June 30, 2025 (the “First Amendment”). The First Amendment was considered effective retroactive from March 5, 2024, the day on which the Master Service Agreement expired, to cover the preceding period during which the same Master Service Agreement continued to be operating. Additionally, on October 14, 2024, we entered into an Agreement for the Conduct of Clinical Trials on Medical Products with OSR) to conduct an open-label 1/2 clinical trial in Renal Cell Cancer.

Effective December 24, 2024, we and AGC Biologics entered into the Second Amendment (the “Second Amendment”) to the Development and Master Services Agreement, effective as of March 6, 2019 and as amended as of March 5, 2024 (the “MSA”), pursuant to which AGC Biologics manufactures our LVV) and certain drug products for our ongoing clinical programs in Italy.

In conjunction with entry into the Second Amendment, we also entered into work statement No. 1 to manufacture, test and release certain of our cell therapy products.

The Second Amendment provides that AGC Biologics will reserve an exclusive GMP suite (the “EGS”) for our exclusive benefit in connection with manufacturing services for cell therapy and commit a specified number of full-time equivalent employees to us. In addition, AGC Biologics will make the EGS available for a specified number of weeks per a recurring 12-month period commencing in the first quarter of 2025. In the event this specified number of weeks is not reached, AGC will issue certain credit notes to us equal to the lost volume of activity. Further, if AGC is unable to offer EGC availability for this specified number of weeks over a 12 month period, AGC Biologics will issue certain credit notes to us as a penalty based on formulas specified in the Second Amendment.

The Second Amendment also provides that AGC Biologics will charge us monthly fees during the ramp-up phase, which begins on such specified date in the first quarter of 2025 and is estimated to end in the third quarter of 2025, and annual fees, payable quarterly, once the ramp-up phase is completed, as specified in the work statement.

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

In the U.S., all cell therapy product candidates are regulated by the FDA as biologics. Biologics require the submission of a BLA and approval by the FDA prior to being marketed in the U.S. Manufacturers of biologics may also be subject to state and local regulation.

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

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured or the facilities that are significantly involved in the product development and distribution process and will not approve the product candidate unless cGMP compliance is satisfactory and the manufacturing processes and facilities are adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements.

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

In the EEA, the criteria for designating an “orphan medicinal product” are similar in principle to those in the U.S. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it meets the following criteria: (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating conditions; (b) either such condition that affects no more than five in 10,000 people in the E.U.; or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the E.U. to justify the investment needed for its development; and (c) there exists no satisfactory method of diagnosis, prevention or treatment of the condition concerned, or, if such a method exists, the medicinal product would be of significant benefit to those affected by the condition. The application for orphan designation must be submitted to the EMA and approved by the European Commission before an application is made for marketing authorization for the product. Once designated, orphan medicinal product designation also entitles a party to financial incentives such as reduction of fees or fee waivers. Moreover, ten years of market exclusivity is granted, if the product continues to be designated as an orphan medicinal product upon grant of the marketing authorization. During this ten-year period, with a limited number of exceptions, neither the competent authorities of the E.U. Member States, the EMA, or the European Commission are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same therapeutic indication. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this latter product is demonstrated to be safer, more effective or otherwise clinically superior to the original orphan medicinal product. This period of market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it can be demonstrated on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products, and which suppliers will be included in their prescription drug and other health care programs.

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

We are currently conducting or planning Phase 1/2a clinical trials on Temferon in Italy, in accordance with the specific regulations applicable to such early-phase trials. As discussed elsewhere in this report, we are currently conducting our TEM-GBM 001 study on UMGMT-GBM patients ..

The applicable Italian regulation is the Decree of April 27, 2015 of the Ministry of Health, providing a precise sequence of approvals for the start of Phase I studies and subsequent amendments to the related protocols. According to such Decree, an initial request must be submitted to AIFA seeking a technical-scientific opinion of Istituto Superiore di Sanità (ISS), acting on behalf of AIFA, on the admissibility of the request. Upon the favorable opinion of ISS, Italian Regulatory Authority (“AIFA”) issues an authorization to proceed with the planned study, and the rules generally governing the conduct of clinical trials (Legislative Decree 211 of June 24, 2003, implementing in Italy E.U. Directive 2001/20, Decree of December 17, 2004 of the Ministry of Health for non-profit studies, plus procedural rules such as the Decree of December 21, 2007, so called “CTA decree”, for the prescribed formats), are of application.

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

General Data Protection Regulation

The collection, use, disclosure, transfer or other processing of personal data of individuals (natural persons) in the E.U., including personal health data, is governed by the GDPR, which became effective and applicable on May 25, 2018. Since the application of the GDPR, the European data protection law background has been constantly implemented through the activity of the European Data Protection Board (EDPB) and the respective, national Supervisory Authorities, concerning the correct interpretation and application of the GDPR, as well as through the ruling of the Court of Justice of the E.U. (CJEU). The GDPR and E.U. Member States national data protection legislation, including Italy, are wide-ranging in scope and impose numerous requirements on companies that process personal data, including requirements relating to the processing of health and other sensitive data. For example, it is essential to obtain consent of the individuals to whom the personal data relates, providing notice to individuals regarding data processing activities, implementing suitable safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the E.U., including the U.S. and the United Kingdom, and allows data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to € 20 million or 4% of annual global revenues, whichever is greater. As regards the transfer of (pseudonymized) personal data to the U.S., the CJEU case C-3111/18, also known as Schrems II, invalidated the European Commission’s adequacy decision for the E.U.-U.S. Privacy Shield Framework, which the majority of U.S. companies relied on to conduct trans-Atlantic trade in compliance with E.U. data protection rules. The decision reinforced the importance of data protection to global commerce and imposed E.U. companies trading with U.S. companies or organizations to rely the transfer of personal data on other legal basis or appropriate safeguards provided for in the GDPR, such as Standard Contractual Clauses (SCC), Binding Corporate Rules (BCR) or derogations for specific situations. The Privacy Shield Framework has now been replaced by the so-called “Data Privacy Framework E.U.-U.S. (DPF)”, an agreement that entered into force after the adoption of the EU Commission’s adequacy decision of 10 July 2023. US companies that adhere to the DPF are considered compliant with the GDPR requirements and data transfer from the E.U. to the U.S. within this framework is thus considered compliant. In June 2021, the E.U. Commission adopted decisions on the United Kingdom’s adequacy under the E.U.’s GDPR and Law Enforcement Directive (LED). In both cases, the European Commission found the United Kingdom to be adequate. This means that most data can continue to flow from the E.U. and the EEA without the need for additional safeguards. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages. Compliance with the GDPR and all relevant E.U. data protection rules will be a rigorous and time-intensive process that may increase our cost of doing business.

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

In April 2024, we filed a patent application relating to methods of treating solid cancers with Temferon in combination with a checkpoint inhibitor and, in September 2024, we filed a patent application relating to methods of treating renal cell carcinoma with Temferon in combination with a checkpoint inhibitor. These provisional patents are wholly owned by us.

In addition, while the following patent families are jointly owned by OSR and Fondazione Telethon (Telethon), as set forth in our December 15, 2014 license agreement with OSR (described below), Telethon granted OSR a worldwide exclusive license, with the right to sublicense, its rights in the patent families pursuant to a separate cooperation agreement between OSR and Telethon. As described below, we have a worldwide exclusive license, from OSR, to the following patent families (including the U.S. and European family members indicated) in the fields of: GBM, solid liver cancer (LC) and any lympho-hematopoietic indication:

Focus / Family	U.S.	E.U.	Expiration
Gene Vector comprising mi-RNA	USP 10,000,757*	EP 2002003 B1	5/26/2026*
(composition and method of treatment claims)	USP 9,556,438
PCT/IB2006/002266 (WO 2007/000668).	USP 11,753,643 USSN 18/191,611
(pending)

Gene Vector comprising mi-RNA	USP 10,287,579	EP 2424571 B1	4/30/2030
(composition and method of treatment claims)	USP 9,951,328	EP 20167404.1
PCT/IB2010/001166 (WO / 2010/125471)	USP 11,407,996 USSN 17/855,135	(pending)
(pending)

Type 1 Interferon Gene Therapy	USSN 16/604,484	EP 3612624 B1 EP 24202037.8	4/20/2038**
(method of treatment claims)	(pending)	(pending)
PCT/EP2018/060238 (WO 2018/193119)

Type 1 Interferon Gene Therapy	WO2024194223	WO2024194223	3/15/2044
(composition and method of treatment claims)	(pending)	(pending)
PCT/EP2024/057093 (WO2024194223)

* Later expiration for certain U.S. patents pursuant to patent term adjustment (35 U.S.C. §154(b)).

** Application pending, anticipated expiration based on 20-year patent term.

Our technology incorporates the use of a lentiviral vector (“LVV”) that combines a therapeutic transgene sequence, or payload, with our proprietary platform. Our proprietary platform consists of (i) the Tie-2 promoter, that drives transgene sequence transcription specifically in TEMs, and (ii) miRNA-126 target sequences to downregulate transgene expression post-transcription in those cells where the Tie-2 promoter is active and the miRNA-126 is present. Intellectual property protection for our proprietary platform includes an exclusive license to all issued patents and pending applications (if any) in the PCT/IB2006/002266 (WO 2007/000668) and PCT/IB2010/001166 (WO / 2010/125471) families, as well as trade secrets. [We retain the option to exclusively license the PCT/EP2018/060238 and PCT/EP2024/057093 patent families (which we have not yet exercised), along with any improvements, for additional indications (fields of use) and other product candidates.]

In addition to patents and patent applications that we own or have been granted licenses to, we may also rely on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect our product candidates. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

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

The rights retained by OSR, and extending to its affiliates, include the right to use the licensed technology for internal research within the field(s) of use, the right to use the licensed technology within the field(s) of use other than in relation to the licensed products, and the right to use the licensed technology for any use outside the field(s) of use, but subject to the options described below. In addition, we granted OSR a perpetual, worldwide, royalty-free, non-exclusive license to any improvement generated by us with respect to the licensed technology, to conduct internal research within the field(s) of use directly, or in or with the collaboration third parties; and for any use outside the field(s) of use, in which case the license is sublicensable by OSR. Finally, the world-wide rights for the field(s) of use granted to us regarding the Lentigen know-how are non-exclusive and cannot be sublicensed due to a pre-existing nonexclusive sublicense to these rights between OSR and GlaxoSmithKline Intellectual Property Development Limited.

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

Pursuant to the ARLA, as consideration, we agreed to pay OSR additional license fees equal to up to €875,000 in total, which were paid on April 20, 2023 for €225,000, on December 31, 2023 for €150,000, and the remaining portion of €500,000 are to be paid upon our entering into a sublicense agreement with a third party sublicensee (pursuant to which we are entitled to receive an upfront payment in an amount exceeding a specified threshold from such sublicensee) during the period between September 30, 2022 and April 20, 2028 (with most of these additional license fees being triggered upon our entering into such a sublicense agreement). In addition, we have agreed to pay OSR royalties on a single digit percentage of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. We also agreed to pay OSR a royalty of our net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, MAA approval by a major market country, MAA approval in the U.S., the first commercial sale of a licensed product in the U.S. and certain E.U. countries, and achievement of certain net sales levels.

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

Amendment to Amended and Restated License Agreement with OSR

On September 28, 2023, we entered into an amendment to the ARLA, whereby we and OSR agreed that we had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA (as defined below). Furthermore, the amendment provides that we and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsored research agreement with regards to Candidate Products 2, OSR granted us an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and our fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by us.

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

Know-How License Agreement with Fondazione Telethon

In February 2016, we entered into a Know-How License Agreement with Telethon (Telethon License Agreement). Telethon granted us a non-exclusive, perpetual, sublicensable (through multiple tiers), royalty-bearing, worldwide license to use its manufacturing know-how in the research and development, sale and export of any product, which is defined therein as any lentiviral vector regulated by miRNA 126 and/or miRNA 130 and/or other miRNAs with the same expression pattern as miRNA 126 and/or miRNA 130 in hematopoietic cells for the expression of any anticancer protein under the control of a Tie2 promoter or INF under the control of any promoter other than Tie2 for any cancer indication. As consideration for the license, we agreed to pay Telethon a royalty equal to a low single digit percentage of any actual payments (excluding taxes) to any CMO for the manufacturing of any product using the licensed know-how. The royalty payments must be made for eight (8) years from the effective date, or until February 2, 2024. At December 31, 2024, there were no royalties payments due. The parties may terminate the agreement in the event the other party breaches its obligations therein, which termination shall become effective sixty (60) business days following written notice thereof to the breaching party.

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

Since our inception in 2014, we have devoted substantially all our resources to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs and planning for eventual commercialization. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sales of equity securities and convertible debt securities, which through December 31, 2024, aggregated gross cash proceeds of approximately €68.5 million.

We do not have any products approved for sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates and programs. Our net losses for the years ended December 31, 2024, 2023 and 2022 were approximately €8.9 million, €11.6 million, and €8.5 million, respectively. At December 31, 2024, we had an accumulated deficit of approximately €56.0 million. Substantially all our operating losses resulted from costs incurred in connection with our research and development activities, including preclinical and clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

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

As a result, for our long-term strategy, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations with proceeds from outside sources, with most of such proceeds to be derived from sales of equity securities, including the net proceeds from our initial public offering (“IPO”) in December 2021 and follow-on offerings, and proceeds from our mandatory convertible bond financing in March 2025. We also plan to pursue additional funding from outside sources, including but not limited to our entry into or expansion of new borrowing arrangements; research and development incentive payments, government grants, pharmaceutical companies, and other corporate sources; and our entry into potential future collaboration agreements with pharmaceutical companies or other third parties for one or more of our programs. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and eventual commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

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

As of December 31, 2024, we had cash and cash equivalents of approximately €4.6 million and marketable securities of approximately €8.1 million. Our existing cash and cash equivalents as of December 31, 2024, plus €7.5 million in gross proceeds from our March 2025 mandatory convertible bond financing, will enable us to fund our operating expenses and capital expenditure requirements until approximately May 2026. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “Liquidity and Capital Resources.” To finance our continuing operations, we will need to raise additional capital, which cannot be assured.

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

	Year Ended December 31,
	2024	2023	2022
	(in Euros)
Direct research and development expenses by program:
TEM-GBM Phase 1	€1,175,026	€1,331,166	984,458
TEM-GBM Phase 2	10,766	-	-
TEM-MM	-	-	1,331
TEM-LT	2,770	-	-
TEM-GU Phase 1	953,794	-	-
Unallocated costs:
Personnel (including share-based compensation)	1,443,510	1,113,489	992,281
Consultants and other third parties	412,229	305,289	544634
Materials & supplies	783,880	3,639,920	2,790,982
Travel & entertainment	29,137	44,242	-
Other	1,742	40,335	25,276

Total research and development expenses	€4,812,854	€6,474,441	€5,338,962

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

Starting from 2023, we implemented a new management accounting system, enabling the division of expenses by project, allowing for a more precise allocation of direct costs, including manufacturing costs, to the respective projects. This process has consequently led to a reduction in the balance of manufacturing costs that are not specifically allocated to any project but are incurred for the general benefit of all ongoing research and development activities, as shown in the table above.

We had a decrease in research and development expenses in 2024, compared to 2023, that was due to several factors as explained in the section “—Results of Operations - Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023,” but we expect that our research and development expenses, will increase substantially over the next several years, particularly as we increase the number of patients treated in our clinical trials, as well as due to increases in personnel costs, including share-based compensation, contractor costs and facilities costs, as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements to acquire the rights to our product candidates.

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

Other Income (Expense)

Other income (expense) consists primarily of interest income/(expense), foreign exchange income/(loss). For the year ended December 31, 2024, the net balance of other income/(expense) amounted to approximately €869,000 and mainly related to net financial interest income of approximately € 616,000, net unrealized foreign exchange gain of approximately € 260,000, and net realized foreign exchange loss of approximately €(7,000).

For the year ended December 31, 2023, the net balance of other income/(expense) amounted to approximately €87,000 and mainly related to net financial interest income of approximately € 304,000, net unrealized foreign exchange losses of approximately € (257,000), and net realized foreign exchange gain of approximately €40,000.

For the year ended December 31, 2022, other income (expense) consisted primarily of a tax benefit approved by the Italian Tax Agency of €180,000 related to the allowance for corporate equity (“ACE”), and financial fees reimbursement of approximately €28,000.

The differences between periods in the Other income (expense) category is due to the performance of our investment activities, which are influenced by the price trends of US Treasury Bills and Italian Government Bonds and interest rates, and to the macroeconomic situation that affects the purchasing power of currencies like US Dollar versus Euro.

Income taxes

We are subject to taxation in Italy and the U.S. Taxes are recorded on an accrual basis. These taxes therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. Due to the tax loss position reported, no income taxes were due for the years ended December 31, 2024, 2023, and 2022.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view of the future realization of deferred tax assets. We believe that it is more likely than not that the benefit for deferred tax assets will not be realized. In recognition of this uncertainty, a full valuation allowance was applied to the deferred tax assets. Future realization depends on our future earnings, if any, the timing, and amount of which are uncertain as of December 31, 2024. In the future, should management conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance would be reduced to the extent of such expected realization and the amount would be recognized as a deferred income tax benefit in our Consolidated Statements of Operations and Comprehensive Loss.

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

For the years ended December 31, 2024, 2023 and 2022, we recorded research and development tax benefits of approximately €373,000, €428,000, and €890,000, respectively.

Results of Operations

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

The following table summarizes our results of operations for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023
	(in Euros)
Operating expenses
Research and development	€4,812,853	€6,474,441
General and administrative	4,951,456	5,258,501
Total operating expenses	9,764,31020	11,732,942

Loss from operations	(9,764,310)	(11,732,942)

Other income (expense)
Others income (expense)	529,683	(4,875)
Finance income (expense)	81,140	309,253
Net exchange rate gain (loss)	240,992	(216,891)
Total other income (expense), net	851,815	87,487

Loss before income taxes	(8,912,495)	(11,645,455)
Income tax benefit (expense)	-	-
Net loss	€(8,912,495)	€(11,645,455)
Net loss per share - basic	€(0.49)	€(0.64)
Weighted average number of shares outstanding - basic and diluted	18,273,490	18,216,907
Other comprehensive income (loss)
Total change of marketable debt securities	(118,750)	214,984
Change in foreign currency translation	(23,446)	(15,853)
Total other comprehensive income (loss)	(142,196)	199,131
Comprehensive loss	€(9,054,691)	€(11,446,324)

We have presented basic and diluted loss per share at December 31, 2024, which consists of our historical loss divided by the basic and diluted weighted average number of ordinary shares outstanding at December 31, 2024. There was no dilutive impact due to our net loss position.

Research and Development Expenses

Research and development expenses were approximately €4.8 million for the year ended December 31, 2024, as compared to approximately €6.5 million for the year ended December 31, 2023.

The decrease of €1.7 million was mainly due to:

(1)	a decrease in manufacturing costs of approximately €0.4 million, as a net result of: i) a decrease in manufacturing activities and plasmid preparation of Lentiviral Vector (“LVV”) of approximately €0.7 million; and ii) an increase in CRO fees due to the commencement in October 2024 of the TEM-GU clinical trial of approximately €0.3 million;
(2)	a decrease in manufacturing costs of approximately €0.4 million related to the final phase of the scale-up manufacturing of LVV for gene therapy, mostly incurred in 2023;
(3)	a decrease of approximately €0.3 million in the costs associated with the technology transfer from the AGC Biologics’ Olgettina facility to its Bresso site for drug product manufacturing, mostly completed in 2023;
(4)	a decrease in trial costs of approximately €0.1 million as a net result of: i) a decrease in trial costs related to the last cohort of our TEM-GBM Phase 1 dose-ranging study completed in May 2024, for approximately €0.2 million; and ii) an increase in trial costs related to TEM-GU clinical trial commenced in October 2024 of approximately €0.1 million; and
(5)	a decrease in fees to OSR of approximately €0.5 million in line with the fee payment schedule provided by the ARLA and related Sponsored Research Agreement.

During the years ended December 31, 2024, and December 31, 2023, we utilized approximately €0.7 million per year of research and development tax credit to offset certain social contributions and taxes payable. The benefit recorded for the years ended December 31, 2024, and 2023, to offset research and development expenses was approximately €0.4 million per year.

General and Administrative Expenses

General and administrative expenses were approximately €5.0 million for the year ended December 31, 2024, as compared to approximately €5.3 million for the year ended December 31, 2023. The decrease of approximately €0.3 million was primarily due to a reduction in compensation expense, including stock option expenses of approximately €0.2 million as a result of two (2) employees who left the company in the second half of 2024, and a cumulative reduction of approximately €0.1 million in other general and administrative expenses mainly related to audit costs and insurance costs.

Other income (expense)

Other income (expense) was approximately €0.5 million at December 31, 2024, while other income (expense) was not material for the year ended December 31, 2023. The reason for this change was due to an increase in capital gain income from favorable performance of our financial investments.

Our net financial income was approximately €0.1 million for the year ended December 31, 2024, compared to a net financial income of approximately €0.3 million for the year ended December 31, 2023. The change was mainly related to financial interest income on financial investments made in 2024 and 2023 in U.S. Treasury bills and Italian government bonds.

Net exchange rate gain (loss)

The net exchange gain was approximately €0.3 million for the year ended December 31, 2024, compared to a net exchange loss of approximately €0.2 million for the year ended December 31, 2023. The change in respect of the preceding year was due to the fluctuation of the USD versus Euro exchange rate.

Net Loss

As a result of the foregoing, our net loss was approximately €8.9 million for the year ended December 31, 2024, as compared to approximately €11.6 million for the year ended December 31, 2023. The decrease in our net loss of approximately €2.7 million was primarily due to a decrease in research and development expenses of approximately €1.6 million, a decrease in general and administrative expenses of approximately €0.3 million, an increase in net financial income of approximately €0.3 million, and a positive exchange rate fluctuation effect of approximately €0.5 million compared to the previous year.

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

Other Income (Expense)

Other income (expense) was not material for the year ended December 31, 2023, as compared to approximately €243,000 for the year ended December 31, 2022, which was mainly due to a tax benefit to help our economic growth “ACE” (i.e., allowance for corporate equity) and a reimbursement for bank fees and commissions both accrued in 2022.

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

For the year ended December 31, 2023, the net exchange loss was due to a net unrealized foreign exchange loss of approximately €(257,000), and a net realized foreign exchange gain of approximately €40,000.

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

Share-based compensation

To reward the efforts of employees, officers, directors, and certain consultants, and to promote our growth and development, the Board may approve, upon occasion, various share-based awards. Our stock option plan (the “Equity Incentive Plan 2021–2025” or the “Plan”), pursuant to which stock options are granted, was originally approved on May 20, 2021.

In June 2023, our shareholders modified the 2021–2025 Equity Incentive Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant.

Currently, we have authorized options on 1,828,986 ordinary shares (i.e., 10% of the number of shares outstanding, which was 18,289,866 ordinary shares outstanding at December 31, 2024); however, as provided by the Plan, we may increase the authorized shares under the Plan up to a maximum of 2,700,000 ordinary shares without further shareholder approval. Therefore, as we raise additional capital, the Board has the authority to issue options on 1,828,986 to 2,700,000 ordinary shares, as the number of issued and outstanding ordinary shares grows, i.e., we do not have to obtain further authorization from shareholders to increase the number of ordinary shares available for equity grants until the outstanding ordinary shares exceed 27,000,000.

With the adoption of Accounting Standards Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, we measure our stock option awards granted to employees, officers, directors, and consultants based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is normally the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. We classify stock-based compensation expense in our Consolidated Statement of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

We chose the Black-Scholes-Merton model because it is considered easier to apply and it is a defined equation and incorporates only one set of inputs. As a result, it is the model most commonly in use.

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

A hypothetical movement of 10% in USD to the EUR exchange rate would have had an impact of approximately €0.5 million on our net result for the year ended December 31, 2024.

Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

B. Liquidity and Capital Resources

Overview

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sales of quotas, in prior years as an S.r.l., and through our IPO of our shares as an S.p.A. We received gross cash proceeds of approximately €33.6 million from sales of quotas (pre-IPO), and approximately €32.7 million of gross proceeds from the IPO in December 2021. In addition, we received approximately €0.3 million of net proceeds from sales of our ADSs through our current and prior at-the-market (“ATM”) offerings.

As of December 31, 2024, the Company had approximately €12.7 million in cash and cash equivalents and marketable securities.

The table below presents our cash flows for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in Euros)
Net cash used in operating activities	€(6,240,174)	€(11,205,023)	€(7,418,236)
Net cash (used in)/produced by investing activities	6,883,064	(14,892,666)	(27,070)
Net cash provided by financing activities	270,885	531	-
Effect of exchange rate changes	(23,446)	(6,278)	-
Net (decrease) increase in cash and cash equivalents	€890,329	€(26,103,436)	€(7,445,306)
Cash and cash equivalents at beginning of year	3,691,420	29,794,856	37,240,162
Cash and cash equivalents at end of year	€4,581,749	€3,691,420	€29,794,856

Operating Activities

During the year ended December 31, 2024, operating activities used approximately €6.2 million of cash and cash equivalents, resulting from our net loss of approximately €8.9 million, partially offset by non-cash charges of approximately €0.9 million and the cash generated by our operating assets and liabilities of approximately €1.9 million. The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, approximately €0.1 million of unrealized gain on purchase of marketable securities, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment. The net changes in our operating assets and liabilities were primarily due to: a decrease in other non-current assets due to a long-term VAT refund of approximately €0.4 million and the reduction of approximately €1.0 million from the research and development tax credit estimate; an increase in trade payables of approximately €0.2 million, primarily due to a lower premium for the D&O insurance policy, amounting to approximately €0.2 million; and an increase of approximately €0.2 million in accrued expenses -related parties, due to bonuses accrued at the end of 2023 that have not yet been paid.

During the year ended December 31, 2023, operating activities used approximately €11.0 million of cash and cash equivalents, resulting from our net loss of approximately €11.6 million, partially offset by non-cash charges of approximately €1.1 million and the cash generated by our operating assets and liabilities of approximately €0.4 million. The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, approximately €0.2 million of unrealized gain on purchase of marketable securities, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment. The net changes in our operating assets and liabilities were primarily due to a decrease in accounts payable. The decrease in accounts payable compared to the prior period, was mainly due to bills from certain suppliers, advisors, and legal consultants received in December 2022 that were paid in 2023.

During the year ended December 31, 2022, operating activities used approximately €7.4 million of cash and cash equivalents, resulting from our net loss of approximately €8.5 million, partially offset by non-cash charges of approximately €0.8 million and the cash generated by our operating assets and liabilities of approximately €0.2 million. The non-cash charges primarily included approximately €0.7 million of share-based compensation expense, and other minor amounts of depreciation, retirement benefit obligation expense and cumulative translation adjustment. The net changes in our operating assets and liabilities were primarily due to an increase in account payable and accrued expenses, as well as an increase in other current liabilities. The increase in account payable was mainly due to bills from certain suppliers, advisors, and legal consultants received in December 2022 that were paid in January 2023, as well as an increase in account payables to OSR, a related party. The increase in accrued expenses were mainly due to an increase in related parties-accrued expenses for invoices to be received from OSR and for senior management bonuses accrued at year end.

Investing Activities

During the year ended December 31, 2024, investing activities used approximately €16.4 million to purchase marketable securities (U.S. treasury bills and Italian government bonds), in order to deploy the liquidity available and not used in current operations more profitably, while respecting the principle of selecting low-risk profile assets. During the 2024, proceeds from the divestment of marketable securities amounted to approximately €23.2 million.

In addition, approximately €4,000 of our cash and cash equivalents were used to primarily purchase laptops and other work tools for new employees hired during the fiscal year ending on December 31, 2024.

During the year ended December 31, 2023, investing activities used approximately €14.9 million to purchase marketable securities (U.S. treasury bills and Italian government bonds), in order to deploy the liquidity available and not used in current operations more profitably, while respecting the principle of selecting low-risk profile assets. In addition, approximately €14,000 of our cash and cash equivalents were used to primarily purchase laptops and other work tools for new employees hired during the fiscal year ending on December 31, 2023.

During the year ended December 31, 2022, investing activities used €27,070 of our cash and cash equivalents to both improve our cyber security and support the implementation of our new ERP system.

Financing Activities

During the year ended December 31, 2024, the net cash provided by financing activities relates to the proceeds from our current and prior ATM offerings.

During the year ended December 31, 2023, there was no cash provided by financing activities.

During the year ended December 31, 2022, there was no cash provided by financing activities.

Current Outlook

To date, we have not generated revenue and do not expect to generate revenues from the sale of any product candidate in the near term.

As of December 31, 2024, our cash and cash equivalents, and marketable securities, were approximately €12.7 million. Our primary cash obligations relate to payments to AGC Biologic for manufacturing activities and to OSR pursuant to the ARLA and other providers of clinical trial related services and manufacturing activities.

Based on our existing cash and anticipated cash from short-term financing activities, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements into the second quarter of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

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

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits as well as through additional financings, which we may seek through a combination of private and public equity offerings, debt financings and collaboration, in-licensing arrangements, joint ventures, strategic alliances or partnerships. For example, on May 12, 2023, we filed with the SEC a shelf registration statement, which was declared effective by the SEC on May 24, 2023 and permits us to sell from time to time additional ordinary shares, ordinary shares represented by ADSs or rights exercisable for ordinary shares or ADSs in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering for aggregate gross sales proceeds of up to $100.0 million. As of December 31, 2024, approximately $99.7 million of securities remained available under this registration statement. Further, we have entered into an ATM sales agreement, as amended (the “Sales Agreement”), with Virtu Americas LLC and Rodman & Renshaw LLC (the “Sales Agents”) pursuant to which we may, but are not obligated to, offer and sell, from time to time, ADSs with an aggregate offering price up to $29,696,999 through the Sales Agents, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (our “ATM offering”). As of December 31, 2024, approximately $29.7 million of capacity remained available under this ATM offering. In addition, in March 2025, we completed a mandatory convertible bond financing, pursuant to which we may receive up to €20 million in two tranches. Please see Note 1 – Nature of business and history – Shelf Registration Statement and Sales Agreement of our audited consolidated financial statements for further information.

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

C. Research and Development

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the Board of Directors (the “Board”) at December 31, 2024 were: John L. Cantello, Ph.D., Lauren H. Chung, Ph.D., Armon R. Sharei, Ph.D., Todd Wider, M.D., and Pierluigi Paracchi, who is the Chairman.

The term of office of the directors is one year, and the aggregate annual directors’ compensation is €213,000.

The following table sets forth the name, age as of March 27, 2025, and position of the individuals who serve as our directors and executive officers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position	Year elected or appointed
Pierluigi Paracchi	51	Chief Executive Officer, Chairman of the Board of Directors and General Manager	2014
Todd Michael Wider	60	Director (1) (2)	2024
John Louis Cantello	59	Director (1) (2)	2024
Lauren Haeyong Chung	52	Director (1) (2)	2024
Armon Reza Sharei	37	Director (1) (2)	2024
Richard B. Slansky	67	Chief Financial Officer	2021
Carlo Russo, M.D.	72	Chief Medical Officer, Head of Development	2021
Barbara Regonini	52	Finance Director	2021
Stefania Mazzoleni, Ph.D.	42	Scientific Project Manager and Communications Officer	2016

(1)	Independent Director (as defined under Nasdaq Stock Market rules)

(2)	Member of the Compensation, Nomination and Governance Committee

The Board consists of five (5) members and each of their terms will expire at the Company’s general shareholders’ meeting called to approve the financial statements for the year ending December 31, 2024 to be held in April 2025, or earlier upon resignation.

Pierluigi Paracchi, Chief Executive Officer, Chairman of the Board of Directors, and General Manager

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

Richard B. Slansky, Chief Financial Officer

Mr. Slansky is a senior financial executive with more than 30 years of experience as Chief Financial Officer in various biopharmaceutical, diagnostic and life science companies, including Biological Dynamics, OncoSec Medical, GenMark Diagnostics, now part of Roche, and C-N Biosciences, now a part of Millipore Sigma, a division of Merck KGaA. His experience spans across public and private healthcare and technology companies at various stages of growth, pre-revenue to commercial. He has been responsible for strategic vision and oversight of financial and operational teams, organizational leadership, creating maximum stakeholder value, financial and governmental compliance, among other activities. He also serves on the board of directors of several private companies in the life science, aerospace and real estate market segments.

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

Board of Directors

Todd Michael Wider, M.D., Director

Todd Wider is a consultant to numerous entities in the biotechnology space, a co-founder and board member of Xanadu Bio and the prior Executive Chairman of Emendo Biotetherapeutics, a board member of Abeona Therapeutics, Arya Science Acquisition Corp. Todd is an active, honorary member of the medical staff of Mount Sinai Hospital in NYC. He received his AB, with high honors and Phi Beta Kappa, from Princeton University and his M.D. from Columbia University Vagelos College of Physicians and Surgeons.

Todd is also a principal in Wider Film Projects, a documentary film company focused on producing films with sociopolitical resonance that have won Academy, Emmy and Peabody Awards.

John Louis Cantello, Ph.D., Director

John is an independent advisor to the biopharma industry with over 20 years of experience. Former VP and Head of Business Development, Oncology Therapy Area at GlaxoSmithKline and VP and Head of Business Development, Respiratory & Immune Diseases at AstraZeneca. John has led teams accountable for assessing, valuing, and transacting M&A, pipeline & commercial asset deals covering oncology, respiratory, inflammation, metabolic and rare diseases. He has a track record of closing deals (transacting >$30B in deal value) representing primary care, specialty care and rare diseases.

Lauren Haeyong Chung, Ph.D., Director

Lauren is the CFO of Laxxon Medical, a pharma-technology company. Lauren has over 20 years of operating experience spearheading agile investment management strategies and tactical asset allocation in the healthcare industry. As the founder and CEO of Minleigh LLC, a healthcare focused strategic advisory firm, Lauren advised leadership, boards, and investment firms on global strategic plans, M&A, integration, and compliance. Previously, Lauren co-founded Tokum Capital Management, a global institutional healthcare fund, and successfully managed its merger with Perella Weinberg Partners. Lauren serves on public and private company boards. She has a Ph.D. in Biomedical Sciences from Columbia University Vagelos College of Physicians and Surgeons, an M.B.A. from Columbia Business School, and a B.A. in Biochemistry and Economics with Honors from Wellesley College.

Armon Reza Sharei, Ph.D., Director

Armon is Founder and CEO of Portal Bio and formerly the CEO and Founder of SQZ Biotechnologies (NYSE: SQZ), where he led the company from invention to post-IPO with over $300M in equity financing, a $1Bn collaboration with Roche, and three clinical trials. He graduated from Stanford University, obtained his Ph.D. at Massachusetts Institute of Technology and received his Post-Doctoral at Harvard Medical School.

Executive Scientific Board

Luigi Naldini, M.D., Ph.D., Chairman of the Executive Scientific Board

Prof. Naldini is a deeply experienced scientist and academic, considered by many to be the father of lentiviral gene therapy. Luigi Naldini is Professor of Cell and Tissue Biology and Cell and Gene Therapy at the Vita-Salute San Raffaele University School of Medicine in Milan, and Director of the San Raffaele-Telethon Institute for Gene Therapy and of the Division of Regenerative Medicine, Stem Cells & Gene Therapy at the San Raffaele Scientific Institute. He has previously served as President of the European Society of Gene and Cell Therapy and a member of the board of directors and Advisory Council of the American Society of Gene and Cell Therapy. Prof. Naldini is also a scientific advisor on EMEA and WHO committees for the evaluation of novel gene transfer medicines and has authored more than 250 scientific publications.

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

Strategic Advisors

Advisors to the Company include:

Gaurav Shah: Gaurav Shah serves as CEO and President of Rocket Pharma (NASDAQ:RCKT), a publicly traded clinical-stage biotechnology company focused on developing first-in-class gene therapy options for rare, devastating diseases with a market cap ranging from $600 million to $1 billion in recent months. He is co-founder of Rocket Pharma and sits on the Board of Directors. Prior to this role Gaurav was a Global Program Head in the Cell & Gene Therapies Unit at Novartis, where he had strategic oversight of 12 functions and helped spearhead pivotal trials with CART-19 for patients with Leukemia and Lymphoma – later approved by the FDA as Kymriah. Earlier roles at Novartis included lead physician for Biosimilars and for Afinitor. Gaurav started his career in the pharmaceutical industry at ImClone/Eli Lilly as a Medical Director overseeing oncology trials focused on monoclonal antibodies. This work in industry has led to multiple drug approvals for children and adults with malignancies and other devastating disorders. Gaurav graduated from Harvard University (summa cum laude, Phi Beta Kappa) with a degree in Behavioral Neuroscience and currently serves as an interviewer for Admissions for Harvard College. He received his MD from Columbia (AOA), completed his internal medicine residency at Brigham and Women’s Hospital/Harvard Medical School and hematology/oncology fellowship training at Memorial-Sloan Kettering. After receiving board certification in medical oncology, he served as an Adjunct Assistant Professor of Oncology at Columbia.

Family Relationships

There are no family relationships among our executive officers and directors.

Arrangements Concerning Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any of our directors or members of senior management were selected as such.

B. Compensation

The following table presents in the aggregate all compensation we paid to all our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. We are not required to provide the compensation, on an individual basis, of our executive officers and directors under Italian law. As a matter of Italian law, the compensation of directors is established at the time of their appointment or by the shareholders’ meeting. The compensation of the managing directors shall be established by the board of directors, with the opinion of the board of statutory auditors. Our bylaws provides that the shareholders’ meeting may determine a total amount for the compensation of the directors, including managing directors.

The total amount paid to all directors and senior managers as a group was approximately €1.3 million for the year ended December 31, 2024.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation

All directors and senior management as a group, consisting of 7 persons	€1,258,468	€-	€-

The total cost to the Company for the year ended December 31, 2024 related to all directors and senior managers as a group was approximately €2.2 million.

	Salary, Bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share-Based Compensation

All directors and senior management as a group, consisting of 7 persons	€1,859,094	€33,481	€293,845

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

Board of Statutory Auditors

Our Board of Statutory Auditors for the three-year period of 2024-2026 consists of: Carlo Alberto Nicchio (Chairman), Jacopo Doveri, and Giuseppe Gentile, while Luca Domenico Maranzana and Adalberto Adriano Minazzi were appointed as alternates. The annual Board of Statutory Auditor compensation is €18,000 for the chairman and €12,000 for each active member while no compensation is provided for the alternates unless they replace an active member.

During 2024, our Board of Statutory Auditors received approximately €44,000 in compensation in the aggregate for their services to the Company.

Our Board of Statutory Auditors’ term will therefore expire with our general shareholders’ meeting called to approve the financial statements for the year ending December 31, 2026 to be held in 2027. The following table sets forth the name, age as of March 27, 2025, and position of the individuals who serve as our Board of Statutory Auditors, and their alternates.

Name	Age	Position	Year elected or re-appointed
Carlo-Alberto Nicchio	50	Chairman of the Board of Statutory Auditors	2024
Giuseppe Gentile	57	Statutory auditor	2024
Jacopo Doveri	52	Statutory auditor	2024
Luca Domenico Maranzana	57	Alternate auditor	2024
Adalberto Adriano Minazzi	75	Alternate auditor	2024

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

Additional Board Committees

Although Italian law does not require that we adopt a Compensation, Nomination and Governance Committee, in connection with our Corporate Conversion from a limited liability company (società a responsabilità limitata, or “S.r.l.”) to a joint stock company (società per azioni, or an “S.p.A.”), we established a Compensation, Nomination and Governance Committee according to Nasdaq Listing Rule 5615(a)(3). The members of our Compensation, Nomination and Governance Committee include: Todd M. Wider, John L. Cantello, Lauren H. Chung, and Armon R. Sharei. They were nominated on May 2, 2024. The Compensation, Nomination and Governance Committee will assist our Board of Directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers.

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

(iv)	Italian law provides for standards for the independence of the board of statutory auditors from the Company and its management; and

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

●	Compensation Committee. Italian law does not require the appointment of a compensation committee composed of independent directors as required by the Nasdaq Listing Rules. As a matter of Italian law applicable to Italian stock corporations whose shares are not listed on a regulated market in the E.U. and under our bylaws, the compensation of executive directors, including the CEO, is determined by the board of directors, after consultation with the board of statutory auditors, while the Company’s shareholders, according to Italian law and our bylaws, may determine a total amount for the compensation of the directors, including managing directors. Compensation of the Company’s executive officers is determined by Board of Directors or by the CEO, if duly empowered. Nevertheless, although not required under Italian law, the Company has established a Compensation, Nomination and Governance Committee.

●	Code of Conduct. Pursuant to Italian law, we have adopted an “Organization and Operational Model” as required by Italian Legislative Decree of June 8, 2001, No. 231 (relating to administrative responsibility) that consists of: (i) a Code of Ethics; and (ii) operating procedures and reporting systems applicable to all of our directors, officers and employees, which may not comply with the requirements for a code of conduct meeting the criteria under Nasdaq Listing Rule 5610.

●	Loyalty Share Program. As described in more detail in “Item 10. Additional Information. B. Memorandum and Articles of Association” we have established a loyalty share program. Under our loyalty share program, each ordinary share held in registered form entitles the shareholder to a double vote (i.e. two votes for each ordinary share) if the ordinary share has been held by the same shareholder for a continuous period of not less than twenty-four months from the date of its registration in the special list maintained by us, and an additional vote is also granted upon the expiration of each 12-month period, following the expiration of the period referred to above, in which such ordinary share has been held by the shareholder, up to a total maximum of ten votes per ordinary share. Pursuant to the home country exemption set forth under Nasdaq Stock Market Rule 5640, in establishing the loyalty share program, we elected to be exempt from the requirement under Nasdaq Stock Market Rule 5640, which provides that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

D. Employees

As of March 26, 2025, we had 13 full-time employees, 11 located in Milan, Italy, and two (2) located in the U.S. We also rely on consultants, and several collaborators at SR-TIGET and OSR. Our full-time employees and consultants are engaged in clinical, research and development, product development, quality assurance, finance, accounting, and administrative activities. We consider our relationship with our employees to be good.

E. Share Ownership

See “Item 7.A. – Major Shareholders” below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 26, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Percentage ownership is based on 18,289,866 ordinary shares (including ordinary shares represented by ADSs) outstanding on March 26, 2025. Beneficial ownership is determined in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or has the right to acquire a security, such as through the exercise of stock options, within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of the date above are considered outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Owned	No. of Shares Exercisable within 60 Days of March 28, 2025	No. of Shares Beneficially Owned	Percentage Owned		Percentage of Total Voting Power
Directors and executive officers
Pierluigi Paracchi	2,296,129	36,603	2,332,732	12.75%	(1)	58.72%
John Cantello	-	20,163	20,163	* %	(2)	*	%
Lauren Chung	-	20,163	20,163	* %	(3)	*	%
Armon Sharei	-	20,163	20,163	* %	(4)	*	%
Todd Wider	-	20,163	20,163	* %	(5)	*	%
Richard B. Slansky	22,147	167,532	189,679	1.04%	(6)	*	%
Carlo Russo	602,417	30,502	632,919	3.46%	(7)	1.54%
Luigi Naldini	1,386,145	-	1,386,145	7.58%		3.58%
Bernhard Gentner	692,871	-	692,871	3.79%		1.79%
Stefania Mazzoleni	30,321	53,726	84,047	* %	(8)	*	%
Barbara Regonini	-	47,625	47,625	* %	(9)	*	%
All directors and executive officers as a group (117 persons)	5,030,030	416,638	5,446,668	29.78%		65.76%
5% Shareholders
OSR - San Raffaele Hospital	1,896,730		1,896,730	10.37%		4.89%

* Less than 1%.

(1)	Consists of 2,296,129 shares (2,275,516 ordinary shares plus 20,613 ADSs) held by Mr. Paracchi and 36,603 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025. Mr. Paracchi is also enrolled in the Company’s loyalty share program and based on his ten-year investment in the Company, has the right to vote 10 votes per share with respect to his ordinary shares. Currently, Mr. Paracchi is the only person enrolled in the Company’s loyalty share program.
(2)	Consists of 20,163 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(3)	Consists of 20,163 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(4)	Consists of 20,163 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(5)	Consists of 20,163 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(6)	Consists of 22,147 shares (19,947 ordinary shares plus 2,200 ADSs acquired through a 10b5-1 plan in July & August 2024) held directly by Mr. Slansky and 187,479 ordinary shares underlying options to acquire ordinary shares of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(7)	Consists of 602,417 shares (598,417 ordinary shares plus 4,000 ADSs acquired through a 10b5-1 plan in September & October 2024) held by Dr. Russo and 30,502 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(8)	Consists of 30,321 ordinary shares held by Ms. Mazzoleni and 53,726 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.
(9)	Consists of 47,625 shares underlying options to acquire ADSs of Genenta Science S.p.A. exercisable within 60 days of March 28, 2025.

Significant Changes in Percentage Ownership

There are no significant changes in the percentage ownership held by our major shareholders since the IPO in December 2021.

Shareholders in the U.S.

To our knowledge, as of February 18, 2025, on the same basis of calculation as above, 45% of our total issued and outstanding ordinary shares were held by one record shareholder in the U.S., namely, The Bank of New York (formerly The Bank of New York Mellon), the depositary of our ADS program, which held 8,210,799 ordinary shares represented by 8,210,799 ADSs, or nine (9) brokers and institutional record holders. The actual number of holders is likely greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Agreements with OSR

We have a longstanding relationship with OSR. Beginning January 1, 2020, we entered into a six-year lease agreement for the use of office space in the OSR building. We paid OSR annual rent of approximately €15,000 in 2024 with a security deposit of €3,350.

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

On September 28, 2023, we entered into an amendment to the ARLA, whereby we and OSR agreed that we had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that we and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsored research agreement with regards to Candidate Products 2, OSR granted us an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and our fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by us.

For more information regarding the ALRA, CP1 SRA and the amendment to the ARLA, see “Item 4. Information on the Company—B. Business Overview—Collaboration / Licensing—Amended and Restated License Agreement with Ospedale San Raffaele” and “—Sponsored Research Agreement.”

Employment Agreements with Senior Management

We entered into employment agreements with each of Mr. Paracchi, Dr. Russo, and Mr. Slansky effective upon the consummation of our IPO or, in the case of Mr. Slansky, November 1, 2021. Pursuant to such employment agreements, Mr. Paracchi, Dr. Russo and Mr. Slansky are entitled to gross annual base salaries of €420,000, $500,000 and $375,000, respectively. All these employment agreements are subject to annual review by and at the sole discretion of the Compensation, Nomination and Governance Committee of our board of directors. Mr. Paracchi is also eligible to receive an annual cash bonus of up to 40% of base salary, and Dr. Russo and Mr. Slansky are eligible to receive an annual cash bonus of up to 30% of base salary, provided that such individual achieves performance targets determined by the Compensation, Nomination and Governance Committee of the board of directors.

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

Such agreement has a term commencing on the date of consummation of our IPO and continuing until terminated, among other things: (a) upon death of the executive; (b) for just cause; (c) with objective or subjective reason; (d) by resignation of the executive; or (e) voluntarily by mutual agreement between the parties.

Consultancy Agreements

Prof. Naldini and Dr. Gentner have entered into consulting agreements in connection with their service on our Executive Scientific Board. The agreements provide for gross annual fees of €100,000 and €45,000, respectively. These agreements automatically renew each year.

Mr. Gaurav Shah has entered into consultancy agreements for the activity of support the development and the growth of the Company in the U.S. market. The agreement has been in effect on a calendar quarter-to-quarter basis until December 31, 2024. For the year ended December 31, 2024, the consultant invoiced the Company for a total $7,500.

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

Audited Financial Statements

Our consolidated financial statements for the 2024, 2023 and 2022 fiscal years as required under Item 17 are included immediately following the text of this Annual Report. The audit reports of the Company are included herein immediately preceding the consolidated financial statements.

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

B. Memorandum and Articles of Association

The description of certain terms and provisions of our bylaws (our “Bylaws”) is incorporated by reference to our Registration Statement on Form F-1 (File No. 333-260923) filed with the SEC and as declared effective on December 14, 2021, and to our Form 6-K filed with the SEC on May 3, 2024.

At our 2024 Ordinary and Extraordinary Shareholders’ Meeting, our shareholders approved an amendment to our Bylaws that established a loyalty share program. Under the loyalty share program, each ordinary share held in registered form entitles the shareholder to a double vote (i.e. two votes for each ordinary share) if the ordinary share has been held by the same shareholder for a continuous period of not less than twenty-four months from the date of its registration in the special list maintained by us, and an additional vote is also granted upon the expiration of each 12-month period, following the expiration of the period referred to above, in which such ordinary share has been held by the shareholder, up to a total maximum of ten votes per ordinary share.

To effect the loyalty share program, a special list (the “Special List”) is maintained by us. To be added to the Special List, the registered shareholder would need to submit a specific application, enclosing a communication certifying the ordinary share ownership – which may also concern only part of the ordinary shares held by the registered shareholder – issued by the intermediary with whom the ordinary shares are deposited pursuant to the laws in force. In the case of entities other than individuals, the application would need to specify whether the entity is subject to direct or indirect control by third parties and the identification data of the controlling entity, if any. The Special List is updated by us. Cancellation from the Special List results from the following cases: renunciation of the interested party; communication of the interested party or of the intermediary proving the loss of the prerequisites for the increase of the voting right or the loss of the ownership of the right; ex officio, when we are informed of the occurrence of facts that entail the loss of the prerequisites for the increase of the voting right or the loss of the ownership of the right.

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

Under the double tax treaty in force between Italy and the U.S. (“U.S./Italy Income Tax Treaty”), if the payee is the beneficial owner of the payment, dividends paid to U.S. owners will be subject to Italian withholding tax at a reduced rate of: 1) 5%, if the beneficiary is a company owning at least 25% of the payer’s voting shares (for at least 12 months preceding the dividend distribution); or 2) 15% in any other case. The aforementioned regime (both 1 and 2) is applicable only if the payee does not carry out an entrepreneurial activity in Italy through a permanent establishment or performs independent personal services through a fixed place situated therein.

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

Financial Transaction Tax. Law 228 of December 24, 2012, Article 1(491 – 500) introduced the Italian Financial Transaction Tax applicable: (i) to the transfer of shares and other participative financial instruments issued by companies resident in Italy (“Italian Equity”) and securities representing Italian Equity, regardless of the country where the issuer has its residence (together with Italian Equity are referred to as “Qualifying Equity”); (ii) on the basis of the “value of the transaction”; (iii) regardless of the place where the transaction is concluded and of the State where the parties have their residence; (iv) to transactions on “regulated markets and on multilateral trading facilities” with a reduced rate; and (v) to over-the-counter transactions with a full rate.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Our status may also depend, in part, on how quickly we utilize cash proceeds received from previous offerings of our ADSs or ordinary shares in our business. Based on preliminary analysis, we believe that we were likely classified as a PFIC in 2024, and we may be classified as a PFIC for 2025 and future years. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for United States federal income tax purposes, we likely will be classified as a PFIC in any taxable year due to the gross income from investment of cash reserves and other passive sources that we derive.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of December 31, 2022. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 and concluded our internal control over financial reporting was effective as of December 31, 2024. In making this evaluation, management used the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The COSO framework summarizes each of the components of a company’s internal control system, including the control environment, risk assessment, control activities, information and communication, and monitoring activities.

Remediation of Previously Disclosed Material Weaknesses

As previously disclosed in Item 15 “Controls and Procedures” of our prior Annual Reports on Form 20-F, management previously identified and disclosed material weaknesses in internal control over financial reporting, including but not limited to our lack of adequate staff to: (i) process financial information in a timely manner; (ii) analyze and account for complex, non-routine transactions - including those subject to the Company’s critical accounting policies; and (iii) maintain adequate segregation of duties; and the lack of documentation related to the Company’s internal control over financial reporting including its policy over related party relationships and transactions. During the quarter ended December 31, 2023, we remediated our previously reported material weaknesses related to these matters.

In particular, our management, with oversight from our board of statutory auditors, executed a remediation plan, in order to fully remediate the historical causes of the material weaknesses. As of December 31, 2024, the Company had taken the following steps to address the internal control deficiencies that contributed to the material weaknesses in prior periods, including, but not limited to, the following:

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

● improvement of the documentation and formally assessed our accounting and financial reporting policies and procedures; and

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

Changes in Internal Controls over Financial Reporting

Except as described above under “—Management’s Annual Report on Internal Control over Financial Reporting—Remediation of Previously Disclosed Material Weaknesses,” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act, as amended) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2024 and 2023 by Dannible & McKee, LLP (“Dannible & McKee” or “DM”), the Company’s principal accounting firm, and Mayer, Hoffman McCann P.C. (“MHM”), the Company’s former principal accounting firm.

Accountant Fees and Services (in Euros)	2024	2023
Audit Fees	€282,006	€433,884
	€282,006	€433,884

For the fiscal year ended December 31, 2024, Dannible & McKee billed €270,006.

For the fiscal year ended December 31, 2023, Dannible & McKee billed €312,629, MHM billed €121,255.

Audit Fees

The audit fees for the years ended December 31, 2024 and 2023 respectively, were paid for professional services rendered for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy and related procedures that govern the purchase, sale, and other disposition of our securities by directors, officers, and employees, as well as consultants and contractors who have access to material nonpublic information. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards. Our insider trading policy and procedures prohibit our directors, officers and employees, and consultants and contractors who have access to material nonpublic information, from trading in our securities while in possession of material, non-public information, among other things.

The foregoing description of our insider trading policy and procedures does not purport to be complete and is qualified in its entirety by the terms and conditions of our insider trading policy, a copy of which is attached hereto as Exhibit 11.1 and is incorporated herein by reference.

ITEM 16K. CYBERSECURITY.

We recognize the critical importance of maintaining the trust and confidence of our patients, business partners, employees and other stakeholders. As a result, cybersecurity risk management is an integral part of our overall risk management and compliance program and our current cybersecurity risk management processes are modeled after industry best practices, such as the National Institute of Standards and Technology Cybersecurity Framework, for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed by third-party service providers, and facilitate coordination across different departments of our Company.

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

During the year ended December 31, 2024, we augmented our cybersecurity program to be a more comprehensive cybersecurity risk management program. Our roadmap for the future is centered on improving cybersecurity risk awareness for our employees and collaborators to strengthen our defenses, enhance our threat detection capabilities, and ensure the confidentiality, integrity, and availability of our critical systems and data.

Although we are subject to ongoing and evolving cybersecurity threats, we are not aware of any material risks from cybersecurity threats in 2024 that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For more information on our cybersecurity risks, see “Risk Factors — Our internal information technology systems, or those of our third party vendors, collaborators, or other contractors or consultants, may fail or suffer cyber security breaches or other unauthorized or improper access, which could result in a significant disruption of our product development programs, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm, and impact our ability to operate our business effectively.”

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements are included as the “F” pages attached to this report.

All consolidated financial statements in this Annual Report, unless otherwise stated, are presented in accordance with US GAAP.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.4	Description of Securities
3.1*	Deed of Incorporation of Genenta Science S.p.A.
3.2****	Amended and Restated Bylaws of Genenta Science S.p.A.
3.3*****	Amendment to the Amended and Restated Bylaws of Genenta Science S.p.A.
4.1*	Deposit Agreement dated December 17, 2021 between the Company and The Bank of New York Mellon, as depositary.
4.2*	Form of American Depositary Receipt (included in exhibit 4.1)
4.3**	Underwriter Warrants dated December 17, 2021
8.1	List of subsidiaries of the registrant
10.1****,†	Amended and Restated License Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. (“OSR”) dated March 23, 2023 (the “ARLA”)
10.2###,†	Amendment to ARLA dated September 28, 2023
10.3###,†	Sponsored Research Agreement with OSR dated August 1, 2023
10.4*,†	Sponsored Research Agreement with OSR dated February 12, 2021
10.5*	Know-How License Agreement with Fondazione Telethon dated February 2, 2016
10.6*,†	Master Service Agreement dated March 6, 2019, between Molecular Medicine S.p.A. and Genenta Science S.p.A.
10.7*	2021-2025 Genenta Science Employee Share Option Plan with Chairman Sub-Plan
10.8*	Employment Agreement of Pierluigi Paracchi
10.9*	Employment Agreement of Carlo Russo
10.11*	Employment Agreement of Richard B. Slansky
10.12##,†	Development and Manufacturing Services Agreement dated January 20, 2023 between AGC Biologics S.p.A. and Genenta Science S.p.A.
10.13####	Amendment to the AGC Master Service Agreement dated September 19, 2024.
10.14####	Agreement for the Conduct of Clinical Trials on Medicinal Products with OSR dated October 14, 2024.
10.15#####	ATM Sales Agreement, dated April 26, 2024, among the Company and the Sales Agents
10.16######	Amendment No. 1 to ATM Sales Agreement, dated December 20, 2024, among the Company and the Sales Agents
10.17#######†	Second Amendment to Development and Master Services Agreement, by and between the Company and AGC Biologics S.p.A., effective as of December 24, 2024.
10.18########	Subscription Agreement
10.19########	Mandatory Convertible Bond Regulation
11.1**	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Dannible & McKee, LLP
97.1**	Compensation Recovery Policy of Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Incorporated by reference to the registration statement on Form F-1 of the Registrant (File No. 333-260923).

** Incorporated by reference to the Annual Report on Form 20-F of the Registrant filed on March 29, 2024.

*** Incorporated by reference to the Form 6-K of the Registrant filed on October 3, 2022.

**** Incorporated by reference to the Annual Report on Form 20-F of the Registrant filed on April 21, 2023.

***** Incorporated by reference to the Form 6-K of the Registrant filed on May 3, 2024.

# Incorporated by reference to the Form 6-K of the Registrant filed on December 22, 2022.

## Incorporated by reference to the Form 6-K of the Registrant filed on February 1, 2023.

### Incorporated by reference to the Form 6-K of the Registrant filed on October 20, 2023.

#### Incorporated by reference to the Form 6-K of the Registrant filed on October 29, 2024.

###### Incorporated by reference to the Form 6-K of the Registrant filed on April 26, 2024.

####### Incorporated by reference to the Form 6-K of the Registrant filed on December 20, 2024.

######## Incorporated by reference to the Form 6-K of the Registrant filed on December 30, 2024.

######### Incorporated by reference to the Form 6-K of the Registrant filed on March 19, 2025.

† Portions of these exhibits (indicated with markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi	By:	/s/ Richard B. Slansky
Name:	Pierluigi Paracchi	Name:	Richard B. Slansky
Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)
Date:	March 28, 2025	Date:	March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genenta Science S.p.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated Balance Sheets of Genenta Science S.p.A. (“the Company”) as of December 31, 2024, 2023, and 2022 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2021.

/s/ Dannible & McKee, LLP

Syracuse, New York

March 28, 2025

Genenta Science S.p.A.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2024	2023	2022
	(in Euros)
Operating expenses
Research and development	€4,812,854	€6,474,441	€5,338,962
General and administrative	4,951,456	5,258,501	5,705,030
Total operating expenses	9,764,310	11,732,942	11,043,992

Loss from operations	(9,764,310)	(11,732,942)	(11,043,992)

Other income (expense)
Others income (expense)	529,683	(4,875)	242,554
Finance income	81,140	309,253	36,985
Net exchange rate gain (loss)	240,992	(216,891)	2,286,690
Total other income (expense), net	851,815	87,487	2,566,229

Loss before income taxes	(8,912,495)	(11,645,455)	(8,477,763)
Income tax benefit (expense)	-	-
Net loss	€(8,912,495)	€(11,645,455)	€(8,477,763)
Net loss per share - basic	€(0.49)	€(0.64)	€(0.47)
Weighted average number of shares outstanding - basic and diluted	18,273,490	18,216,907	18,216,858
Other comprehensive income (loss)
Total change of marketable debt securities	(118,750)	214,984	-
Change in foreign currency translation	(23,446)	(15,853)	-
Total other comprehensive income (loss)	(142,196)	199,131	-
Comprehensive loss	€(9,054,691)	€(11,446,324)	€(8,477,763)

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Balance Sheets

	At December 31,	At December 31,	At December 31,
	2024	2023	2022
	(in Euros)
Assets
Current assets
Cash and cash equivalents	€4,581,749	€3,691,420	€29,794,856
Marketable Securities	8,078,002	15,084,284	-
Prepaid expenses and other current assets	1,813,226	2,480,554	1,926,512
Total current assets	14,472,977	21,256,258	31,721,368

Non-current assets

Fixed assets, net	€42,922	€82,977	€111,639
Other non-current assets	304,744	1,004,560	1,601,503
Other non-current assets - related party	3,350	3,350	3,350
Total non-current assets	351,016	1,090,887	1,716,492
Total assets	€14,823,993	€22,347,145	€33,437,860

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	€317,830	€294,975	€1,042,054
Accounts payable - related party	180,116	170,888	151,988
Accrued expenses	232,307	153,136	202,389
Accrued expenses - related party	1,031,345	861,578	489,207
Other current liabilities	337,764	255,062	297,875
Total current liabilities	2,099,362	1,735,639	2,183,513

Non-current liabilities
Other non current liabilities	1,158	14,594	27,218
Retirement benefit obligation	227,767	164,655	88,963
Total long-term liabilities	228,925	179,249	116,181

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares, no par value, 59,700,000 shares authorized and 18,289,866 and 18,216,958 shares issued and outstanding respectively	68,462,280	67,344,140	66,603,725
Accumulated deficit	(56,055,520)	(47,143,025)	(35,465,559)
Accumulated other comprehensive income	88,946	231,142	-
Total shareholders’ equity	12,495,706	20,432,257	31,138,166
Total liabilities and shareholders’ equity	€14,823,993	€22,347,145	€33,437,860

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statement of Changes in Shareholders’ Equity

	Common shares outstanding	Common stock, no par value	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at December 31, 2021	18,216,858	€65,880,990	€(27,019,807)	€-	€38,861,183
Share-based compensation	-	722,735	-	-	722,735
Cumulative Translation Adjustment	-	-	32,011	-	32,011
Net loss	-	-	(8,477,763)	-	(8,477,763)
Balance at December 31, 2022	18,216,858	€66,603,725	€(35,465,559)	€-	€31,138,166
Share-based compensation	-	739,884	-	-	739,884
Capital increase ATM program	100	531	-	-	531
Other comprehensive income	-	-	(32,011)	231,142	199,131
Net loss	-	-	(11,645,455)	-	(11,645,455)
Balance at December 31, 2023	18,216,958	€67,344,140	€(47,143,025)	€231,142	€20,432,257
Share-based compensation	-	847,255	-	-	847,255
Capital increase ATM program	72,908	270,885	-	-	270,885
Other comprehensive loss	-	-	-	(142,196)	(142,196)
Net loss	-	-	(8,912,495)	-	(8,912,495)
Balance at December 31, 2024	18,289,866	€68,462,280	€(56,055,520)	€88,946	€12,495,706

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Consolidated Statements of Cash Flows

	At December 31,
	2024	2023	2022
	(in Euros)
Cash flows from operating activities
Net loss	€(8,912,495)	€(11,645,455)	€(8,477,763)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange adjustment	-	-	32,011
Depreciation and amortization expense	44,523	42,453	6,140
Retirement benefit obligation	63,112	75,692	58,344
Share-based compensation	847,255	739,884	722,735
Changes in operating assets and liabilities
Prepaid expenses and other current assets	667,328	(554,042)	(407,489)
Other non-current assets	699,816	596,943	(427,906)
Accounts payable	22,855	(747,079)	877,235
Accounts payable - related party	9,228	18,900	126,941
Accrued expenses	79,171	(49,253)	(509,924)
Accrued expenses - related party	169,767	372,371	357,066
Other current liabilities	82,702	(42,813)	197,156
Other non-current liabilities	(13,436)	(12,624)	27,218
Net cash used in operating activities	(6,240,174)	(11,205,023)	(7,418,236)
Cash flows from investing activities
Purchases of marketable securities	(16,380,363)	(14,878,875)	-
Proceeds from maturities of marketable securities	23,267,895	-	-
Purchases of fixed assets	(4,468)	(13,791)	(27,070)
Net cash (used in)/produced by investing activities	6,883,064	(14,892,666)	(27,070)
Cash flows from financing activities
Proceeds from ATM	270,885	531	-
Net cash provided by financing activities	270,885	531	-
Effect of exchange rate changes	(23,446)	(6,278)	-
Net increase (decrease) in cash and cash equivalents	890,329	(26,103,436)	(7,445,306)
Cash and cash equivalents at beginning of period	3,691,420	29,794,856	37,240,162
Cash and cash equivalents at end of period	€4,581,749	€3,691,420	€29,794,856

The accompanying notes are an integral part of these consolidated financial statements.

Genenta Science S.p.A.

Notes to the Consolidated Financial Statements

1. Nature of business and history

Genenta Science S.p.A. (the “Company” or “Genenta”) was founded in Milan, Italy by San Raffaele Hospital (“OSR”), Pierluigi Paracchi, Luigi Naldini, and Bernhard Gentner, and was incorporated in July 2014. The registered office (or headquarters) is located in Milan, Italy. The Company’s reporting currency is Euros (“EUR” or “€”). The Company formed a wholly owned, Delaware incorporated subsidiary, Genenta Science, Inc., intended for future operations in the U.S. (“U.S. Subsidiary”). The U.S. Subsidiary operates in U.S. Dollars (“USD” or “$”).

The Company stock has been publicly traded on The NASDAQ Capital Market since December 15, 2021.

Genenta is an early-stage company developing first-in-class cell and gene therapies to address unmet medical needs in cancerous solid tumors. The Company is initially developing its clinical leading product, Temferon™, to treat glioblastoma multiforme (“GBM”), a solid tumor affecting the brain. The Company intends to continue its clinical trials in Italy and eventually start a clinical trial in Europe and the U.S. to study Temferon™ in other cancers. In June 2023, the Company’s Board of Directors selected metastatic Renal Cell Cancer (“mRCC”) as the second solid tumor indication for Temferon. The Company is currently enrolling patients for a Phase 1 trial in mRCC. The Company has recently completed its Phase 1 trial in GBM and its Phase 2a trial in GBM is ongoing.

The Company is subject to risks and uncertainties common to early-stage clinical companies in the life-science and biotechnology industries, including but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new competing products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The clinical product candidates currently under development will require significant additional research and development efforts, including regulatory approval and clinical testing before commercialization. These efforts require additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales and profit from operations.

In June 2023, the Company’s stockholders reduced the number of directors from seven (7) to five (5).

Liquidity and risks

The Company has incurred losses since its inception, including a net loss of €8.9 million, €11.6 million, and €8.5 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. In addition, as of December 31, 2024, the Company had an accumulated deficit of €56.1 million. The Company has primarily funded these losses through the proceeds from sales of convertible debt and equity. Although the Company has incurred recurring losses and expects to continue to incur losses for the foreseeable future, the Company expects that its existing cash and cash equivalents and marketable securities on hand as of December 31, 2024 of €12.7 million, will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months from the filing date of these consolidated financial statements. However, the future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s business model, typical of biotechnology companies developing new therapeutic products that have not reached a balanced income and financial position, features negative cash flows. This is because, at this stage, costs must be borne in relation to services and personnel, directly connected to research and development activities, and return for these activities is not certain and, in any case, it is expected in future years. Based on the accounting policies adopted, requiring full recognition of research and development costs in the Statement of Operations and Comprehensive Loss in the year they are incurred, the Company has reported a loss since its inception and expects to continue to incur significant costs for research and development in the foreseeable future. There is no certainty that the Company will become profitable in the future.

The Company will require additional capital to meet its long-term operating requirements. It expects to raise additional capital through, among other things, the sale of equity or debt securities, which may include sales of ADSs pursuant to the Sales Agreement (as defined below). If adequate funds are not available in the future, the Company may be forced to delay, reorganize, or cancel research and development programs, or to enter into financing, licensing or collaboration agreements with unfavorable conditions or waive rights to certain products which otherwise it would not have waived, resulting in negative effects on the activity and on the economic, patrimonial and /or financial situation of the Company.

The Company’s ability to raise additional capital may be adversely impacted by the potential worsening of global economic and political conditions and volatility in the credit and financial markets in the U.S. and worldwide. This could be exacerbated by, among other factors, inflation, fluctuating interest rates, tariffs and geopolitical conflicts. The Company’s failure to raise capital as and when needed or on acceptable terms could have a negative impact on the Company’s financial condition and its ability to pursue its business strategy and the Company may have to delay, reduce the scope of, suspend or eliminate one or more of its research-stage programs, clinical trials, or future commercialization efforts.

Shelf Registration Statement and Sales Agreement

On May 12, 2023, the Company filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-3 that was subsequently declared effective on May 24, 2023 (the “Shelf Registration Statement”). The Shelf Registration Statement permits the Company to sell from time-to-time ordinary shares, including ordinary shares represented by ADSs, or rights to subscribe for ordinary shares or ordinary shares represented by ADSs in one or more offerings in amounts, at prices, and on the terms that the Company will determine at the time of offering for aggregate gross sale proceeds of up to $100.0 million.

In July 2023, the Company issued 100 ADSs for gross proceeds of €531 (or $582), increasing the total number of shares outstanding to 18,216,958, pursuant to a Controlled Equity Offering Sales Agreement, dated May 12, 2023 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co. (“Cantor”), as agent, subject to the terms and conditions described in the Sales Agreement and SEC rules and regulations (the “ATM Offering”).

In March 2024, the Company issued 72,908 ADSs for net proceeds of approximately €271,000 (or approximately $293,000), bringing the total number of ordinary shares outstanding to 18,289,866, pursuant to the Sales Agreement. On March 28, 2024, the Company and Cantor mutually agreed to terminate the Sales Agreement.

On April 26, 2024, the Company entered into an ATM Sales Agreement (the “Original Sales Agreement”) with Capital One Securities, Inc. and Virtu Americas LLC (the “Sales Agents”), pursuant to which the Company may offer and sell ADSs, for an aggregate offering price of up to $16,362,816 from time to time through or to the Sales Agents, acting as sales agents or principals, subject to the terms and conditions described in the Original Sales Agreement and SEC rules and regulations (the “Original ATM Offering”).

In May 2024, the Company’s shareholders approved an amendment of article 9 of the Company’s Bylaws, increasing voting rights to certain stockholders by introducing a mechanism whereby each ordinary share owned by either an entity or an individual for a continuous period of not less than twenty-four months entitles the holder to a double vote and therefore to an increase from one to two votes per share. In addition, a further vote is attributed at the end of each twelve-months, following the first vesting period of twenty-four months, in which the ordinary share belonged to the same entity or individual, up to a total maximum of 10 votes per ordinary share. The amendment applies to only ordinary shares, not ADSs.

On December 20, 2024, the Company entered into an amendment to the Original Sales Agreement (the “Sales Agreement Amendment” and the Original Sales Agreement, as amended by the Sales Agreement Amendment, the “Sales Agreement”) to replace Capital One Securities with Rodman & Renshaw LLC (“Rodman & Renshaw” and, together with Virtu, each a “Sales Agent” and, collectively, the “Sales Agents”) as a Sales Agent and party to the Original Sales Agreement. The Sales Agreement provides to: (i) increase the aggregate dollar amount of ADSs that the Company may sell pursuant to the Sales Agreement; and, (ii) replace Capital One Securities with Rodman & Renshaw as a Sales Agent under the Sales Agreement.

The Original Sales Agreement authorized the Company to offer and sell ADSs having an aggregate offering price of up to $16,362,816. As of December 20, 2024, the Company sold ADSs pursuant to the Sales Agreement for gross proceeds of €271,416 (or $303,001). The Sales Agreement Amendment increased the dollar amount of ADSs available to be sold from time-to-time under the Sales Agreement to $29,696,999, which consists of $16,059,815 remaining as originally authorized under the Original Sales Agreement and an additional $13,637,184, from December 20, 2024.

Sales of ADSs, under the Sales Agreement, may be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agents are not required to sell any specific number or dollar amount of ADSs but will act as our sales agents and use commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Sales Agents and the Company. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

The Sales Agents will receive from the Company a commission of up to 3.0% of the gross proceeds of any ADSs sold through them under the Sales Agreement. In connection with the sale of ADSs on behalf of the Company, each of the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agents may be deemed to be underwriting commissions or discounts. The Company has also agreed to provide indemnification and contribution to the Sales Agents with respect to certain liabilities, including liabilities under the Securities Act.

Quantitative and qualitative disclosure about market risk

The Company is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s current investment policy is conservative due to the need to support operations. The Company maintains bank accounts with reputable banks and financial institutions and invests available cash in Italian and U.S. government bonds and treasury notes with short-term maturities and a minimum credit rating of “BBB”. A minority of the Company’s cash and cash equivalents and marketable securities are held in deposits that bear a small amount of interest. The Company’s market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

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

Foreign currency exchange risk

The Company’s results of operations and cash flow may be subject to fluctuations due to changes in foreign currency exchange rates. The Company’s liquid assets and expenses are denominated in EUR and USD. At December 31, 2024, the Company maintained €4.6 million in cash and cash equivalents and €8.1 million in marketable securities. Changes in the USD/EUR exchange rate could increase/decrease the Company’s operating expenses, especially as more costs are incurred in the U.S. or, as USD are exchanged for EUR to cover European operating costs. As the Company continues to grow its business, the Company’s results of operations and cash flows might be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact the Company’s results of operations.

Currently, the Company has recorded an unrealized net gain from exchange rates of approximately €0.2 million. The Company does not currently hedge its foreign currency exchange risk. In the future, the Company may enter formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of its principal operating currencies. These measures, however, may not adequately protect the Company from the material adverse effects of such fluctuations.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for consolidated financial information and with the instructions to Form 20-F and Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative US GAAP guidance as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”) unless otherwise stated.

A summary of the significant accounting policies applied in the preparation of these consolidated financial statements is presented below, only for the categories and headings now applicable and that might be applicable in the future based on the Company’s business. These policies have been consistently applied unless otherwise stated.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and the disclosures made in the accompanying notes. Estimates and assumptions reflected in these consolidated financial statements include but are not limited to, the accrual for research and development expenses and related milestone payments, share-based compensation expense, valuation of Research & Development (“R&D”) tax credits, the valuation of equity and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Actual results may differ from these estimates under different assumptions or conditions. Changes in estimates are recorded in the period in which they become known. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents, which amounts may at times exceed insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk. In the consolidated Cash Flow Statements, cash and cash equivalents include: cash on hand, deposits held with banks, and other short-term highly liquid investments. In the consolidated balance sheets, bank overdrafts, if any, are shown in current liabilities. Cash and cash equivalents are detailed as follows:

	At December 31,
	2024	2023	2022
	(Euro)
Cash in bank	€2,530,549	€3,687,402	€29,790,838
Cash in short-term marketable securities	2,047,200	-	-
Cash in hand & prepaid cards	4,000	4,018	4,018
Total cash and cash equivalents	€4,581,749	€3,691,420	€29,794,856

Marketable securities

	December 31, 2024
	Amortized Cost	Fair Value	Unrealized Gain (Loss)	Allowance for Credit Losses

Available-for-sale (AFS)	€7,992,891	€8,078,002	€96,234	€-

Total Debt Securities	€7,992,891	€8,078,002	€96,234	€-

	December 31, 2023
	Amortized Cost	Fair Value	Unrealized Gain (Loss)	Allowance for Credit Losses

Available-for-sale (AFS)	€15,123,831	€15,084,284	€214,984	€-

Total Debt Securities	€15,123,831	€15,084,284	€214,984	€-

There were no marketable securities in 2022.

The Company invests available liquid assets, (i.e., not used or are expected to be needed in short/very short-term operations), in marketable securities consisting of highly rated domestic and foreign government debt securities, specifically U.S. Treasury Bills and Notes, and Italian Government Bonds. Since the Company’s intent was not to sell the securities immediately, but the Company was uncertain if the securities would be held until maturity, it was determined that debt securities were to be classified as available for sale marketable securities (“AFS”).

Investments with a remaining maturity of greater than three (3) months at the time of purchase are classified as AFS marketable securities.

AFS marketable securities with a remaining maturity date greater than one year are classified as non-current assets.

Measurement is made at fair value and change in value is made with the unrealized gains and losses included in other comprehensive income (loss) as a component of shareholders’ equity until realized. Any premium arising at purchase is amortized to the earliest call date and any discount arising at purchase is accreted to maturity. Amortization and accretion of premiums and discounts are recorded in interest income, net. Realized gains and losses on AFS debt securities are determined using the specific identification method and are included in other income (expense), net.

The Company assesses its available-for-sale debt securities under the AFS debt security impairment model in ASC 326 as of each reporting date in order to determine if a portion of any decline in fair value below carrying value recognized on its AFS debt securities is the result of a credit loss. The Company records credit losses in the Consolidated Statements of Operations and Comprehensive Loss as credit loss expense within other income (expense), net, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its AFS debt securities.

Accrued interest receivable related to the Company’s AFS debt securities is presented within prepaids and other current assets on the Company’s Consolidated Balance Sheets. The Company excludes accrued interest receivable from both the fair value and the amortized cost basis of AFS debt securities for the purposes of identifying and measuring any impairment. The Company writes-off accrued interest receivable once it has determined that the asset is not realizable. Any write-offs of accrued interest receivable are recorded by reversing interest income, recognizing credit loss expense, or a combination of both. To date, the Company has not written off any accrued interest receivables associated with its marketable securities.

The unrealized gain recognized during the reporting period on marketable securities still held at the report date was approximately €96,000, while there was no unrealized loss recognized during the reporting period on marketable securities still held at the report date.

Net loss and comprehensive income (loss)

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. ASC 220 Comprehensive Income requires that an entity records all components of comprehensive income (loss), net of their related tax effects, in its financial statements in the period in which they are recognized.

For the year ended December 31, 2024, net loss was approximately €8.9 million with other comprehensive loss being approximately €142,196 and total comprehensive loss was approximately €9.1 million.

For the year ended December 31, 2023, net loss was €11.6 million with other comprehensive income being approximately €199,131 and total comprehensive loss was €11.4 million.

For 2022, the comprehensive loss was equal to the net loss.

Net loss per share

Net loss per share (“EPS”) is computed in accordance with US GAAP. Basic EPS is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period, increased by the number of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive.

The EPS calculation was applied at the Company conversion to S.p.A. in June 2021, after the increase in capital to €50,000 was required to be an S.p.A. by Italian law. The Company’s shareholders authorized 59.7 million ordinary common shares.

In July 2023, following the ATM Offering exercise, 100 new ADS were issued.

In March 2024, 72,908 additional ADSs were issued pursuant to the Sales Agreement.

At December 31, 2024, the Company had 18,289,866 common shares issued and outstanding with 1.8 million common shares reserved for the Company’s Equity Incentive Plan 2021–2035.

At December 31, 2024, the Company had 889,658 outstanding options and 23,502 common share equivalents, in the form of underwriters’ common share warrants. Diluted EPS was not relevant at December 31, 2024, 2023, or 2022, as the effect of common share equivalents, in the form of 889,658 stock options and of 23,502 underwriters’ common share warrants, would have been anti-dilutive. (See Note 11. Shareholders’ equity and Note 12. Share-based compensation.)

Foreign currency translation

The reporting and functional currency of the Company is Euros. All amounts are presented in Euros unless otherwise stated. All amounts disclosed in the consolidated financial statements and notes have been rounded to the nearest Euro unless otherwise stated. Foreign currency transactions, if any, are translated into Euros using the exchange rates prevailing at the date(s) of the transaction(s) or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated Statements of Operations. For financial reporting purposes, the assets and liabilities of the U.S. Subsidiary are translated into EUR using exchange rates in effect at the balance sheet date. The net income/(loss) of the U.S. Subsidiary is translated into EUR using average exchange rates in effect during the reporting period. The resulting currency translation impact is recorded in Shareholders’ equity as a cumulative translation adjustment.

For the year ended 2024, the currency translation impact was approximately €23,400. During the period ended December 31, 2024, foreign exchange gains and losses were a net gain of approximately €0.2 million.

For the year ended 2023, the currency translation impact was approximately €15,800. During the period ended December 31, 2023, foreign exchange gains and losses were a net loss of approximately €0.2 million.

For the year ended 2022, the net exchange gain was approximately €2.3 million, and was related mainly to: i) approximately €1.6 million in net exchange rate gains realized on the conversion of $12.0 million of IPO proceeds obtained in December 2021 to Euros; ii) approximately €0.4 million in net exchange rate gain realized on USD$ trade payables; and iii) approximately €0.3 million in exchange gain unrealized on USD$ time deposits.

Any change in the net foreign exchange rate effect is due to the fluctuation in the USD exchange rate with the Euro.

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

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	€4,581,749	4,581,749	€-	€-
Marketable Securities	8,078,002	8,078,002	-	-
Total financial assets	€12,659,751	€12,659,751	€-	€-

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	3,691,420	3,691,420
Marketable Securities	€15,084,284	15,084,284	€-	€-
Total financial assets	€18,775,704	€18,775,704	€-	€-

	December 31, 2022
	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	€29,794,856	29,794,856	€-	€-
Total financial assets	€29,794,856	€29,794,856	€-	€-

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

Tax credit on investments in research and development

In line with the legislation in force at December 31, 2024, 2023 and 2022, companies in Italy that invest in eligible research and development activities, regardless of the legal form and economic sector in which they operate, can benefit from a tax credit which can be used to reduce most taxes payable, including income tax or regional tax on productive activities, as well as social security contributions and payroll withholding taxes.

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

The eligible activities consist of fundamental research, industrial research, and experimental development as defined in letters m), q) and j) of point 15, par. 1.3 of the Communication no. 198/2014 of the European Commission. To determine the cost basis of the benefit, the following expenses are eligible:

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

The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions; and (2) the grant will be received. The Company has elected to present it net of the related expenditure on the Consolidated Statements of Operations and Comprehensive Loss.

While these tax credits can be carried forward indefinitely, the Company recognized an amount which reflects management’s best estimate of the amount that is reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable. The tax credits are recorded as an offset to research and development expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Share-based compensation

To reward the efforts of employees, officers, directors, and certain consultants, and to promote the Company’s growth and development, the Board may approve, upon occasion, various share-based awards. The Company’s stock option plan (the “Equity Incentive Plan 2021–2025” or the “Plan”), under which stock options are granted, was originally approved on May 20, 2021.

In June 2023, the Company’s shareholders modified the Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant. (See Note 12. Share-based compensation.)

Currently, the Company has authorized options on 1,828,986 ordinary shares (i.e., approximately 10% of the number of shares outstanding, which are currently 18,289,866 ordinary shares outstanding); however, as provided by the Plan, the Company may increase the authorized shares under the Plan up to a maximum of 2,700,000 ordinary shares without further shareholder approval. Therefore, as the Company raises additional capital, the Board has the authority to issue options on 1,828,986 to 2,700,000 ordinary shares, as the number of issued and outstanding ordinary shares grows, i.e., the Company does not have to obtain further authorization from shareholders to increase the number of ordinary shares available for equity grants until the outstanding ordinary shares exceed 27,000,000.

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

The Warrants will provide for adjustment in the number and price of the Warrants and the ADSs underlying such Warrants in the event of recapitalization, merger, stock split or other structural transactions, or a future financing undertaken by the Company. The Warrants were evaluated under applicable guidance and accordingly classified as equity in the consolidated financial statements.

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

Fixed Assets

Fixed assets are stated at cost, including any accessory and direct costs that are necessary to make the assets fit for use, and adjusted by the corresponding accumulated depreciation. Depreciation is systematically recorded in the consolidated financial statements taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated useful economic lives. Leasehold improvements depreciation is recorded based on the shorter of the life of the leasehold improvement or the remaining term of the lease.

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

Impairment of long-lived assets

In accordance with ASC Topic 360-10-20, “Property, Plant and Equipment,” the Company performs an impairment test whenever events or circumstances indicate that the carrying value of long-lived assets with finite lives may be impaired. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted pre-tax cash flows expected to result from the use of such assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the asset to its fair value based on the present value of estimated cash flows. To date, no impairments have been identified for the years ended December 31, 2024, 2023, and 2022.

Deferred offering costs

Deferred public offering costs, which primarily consist of direct, incremental legal and accounting fees relating to fundraising activities (e.g., an IPO), were capitalized within prepaid expenses and other current assets prior to the IPO and netted or offset with the IPO proceeds upon closing of the IPO.

For the year ended December 31, 2024, the Company incurred approximately €0.2 million of costs in connection with its sales of ADSs pursuant to the Sales Agreement that were fully expensed in the Consolidated Statement of Operations and Comprehensive Loss and approximately €0.2 million of deferred due diligence and other preliminary activities connected to a financing transaction expected to be completed in the following period.

For the year ended December 31, 2023, the Company incurred approximately €0.3 million of ATM Offering costs that were fully expensed in the Consolidated Statement of Operations and Comprehensive Loss.

For the year ended December 31, 2022, the Company did not incur offering costs.

Recently issued accounting pronouncements

In November 2023, FASB issued ASU 2023-07, which amends ASC 280 to improve the information that a public entity discloses about its reportable segments and to address investor requests for more information about reportable segment expenses by requiring incremental disclosures for segment reporting. The effective date for ASU 2023-07 is for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024. The amendment requires companies to disclose more information about their reportable segments, including: (1) significant segment expenses, (2) ‘other’ segment items, (3) the title and position of the chief operating decision maker (“CODM”), (4) how the CODM uses the reported measure(s) of segment profit or loss and (5) annual disclosures about a reportable segment’s profit or loss and assets. The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In March 2024, FASB issued ASU 2024-01, Scope Application of Profits Interest and Similar Awards, which clarifies how an entity determines whether a profits interest or similar award (hereafter a “profits interest award”) is (1) within the scope of Accounting Standards Codification (ASC) 718, Compensation — Stock Compensation, or (2) not a share-based payment arrangement and therefore within the scope of other guidance. For public business entities, ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company believes that this ASU does not have a material impact on its consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-04, Debt – Debt with conversion and other options (subtopic 470-20): Induced conversions of convertible debt instruments which provides guidance on accounting for induced conversions of convertible debt instruments. For public business entities, ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. The Company is still evaluating the impact.

3. Research and development

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, facilities costs, third-party license fees, and external costs of outside vendors and consultants engaged to conduct clinical development activities and clinical trials, (e.g., contract research organizations, or CROs), as well as costs to develop a manufacturing processes, perform analytical testing and manufacture clinical trial materials, (e.g., contract manufacturing organizations, or CMOs). Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. In addition, funding from research grants, if any, is recognized as an offset to research and development expense based on costs incurred on the research program.

The Company annually incurs a significant amount of research costs to meet its business objectives. The Company has various research and development contracts, and the related costs are recorded as research and development expenses as incurred. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations at period end to those third parties. Any accrual estimates are based on several factors, including the Company’s knowledge of the progress towards completion of the research and development activities, invoicing to date under the contracts, communication from the research institution or other companies of any actual costs incurred during the period that have not yet been invoiced, and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company. The historical accrual estimates made by the Company have not been materially different from the actual costs. For further details, please refer to the Related Parties disclosures in Note 13 below.

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

For the years ending December 31, 2024, due to the tax loss position reported, no income taxes were due in Italy, while in the U.S. there was no material tax charge.

For the years ending December 31, 2023 and 2022, due to the tax loss position reported, no income taxes were due in Italy or the U.S., although the U.S. subsidiary had taxable income in 2022. In addition, the subsidiary in the U.S. had an immaterial amount of other state taxes.

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

The Company recognizes tax liabilities from an uncertain tax position if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. For the Company, the prior five years of tax returns (2020-2024) are potentially subject to audit, and for the Company’s U.S. subsidiary, Genenta Science, Inc., the open years for tax examination are 2022, 2023, and 2024.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. A reconciliation of the Company’s effective tax rate is summarized as follows:

	At December 31,
	2024	2023	2022
	(in Euros)
Income taxes at Italy statutory rate	€(2,037,277)	€(2,794,909)	€(2,034,663)
Permanent differences	(39,935)	309,512	(160,133)
Other	71,627	(171,032)	715
Federal Income tax for Genenta INC	(62,825)	(89,910)	(31,993)
Change in valuation allowance	2,068,410	2,746,339	2,226,074
Total provision expense for income taxes	€-	€-	€-

Significant components of the Company’s net deferred tax assets are summarized as follows:

	At December 31,
	2024	2023	2022
	(in Euros)
Deferred tax assets
Net operating loss carryforwards	€13,876,117	€11,772,870	€9,197,563
Other temporary differences	130,131	150,347	52,996
Allowance for corporate equity	481,071	495,692	422,011
Total deferred tax assets	14,487,319	12,418,909	9,672,570
Valuation allowance	(14,487,319)	(12,418,909)	(9,672,570)
Net deferred tax assets	€-	€-	€-

At December 31, 2024, 2023, and 2022, the Company believes there are no significant differences with regard to its deferred tax assets and its relevant components, compared to the computations of the preceding periods.

In 2011, the Italian tax authorities issued rules that modified the previous treatment of tax loss carryforwards. According to the applicable law, all existing tax loss carry forwards will never expire but they can off-set 80% of the taxable income of the year. The rules do not affect the tax loss carryforward that refer to the start-up period, defined as the first three years of operations starting from the inception of the Company.

The following table shows the amount of deferred tax assets that can be carried forward indefinitely and used without limitation or with the limit of 80% of taxable income generated in Italy, as provided by Legislative Decree 98/2011:

	At December 31,
	2024	2023	2022
	(in Euros)
No expiration date	€5,487,085	€5,487,085	5,487,085
No expiration date - DL 98/2011	51,680,567	43,191,915	33,054,966
Total	€57,167,652	€48,679,000	38,542,051

The Company has analyzed its tax position by determining the amount of tax losses that can be carried forward indefinitely and has decided to accrue an allowance for related deferred tax assets as the Company is in a situation of pre-revenues that is destined to remain in the long run and there is no certainty of the future recoverability of such tax losses through tax relevant incomes. Future taxable profits for the Company depend on the manufacture of marketable drugs following the successful completion of the clinical trial. Since the clinical trial is still in an early phase, the time frame and uncertainties regarding the outcome of the completion justify the full allowance of deferred tax assets.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2024	2023	2022
	(in Euros)
Value Added Tax (VAT)	€698,735	€1,170,634	€912,423
Research and development tax credit	749,676	833,000	650,000
Advances payments to suppliers	35,991	34,108	41,149
Other current assets	210,830	64,664	219,400
Other prepaids	117,994	378,148	103,540
Total	€1,813,226	€2,480,554	€1,926,512

Value Added Tax (VAT) receivables are linked to purchases. Italian VAT (Imposta sul Valore Aggiunto) applies to the supply of goods and services carried out in Italy by entrepreneurs, professionals, or artists and on imports carried out by anyone. Intra-Community acquisitions are also subject to VAT under certain situations. The Italian standard VAT rate for 2024, 2023, and 2022 was 22%. Reduced rates are provided for specifically listed supplies of goods and services. It is carried forward indefinitely and does not expire.

Tax credits on research and development represent a special tax relief offered to Italian companies operating in the research and development sector and can be used to offset most taxes payable. The Company has a total research and development tax credit available to be used of approximately €3.8 million at December 31, 2024, €4.1 million at December 31, 2023, and approximately €4.4 million at December 31, 2022, which can be carried forward indefinitely and do not expire. However, given the start-up status of the Company, and the fact that it will not be profitable in the foreseeable future (which limits the utilization of the credit), the Company recognized a receivable balance that represents the Company’s best estimate of the amount of tax credit that can be used in offsetting taxes payable for approximately 12 months after December 31, 2024.

During the 12-month period ended December 31, 2024, and 2023, the Company utilized approximately €750,000 and €732,000, respectively, to offset certain social contributions and taxes payable, while during the financial year 2022, the Company utilized approximately €600,000. The benefit recorded for the 12-months ended December 31, 2024, 2023, and 2022, to offset research and development expenses was approximately €499,000, €430,000, and €698,000, respectively.

Advance payments to suppliers at December 31, 2024, 2023, and 2022 mainly relate to R&D operating services.

Other current assets at December 31, 2024 mainly relate to interest maturing on investment in marketable securities and the allowance for corporate equity (“ACE”) of approximately €180,000 reclassified from long-term assets since, based on the latest updates received from the Italian Revenue Agency. It will be recovered in the short term.

Other current assets at December 31, 2023 mainly relate to interests maturing on investment in marketable securities, while Other current assets at December 31, 2022 mainly relate to the allowance for corporate equity of approximately €180,000 and the quota of accruing financial interest income on time deposits of approximately €38,000.

At December 31, 2024, Other prepaids mainly include expenses for various services, already financially incurred but attributable to the following year.

At December 31, 2023, Other prepaid expenses mainly relate to the directors and officers (“D&O”) insurance policy paid in December 2023 of approximately €0.2 million, while at December 31, 2022, Other prepaids mainly include expenses for various services, already financially incurred but attributable to the following year.

7. Fixed assets, net

Fixed assets consist of the following:

	At December 31,
	2024	2023	2022
	(In Euros)
Software (ERP Implementation)	€87,800	€87,800	€87,800
Computer	37,841	35,971	31,307
Furniture and fixtures	15,604	13,005	4,676
Total fixed assets	141,245	136,776	123,783
Less: accumulated depreciation and amotization	(98,323)	(53,799)	(12,144)
Fixed assets, net	€42,922	€82,977	€111,639

Fixed assets include software mainly related to customization and development of the information technology security infrastructure, and the new ERP system; computers, furniture, and fixtures of our office space in Milan, Italy.

There were no significant purchases, disposals, nor impairments during the periods.

Depreciation and amortization have been calculated by taking into consideration the use, purpose, and financial-technical duration of the assets, based on their estimated economic lives.

8. Non-current assets right of use (ROU)

In February 2022, the Company entered into a four-year (i.e., 48-month) lease of an automobile, with an ending date of January 2026. The “base” annual lease payment is €13,967 payable monthly in the amount of €1,164. The lease payment will remain fixed for the four (4) years. The automobile lease was identified and accounted for as a finance type lease.

For the initial measurement, the calculation of the net present value of the right of use asset and liability was made by using the discounted rate of 6.25% and was determined to be approximately €49,320. Lessee initial direct costs were deemed not material. Other non-lease component costs for lease insurance were accounted for separately from the lease.

At December 31, 2024, the net present value of the ROU asset and liability amounted to approximately €14,600. The liability was determined to be €13,400 as a current liability and €1,200 as a long-term liability.

9. Other non-current assets

Other non-current assets consist of the long-term portion of the VAT receivable and R&D tax credit, as follows:

	At December 31,
	2024	2023	2022
	(in Euros)
Value Added Tax (VAT)	€290,150	€630,342	€912,424
Research and development tax credit	-	167,000	650,000
Other non-current assets	14,594	207,218	39,079
Total other non-current assets	€304,744	€1,004,560	€1,601,503

During the year ended December 31, 2024, the portion of the VAT credit classified as long-term as of December 31, 2023, was refunded in the amount of approximately €0.4 million, which explains the change in the balance.

With regards to the R&D tax credit, the conservative estimate of its utilization as of December 31, 2024, pertains only to the short-term portion; therefore, no R&D tax credit is accrued as a long-term asset.

As for the Other non-current assets, these are composed of minor, immaterial amounts, while the reason for the change in the balance relates to the reclassification of the ACE tax credit from long-term to short-term is due to an improved reimbursement forecast.

In addition, Other non-current assets - related party includes a security deposit of €3,350 paid to OSR - San Raffaele Hospital as a security guarantee for the office lease contract. (See Note 14. Commitments and contingencies).

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

The amount of the obligation at December 31, 2024, 2023, and 2022 was €227,767, €164,655, and €88,963, respectively. The increase was mainly due to the increase in the Company’s organizational structure.

11. Shareholders’ equity

The number of the Company’s outstanding ordinary shares on December 31, 2022, was 18,216,858, no par value. All ordinary shares outstanding are held in ledger form with some of the ordinary shares represented by ADSs.

For the year ended December 31, 2022, the Company accrued €722,735 as the fair value of stock options granted as per the Equity Incentive Plan 2021-2025. (See Note 12. Share-based compensation for more details.)

In July 2023, 100 new ADSs were issued in an ATM Offering, and the Company recorded an increase in the ordinary shares, no par value of €531.

For the year ended December 31, 2023, the Company accrued €739,884 as the fair value of stock options granted as per the Equity Incentive Plan 2021-2025. (See Note 12. Share-based compensation for more details.)

At December 31, 2023, the Company had 18,216,958 ordinary shares issued and outstanding with approximately 1.8 million ordinary shares reserved for the Plan.

In March 2024, 72,908 new ADSs were issued pursuant to the Sales Agreement and the Company recorded an increase in the ordinary shares, no par value of €270,885.

For the year ended December 31, 2024, the Company accrued €847,255 as the fair value of stock options granted as per the Plan. (See Note 12. Share-based compensation for more details.)

At December 31, 2024, the Company had 18,289,866 ordinary shares issued and outstanding with approximately 1.8 million ordinary shares reserved for the Plan.

Weighted average shares

The calculation was performed by taking the number of shares outstanding during a given period and weighting them for the number of days that number of shares were outstanding. For the year ended December 31, 2024, 2023, and 2022, there was a weighted average of 18,273,490, 18,216,907 and 18,216,858 shares, respectively, of the Company’s ordinary shares, no par value.

12. Share-based compensation

To reward the efforts of employees, officers, directors, and certain consultants, and to promote the Company’s growth and development, the Board may approve, upon occasion, various share-based awards.

The Plan was originally approved on May 20, 2021, and was subsequently modified, in June 2023, to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant.

In April 2022, the Company’s board of directors, as administrator of the Plan, awarded a nonqualified stock option (“NSO”) on 147,783 shares to its (former) Chairman according to the terms of a Sub-Plan called “2021-2025 Chairman Sub-Plan” (the “Sub-Plan”) attached to the Plan. The exercise price of the NSO was €6.38 per share, as pre-determined in the Sub-Plan. The NSO was fully vested upon grant and carried a two (2) year exercise term, therefore the options expired on April 2024 unexercised, and were returned to the stock options pool.

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

In July 2024, the Company’s board of directors, as administrator of the Plan, awarded NSOs on 587,650 shares to certain of the Company’s officers and employees. The NSOs vested monthly over a three-year period with a 10-year term, expiring on July 1, 2034. A cliff vesting period is provided for those employees with less than one (1) year of service at the time of grant, until the first anniversary of employment is completed. The exercise price of the NSOs is $3.083 per share, corresponding to the market price at the date of grant. In addition, each new Board member received equity compensation in the form of an initial stock option equity grant of $50,000 (based on the Black Scholes model) that vest immediately but are held for distribution for one year.

In the second half of 2024, two employees and a consultant left the Company. As per the applicable rules, the options already granted to the aforementioned employees and consultant, but not yet vested as of the termination date of their respective employment or consultancy contracts, have been returned to the stock option pool for a total of 56,482. Combined with those already returned to the pool on April 2024, a total of 204,265 options were returned to the pool in 2024.

At December 31, 2024, there were 970,308 granted stock options and 858,678 stock options remaining available for grant.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding as of January 1, 2022	-	-	-	-
Granted	540,523	€4.99	7.3	€-
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2022	540,523	€4.99	7.3	€272,480
Exercisable as of December 31, 2022	237,129	€5.66	4.42	€61,988
Outstanding, expected to vest as of December 31, 2022	303,394	€4.67	9.55	€210,492

Outstanding as of January 1, 2023	540,523	€4.99	7.3	€272,480
Granted	46,400	5.30	9.17	-
Vested and exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding as of December 31, 2023	586,923	€4.84	6.53	€67,596
Exercisable as of December 31, 2023	382,785	€5.11	5.44	€33,796
Outstanding, expected to vest as of December 31, 2023	204,138	€4.34	8.58	€33,800

Outstanding as of January 1, 2024	586,923	€4.84	6.53	€67,596
Granted	587,650	2.87	9.50	-
Vested and exercised	-	-	-	-
Cancelled or forfeited	(204,265)	5.94	-	-
Outstanding as of December 31, 2024	970,308	€3.65	8.75	€706,366
Exercisable as of December 31, 2024	514,210	€4.13	8.23	€199,667
Outstanding, expected to vest as of December 31, 2024	456,098	€3.10	9.33	€506,699

The Company calculates the fair value of stock option awards granted to employees and non-employees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to share-based compensation expense to non-employees determined at the date of grant. Share-based compensation expense to non-employees affects the Company’s general and administrative expenses, and the Company’s research and development expenses, depending on the non-employee’s function.

The Company calculated the share compensation expense for the options granted by utilizing the Black Scholes method with the following inputs for each of the stock grants in March 2023, July 2022, and April 2022:

●	The option’s exercise price.
●	The option’s expected term.
●	The underlying share’s current price.
●	The underlying share’s expected price volatility during the option’s expected (or in certain cases, contractual) term, or in cases where calculated value is used, the historical volatility of an appropriate industry sector index.
●	The underlying shares’ expected dividends during the option’s expected (or in certain cases, contractual) term, except cases such as when dividend protection is provided; and
●	The risk-free interest rate during the option’s expected (or in certain cases, contractual) term.

The Company’s share-based compensation expense for the years ended December 31, 2024, 2023, and 2022 is represented by the following table:

	Year ended December 31
	2024	2023	2022
(in Euros)
Research & development expense	€116,532	€73,392	€35,164
Research & development expense - related party	39,800	-	-
General & administrative expense	436,877	505,828	486,962
General & administrative expense - related party	254,046	160,664	200,609
Total	€847,255	€739,884	€722,735
Unrecognized expense	€1,404,415	€907,683	€1,639,082

For the years ended December 31, 2024, 2023, and 2022, the Company recorded €847,255, €739,884, and €722,735, respectively, as the fair value of the stock options granted.

The amount of unrecognized expense at December 31, 2024, 2023, and 2022 was €1,404,415, €907,683, and €1,639,082 respectively.

The weighted average fair value of the options granted during the period ended December 31, 2024, 2023 and 2022 was €2.87, €5.30 and €4.99 per share respectively.

13. Accumulated other comprehensive income

	Changes in Accumulated Other Comprehensive Income
	For the year ended December 31, 2024
	Unrealized gains and losses on available-for-sale debt securities	Foreign Currency Translation Adjustments	Total

Beginning Balance	€214,984	€16,158	€231,142
Adjustment for net (gain) loss on marketable securities	(214,984)	-	(214,984)
Change in fair value of marketable securities	96,234	-	96,234
Cumulative translation adjustment	-	(23,446)	(23,446)
Total	€96,234	€(7,288)	€88,946

Accumulated Other Comprehensive Income relates to marketable securities fair value measurement reserve and cumulative translation adjustment reserve as reported in the above table.

The net realized gain for the year ended December 31, 2024, from the Company’s investing activity was approximately €0.4 million. The unrealized net gain on marketable securities not matured at December 31, 2024, was approximately €0.1 million.

The cumulative translation adjustments reserve was not material, and it mainly included the effect of the translation of U.S. dollars held by the U.S. Subsidiary into Euros as the consolidated financial statements currency.

14. Related parties

The Company’s research and development expenses are a combination of third-party expenses, and related party expenses, as detailed below:

	For the Year Ended December 31, 2024
	Third Parties	Related Parties	Total
(In Euros)
Consultants & other third parties	€262,229	€753,679	€1,015,908
Materials & supplies	2,301,038	-	2,301,038
Compensation (including share-based)	744,959	695,764	1,440,723
Travel & entertainment	29,137	-	29,137
Other	26,048	-	26,048
Total	€3,363,410	€1,449,443	€4,812,854

	For the Year Ended December 31, 2023
	Third Parties	Related Parties	Total
(in Euros)
Consultants & other third parties	€305,289	€1,331,166	€1,636,455
Materials & supplies	3,639,920	-	3,639,920
Compensation (including share-based)	467,557	645,932	1,113,489
Travel & entertainment	44,243	-	44,243
Other	39,965	369	40,334
Total	€4,496,974	€1,977,467	€6,474,441

	For the Year Ended December 31, 2022
	Third Parties	Related Parties	Total
		(in Euros)
Consultants & other third parties	€804,341	€726,082	€1,530,423
Materials & supplies	2,790,982	-	2,790,982
Compensation (including share-based)	412,085	580,196	992,281
Other	25,276	-	25,276
Total	€4,032,684	€1,306,278	€5,338,962

Related party R&D expenses for consultants & other third parties refer mainly to the costs of preclinical and clinical activities charged by OSR. R&D costs for materials & supplies relate mainly to manufacturing costs charged by the Company’s main manufacturing vendor, AGC Biologics. Compensation costs relate to R&D personnel wages, salaries, and share-based compensation including social contribution and other related personnel costs. Travel & entertainment expenses relate mainly to business trips and scientific conferences. Other R&D expenses relate to minor general operating costs.

The Company recorded research and development expenses of approximately €4.8 million in 2024, €6.5 million in 2023, and €5.3 million in 2022. The tax credit compensation effect was approximately €0.5 million in 2024, €0.4 million in 2023, and €0.7 million in 2022. Net of tax credit compensation effect, during 2024, the Company had a decrease in research and development expenses of approximately €1.7 million.

The decrease in R&D expenses of approximately €1.7 million was mainly due to several factors as explained above under the section Results of Operations Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023.

The increase in research and development expenses related parties for the year ended December 31, 2023, compared to the year ended December 31, 2022, was due to the increase in the number of treated patients and related clinical trial activities. Furthermore, the increase was also determined by the reduction in the offsetting effect of research and development tax credits as a consequence of the reduction from 20% to 10% of the calculation percentage to apply to the relevant research and development expenses.

The Company’s general and administrative expenses are also a combination of third-party and related party expenses, as detailed below:

	For the Year Ended December 31, 2024
	Third Parties	Related Parties	Total
(In Euros)
Compensation (including share-based)	€1,019,056	€1,459,302	€2,478,358
Accounting, legal & other professional	828,592	-	828,592
Communication & IT related Facility	188,951		188,951
Facility & insurance related	3,348	14,795	18,143
Consultants & other third parties	561,458	-	561,458
Other	874,165	1,789	875,954
Total	€3,475,570	€1,475,886	€4,951,456

	For the Year Ended December 31, 2023
	Third Parties	Related Parties	Total
(In Euros)
Compensation (including share-based)	€1,218,299	€1,317,068	€2,535,367
Accounting, legal & other professional	1,026,534	-	1,026,534
Communication & IT related Facility	166,416		166,416
Facility & insurance related	6,180	15,731	21,911
Consultants & other third parties	610,103	-	610,103
Other	896,018	2,152	898,170
Total	€3,923,550	€1,334,951	€5,258,501

	For the Year Ended December 31, 2022
	Third Parties	Related Parties	Total
		(in Euros)
Compensation (including share-based)	€1,293,880	€1,268,974	€2,562,854
Accounting, legal & other professional	781,817	-	781,817
Communication & IT related	171,380	-	171,380
Facility & insurance related	1,241,692	14,815	1,256,507
Consultants & other third parties	593,788	-	593,788
Other	331,824	6,860	338,684
Total	€4,414,381	€1,290,649	€5,705,030

General and administrative expenses were approximately €5.0 million for the year ended December 31, 2024, as compared to approximately €5.3 million for the year ended December 31, 2023. The decrease of approximately €0.3 million was primarily due to the combined effect of:

1)	a net decrease in accounting, legal and other professional (approximately €62,000) as the combined effect of the following main changes in the costs category: a decrease in external audit expenses due to the change of the audit company in the second half of 2023 (approximately €167,000); an increase in legal fees due to the amendment of the Sales Agent Agreement related to the ATM Offering program (approximately €130,000), and other minor costs decrease (approximately €25,000);

2)	an increase in communication and IT related costs (approximately €23,000) mainly due to the cybersecurity system implementation;

3)	a net decrease in consultants and other third party costs (approximately €26,000) as result of the combined effect of the reclassification of Board of Director cost from payroll expense to consultant expense (approximately €60,000), and the termination of some consultancy agreements (approximately €86,000); and,

4)	a net decrease in other general and administrative costs (approximately €22,000) as a combined effect of: a decrease in the limited liability (“D&O”) insurance cost (approximately €259,000); an increase in patent maintenance costs (approximately €134,000), and several other cumulative change (approximately €100,000).

There were no significant changes in general and administrative expenses related parties during the year ended December 31, 2023, compared to the year ended December 31, 2022. General and administrative expenses, other than related party, decreased mainly because of the decrease in the Company’s limited liability insurance cost, aka director and officer (“D&O”) insurance.

The Company’s accounts payable to related parties are comprised as follows:

	At December 31,
	2024	2023	2022
		(in Euros)
San Raffaele Hospital (OSR)	€180,116	€170,888	€150,206
Carlo Russo	-	-	198
Richard Slansky	-	-	1,584
Total	€180,116	€170,888	€151,988

The Company’s accrued expenses to related parties are comprised as follows:

	At December 31,
	2024	2023	2022
		(in Euros)
San Raffaele Hospital (OSR)	€128,188	€413,935	€176,559
Pierluigi Paracchi	336,000	175,254	112,501
Richard Slansky	243,101	116,738	81,369
Carlo Russo	324,055	155,651	118,778
Total	€1,031,345	€861,578	€489,207

The Company has identified the following related parties:

●	Pierluigi Paracchi (director and co-founder of the Company);

●	Luigi Naldini (co-founder of the Company and chair of the scientific advisory board);

●	Bernhard Rudolph Gentner (co- founder of the Company and member of the scientific advisory board);

●	Carlo Russo (former XDG Biomed - chief medical officer); and,

●	Richard Slansky (chief financial officer);

●	OSR - San Raffaele Hospital (co-founder of the Company, shareholder, main service provider for clinical activity and licensor of brands of any product that can be obtained through research).

The following is a description of the nature of the transactions between the Company and these related parties:

Pierluigi Paracchi

Mr. Pierluigi Paracchi is the Chief Executive Officer, Chairman and co-founder of the Company. Prior to the Company’s conversion, he was the Chief Executive Officer, Vice-Chairman, and co-founder. His current employment arrangement with the Company provides an annual gross salary of €420,000 plus a 40% annual bonus subject to Board approval. Mr. Paracchi also has use of a Company car, for which the Company entered an operating lease agreement in February 2022.

For the year ended December 31, 2024, 2023, and 2022, the Company expensed approximately €688,000 €692,000, and €624,000, respectively, related to compensation for Mr. Paracchi. In July 2024, Mr. Paracchi received options on 120,000 shares of GNTA stock.

At December 31, 2024 and 2023, the Company accrued €168,000 for Mr. Paracchi’s bonus to reward the activity performed respectively in 2024 and 2023. Mr. Paracchi’s bonus for 2024 and 2023 remained unpaid at December 31, 2024 so that the bonus outstanding payment at December 31, 2024 amount to €336,000. At December 31, 2022, the Company accrued €112,501 for Mr. Paracchi’s bonus from July to December. Mr. Paracchi’s bonus for 2022 was paid in March 2023.

In April 2022, Mr. Paracchi received a bonus of €60,000 (gross amount), of which €23,000 related to the activity performed in the second half of 2021 and €37,000 for the activity performed following the IPO in the first few months of 2022. In July 2022, the Board approved an increase in Mr. Paracchi’s bonus from 20% to 40% to begin effective January 1, 2023.

Luigi Naldini/Bernhard Rudolph Gentner

Drs. Naldini and Gentner are co-founders of Genenta and part of the SAB – Scientific Advisory Board, with Dr. Naldini as Chairman, and Dr. Gentner as a member. Dr. Naldini has an advisory agreement approved by the Board of Directors and performs pre-clinical studies for the Company. In particular, the pre-clinical experiments are in solid tumor indications. The last consulting agreement with Dr. Naldini was signed on June 20, 2022, which included an annual fee of €100,000 starting July 1, 2022.

At December 31, 2024 and 2023, Dr. Naldini billed €100,000, respectively, and all the issued invoices were paid before December 31st of each year.

Dr. Gentner, like Dr. Naldini, oversees pre-clinical research related to the Company’s platform technology. In addition, he analyzes clinical biological data. The last agreement with Dr. Gentner started on July 1, 2022, and provided fees in the amount of €45,000 per year.

At December 31, 2024 and 2023, Dr. Gentner billed €45,000, respectively, and all the issued invoices were paid before December 31st of each year. In addition, during 2024, Dr. Gentner billed €5,000 for other consultancy activities and those invoices were paid in the same year.

Carlo Russo – former XDG Biomed LLC

XDG Biomed (XDG) is Dr. Carlo Russo’s LLC. Dr. Russo had a contract with XDG, and the Company’s Board of Directors approved the agreement along with multiple amendments. Dr. Russo, via XDG, served as the Company’s Chief Medical Officer and Head of Development. Dr. Russo is responsible for the clinical development of Temferon™, the Company’s gene therapy platform. The applicable recurring fees under XDG were €300,000 per year, plus a performance bonus of €50,000 for the period July-June of each year and payable after Board of Directors approval. This agreement continued until the Company’s IPO. Since the IPO date, December 15, 2021, Dr. Russo has been employed by Genenta Science, Inc. with the same role and responsibilities under an employment agreement. The annual gross salary of Dr. Russo, as an employee, is $500,000 per year plus a 30% annual bonus subject to Board of Director approval.

For the year ended December 31, 2024, 2023, and 2022, the Company expensed approximately €611,000, €592,000 and €580,000, respectively, related to compensation for Dr. Russo. In July 2024 Mr. Russo received options on 100,000 shares of GNTA stock.

At December 31, 2024 and 2023, the Company accrued approximately € 145,000 and €156,000, respectively, for Dr. Russo’s bonus to reward the activity performed in 2024 and 2023. Dr. Russo’s bonus for 2024 and 2023 remained unpaid at December 31, 2024. At December 31, 2022, the Company accrued approximately €112,000 for Dr. Russo’s bonus to reward the activity performed in 2022, which bonus was paid in March 2023.

Richard Slansky

Mr. Slansky is the Chief Financial Officer of the Company. Prior the IPO, he was engaged by the Company to assist with financial, accounting, and audit support under an advisory agreement until the end of October 2021. On November 1, 2021, he joined the Company full-time and has been employed as Chief Financial Officer. Under his employment agreement, Mr. Slansky was entitled to receive a gross annual compensation of $300,000 per year plus a 30% annual bonus subject to Board of Director approval. Beginning January 1, 2023, his gross annual compensation was increased to $375,000 plus a 30% annual bonus subject to Board of Director approval.

For the years ended December 31, 2024, 2023, and 2022, the Company expensed approximately €458,000, €456,000, and €445,000, respectively, related to compensation for Mr. Slansky. At December 31, 2024 and 2023, the Company accrued approximately €108,000 and €116,000, respectively, for Mr. Slansky’s bonus to reward the activity performed in 2024 and 2023. Mr. Slansky’s bonus for 2024 and 2023 remained unpaid at December 31, 2024. At December 31, 2022, the Company accrued approximately €77,000 for Mr. Slansky’s bonus to reward the activity performed in 2022, which bonus was paid in March 2023. In July 2024 Mr. Slansky received options on 100,000 shares of GNTA stock.

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

Amendment to OSR Amended and Restated License Agreement

On September 28, 2023, the Company and OSR entered into an amendment to the ARLA, whereby the Company and OSR agreed that the Company had fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that the Company and OSR have no further obligations to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”). Notwithstanding the removal of the obligation to enter into a sponsored research agreement with regards to Candidate Products 2, OSR granted the Company an exclusive option, to be exercised by sending written notice to OSR on or before September 30, 2025, to include certain intellectual property related to Candidate Products 2 and Candidate Products 2 as part of the licensed patents and licensed products under the ARLA. The option fee and the Company’s fee to extend the option period, if necessary, remain consistent with the prior fees to those costs reflected in the ARLA specific to Candidate Products 2. OSR will also have the right to prepare, file and prosecute patents and patent applications with respect to the results of Candidate Products 2. The amendment provides that the costs of the foregoing activities will be borne by the Company.

At December 31, 2024, the cumulative total amount of expense for the OSR clinical trial activity from inception amounted to approximately €11.5 million and including the cost for the exercise of the first and the second solid cancer indication option fee of €1.0 million, as well as the cost for ARLA fees of approximately €0.4 million.

At December 31, 2024, there were no pending activities with OSR related to any agreement in place prior to the ARLA effective date, except for the project called “TEM-MM unspent budget reallocated to the TEM-GBM study”, for which the last tranche of activities corresponding to the 20% of the total project of approximately €0.2 million still pending completion.

OSR Sponsored Research Agreement

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

As of December 31, 2024, the Company recorded and paid approximately €0.4 million for the CP1 SRA studies.

Operating leases

The Company entered into a non-cancelable lease agreement for office space in December 2020 (see Note 15 Commitments and contingencies below).

15. Commitments and contingencies

The Company exercises considerable judgment in determining the exposure to risks and recognizing provisions or providing disclosure for contingent liabilities related to pending litigations or other outstanding claims and liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to provisions may significantly affect future operating results.

The following table summarizes the Company obligations by contractual maturity at December 31, 2024:

	Payments by Period
		Less than a			More than
(in Euros)	Total	year	1 to 3 years	4 to 5 years	5 years
OSR office rent, and parking	€16,012	€16,012	€-	€-	€-
OSR- ARLA	83,400	83,400	-	-	-
AGC manufacturing	4,036,518	2,414,851	1,621,667	-	-
Insurance policies	7,597	6,996	600	-	-
Total	€4,143,527	€2,521,260	€1,622,267	€-	€-

The commitments with OSR relate to the office rent agreement and the ARLA while the commitments with AGC Biologics (“AGC”) relate to product manufacturing.

Insurance on operating leases is related to the non-lease insurance component of the Company’s auto lease agreement, which was entered into in February 2022 and has a term of four (4) years.

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

OSR - San Raffaele Hospital

As part of the ARLA, the Company is obligated to carry out development activities using qualified and experienced professionals and sufficient level of resources. In particular, consistent with the terms of the Original OSR License Agreement, the ARLA continues to require the Company to invest (a) at least €5,425,000 with respect to the development of the licensed products, and (b) at least €2,420,000 with respect to the manufacturing of such licensed products (subject to certain adjustments).

The Company incurred €1.8 million, €2.5 million, and €1.3 million of expenses during the period ended December 31, 2024, 2023, and 2022, respectively. The cumulative expense to date is approximately €10.0 million, therefore, there is no residual commitment for the Company at December 31, 2024.

The Company has agreed to pay OSR royalties for four percent (4%) of the net sales of each licensed product. The royalty may be reduced upon the introduction of generic competition or patent stacking, but in no event would the royalty be less than half of what it would have otherwise been, but for the generic competition or patent stacking. The Company also agreed to pay OSR a royalty of the Company’s net sublicensing income for each licensed product and to pay OSR certain milestone payments upon the achievement of certain milestone events, such as the initiation of different phases of clinical trials of a licensed product, market authorization application (“MAA”) approval by a major market country, MAA approval in the United States, the first commercial sale of a licensed product in the United States and certain E.U. countries, and achievement of certain net sales levels.

No events have occurred or have been achieved (and none are considered probable) to trigger any contingent payments under the ARLA during the period ended December 31, 2024. For information relating to the contingency payments or future milestones for these indications, please refer to Note 14 - Commitments and Contingencies.

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

In October 2022, the Company entered into Side Letter to the Master Service Agreement dated March 6, 2019 to negotiate a technology transfer agreement regarding the transfer and implementation of the manufacturing process in the AGC facility located in Bresso, Italy, including timeline, budget and the technology transfer protocol (the “Tech Transfer”) and AGC agreed with the Company to procure raw materials to be use under the Tech Transfer. At December 31, 2024, the project was completed.

In December 2022, the Company signed respectively: (i) the Amendment No. 1 to the Master Service Agreement dated March 6, 2019 mainly to update the definition of raw materials; and (ii) a Process Transfer Agreement to agree on producing the raw materials necessary for the performance of the services related to the Tech Transfer for a total commitment of €405,000 for raw materials, € 40,500 for handling and €24,000 for the stability timepoints. At December 31, 2024, the project was completed.

In January 2023, the Company entered into a new Development and Manufacturing Service Agreement providing the framework under which AGC will provide services pursuant to one or more work statements to be entered into from time to time during the agreement term. Based on this agreement AGC will reserve slots in its facility on the basis of Genenta requirements for the product manufacturing. Each party retains sole ownership of any intellectual property owned or controlled by that party (i) as of the effective date or before the commencement of the services; or (ii) as a consequence of any activities of that party or its affiliates which are unconnected with the services performed hereunder (“Pre-Existing IPR”). The agreement may be terminated on the later of (a) the date that all stages under all work statements have been completed and (b) ten (10) years from the effective date, unless sooner terminated in case of material breach, in case of liquidation or default of any party. Genenta may also terminate the agreement or any stage of the services at any time before completion of the services or stage by giving no less than sixty (60) days’ notice in writing to AGC detailing the stages of the services that are to be terminated. In case of early termination payments are due to AGC for services performed up to and including the day of termination for all completed stages and for partially completed stages in an amount calculated on a pro-rata basis. Cancellation fees for any batch scheduled for manufacture are provided to the extent of 30% or 50% of the relevant work statement.

Under this Manufacturing Service Agreement, work statements WS01, WS02, and WS03 have been issued for a total production value of approximately €4.8 million, of which, as of December 31, 2024, around €0.9 million still remains to be executed.

In December 2023, the Company entered into purchase orders n. 41 and 42 under the Master Service Agreement dated March 6, 2019 as amended in December 2022, for a total amount of approximately €0.2 million. At December 31, 2024 the production activity was completed.

During 2024, Genenta and AGC reached an agreement to renew the Master Service Agreement (MSA) originally signed in March 2019. Initially, the same agreement was temporarily extended until June 2025 to allow for better definition of the scope and terms of the new MSA, which was signed with effect from December 24, 2024.

The new MSA is an open-ended agreement with no specific expiration date, as its term is tied to the completion of any service phase, or work statement (“WS”), starting with WS01.

The service provided by AGC includes activities of manufacturing, testing, and release of Cell Therapy Drug Product using an Exclusive GMP Suite (“EGS”) and a dedicated team (“EGS Team”). The service is remunerated through monthly fees that primarily cover the costs of the suite and the dedicated team, in addition to direct production costs for materials and other accessories if applicable. AGC retains control over both the logistical and organizational aspects of the service, as well as the operational aspects related to the hiring, training, and coordination of personnel. AGC also remains solely responsible for fulfilling any remuneration and social security obligations toward its personnel.

WS01 includes two main phases:

1.	An initial Ramp-Up Phase with an estimated duration of 6 months, starting on February 1, 2025 (start of activities) and ending on August 1, 2025.

2.	A Routine Phase, which is scheduled to begin on the first day of the subsequent month after the completion of the Ramp-Up Phase (specifically, after the receipt of authorization from the Regulatory Agency (“AIFA”) to use the Exclusive Suite and the successful completion of the training of personnel assigned to the dedicated team).

The Company may terminate this schedule or work statement by providing twelve (12) months’ prior written notice to AGC. However, such notice cannot be issued before the sixth (6th) month anniversary of the Ramp-Up Phase commencement date (for clarity, the notice must not be sent before August 1, 2025).

As a result of these contractual provisions, as of December 31, 2024, the Company has a commitment of approximately €3.5 million, and since the agreement was signed in December 2024, the commencement date of this agreement is February 2025. The Company is determining if the agreement qualifies as an operating lease under ASC 842.

Operating leases

On December 1, 2019, the Company began a six-year non-cancelable (and renewable for further six (6) years until December 1, 2026) lease agreement for office space with OSR. Withdrawal is allowed from the fourth year with a notice of 12 months. After the initial expiration date, the contract is automatically renewed for an additional six (6) years. As of December 31, 2024, neither party has communicated any termination of the lease agreement, which is therefore considered renewed until December 2031, subject to any potential earlier resignation.

Since the annual rent amounts to approximately €15,000, at December 31, 2024, outstanding minimum payments amount to approximately €15,000 until December 1, 2025.

Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss or a potential range of loss is probable and reasonably estimable under the provisions of ASC 450, Contingencies.

16. Subsequent events.

AGC Biologics Agreement

On February 18, 2025, the Company and AGC Biologics S.p.A. (“AGC”) entered into a Project Change Order (“PCO”) n. 6 for Work Statement 02 (“WS02”), project number 1486-04, under the Master Service Agreement (“MSA”) dated January 20, 2023 and WS02 dated February 2, 2023. The change order consists of changes in the addition of one 24CF/48 L GMP LVV Manufacturing and Release process. The batch will be executed according to AGC platform process with an estimated timeline of six (6) months for completion, including reporting results. The activity is expected to be completed by June 2025, and the order is not cancellable. The cost of the service under this PCO, including the manufacturing and release of one additional batch, as well as materials, external testing, and other external costs, is estimated at approximately €0.6 million.

Mandatory Convertible Bond Financing

On March 12, 2025, the Company and Fondazione Enea Tech e Biomedical (“Enea”), a private law foundation subject to the supervision of the Ministry of Enterprises and Made in Italy, entered into a Subscription Agreement (the “Subscription Agreement”) providing for the subscription of a mandatory convertible bond loan denominated “MANDATORY CONVERTIBLE LOAN GENENTA 2025-2028” (the “Mandatory Convertible Bond”) by Enea, with an aggregate nominal value of up to €20 million and consisting of up to a total of 2,000 bonds (the “Convertible Bonds”), each with a nominal value of €10,000 (the “Nominal Value”), to be issued in two tranches by the Company at an issue price per unit equal to €10,000 for 100% of the Nominal Value. The Subscription Agreement contains certain representations and warranties and covenants of the parties and conditions precedent to the issuance of the Convertible Bonds, and the terms and conditions of the Mandatory Convertible Bond are governed by the Regulation of the Mandatory Convertible Bond Loan Denominated “Mandatory Convertible Loan Genenta 2025-2028” (the “Bond Regulation”).

The Convertible Bonds consist of two tranches: an initial tranche in the amount of €7,500,000 (the “First Tranche”) issued on March 19, 2025 (the “First Tranche Issue Date”) and a subsequent tranche in the amount of €12,500,000 (the “Second Tranche”) to be issued by September 19, 2026 (the “Second Tranche Issue Date” and, together with the First Tranche Issue Date, each an “Issue Date”). The issuance of the Second Tranche on the Second Tranche Issue Date is subject to a number of conditions precedent, including: (i) the Company’s achievement of safety and tolerability on the project on research and creation of new therapeutic products for the prevention and treatment of oncological pathologies and, in particular, for the development of Temferon cell and gene therapy for the clinical indication of renal cancer in a phase 1 and phase 2 clinical trial in the so-called Renal Cell Cancer Trial by using gene-based cytokine delivery to activate the immune system within the tumor (the “Project”), which is considered to have been achieved following verification and certification by an independent scientific advisor appointed by Enea (the “Scientific Advisor”), (ii) the approval by the Italian Medicines Agency (Agenzia Italiana del Farmaco) (“AIFA”) of the phase 2 clinical trial referred to in the Project and (iii) the completion of investment transactions in the Company’s share capital through the issuance of shares, convertible bonds, warrants or similar instruments for a total aggregate amount of €32,500,000.

The Convertible Bonds will automatically convert into ordinary shares of the Company (the “Conversion Shares”) on the earlier of (i) the occurrence of either (x) a Change of Control, which is defined as an acquisition by a person or group of persons not currently controlling the Company of more than 50% of the Company’s issued share capital with voting rights or a takeover bid and/or exchange offer launched on all of the Company’s outstanding ordinary shares and American depositary shares (“ADSs”) or (y) the completion of an Investment Round, which is defined as any further investment transactions in the Company’s share capital through the issuance of shares, convertible bonds, warrants or similar instruments for a total aggregate amount of €50,000,000 (the “Early Conversion Date” and, together with the Maturity Date, each a “Conversion Date”) and (ii) three years after the First Tranche Issue Date (the “Maturity Date”).

The Convertible Bonds will bear interest at a fixed annual nominal rate calculated on the Nominal Value before withholding tax, to be paid in arrears in a lump-sum amount no later than five business days after either the Early Conversion Date or the Maturity Date, with the Company having the option to pay Enea in (i) ordinary shares of the Company calculated at an interest rate equivalent to 6% on the Nominal Value or (ii) cash at an interest rate equivalent to 4% calculated on the Nominal Value.

Upon conversion of the Convertible Bonds at the Maturity Date, the conversion price (the “Ordinary Conversion Price”) will be determined as follows: (i) 55% of the Ordinary Conversion Price will be represented by the weighted average of the official prices of the Company’s ADSs recorded on the Nasdaq Capital Market in the 90 days preceding the Maturity Date; and (ii) 45% of the Ordinary Conversion Price will be represented by the fair market value of the Company’s ordinary shares determined by an independent financial advisor appointed by Enea (the “Advisor”), according to criteria used internationally for the valuation of companies comparable to the Company and, in particular, the criteria of the so-called “Free Cash Flow Method” and “Venture Capital Method” and, in any case, in compliance with the relevant provisions of Art. 2441(6) of the Italian Civil Code (“Fair Market Value”). A discount will be applied to the Ordinary Conversion Price equal to (i) 6% of the Ordinary Conversion Price, if the Ordinary Conversion Price is equal to or greater than 50% of the weighted average of the official prices of the ADSs recorded on the Nasdaq Capital Market during the 90 days preceding the First Tranche Issue Date; and (ii) 3% of the Ordinary Conversion Price, if the Ordinary Conversion Price is less than 50% of the weighted average of the official prices of the ADSs recorded on the Nasdaq Capital Market in the 90 days preceding the First Tranche Issue Date.

Upon conversion of the Convertible Bonds at the Early Conversion Date, the conversion price (the “Early Conversion Price” and, together with the Ordinary Conversion Price, each a “Conversion Price”) will be determined as follows: (a) in the event of a Change of Control: (i) 55% of the Early Conversion Price will be represented by the weighted average of the official prices of the Company’s ADSs recorded on the Nasdaq Capital Market in the 90 days preceding the Early Conversion Date; and (ii) 45% of the Early Conversion Price will be represented by the official price of the takeover and/or exchange offer; and (b) in the event that, from the First Tranche Issue Date and prior to the Conversion Date, an Investment Round occurs, a discount equal to 10% of the price of the shares actually applied in the subscription and payment of the portion of the capital increase relating to the Investment Round which resulted in the aggregate amount of the Investment Round of €50,000,000 being reached or exceeded will be applied to the Early Conversion Price. In no event will the Conversion Price exceed $17.64 per ordinary share of the Company.

The number of Conversion Shares that will be issued upon conversion of the Convertible Bonds (the “Conversion Ratio”) will be calculated by dividing the sum of the Nominal Value of and, if the Company decides to pay interest in ordinary shares as describe above, the accrued interest on the Convertible Bonds, divided by the Conversion Price. The Conversion Ratio is subject to adjustment upon certain extraordinary transactions as set forth in the Bond Regulation. Further, in no event will the application of the Conversion Ratio result in the allotment of a number of Conversion Shares representing an interest in the Company’s share capital on the Conversion Date in excess of 29%. In addition, the Bond Regulation provides that the Conversion Shares will be subject to a lock-up period of two years following the Conversion Date (the “Lock-Up Period”).

The Subscription Agreement provides that the Company and Enea will establish a project committee for the purpose of monitoring and overseeing the Company’s research and development project for new therapeutic products for the prevention and treatment of renal cell cancer by using gene-based cytokine delivery to activate the immune system within the tumor, which will remain in effect until the completion of the activities related to the phase 2 trial of the Project. In addition, upon Enea receiving the Conversion Shares, the Subscription Agreement provides that Enea will have the right, but not the obligation, to appoint an observer to the Company’s Board of Directors (the “Observer”) at any time for the duration of the Lock-Up Period. The Observer will have the right to attend and participate at the Company’s meetings of its Board of Directors, and access documents presented and exchanged at such meetings, but will not have any voting rights.

The Bond Regulation contains certain events of default that entitle Enea to demand the early redemption of the Convertible Bonds for a cash amount equal to 100% of the total amount thereof. These events of default include the Company’s failure to complete an investment of up to €7,500,000 in accordance with the Company’s operating plan (the “Plan”) for the Project, certain suspensions or interruptions of the Project, certain failures of the Company to comply with the Plan, certain failures of the Company to comply with its reporting obligations to Enea, the delisting of the Company’s ADSs, if the Company’s auditor expresses an adverse opinion or states that it cannot express an opinion on the Company’s financial statements, certain cross defaults in excess of €1,500,000 and certain material adverse changes in relation to the continuation of the Project.

The Convertible Bonds and the Conversion Shares have been and will be issued in offshore transactions exempt for registration pursuant to Regulation S under the Securities Act.

Proceeds from ATM

On March 20, 2025, the Company issued 856,602 ADSs for net proceeds of approximately €2,977,100 (or approximately $3,222,900), bringing the total number of ordinary shares outstanding to 19,146,468, pursuant to the Sales Agreement in place with Rodman & Renshaw and Virtu Capital.

